
07051651

PE 12/31/06 ARS

RECD S.E.C.
APR 2 4 2007
1083

1-33351

NEUROMetrix

Building On Our Platform of Strengths

APR 2 9 2007
April 27, 2007

ANNUAL REPORT

NEUROMetrix®

Building On Our Platform of Strengths

Building Standards of Care

Our Existing Customer Base

Proven Product Development

Best in Class Sales and Marketing

Our Proven Platform of Strengths



Building Standards of Care



Our Customer Base



Product Development



Best in Class Sales & Marketing

NEUROMetrix®

Corporate Overview

NeuroMetrix® provides physicians with products to improve the care of patients with common neuropathic and neurovascular conditions. These products enable all physicians to improve the quality, timeliness and cost of care to their patients by offering efficient, accurate, and straightforward in-office solutions for diagnosing these clinical conditions.

The NC-stat® System, the company's flagship product, is now utilized by approximately 15,000 physicians across nearly 5,000 physician practices. Strong customer demand combined with 45 peer-reviewed published clinical articles and abstracts, has validated the clinical excellence of NC-stat® for the detection of neuropathies.

The company is headquartered in Waltham, Massachusetts and has over 50 sales professionals across the United States. Their employees are fully committed to the advancement of patient care, through the leveraging of the company's proven strengths in innovative product development, clinical and engineering excellence and its direct to physician sales, marketing and support systems.

2006 Accomplishments

- Achieved $55.2 million in sales, a 61% increase over 2005
- Grew customer base to nearly 5,000 physician practices
- Tested over 750,000 patients with the NC-stat® System since inception
- Increased direct sales force to over 50 regional sales managers
- Acquired exclusive rights to sell and market the DigiScope® Retinal Imaging System to the physician office market, for the detection of retinopathy in patients with diabetes
- Advanced technology development on several product platforms

NeuroMetrix: A Platform Company

NeuroMetrix launched their first product, the NC-stat® System, in 1999. This Nerve Conduction System enables all physicians to measure nerve damage (neuropathies) related to diabetes and common conditions such as radiculopathy, spinal stenosis, sciatica, and carpal tunnel syndrome.

NeuroMetrix expanded their product offering in 2006, with the signing of an exclusive licensing agreement to sell and market the DigiScope® Retinal Imaging System, for the detection of diabetic retinopathy. Other products in development include diagnostic testing for small fiber neuropathies, such as those caused by diabetic autonomic neuropathy; and a minimally invasive drug delivery system for the treatment of carpal tunnel syndrome and other conditions.

Our Broad Portfolio of Products

Enabling All Physicians to Accurately Diagnose Neuropathies & Neurovascular Conditions

Nerve Conduction & Needle EMG Systems

NC-stat®



For Diagnosis of Patients Presenting with Symptoms of:

- **Low Back & Leg Pain**
- **Diabetic Peripheral Neuropathy**
- **Hand & Wrist Pain**

ADVANCE®*



- Low back/leg pain is the 2nd most common reason for a doctor visit - CDC reported 55 million visits in 2002
- Diabetic Peripheral Neuropathy (DPN) affects up to 70% of patients with diabetes
- More than 2.5 million annual visits to physicians are related to carpal tunnel syndrome

1 in 10 visits to primary care physicians involve symptoms of low back, leg, hand or wrist pain

Retinal Imaging Systems

DigiScope®



- Nearly 1/2 of all patients with diabetes have some level of diabetic retinopathy
- ADA & NEI guidelines recommend annual dilated eye exams
- Fewer than 1/2 of patients receive annual dilated eye exams
- Up to 90% of vision loss among patients with diabetes can be prevented with early detection

Future Platform Technologies

Cardiac Autonomic Neuropathy (CAN) System

- Approximately 1 in 5 patients with diabetes has CAN
- 5 year mortality is as high as 27% for patients with CAN
- Prevalence of autonomic dysfunction can be reduced by over 50% with increased glycemic control

Drug Delivery Products

- More than 2.5 million annual visits to physicians are related to carpal tunnel syndrome

* Pending FDA approval - anticipated 2007

Dear Shareholders

For NeuroMetrix, fiscal year 2006 was a successful year on many fronts. Strong revenues and profits were posted due to solid growth in sales of the NC-stat® System. We continued to enhance our product offering and built upon our substantial customer base and expansive field organization. We also embarked upon an important new business collaboration with EyeTel Imaging to market the DigiScope® Retinal Imaging System. This addition to our product portfolio will greatly expand our diagnostic offering for diabetes disease management.

We also encountered business challenges in 2006. Our market progress was met with shifts in the reimbursement landscape that will require extensive attention and resources in the coming years. We are fully committed to dedicating the resources needed to protect the successes we have achieved by our company in forging standards of care.

With our financial resources, we are poised to leverage our proven business model in 2007 and beyond through new product development and potential product licensing or acquisitions. We look forward to the promise these future endeavors hold for our organization, our customers and the patients they treat.







Our Financial Performance

NeuroMetrix strengthened its financial position with strong operating results in fiscal year 2006. The company generated $55.2 million in revenues in 2006, a 61% increase over 2005. We also generated $7.3 million in positive cash flow from operations during 2006, including $2.2 million in the fourth quarter. We enter 2007 with over $40 million in cash and investments on our balance sheet and no long term debt.

While we exited 2006 in a good financial position, we face reimbursement challenges which may impact our financial results for 2007.

2006 Financial Metrics

(In thousands)

Revenues	$55,250
Cash and cash equivalents	$7,910
Short & long-term investments	$32,411
Working capital	$41,894
Total assets	$55,706
Total stockholders' equity	$43,409



Strong Market Position and Progression Built upon our Platform of Strengths

Our Platform of Strengths

Uncompromised quality is fundamental to everything we do at NeuroMetrix. Whether we are designing and manufacturing products, conducting clinical studies, or servicing the needs of physicians and their staff, we continually strive to raise our level of performance. By selling our products directly to physician practices, we are able to provide outstanding training, education, and on-going support to our customers.

We have forged a platform of strengths that will be leveraged as we continue to build our company and further market adoption in the years ahead. This platform of strengths is based upon the following:

- **Building Standards of Care**
- **Our Existing Customer Base**
- **Proven Product Development**
- **Best in Class Sales and Marketing**

Building Standards of Care

Our commitment is to develop products that enhance the level of care physicians provide to their patients at the point of service. We recognize that by enhancing the ability of physicians to diagnose prevalent conditions more quickly, patients receive improved care more rapidly and often at reduced costs. We have a demonstrated record of delivering new technology to the marketplace.

Toward this end, we remain focused on not only developing and commercializing new products, but increasingly on obtaining appropriate reimbursement for our products as well as providing comprehensive education and training to physicians and their clinical staff.

Our work in these areas increasingly involves collaboration with physicians, private and government insurers, patient advocacy groups and government officials who make and carry out policy. These efforts are designed to ensure that physicians can apply our technologies to further advance the diagnosis and treatment of the patients they serve.

NC-stat® System



DigiScope®



ADVANCE®



Our Existing Customer Base

We have consistently built our customer base since first commercializing NC-stat® in 1999 to nearly 5,000 physician practices and 15,000 physicians. These customers serve as a foundation for delivering and driving our existing and forthcoming platforms.

Our company and the technologies we offer continue to serve a wide array of medical specialties.



While our progress has been impressive, the total target audience for the NeuroMetrix platform of products includes 75,000 physician practices. This represents an opportunity for future growth.

NeuroMetrix customers are valued for the long-term relationship they hold with our company. Physicians receive more from us than the ability to diagnose patients more effectively. They receive education, technical support and training that helps them grow professionally. As we continue to expand our offering of diagnostic and therapeutic solutions, we will enable our customers to expand the capabilities and level of care they provide to their patients.



In our 2006 annual customer survey, 9 of 10 customers agreed that NC-stat® delivers clinical value to their practices by allowing them to offer patients faster treatment, earlier diagnosis, better control over patient care, and streamlined referrals as needed. This high level of customer satisfaction is a solid foundation for our future.



Proven Product Development

NeuroMetrix has built a solid foundation of product development and scientific discovery using sophisticated technological capabilities. These strengths will be utilized in future product development efforts, including diagnostic and therapeutic solutions for neuropathies and other conditions – addressing patient care for diabetes, orthopedic conditions and pain syndromes.

In 2007, pending FDA clearance, NeuroMetrix plans to launch its next generation neurodiagnostic system, called ADVANCE®. Other product platforms in development include diagnostic testing for small fiber neuropathies, such as those caused by diabetes, and a minimally invasive drug delivery system for the treatment of carpal tunnel syndrome and other conditions.

We will also continue to explore opportunities to expand our product offerings through product licensing and acquisitions of externally developed diagnostic and therapeutic products.







Best in Class Sales and Marketing

NeuroMetrix has one of the largest medical device sales forces in the United States focused on the physician office arena. Furthermore, our marketing and sales capabilities are built upon highly talented and experienced individuals. This team has demonstrated their ability to deliver innovative technologies to the marketplace in a best in class manner.

NeuroMetrix has leveraged the NC-stat® System using a differentiated and successful business model. By first understanding the clinical need of physicians caring for and treating patients with common and pervasive neuropathies, we have developed a comprehensive and successful market approach. This model begins with the sale of our products to a broad base of customers by our sales organization, but we go much further. We empower physicians to feel more confident in the level of care they provide their patients, by providing first and foremost a product that is backed by FDA clearance and extensive clinical data. Our customers know that NC-stat® is delivering on its clinical promise.

We understand the need for comprehensive training certification programs and support services (clinical, technical, customer service and reimbursement support). We offer our customers extensive practice installation and training, backed by on-going technical and clinical support. Finally, in this complex health care landscape, we offer on-going support to physician practices, for appropriate reimbursement of NeuroMetrix products.



Employee Commitment



Our talented employees are our most valuable and valued asset. We appreciate the diversity and strengths offered by each individual contributor in our organization, and take this opportunity to thank them for their dedication to the NeuroMetrix mission.

Looking Toward the Future

While we are proud of our accomplishments in fiscal year 2006, we look to the future as a company. We recognize that with success comes challenge and we embrace the changes required for growth as a platform company. It is with confidence that we move into 2007, armed with strong financial resources, an exciting pipeline of new products, talented employees, a proven record of success and our platform of strengths.

We pledge our on-going commitment to advocate for improved patient care, and to support the rights of all physicians to access the best possible diagnostic and therapeutic tools for their patients.

Our sincere appreciation and thanks to our customers, employees and shareholders in your support of the NeuroMetrix vision.

Sincerely,



Shai N. Gozani, M.D., Ph.D.

Chairman, President & CEO
NeuroMetrix, Inc.

Financial Data

Summary of Operations
(in thousands, except per share amount)

For the years ended December 31	*2006*	*2005*	*2004*	*2003*	*2002*
Revenues	$55,250	$34,298	$17,920	$9,168	$4,225
Gross margin	$41,692	$25,440	$13,067	$6,461	$2,855
Income (loss) from operations	$2,862	($553)	($3,957)	($3,756)	($4,935)
Net income (loss)	$4,268	$249	($4,707)	($3,869)	($4,894)
Earnings (loss) per share (diluted)	$0.33	$0.02	($2.42)	($5.66)	($13.27)

Financial Position
(in thousands)

For the years ended December 31	*2006*	*2005*	*2004*	*2003*	*2002*
Cash and cash equivalents	$7,910	$8,170	$1,936	$1,623	$2,701
Short & long-term investments	$32,411	$24,082	$28,072	-	-
Working capital	$41,894	$33,268	$21,774	$2,451	$3,623
Total assets	$55,706	$42,897	$37,953	$7,218	$7,053
Long-term debt & other long-term liabilities	$73	$131	$189	$2,232	$124
Total stockholders' equity (deficit)	$43,409	$34,833	$33,330	($45,805)	($40,029)

Revenue



Market Adoption







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50856

NEUROMETRIX, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**04-3308180** (I.R.S. Employer Identification No.)
62 Fourth Avenue Waltham, Massachusetts (Address of Principal Executive Offices)	**02451** Zip Code

(781) 890-9989
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant To Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $0.0001 par value per share	The NASDAQ Stock Market LLC
Preferred Stock Purchase Rights	

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2006 the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $267,896,949 based on the closing sale price of the common stock as reported on the NASDAQ Global Market on June 30, 2006. For this computation, the registrant has excluded the market value of all outstanding shares beneficially owned by any director, executive officer or person known to the registrant to beneficially own 10% or more of the registrant's common stock; such exclusion shall not be deemed to constitute an admission that any such person is an affiliate of the registrant.

As of March 21, 2007, there were 12,604,554 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the registrant's 2007 annual meeting of stockholders, which is expected to be filed pursuant to Regulation 14A within 120 days of the registrant's year ended December 31, 2006, are incorporated by reference into Part III of this Annual Report on Form 10-K.

NEUROMETRIX, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2006
TABLE OF CONTENTS

		Page
PART I		
Item 1:	Business	3
Item 1A:	Risk Factors	24
Item 1B:	Unresolved Staff Comments	41
Item 2:	Properties	41
Item 3:	Legal Proceedings	41
Item 4:	Submission of Matters to a Vote of Security Holders	41
PART II		
Item 5:	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	42
Item 6:	Selected Financial Data	44
Item 7:	Management's Discussion and Analysis of Financial Condition and Results of Operations	46
Item 7A:	Quantitative and Qualitative Disclosures About Market Risk	64
Item 8:	Financial Statements and Supplementary Data	65
Item 9:	Disagreements with Accountants on Accounting and Financial Disclosure	65
Item 9A:	Controls and Procedures	66
Item 9B:	Other Information	67
PART III		
Item 10:	Directors, Executive Officers and Corporate Governance	68
Item 11:	Executive Compensation	68
Item 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	68
Item 13:	Certain Relationships and Related Transactions and Director Independence	68
Item 14:	Principal Accountant Fees and Services	68
PART IV		
Item 15:	Exhibits and Financial Statement Schedule	69
Signatures		72

PART I

The statements contained in this annual report on Form 10-K, including under the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this annual report, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "plan" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ITEM 1. BUSINESS

Our Business

We design, develop and sell proprietary medical devices used to help physicians diagnose neuropathies and neurovascular disease. Neuropathies are diseases of the peripheral nerves and parts of the spine that frequently are caused by or associated with diabetes, low back pain and carpal tunnel syndrome, as well as other clinical disorders. We believe that our neuropathy diagnostic system, the NC-stat System, improves the quality and efficiency of patient care by offering all physicians the ability to diagnose patients with neuropathies at the point-of-service, that is, in the physician's office at the time the patient is examined, resulting in earlier and more accurate detection, greater patient comfort and convenience, and, in many cases, improved clinical and economic outcomes.

Neuropathies traditionally have been evaluated by simple clinical examination by the primary care physician, and, in some cases, subsequently diagnosed by a nerve conduction study and needle electromyography, or NCS/nEMG, procedure performed by a neurologist or physician in a related specialty. We estimate that there are approximately 2.0 million traditional NCS/nEMG procedures currently performed each year in the United States. We believe that use of traditional NCS/nEMG procedures is limited by: (1) the need to obtain a referral to a neurologist for the procedure and the resulting delay in availability of diagnostic information; (2) the inconvenience and discomfort of these procedures for the patient; and (3) the expense to the patient and third-party payer. We anticipate that the advantages and increased availability of the NC-stat System will significantly increase the number of nerve conduction studies performed. Based on our analysis of current data, we estimate that the potential market size for point-of-service nerve conduction studies in the diabetes, low back pain and carpal tunnel syndrome markets in the aggregate could be greater than 9.5 million annual patient tests, estimated to be more than $1.0 billion annually for our disposable biosensors, in the United States.

Neurovascular disease includes conditions such as retinopathy, an eye disease prevalent in patients with diabetes. We hold an exclusive sales and marketing license to a product known as the DigiScope®, which allows primary care physicians and endocrinologists to diagnose diabetic retinopathy and refer patients to the ophthalmologist for treatment if deemed necessary based on the results. It is recommended by the American Diabetes Association ("ADA") that all patients with diabetes receive an annual dilated

eye examination to determine if there are any abnormalities. There are approximately 21 million people in the United States with diabetes according to the ADA and only approximately 50% comply with the recommendation to have an annual eye examination. We believe that a product such as the DigiScope in primary care physicians' and endocrinologists' offices could potentially lead to an increase in the level of testing and result in the earlier detection of eye diseases in patients with diabetes.

Our goal is to become the leading provider of innovative, proprietary, high margin medical devices that provide comprehensive solutions for the diagnosis and treatment of patients with neuropathies and neurovascular disease. To date, our primary focus has been on the diagnosis of neuropathies. We also believe that our core technology can be adapted and extended to provide minimally invasive approaches to treating neuropathies. During the first half of 2007, we expect to enter the clinical stage of development of a drug delivery system to enable a broad base of primary care and specialist physicians to provide this type of minimally invasive neuropathy therapy at the point-of-service. We recently obtained an exclusive sales and marketing license to the DigiScope product for the diagnosis of diabetic retinopathy and launched our sales and marketing efforts for this product in the first quarter of 2007. We have built a sales force of over fifty regional sales managers and we may search for additional products that can be sold to the primary care physician and endocrinologist market by this direct sales force through licensing or acquisition opportunities.

All of our current products have received 510(k) clearance by the United States Food and Drug Administration, or FDA. The NC-stat System has been on the market since May 1999 and is presently used in over 4,900 physician's offices, clinics and other health care facilities. EyeTel Imaging, Inc. ("EyeTel"), the manufacturer of the DigiScope, for which we have an exclusive sales and marketing license for the U.S. primary care physician and endocrinologist market, has received a 510(k) clearance from the FDA for this product. We hold issued utility patents covering a number of important aspects of our NC-stat System. In 2006, we increased our revenues from the prior year by 61.1%, generating $55.2 million in revenues, compared with $34.3 million in 2005. Our gross margin percentage in 2006 was 75.5%, and 86.4% of our revenues were attributable to sales of the disposable biosensors that physicians use to perform tests with our NC-stat System. We recorded net income of approximately $4.3 million in 2006 and $249,000 in 2005 and incurred a net loss of approximately $4.7 million in 2004. Since our inception, more than 750,000 patients have been tested with the NC-stat System.

Neuropathies

Disorders of the nerves are broadly described by the term neuropathies. There are two basic types of neuropathies, those that are focal, or localized in nature, and those that are systemic. Focal neuropathies are typically caused by a compression of one or more specific nerves. Systemic neuropathies are typically caused by a metabolic disturbance that results in widespread damage to nerves throughout the body. The most common clinical conditions associated with neuropathies include:

- *Diabetes.* Diabetes is a disease in which the body either does not produce sufficient quantities of insulin or does not properly use insulin. Insulin is a hormone that is needed to convert sugar, starches and other food into energy needed for daily body function. Diabetes often results in a high level of glucose in the blood, called hyperglycemia. Chronic hyperglycemia is associated with complications of diabetes including nerve, eye and kidney disease. The most common form of diabetes-related nerve disease is a systemic neuropathy called diabetic peripheral neuropathy, or DPN. The symptoms of DPN include impaired sensation or pain in the feet and hands. The ADA currently estimates that 60% to 70% of people with diabetes are affected by DPN, although a majority of these individuals are unaware of their nerve disease because they have no symptoms. Clinical studies have demonstrated that nerve conduction studies can detect DPN in cases where symptoms are not present. DPN, if left undiagnosed and unmanaged, can result in the development of lower extremity ulcers and, in severe cases, amputation. It is estimated by the ADA that over

75% of all foot amputations are in patients with diabetic peripheral neuropathy. Other neuropathies may be present in as many as 30% of patients with diabetes, including carpal tunnel syndrome, radiculopathy and chronic inflammatory demyelinating polyneuropathy, or CIDP.

- *Low back pain.* Low back pain can have many causes. When low back pain has a neurological source, it is often focal in nature and associated with pain that radiates from the lower back region into the leg, called sciatica. In some cases, the patient may also experience loss of sensation and weakness in the lower leg. In advanced cases, these symptoms can become disabling. The symptoms result from pressure on the nerve roots, the precursors of the nerve, as they exit the spine. The source of the pressure is usually part of an intervertebral disc that is displaced from its normal location between the vertebral bodies. These disorders are often called herniated or ruptured discs.
- *Carpal tunnel syndrome.* Carpal tunnel syndrome, or CTS, is caused by swelling of the tendons that traverse the wrist alongside the median nerve. The swollen tendons compress the median nerve, resulting in damage to the nerve that leads to numbness in the first three fingers of the hand, weakness in the thumb, and occasionally wrist and hand pain. CTS is the most common focal neuropathy.
- *Other medical conditions associated with neuropathies.* Common chronic disorders such as obesity; rheumatoid arthritis; and spinal stenosis, or narrowing of the spinal canal; are commonly associated with neuropathies. In these complicated cases, it is particularly important for the physician to confirm or exclude neuropathies in order to develop effective treatment programs.
- *Nerve damage caused by chemotherapy.* A number of widely used chemotherapeutic agents are toxic to nerves. Unfortunately, by the time patients report symptoms, significant nerve damage has often already occurred.

Limitations of Traditional Methods for Detecting Neuropathies

Neuropathies have traditionally been evaluated using clinical and diagnostic methods but there are limitations to these methods. The clinical examination is qualitative rather than quantitative, it is subjective and it does not often detect pre-clinical or early stage disease. Traditional nerve conduction studies and NCS/nEMG procedures are performed under a referral to a neurologist and this referral process can result in delays and inconvenience for the patient, higher expense and loss of control of the patient's care by the referring physician. Traditional procedures are complex and are therefore only performed by a small number of physicians, such as neurologists and the testing is therefore not generally widely available. In addition, traditional procedures may be painful if an nEMG procedure is involved since the physician will insert needles into the patient's muscles often in close proximity to the site of pain.

NeuroMetrix Solution/NC-stat System

The NeuroMetrix point-of-service neurodiagnostic solution is known as the NC-stat System. The NC-stat System is comprised of: (1) disposable single use biosensors that are placed on the patient's body; (2) the NC-stat device and related components; and (3) the NC-stat docking station, an optional device that enables the physician to transmit data to our onCall Information System. The onCall Information System formulates the data it receives for each test into a detailed report that is sent to the physician via facsimile or e-mail in three to four minutes on average and aids in the physician's diagnosis. The NC-stat System enables the physician to make rapid and accurate diagnoses that are cost-effective for the patient and third-party payer.

- *Biosensors.* The biosensors are single use, self-adhesive, nerve-specific, electrode devices that are placed on the body and connected to the NC-stat device. Through the use of a specialized gel and a digital thermometer, both of which are contained within the device, biosensors convert nerve signals

to electronic data that can be received and displayed by the NC-stat device. Currently, we sell biosensors for assessment of nerve function in the median and ulnar nerves in the upper extremities for the diagnosis of carpal tunnel syndrome and for assessment of the nerve function in peroneal, tibial and sural nerves in the lower extremities for the diagnosis of diabetic peripheral neuropathy and low back conditions.

The biosensors are designed to be positioned according to common anatomical landmarks with a configuration that facilitates correct placement. We designed the biosensors so that they could be easily and quickly applied with minimal training by members of a physician's clinical staff. The biosensors are encoded with a unique electronic serial number, which allows us to track each biosensor throughout the manufacturing, shipping and end-use stages. The biosensors also are electronically inactivated after use, thus preventing re-use. This inactivation is essential since prior use of the biosensor adhesive and specialized gel would significantly degrade the quality of the measurements. In a typical nerve conduction study, multiple nerves are evaluated and multiple biosensors are used according to general guidelines established by the Center for Medicaid and Medicare Services, or CMS, and physician associations.

- *NC-stat device.* The NC-stat device is designed for efficient and easy use by the physician or a member of the physician's clinical staff. The NC-stat device can only be operated with our biosensors. This instrument, which is lightweight and slightly larger than a cordless telephone, customizes and calibrates the test for each patient, analyzes neurophysiological signals collected from the biosensor and displays the pertinent results on an LCD screen immediately at the conclusion of each nerve conduction study. It also stores data from multiple patients for optional transmission to the onCall Information System. We also sell optional related components that allow for the testing of long nerve segments, such as those between the elbow and wrist or the knee and foot. The monitor is powered for several months by two AA batteries. The NC-stat device contains software that performs all the control and analysis algorithms necessary to carry out a nerve conduction study. A complete nerve conduction study may be performed with just the device and the biosensors. A third generation diagnostic device, which we plan to market under the name ADVANCE™, is currently in development and is expected to be introduced during 2007.
- *NC-stat docking station and onCall Information System.* The NC-stat docking station is an optional device that automatically transmits data from the NC-stat device via any available telephone line, such as those used by facsimile machines, to the onCall Information System that we maintain. The docking station has its own data storage so it does not lose data if the telephonic connection to the onCall Information System cannot be established for some time or is disrupted during transmission. The data is automatically processed by the onCall Information System and stored in a central database, and a detailed computer generated report is created for each patient that is then sent to the physician via facsimile or e-mail in three to four minutes on average. The report includes the raw waveform data, comparisons to an age- and height-adjusted normal range population, study reference table and text summaries of the study, which facilitate rapid and accurate diagnosis by the physician examining the patient. Although the study data presented in the onCall report can be generated manually by the physician using the numerical measurements displayed by the NC-stat device, the report is a convenient and fast adjunct. Whether using the information from the onCall report or the NC-stat device display, the actual clinical interpretation of the NC-stat System results is always performed by the physician ordering the study. The onCall Information System can also provide daily, monthly and quarterly reports to customers. These reports provide assistance in correct submission for third-party reimbursement and assist in tracking overall clinical utilization. The onCall Information System generally is available 24 hours per day, seven days per week. Although purchase of the NC-stat docking station and utilization of the onCall Information System are entirely optional, we believe substantially all of our customers use this system in all studies they

conduct with the NC-stat System. We currently have a record of over 1.5 million individual nerve tests within the onCall information system database. We believe that this information provides us with the ability to continually improve our products and provide our customers with a very high level of customer service and value.

Recognizing the opportunity created by the limitations of traditional diagnostic methods coupled with the availability of current and potential new treatments for certain neuropathies, NeuroMetrix has developed the NC-stat System for the performance of non-invasive nerve conduction studies at the point-of-service. Our proprietary technology provides physicians with an in-office diagnostic system that enables physicians to make rapid and accurate diagnoses that are cost-effective for the patient and third-party payer. We believe that the NC-stat System represents a significant advance in neurological diagnostics and offers an improvement over traditional diagnostic procedures with the following benefits:

- *Facilitates performance of nerve conduction studies at the point-of-service.* The complexity and high capital cost of traditional diagnostic methods generally has limited their use to neurologists and physicians in related specialties. We believe the features of the NC-stat System facilitate the performance of nerve conduction studies within the offices of a wide range of physicians, including primary care and specialist physicians. By allowing nerve conduction studies to be performed in the primary care or specialist physician's office, the patient can avoid the expense and inconvenience of a referral visit to a neurologist. Additionally, the NC-stat System enables primary care and specialist physicians to retain greater control over their patients by eliminating the need to refer them out for a traditional NCS/nEMG procedure.

- *Provides a cost-effective diagnostic tool.* We believe that the NC-stat System should reduce the cost to the patient and third-party payer of many nerve conduction studies. This belief is based on our observation that when these procedures are performed by the physician with primary clinical responsibility for the patient, the study is more directed so that generally fewer nerves are tested without compromising the accuracy of the diagnosis. As the cost to third-party payers for nerve conduction studies is typically based on the number of nerves tested, use of the NC-stat System can result in lower costs to patients and third-party payers. For example, a nerve conduction study for DPN using the NC-stat System would typically be performed by testing four nerves, whereas a nerve conduction study for the same indication performed by a neurologist upon referral could involve the testing of six nerves or more. When an nEMG procedure is also performed, the cost can be even higher.

- *Requires minimal capital investment.* We sell the NC-stat System, with equivalent technical specifications to the more expensive traditional instruments, for under $6,000, compared with $15,000 to $40,000 for the cost of traditional NCS/nEMG equipment. We believe the lower capital cost of the NC-stat System will aid in the expansion of nerve conduction studies beyond neurologist offices.

- *Simple to operate.* The biosensors are designed for ease in placement, which allows a wide range of physician office personnel to administer the technical portion of the study under the supervision of a physician. The NC-stat device utilizes software algorithms that perform each step of a nerve conduction study in a reliable manner, with embedded automation technology that addresses and minimizes the technical training requirements for performing nerve conduction studies, while also ensuring that the end diagnostic result is accurate and reliable. We believe that, in combination, these features allow accurate and reliable nerve conduction studies to be performed in 15 to 30 minutes on average.

- *Patient-friendly, non-invasive procedure.* The NC-stat System allows for reduced patient discomfort during the nerve conduction study by minimizing the magnitude of the electrical stimulus to the nerve via a proprietary patient-specific calibration procedure. In most cases, the sophisticated signal

processing and automation capabilities of the NC-stat System provide sufficient diagnostic information to eliminate the need for an NCS/nEMG procedure. This saves the patient the discomfort, stress and risk of this invasive procedure.

Neurovascular Disease

Diabetic retinopathy is a neurovascular disease and is one of the most serious complications of diabetes. Diabetic retinopathy is the leading cause of blindness in adults age 20 to 65. Microvascular complications caused by diabetes can lead to retinopathy and if untreated can result in vision loss and even blindness. Twenty years after diagnosis nearly all patients with Type I diabetes have some degree of diabetic retinopathy and 60% of all patients with Type II diabetes have some degree of retinopathy, even though many may not have symptoms.

Over time, diabetes affects the circulatory system of the retina. The earliest phase of the disease is known as background diabetic retinopathy. In this phase, the arteries in the retina become weakened and leak, forming small, dot-like hemorrhages. These leaking vessels often lead to swelling or edema in the retina and decreased vision. The next stage is known as proliferative diabetic retinopathy. In this stage, circulation problems cause areas of the retina to become oxygen-deprived, or ischemic. New, fragile, vessels develop as the circulatory system attempts to maintain adequate oxygen levels within the retina. This is called neovascularization. Unfortunately, these delicate vessels hemorrhage easily. Blood may leak into the retina and vitreous, causing spots or floaters, along with decreased vision. In the later phases of the disease, continued abnormal vessel growth and scar tissue may cause serious problems such as retinal detachment and glaucoma. Ultimately, if untreated, diabetic retinopathy can lead to loss of vision or blindness.

The traditional approach to the detection of retinopathy in patients with diabetes is a referral to an eye specialist, such as an ophthalmologist, for an assessment. In spite of the recommendation by the ADA that all patients with diabetes have an annual dilated eye examination, only approximately 50% of these patients are actually complying and being tested on an annual basis. Treatments such as laser surgery are available for patients diagnosed with diabetic retinopathy and the earlier the condition is detected the more likely a favorable outcome.

The DigiScope

The DigiScope was developed by EyeTel in clinical partnership with the Wilmer Opthalmological Institute at Johns Hopkins for the risk assessment of retinopathy. The DigiScope has a fully integrated digital fundus camera which allows for the capture of high quality dilated retinal images in approximately ten minutes. The test is performed in the primary care physicians' or endocrinologists' office and the images obtained are sent electronically to the Wilmer EyeTel Reading Center and are read by retinal specialists. The results are reviewed by the physician and a referral will be made to the eye specialist, such as an ophthalmologist, if clinically relevant abnormalities are detected. The test using the DigiScope can be easily administered by the physician's clinical staff under the supervision of the physician and requires minimal training. The DigiScope system is self-prompting, has a touch screen and audible cues for simple operation. The DigiScope examination is acceptable as an annual diabetic eye examination under the Health Plan Employer Data and Information Set ("HEDIS") 2004 technical specifications.

Market Opportunity

NC-stat System

The sensitivity of the nervous system to metabolic and mechanical damage, compounded by its limited regenerative ability, creates a market opportunity for a medical device that can assist in point-of-service diagnoses of neuropathies in a manner that is cost-effective for the patient and third-party payer. We

believe the ease of use, accuracy and convenience provided by the NC-stat System position it to become a standard of care for the assessment of neuropathies at the point-of-service. We believe that the availability of point-of-service nerve conduction studies, through the NC-stat System, will result in earlier detection of neuropathies, leading to earlier therapeutic intervention and, in many cases, improved clinical and economic outcomes. We believe that use of traditional NCS/nEMG procedures is limited by the referral process and the resulting delay in availability of diagnostic information, the inconvenience and discomfort of these methods for the patient, and the expense to the patient and third-party payer. Our policy is to promote and support the utilization of nerve conduction studies in a manner strictly consistent with prevailing guidelines on the medically appropriate use of this diagnostic procedure. We estimate that there are approximately 2.0 million traditional NCS/nEMG procedures currently performed each year in the United States. Although the most common indication for which the NC-stat System has been used historically is carpal tunnel syndrome, we have since expanded our marketing efforts to include DPN and low back pain, as well as other indications. CTS represented approximately 40% of total nerve conduction testing by our customers in 2006, while DPN and low back pain represented approximately 27% and 33%, respectively. We anticipate that our future growth will be generated mainly from lower extremity testing for DPN and low back pain. Based on our analysis of current patient data, we estimate that the potential for point-of-service nerve conduction studies in the diabetes, low back pain and carpal tunnel syndrome markets in the aggregate could be greater than 9.5 million annual patient tests, estimated to be more than $1.0 billion annually for our disposable biosensors, in the United States. However, market size is difficult to predict, and we cannot assure you that our estimates will prove to be correct. We believe that additional applications of a point-of-service product offering such as the NC-stat System, including the clinical assessment of patients with neuropathies caused by or associated with other clinical disorders, could further increase this potential market size. Additionally, although we have not yet quantified the size of the market, we believe a potential international market opportunity exists for the NC-stat System.

DigiScope

The high level of incidence of diabetic retinopathy and its serious complications creates a market opportunity for a device that can be used by primary care physicians and endocrinologists at the point of care for the early detection of diabetic retinopathy. There are estimated to be 21 million people in the United States with diabetes and this total is expected to grow. Diabetic retinopathy is the leading cause of blindness in adults age 20 to 65. Twenty years after diagnosis nearly all patients with Type I diabetes have some degree of diabetic retinopathy and 60% of all patients with Type II diabetes have some degree of retinopathy, even though many may not have symptoms. The ADA recommends an annual dilated eye examination for all patients with diabetes. In spite of this recommendation, only approximately 50% of patients with diabetes actually receive an annual eye examination. This created an opportunity for such testing to be performed in the primary care physician or endocrinologist office since these patients are routinely seeing their primary care physician or endocrinologist.

Market Size

We estimate that there are approximately 2.0 million traditional NCS/nEMG procedures currently performed each year in the United States. This estimate is based on (1) data from a CDC report in 1996 regarding NCS/nEMG procedures ordered or performed during ambulatory patient visits and (2) data from a 2001 CMS report regarding Medicare reimbursement under Current Procedural Terminology, or CPT, codes for nerve conduction studies and assumptions that Medicare represents 30% of the total existing nerve conduction study market and that the average number of CPT codes used per nerve conduction study is eight. We anticipate that the advantages and increased availability of the NC-stat System will significantly increase the number of nerve conduction studies performed.

- *We estimate the potential DPN market for a point-of-service product offering such as the NC-stat System could be over six million annual patient tests*. The number of individuals with diabetes in the United

States was estimated to be 21.0 million, or 7.0% of the population. Among this group, approximately 6.0 million were undiagnosed. According to the CDC, there are about 26 million annual patient visits to office-based physicians for diabetes. We anticipate that the increasing focus on early detection and prevention of the chronic complications of diabetes will lead to increased nerve conduction studies for DPN. We believe that the estimated 50% rate of annual foot examinations in patients known to have diabetes is a reasonable estimate for the addressable testing market in diabetes. If these examinations were replaced by a nerve conduction study, or a nerve conduction study were added to the examination, the diabetes arena would represent an opportunity for over six million annual NC-stat System patient tests. The number of Americans with diabetes is projected to more than double over the next 40 to 50 years. At the present time, there are no currently marketed pharmaceuticals targeted specifically at DPN, and therefore nerve conduction studies are performed on a selective basis in order to address specific clinical issues. If a targeted therapy for DPN were successfully developed and marketed, we believe the rate of testing would further increase. Based on current clinical trial activity, we anticipate that drugs for the treatment of DPN will eventually become available in the marketplace, accelerating the need to detect DPN at its earliest stages to allow for earlier therapeutic intervention and a decrease in the adverse clinical and economic outcomes associated with DPN.

- *We estimate the potential low back pain market for a point-of-service product offering such as the NC-stat System could be as great as three million annual patient tests.* Low back pain is one of the most common medical conditions in the United States. Over 63 million people report experiencing at least one day of serious low back pain in the prior year. Furthermore, back disorders account for over one-quarter of all nonfatal occupational injuries and illnesses that result in days away from work. According to the CDC, there are about nine million annual patient visits to office-based physicians specifically for low back symptoms. The CDC further estimates that about one-third of office visits are initial visits, at which time we believe utilization of the NC-stat System is most likely. We thus anticipate that there may be as many as approximately three million testing opportunities for nerve conduction testing related to low back pain for a point-of-service product offering such as the NC-stat System. We believe that the number of testing opportunities may be even higher, as there are many patients that visit physicians for symptoms and medical conditions that must be differentiated from sciatica, such as leg and foot symptoms, rheumatoid arthritis and diabetes.

- *We estimate the potential carpal tunnel syndrome market for a point-of-service product offering such as the NC-stat System could be as great as 650,000 annual patient tests.* CTS is a significant occupational issue, as the disorder results in the most days away from work among all major disabling workplace injuries and illnesses. In a recent health care survey published in the Journal of the American Medical Association, approximately 14% of adults reported symptoms characteristic of CTS. It was further estimated that 2.5% of adults have true CTS, which could be confirmed by clinical examination and nerve conduction studies. This is equivalent to approximately five million individuals in the United States. Over 350,000 surgeries are performed annually for CTS. The surgical procedure is called a carpal tunnel release, or CTR. Most third-party payers require a nerve conduction study prior to authorizing CTR surgery. According to the CDC, there are more than two million annual visits to office-based physicians for which CTS is the primary diagnosis. The CDC estimates that about one third of CTS-related office visits are initial visits, at which time we believe utilization of the NC-stat System is most likely. As a result, we estimate that there may be as many as 650,000 testing opportunities for the NC-stat System related to CTS. We further believe that this estimate is conservative, as there are many patients that visit physicians for hand and wrist pain, or medical conditions with a high association with CTS such as rheumatoid arthritis, diabetes and obesity. We also anticipate that the high costs of CTS-related workers' compensation claims could motivate employers to increasingly use a point-of-service product offering such as the NC-stat System to pre-screen and monitor employees for CTS.

Based on the data outlined above, we estimate that the potential market size for a point-of-service product offering such as the NC-stat System for nerve conduction studies in the diabetes, low back pain and CTS markets in the aggregate could be greater than 9.5 million annual patient tests in the United States. We estimate that the potential market for NC-stat System could be more than $1.0 billion annually in the United States.

We estimate that the size of the market for a point-of-service product such as DigiScope for the detection of diabetic retinopathy could be nearly $700 million. There are estimated to be 21 million people in the United States with diabetes and it is estimated that 15 million have actually been diagnosed with diabetes. Using an eye examination fee of $45 per patient, this represents a potential market size of nearly $700 million.

Market size is difficult to predict, and we cannot assure you that our estimates will prove to be correct. We believe that additional applications of a point-of-service product offerings such as the NC-stat System and the DigiScope, including the clinical assessment of patients with neuropathies caused by or associated with other clinical disorders, could further increase this market size. Additionally, although we have not yet quantified the size of the market, we believe a potential international market opportunity exists for the NC-stat System. The potential market opportunity is dependent on a number of factors including favorable reimbursement by third-party payers. There are no assurances that third-party payers will reimburse for an increasing level of nerve conduction studies at present levels or at all.

Clinical Studies and Clinical Validation

The performance of the NC-stat System has been substantiated in clinical studies that we have supported, the results of which have been published in peer-reviewed medical journals or presented at major medical conferences.

- In studies published in the April 2000 issue of the *Journal of Occupational & Environmental Medicine*, the September 2000 issue of *Neurology and Clinical Neurophysiology*, and the May 2004 issue of the *Journal of Hand Surgery*, the correlation between the results generated by the NC-stat System and traditional nerve conduction studies in measuring nerve function of 198 patients was examined. The correlation was equivalent to that found between different neurologists performing traditional nerve conduction studies.
- A study published in the December 2002 issue of *Spine* evaluated the ability of the NC-stat System to detect neurological impairment in 25 patients with sciatica, confirmed by MRI and clinical examination. The diagnostic accuracy of the NC-stat System was equivalent to traditional NCS/nEMG procedures as documented in several other published studies.
- In a study published in the August 2005 *American Journal of Orthopedics*, the clinical utility of the NC-stat System was assessed in 72 patients with carpal tunnel syndrome. The NC-stat System was found to have a high correlation with traditional laboratory testing. The NC-stat System also measured statistically significant improvement in median nerve function six months following carpal tunnel release surgery.
- In a study published in the August 2006 *Diabetes Care*, the NC-stat System was shown to be comparable to conventional nerve conduction testing in a group of 72 patients with diabetes tested for diabetic peripheral neuropathy.
- In a study published in the December 2006 *Diabetes Technology and Therapeutics*, the use of the NC-stat System in 1,400 patients with diabetes in 28 primary care/endocrinology clinics was assessed in a prospective open-label study. The NC-stat System identified nerve conduction abnormalities in 75% of patients, and over 50% had results suggestive of diabetic polyneuropathy. The NC-stat

System identified meaningful levels of neuropathy in patients within ADA recommended blood glucose control and in those newly diagnosed with diabetes.

- In a study published in the January 2007 *Physiological Measurements,* the validity of NC-stat System lower extremity nerve measurements was assessed in 60 patients referred to a Veterans Administration electrodiagnostic laboratory. The authors concluded "This study shows that the technology used by the NC-stat System for studying the peroneal and posterior tibial nerves compares favorably . . . . with that obtained with traditional EMG equipment used under neurologist supervision."

- In the January-February 2007 *Journal of the American Board of Family Medicine*, a retrospective blinded study of NC-stat System utilization by 613 family medicine, primary care, and internal medicine physician practices was conducted. Over a two-week period 1,190 patients underwent NCS for evaluation of CTS. A total of 31% of tested limbs yielded normal results, 53% indicated CTS, and the remaining studies identified other neuropathies. The authors concluded "This study demonstrated that point-of-service NCS by physicians for CTS was applied to appropriate patient subpopulations, was performed in accordance with evidence-based testing parameters, and generated relevant diagnostic outcomes."

We continue to support well-designed clinical research studies utilizing the NC-stat System that are designed to demonstrate its clinical accuracy and cost-effectiveness. In addition, several clinical studies and trials have been performed, and others are underway, in which the NC-stat System is used to measure changes in nerve function. The NC-stat System was utilized by Eli Lilly in a clinical trial of Cymbalta for the treatment of pain associated with diabetic peripheral neuropathy. Cymbalta received FDA approval in the second half of 2004.

The performance of the DigiScope has been validated in clinical studies, the results of which have been published in peer-reviewed medical journals as highlighted below.

- In a study published in the May 2002 issue of *Investigational Ophthalmology and Visual Science*, the conclusions drawn were that "the DigiScope fulfills the instrumental requirements for a practical and cost-effective tool to acquire data needed to identify diabetic patients who must be referred to an eye care specialist." The study further concluded that the "DigiScope may help reduce the risk of vision loss in . . . . individuals who currently do not undergo an annual eye examination."

- In a study of over 2,700 patients published in a 2006 issue of *Telemedicine and e-Health,* the conclusions were that the "DigiScope can be used in the primary care setting to identify patients with diabetes not currently under the care of an eye specialist who require referral to an ophthalmologist for evaluation and management of retinopathy."

Customers

We market our products directly to primary care and specialist physicians. The NC-stat System provides primary care physicians and other physicians including orthopedic surgeons, endocrinologists, rheumatologists, and pain medicine physicians, who previously were not performing a nerve conduction study at the point-of-service or were referring these patients to a neurologist for a traditional NCS/nEMG procedure, with a product that can potentially improve the care of their patients and with a potential new source of revenues. As of December 31, 2006, we had over 4,900 active customers. No single customer accounted for more than 10% of our revenues in 2006, 2005 or 2004.

Currently, there are approximately over 100 customers using the DigiScope, primarily representing the existing customer base of EyeTel at the time we signed an exclusive sales and marketing license with them for the sale of the DigiScope into the U.S. primary care and endocrinologist market. We launched our sales and marketing efforts for this product in the first quarter of 2007.

Geographic Information

All of our assets, revenues and expenses for the years ended December 31, 2006, 2005 and 2004 were located at or derived from operations in the United States.

Sales, Marketing and Distribution

Currently, we employ 53 regional sales managers and 5 sales directors who sell directly to physician practices and also manage the activities of more than 100 independent regional sales agencies employing a total of more than 1,200 independent sales agents. The independent sales agencies we work with include small to medium sized regional firms as well as national firms such as Physician Sales & Service ("PS&S") and Henry Schein, Inc. ("Henry Schein".) The majority of the 1,200 independent sales agents are employed by PS&S and Henry Schein. At present, our products are marketed and distributed solely within the United States. We select our sales agencies based on their expertise and experience calling on primary care or specialist physicians, their reputation within the targeted physician community and their sales coverage. Each sales agency is assigned a sales territory for the NC-stat System and is subject to periodic performance reviews. Typically, our independent sales representatives identify potential customers for us and assist in monitoring our existing customer accounts, and our regional sales managers complete sales to these customers. Our independent sales agencies do not act as distributors of our products.

We recently launched our sales and marketing efforts for the DigiScope product for the detection of diabetic retinopathy. This product will be sold directly to primary care physicians and endocrinologists by our regional sales managers who are also selling the NC-stat System. We do not intend to use our independent sales agency network for the DigiScope product. Our initial target market for the DigiScope will be our installed base of NC-stat System customers. We obtained an exclusive sales and marketing license to the DigiScope from EyeTel in the fourth quarter of 2006.

We invest significant efforts in technical, clinical and business practices training for our regional managers. We work closely with our sales agencies and their sales representatives in order to provide them with the information and assistance that they need in order to successfully generate qualified sales leads for our products. We also require each sales representative to attend periodic sales and product training programs. The efforts of our regional sales managers and independent sales representatives are enhanced by proprietary software tools that are accessed via a secure website, which we refer to as the sales and sales partner portals, respectively. These portals give our sales personnel access to real time customer sales and product usage information, various applications to help identify and close new business, and marketing materials. The portals also provide customer relationship management functions.

We market our products directly to primary care and specialist physicians. The NC-stat System provides primary care and specialist physicians, who previously were not performing a nerve conduction study at the point-of-service or were referring these patients to a neurologist for a traditional NCS/nEMG procedure, with a product that can potentially improve the care of their patients and with a potential new source of revenues. We believe that there are important marketing advantages of the NC-stat System. The NC-stat System can potentially accelerate the diagnosis of neuropathies by allowing primary care and specialist physicians to perform a nerve conduction study at the point-of-service rather than having to make a referral to a neurologist. We also market our products at various industry conferences in order to accelerate the market awareness of our products, our customer accrual efforts and market adoption for our products.

We generally invoice products purchased by our customers directly to physician offices and other customers. We currently have a relationship with one distributor that directly invoices the physician practice and we invoice the distributor at list price less a negotiated discount. With the exception of the DigiScope, we ship all products directly to the customer even in cases where we are selling through a distributor. The DigiScope is manufactured and shipped by EyeTel while we are responsible for

installation, training and service. The independent regional sales agencies and their sales representatives are compensated by commissions. Our regional managers are compensated by a combination of base salary, commissions and goal-based bonus compensation.

Our success is highly dependent on our ability to maintain our direct sales force and independent sales agency network. We may be unable to enter into agreements with additional qualified independent sales agencies and representatives on commercially reasonable terms or at all and we may not be successful in maintaining the existing sales and marketing infrastructure we have developed. Even if we are able to enter into agreements with additional independent sales agencies, these parties may not commit the necessary resources to effectively market and sell our products or ultimately be successful in selling our products. Promotion and sales of medical devices are also highly regulated not only by the FDA, but also by the Federal Trade Commission, and are subject to federal and state fraud and abuse enforcement activities.

Manufacturing and Supply

We rely on outside contractors for the manufacture and servicing of our products and their components, and we do not currently maintain alternative manufacturing sources for the NC-stat monitor, docking station or biosensors or any other finished goods products. In outsourcing, we target companies that meet FDA, International Organization for Standardization, or ISO, and other quality standards supported by internal policies and procedures. Supplier performance is maintained and managed through a corrective action program ensuring all product requirements are met or exceeded. We believe these manufacturing relationships minimize our capital investment, provide us with manufacturing expertise and help control costs.

Following the receipt of products or product components from our third-party manufacturers, we conduct the necessary inspection and packaging and labeling at our corporate headquarters facility. We may consider manufacturing certain products or product components internally, if and when demand or quality requirements make it appropriate to do so. We currently have no plans to manufacture any products or product components internally.

We seek to obtain products from our manufacturers in order to maintain sufficient inventory to satisfy our customer obligations. We did not experience any significant inventory shortages on any established products in 2006. We occasionally experience transient inventory shortages, typically lasting less than one month, on new products during the initial production ramp-up phase. If our third-party manufacturers are unable to manufacture our products to keep up with demand, we would not meet expectations for growth of our business.

Parlex Polymer Flexible Circuits, Inc., which was previously known as PolyFlex Circuits, Inc., a wholly owned subsidiary of the Parlex Corporation, or Parlex, has been manufacturing NC-stat biosensors since early 1999. In August 2006, we entered into a mutually exclusive manufacturing and supply agreement with Parlex pursuant to which Parlex will manufacture and supply to us, and we will purchase from Parlex, at agreed upon prices per unit, all of our requirements of biosensors for resale in the United States. Under the agreement, Parlex has agreed not to manufacture biosensors to be used to measure nerve conduction for any other company during the term of the agreement and, in some cases, for a period of one year thereafter. Either party may terminate the agreement at any time upon not less than 18 months' prior written notice, provided that neither party may terminate the agreement prior to August 2, 2008. Parlex manufactures our biosensors at a facility in Massachusetts and is in the process of validating manufacturing of our biosensors at a second site located in the U.K.

Sunburst EMS, Inc., or Sunburst, has been manufacturing our NC-stat monitors and docking stations since November 2005. We signed a formal supply agreement with Sunburst during 2006 for the continued manufacturing and supply of our diagnostic devices. Sunburst manufactures the current generation of the

NC-stat diagnostic devices at a facility in Massachusetts and they are producing the initial production runs of the ADVANCE System.

The DigiScope is manufactured by EyeTel, the company from which we obtained an exclusive sales and marketing license for the sale of the DigiScope to the primary care physician and endocrinologist market.

We and our third-party manufacturers are registered with the FDA and subject to compliance with FDA quality system regulations. We are also ISO registered and undergo frequent quality system audits by European agencies. Our products are cleared for market within the United States and Canada, and are also approved for distribution in the European Union, although to date we have sales only in the United States. Our facility and the facilities of our manufacturers are subject to periodic unannounced inspections by regulatory authorities, and may undergo compliance inspections conducted by the FDA and corresponding state agencies. We were inspected by the FDA in May 2003. During its inspection, the FDA issued a Form 483, which is a notice of inspection observations. Two minor items were identified and the corrective actions for both were initiated prior to the completion of the audit. The responses provided to the FDA were deemed adequate and no further action has been requested. As a registered device manufacturer, we and our manufacturers will undergo regularly scheduled FDA quality system inspections; however, additional FDA inspections may occur if deemed necessary by the FDA.

Products Under Development and Research and Development

Our research and development efforts are focused in the near term on further enhancing our existing products, which includes developing the ADVANCE System and developing new biosensors, as well as designing a drug delivery system for the minimally invasive treatment of neuropathies by both primary care and specialist physicians. Our research and development staff consists of 26 people, including 6 who hold Ph.D. degrees. Our research and development group has extensive experience in neurophysiology, biomedical instrumentation, signal processing, biomedical sensors and information systems. These individuals work closely with our marketing group, our clinical support group (led by a board-certified neurologist), our scientific advisors and our customers to design products that are intended to improve clinical and economic outcomes.

Devices for the Treatment of Neuropathy

In pursuit of our objective to develop medical devices that provide comprehensive solutions for the diagnosis and treatment of patients with neuropathies, we are seeking to expand our product base beyond the diagnostic and into the treatment arena. We believe that our core technology can be adapted and extended to provide minimally invasive approaches to treating neuropathies. In particular, we believe that neuropathies that are focal, or localized, in nature can be safely and effectively treated if drugs can be delivered near the disease site without damaging the nerve in the process. Some of these types of treatments are performed today, but they are performed manually by a limited number of physicians. Our product development program includes the design of a product that we believe will reduce the risk involved in providing these treatments. During the first half of 2007, we expect to enter the clinical stage of development of a drug delivery system to enable a broad base of primary care and specialist physicians to provide this type of minimally invasive neuropathy therapy at the point-of-service.

NCS/nEMG Systems

We have an ongoing program of making enhancements and improvements to the NC-stat System. We are developing new biosensors and associated software for the medically appropriate testing of additional nerves. We have also developed a third generation diagnostic device, the ADVANCE System, that will

allow our customers to perform more complex analyses of diagnostic data. We submitted a 510(k) filing to the FDA in the first quarter of 2007 for the ADVANCE System.

The ADVANCE System has a number of important innovations and features:

- Key technical and engineering specifications that we believe meet those of other electrodiagnostic devices on the market.
- Signal processing algorithms that provide physicians with high quality and detailed nerve conduction data to incorporate into their diagnostic assessment. We have filed two patents on these algorithms.
- A user interface consisting of a high resolution color touch screen that allows physicians and their clinical staff to conduct accurate nerve conduction studies and other electrodiagnostic tests in a straightforward manner. Consistent with the current NC-stat System, this user interface provides for real-time data review including waveforms.
- Compatibility with existing biosensors and with new nerve conduction biosensors that we develop in the future.
- The ADVANCE System will also support the performance of nEMG studies.

NEUROMetrix®, NC-stat®, ADVANCE™ and onCall™ are trademarks of ours.

During 2006, 2005 and 2004, we spent $5.0 million, $3.8 million and $3.3 million, respectively, on research and development.

Competition

We consider the primary competition for our products to be traditional NCS/nEMG procedures. Our success depends in large part on convincing physicians to adopt the NC-stat System in order to perform nerve conduction studies at the point-of-service.

There are a number of companies that sell traditional NCS/nEMG equipment, typically to neurologists. These companies include Viasys Healthcare Inc., Cadwell Laboratories, Inc and Xltec, Inc. Viasys Healthcare has substantially greater financial resources than we do, and they have established reputations as worldwide distribution channels for medical instruments to neurologists and other physicians. Xltec launched a product for the point-of-service nerve conduction studies market in 2006 and subsequently announced that they were withdrawing this product from the market. We are aware of one additional company, Neumed Inc., that markets a nerve conduction study system to the point-of-service market.

We believe that among systems marketed for the performance of nerve conduction studies today, only the NC-stat System provides the level of diagnostic accuracy, the level of automation and the ease of use required for successful penetration of the point-of-service market. We also believe that the reporting and data repository functions provided by the onCall Information System, although entirely optional, provide our customers who use this service with added value that is not matched by other currently marketed products. We further believe that the expanding database of nerve conduction study data captured by the onCall Information System facilitates our ability to improve the performance of the NC-stat System. We believe that the size of our database and ongoing improvements provide us with a significant competitive advantage.

Currently, we believe that our most direct competitors are certain specialist physicians, such as neurologists, who perform traditional nerve conduction studies and may view the NC-stat System as competitive with or a threat to their business. Because of the level of automation and the ease of use of the NC-stat System, the NC-stat System facilitates the performance of nerve conduction studies within the

offices of a wider range of physicians. Accordingly, neurologists, including a professional society representing a subset of neurologists who most frequently perform traditional nerve conduction studies, have competed and may continue to compete with us by advancing positions that are adverse to the NC-stat System. We believe this competition has come, and is most likely to continue to come, through the advancement of positions challenging the effectiveness and accuracy of the NC-stat System and the ability of non-specialist physicians to perform nerve conduction studies and accurately diagnose neuropathies. Because specialist physicians and professional societies may be viewed as authoritative, without regard to their potential economic motives, and may have connections to or influence with various regulatory bodies and third-party payers, they may have a competitive advantage over us and their positions may lead to or be reflected in actions taken by these regulatory bodies and third-party payers that are adverse to our business. In this respect, we seek to respond to these positions by supporting and making reference to past and future clinical studies substantiating the effectiveness of the NC-stat System, including those described above in the section titled "—Clinical Studies and Clinical Validation."

Intellectual Property

We rely on a combination of patents, trademarks, copyrights, trade secrets and other intellectual property laws, nondisclosure agreements and other measures to protect our proprietary technology, intellectual property rights and know-how. We hold issued utility patents covering a number of important aspects of our NC-stat System. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. Currently, we require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us, where appropriate. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived during the work day, developed using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Patents

As of December 31, 2006, we had 12 issued U.S. patents, 7 issued foreign patents and 45 pending patent applications, including 23 U.S. applications, 1 International PCT application and 21 foreign national applications. We also hold an exclusive license to 2 issued U.S. patents and 2 issued foreign patents. The issued and pending patents that we own and license cover, among other things:

- Nerve conduction biosensors and related methods;
- Nerve conduction hardware;
- Algorithms for performing and analyzing nerve conduction studies; and
- NC-stat System industrial design.

Our issued design patents begin to expire in 2015, and our issued utility patents begin to expire in 2017. In particular, seven of our issued U.S. utility patents covering important aspects of our current products will expire on the same date in 2017. Although the patent protection for material aspects of our products covered by the claims of the patents will be lost at that time, we have additional patents and patent applications directed to other novel inventions that will have patent terms extending beyond 2017.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions, and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of these potential products could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. Although we have not received notice of any claims, and are not aware that our products infringe other parties' patents and proprietary rights, our products and methods may be covered by U.S. patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

A patent infringement suit brought against us may force us or any strategic partners or licensees to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third-party's intellectual property, unless that party grants us rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to the third-party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Trademarks

We hold domestic and certain foreign trademark registrations for the marks NEUROMETRIX and NC-STAT. The U.S. registration for NEUROMETRIX is on the Supplemental Register. In addition, we also have two other pending U.S. trademark applications for the mark NEUROMETRIX. We also have a U.S. trademark application pending for the mark onCall.

Third-Party Reimbursement

We anticipate that sales volumes and prices of our products will continue to be dependent in large part on the availability of reimbursement for our customers from third-party payers and on policies issued by governmental agencies. Third-party payers include governmental programs such as Medicare and Medicaid, private insurance plans, and workers' compensation plans. These organizations may deny coverage and refuse reimbursement for a diagnostic procedure or specific product such as the NC-stat System if they determine that the diagnostic test or product was not medically appropriate, reasonable or necessary. Tests will be considered not medically reasonable or necessary if they are deemed "investigational" (i.e. there is insufficient evidence of efficacy or accuracy.) The third-party payers may also place limitations on the types of physicians that can perform specific types of diagnostic procedures. Also, third-party payers are increasingly challenging the prices charged for medical products and services. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted payment ceilings on specific product lines and procedures. We cannot assure you that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payers, that procedures performed using our products will be reimbursed as separate procedures under existing CPT

codes, that an adequate level of reimbursement will be available or that the third-party payers' coverage and reimbursement policies will not adversely affect our ability to sell our products profitably.

A key component in the reimbursement decision by most private insurers and CMS, which administers Medicare, is the assignment of a CPT code. This code is used in the submission of claims to insurers for reimbursement for medical services. CPT codes are assigned, maintained and revised by the CPT Editorial Panel administered by the American Medical Association, or AMA. According to present Medicare guidelines, nerve conduction studies must be performed or supervised by medical doctors, or M.D.s, and doctors of osteopathic medicine, or D.O.s, and are reimbursable under the three CPT codes: 95900, 95903, and 95904. We believe that the nerve conduction measurements performed by the NC-stat System meet the requirements stipulated in the code descriptions published by the AMA and that these codes are currently used by physicians to obtain reimbursement for the performance of nerve conduction studies with the NC-stat System, except, as described below, in cases where they are seeking reimbursement from Medicare in a jurisdiction where the local insurance carrier processing Medicare claims has determined that physicians must submit these claims using a miscellaneous CPT code (95999). If the CPT codes that apply to the procedures performed using our products are changed, or determined not to apply to tests performed with the NC-stat System, reimbursement for performances of these procedures may be adversely affected.

For Medicare, there are sixteen organizations serving as local insurance carriers that on behalf of Medicare process claims submitted by physician practice groups and other healthcare providers and establish what are called local coverage determinations, or LCDs. In the absence of a position issued by Medicare at the national level, the LCDs issued by these local insurance carriers govern the reimbursement of procedures performed using medical devices such as the NC-stat System. During the second half of 2006 and early 2007, five local Medicare carriers covering a total of twenty states issued draft LCDs, final LCDs or coding articles particularly addressing coverage and reimbursement policies under Medicare for nerve conduction studies performed using the NC-stat System. Several of these carriers indicated that they will not reimburse physicians under Medicare for nerve conduction studies performed using the NC-stat System under the three existing CPT codes for conventional nerve conduction studies (95900, 95903 and 95904), which provide for levels of reimbursement fixed by CMS, but rather that physicians must submit claims for reimbursement for these procedures under a miscellaneous CPT code (95999), in which case the local carriers may determine the level of reimbursement to be paid, if any. We do not know what success our customers will have in obtaining reimbursement under the miscellaneous code or what level of reimbursement they may receive if they are successful. If physicians do not receive adequate reimbursement under the miscellaneous CPT code from those local carriers, our existing customers may limit or curtail their use of the NC-stat System and we may be unable to obtain new customers, both of which could materially and adversely impact our revenues and profitability. The AMA CPT Editorial Panel has formed a committee which is expected to examine the reimbursement coding of automated nerve conduction studies, including the NC-stat System and other electrodiagnostic equipment from additional manufacturers. The findings of this committee may affect which CPT codes Medicare carriers and commercial payers require from physicians who perform procedures with the NC-stat System. Additional third-party payers, including local Medicare carriers and commercial payers, could potentially take a position that could reduce or eliminate the reimbursement for the NC-stat System. These payers may also impose requirements on physicians to submit additional paperwork supporting the medical necessity of nerve conduction studies performed using the NC-stat System. Such requirements could potentially impact the use of the NC-stat System and could potentially have an adverse impact on our revenues.

Additionally, the LCDs and coding articles issued by local Medicare carriers have also addressed a number of other issues, including (1) the background and training of physicians supervising or performing nerve conduction studies; (2) the level of training requirements for technicians performing a nerve conduction study; (3) whether nerve conduction tests should be required to be performed concomitantly

with an nEMG procedure; and (4) whether the NC-stat System is comparable to conventional nerve conduction testing equipment. We do not believe that these LCDs prohibit physicians from receiving reimbursement under Medicare for medically necessary nerve conduction studies performed using the NC-stat System. However, these LCDs are relatively new and they do appear to be targeted at limiting access to perform and/or reimbursement for nerve conduction studies. These LCDs could be interpreted or implemented in a manner that limits the ability of physicians to receive reimbursement under Medicare for nerve conduction studies performed using the NC-stat System, which could adversely affect our business.

In the United States, some insured individuals are receiving their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs are paying their providers on a per capita basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month, and consequently, may limit the willingness of these providers to use our products.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. We cannot assure you that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation, or reimbursement policies of third-party payers will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. The unavailability or inadequacy of third-party payer coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition.

FDA and Other Governmental Regulation

FDA Regulation

Our products are medical devices subject to extensive regulation by the FDA under the U.S. Food, Drug, and Cosmetic Act, as well as other regulatory bodies. The FDA classifies medical devices into one of three classes on the basis of the controls deemed necessary to reasonably ensure their safety and effectiveness:

- Class I, requiring general controls, including labeling, device listing, reporting and, for some products, adherence to good manufacturing practices through the FDA's quality system regulations and pre-market notification;
- Class II, requiring general controls and special controls, which may include performance standards and post-market surveillance; and
- Class III, requiring general controls and pre-market approval.

Before being introduced into the market, our products must obtain market clearance through either the 510(k) pre-market notification process, the *de novo* review process or the pre-market approval process.

510(k) Pre-Market Notification Process

To obtain 510(k) clearance, we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent in intended use, safety and effectiveness to a legally marketed Class I or II medical device or to a Class III device marketed prior to May 28, 1976 for which the FDA has not yet required the submission of a pre-market approval application. In some cases, we may be required to perform clinical trials to support a claim of substantial equivalence. It generally takes three months from the date of submission to obtain 510(k) clearance, but it can be significantly longer.

After a medical device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, requires a new 510(k) clearance or could require *de novo* classification or pre-market approval. The FDA allows each

company to make this determination, but the FDA can review the decision. If the FDA disagrees with a company's decision not to seek FDA authorization, the FDA may retroactively require the company to seek 510(k) clearance, *de novo* classification or pre-market approval. The FDA also can require the company to cease marketing and/or recall the medical device in question until 510(k) clearance, *de novo* classification or pre-market approval is obtained or take other action.

De Novo Review Process

If a previously unclassified medical device does not qualify for the 510(k) pre-market notification process because there is no predicate device to which it is substantially equivalent, and if the device may be adequately regulated through general controls or special controls, the device may be eligible for *de novo* classification through what is called the *de novo* review process. In order to use the *de novo* review process, a company must receive a letter from the FDA stating that, because the device has been found not substantially equivalent to a legally marketed Class I or II medical device or to a Class III device marketed prior to May 28, 1976 for which the FDA has not yet required the submission of a pre-market approval application, it has been placed into Class III. After receiving this letter, the company, within 30 days, must submit to the FDA a request for *de novo* classification into Class I or II. The FDA then has 60 days in which to approve or deny the *de novo* classification request. If the FDA grants *de novo* classification, the device will be placed into either Class I or Class II, and allowed to be marketed. If a product is classified into Class I or II through the *de novo* review process, then that device may serve as a predicate device for subsequent 510(k) pre-market notifications.

Pre-Market Approval Process

If a medical device does not qualify for the 510(k) pre-market notification process and is not eligible for clearance through the *de novo* review process, a company must file a pre-market approval application. The pre-market approval process generally requires more extensive pre-filing testing than is required in the 510(k) pre-market notification process and is more costly, lengthy and uncertain. The pre-market approval process can take one to three years or longer. The pre-market approval process requires the company to prove the safety and effectiveness of the device to the FDA's satisfaction through extensive submissions, including pre-clinical and clinical trial data, and information about the device, its design, manufacture, labeling and components. Before granting pre-market approval, the FDA generally also performs an on-site inspection of manufacturing facilities for the product to ensure compliance with the FDA's quality system regulations. After any pre-market approval, a new pre-market approval application or application supplement may be required in the event of modifications to the device, its labeling, intended use or indication, or its manufacturing process.

Post-Approval Obligations

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

- the FDA's Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
- labeling regulations and FDA prohibitions against the promotion of products for uncleared or unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits;
- medical device reporting, or MDR, regulations, which require that manufacturers report to FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

- post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;
- regular, unannounced, inspections by FDA to review a manufacturer's facilities and their compliance with applicable FDA requirements; and
- the FDA's recall authority, whereby it can ask, or order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations.

NC-stat System

The NC-stat System has received six 510(k) clearances as a Class II medical device, the first of which was received in 1998, and the most recent (K060584) in August 2006. The NC-stat System has the following intended use, as stated in the most recent 510(k) approval:

"The NEUROMetrix NC-stat is intended to stimulate and measure neuromuscular signals that are useful in diagnosing and evaluating systemic and entrapment neuropathies."

Furthermore, Section 6 (Basis for Substantial Equivalence) of the 510(k) Summary states:

"Clinical data submitted in the 510(k) demonstrates that nerve conduction measurements obtained using the NC-stat are comparable to those obtained using conventional nerve conduction measurement equipment."

We believe that this intended use is consistent with the manner in which the NC-stat System is marketed and used by our customers.

During the fourth quarter of 2006, we submitted a 510(k) filing for an updated version of the onCall Information System, and we are currently in the process of responding to a request for additional information from the FDA related to this filing. Prior versions of the onCall Information System were included in the 510(k) filings for the NC-stat System. During the first quarter of 2007, we also submitted a 510(k) filing for the ADVANCE System.

DigiScope

The DigiScope received a 510(k) clearance (K990205) as a Class II medical device in 1999 and the intended use language is as follows:

"The DigiScope is intended to capture and store images of the retina taken by a fundus camera. The DigiScope has the same intended use and indications as the predicate devices, fundus cameras and computer hardware/software intended to capture, store and transmit images of the fundus."

Manufacturing Facilities

We currently have three contract manufacturing facilities, of which one has been inspected by FDA in the past, and observations were noted. There were no findings that involved a significant violation of regulatory requirements. The responses to these observations have been accepted by FDA, and we believe that we are in substantial compliance with the QSR. Like all manufacturers, we expect our contract manufacturers to be inspected by FDA again in the future. If FDA finds significant shortcomings, we could be subject to fines, recalls or requirements to halt manufacturing.

U.S. Anti-Kickback and False Claims Laws

In the United States, there are federal and state anti-kickback laws that prohibit the offer, payment, solicitation or receipt of kickbacks, bribes or other remuneration, whether direct or indirect, overt or covert, in cash or in kind, intended, among other things, to induce the purchase or recommendation of healthcare products and services. While the federal law applies only to products and services for which payment may be made by a federal healthcare program, the state laws may apply regardless of whether any

public healthcare funds are involved. Violations of these laws can lead to severe civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws are potentially applicable to manufacturers of medical devices, such as us, and to hospitals, physicians and other potential purchasers of medical devices. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payers for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Under the federal civil False Claims Act, in addition to actions initiated by federal law enforcement authorities, the statute authorizes "qui tam" actions to be brought on behalf of the federal government by a private party in certain circumstances and, if successful, that private party can share in any monetary recovery. Our business practices could be subject to scrutiny and challenge by federal or state enforcement officials or others under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations. We are currently subject to an investigation by the Office of Inspector General ("OIG") within the Department of Health and Human Services based on a subpoena served to us in the second quarter of 2006. We are cooperating with the OIG with their informational request. In addition, we have recently become aware that we are the subject of an investigation by the United States Department of Justice. We have not yet been informed of the subject of this investigation or received any formal request for information relating to it.

Employees

As of December 31, 2006, we had a total of 123 employees. Of the total employees, 26 were in research and development, 72 in sales and marketing and 25 in general and administrative services. Two employees hold both M.D. and Ph.D. degrees, 5 additional employees hold Ph.D. degrees and 1 additional employee holds an M.D. degree.

Our employees are not represented by a labor union and are not subject to a collective bargaining agreement. We have never experienced a work stoppage. We believe our relations with our employees are good.

Available Information

We were organized as a corporation in the state of Delaware in 1996. Access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed with or furnished to the Securities and Exchange Commission, or SEC, may be obtained through the Investor Relations section of our website at www.neurometrix.com/investor as soon as reasonably practical after we electronically file or furnish these reports. We do not charge for access to and viewing of these reports. Information on our Investor Relations page and on our website is not part of this Annual Report on Form 10-K or any of our other securities filings unless specifically incorporated herein by reference. In addition, the public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, our filings with the Securities and Exchange Commission may be accessed through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

ITEM 1A. RISK FACTORS

You should carefully consider the following risks and all other information contained in this annual report on Form 10-K and our other public filings before making any investment decisions with respect to our common stock. If any of the following risks occurs, our business, prospects, reputation, results of operations or financial condition could be harmed. In that case, the trading price of our common stock could decline, and our stockholders could lose all or part of their investment. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below and elsewhere in this annual report.

We have incurred significant operating losses since inception and cannot assure you that we will sustain profitability.

The extent of our future operating income or losses is highly uncertain, and we may not be able to sustain profitability. We have incurred significant cumulative net losses since our inception, including net losses of approximately $4.9 million in 2002, $3.9 million in 2003 and $4.7 million in 2004. In 2005 and 2006, we recorded net income of $249,000 and $4.3 million, respectively. At December 31, 2006, we had an accumulated deficit of approximately $53.7 million. We cannot assure you that we will be able to sustain the profitability achieved in 2005 and 2006.

If physicians or other healthcare providers are unable to obtain sufficient reimbursement from third-party healthcare payers for procedures performed using our products, the adoption of our products and our future product sales will be severely harmed.

Widespread adoption of our products by the medical community is unlikely to occur if physicians do not receive sufficient reimbursement from third-party payers for performing procedures using our products. If physicians are unable to obtain adequate reimbursement for procedures performed using our products, we may be unable to sell our products and our business would suffer significantly. Additionally, even if these procedures are reimbursed by third-party payers, adverse changes in payers' policies toward reimbursement for the procedures would harm our ability to market and sell our products. Third-party payers include those governmental programs such as Medicare and Medicaid, workers' compensation programs, private health insurers and other organizations. These organizations may deny coverage if they determine that a procedure was not reasonable or necessary, for example, if its use was not considered medically appropriate, or was experimental, or was performed for an unapproved indication. In addition, some health care systems are moving towards managed care arrangements in which they contract to provide comprehensive healthcare for a fixed cost per person, irrespective of the amount of care actually provided. These providers, in an effort to control healthcare costs, are increasingly challenging the prices charged for medical products and services and, in some instances, have pressured medical suppliers to lower their prices. If we are pressured to lower our prices, our revenues may decline and our profitability could be harmed. CMS guidelines set the reimbursement rates for procedures covered by Medicare. Future regulatory action by CMS or other governmental agencies or negative clinical results may diminish reimbursement payments to physicians for performing procedures using our products. Medicaid reimbursement differs from state to state, and some state Medicaid programs may not reimburse physicians for performing procedures using our products in an adequate amount, if at all. Additionally, some private payers do not follow the CMS and Medicaid guidelines and may reimburse for only a portion of these procedures or not at all. We are unable to predict what changes will be made in the reimbursement methods used by private or governmental third-party payers.

In particular, we note that as our presence in the market expands and the use of the NC-stat System increases, we are experiencing and are likely to continue to experience an increased focus from third-party payers and governmental agencies regarding the reimbursement of nerve conduction studies performed

using the NC-stat System and an increased focus from these organizations regarding the professional requirements for performing nerve conduction studies in general. At any point in time, a number of third-party payers may take positions adversely affecting reimbursement, including taking the position of not reimbursing our customers for their use of the NC-stat System. During the second half of 2006 and early 2007, five local Medicare carriers covering a total of twenty states issued draft LCDs, final LCDs or coding articles particularly addressing coverage and reimbursement policies for nerve conduction studies that could adversely impact the reimbursement of the NC-stat System. Several of these carriers indicated that they will not reimburse physicians under Medicare for nerve conduction studies performed using the NC-stat System under the three existing CPT codes for conventional nerve conduction studies (95900, 95903 and 95904), which provide for levels of reimbursement fixed by CMS, but rather that physicians must submit claims for reimbursement for these procedures under a miscellaneous CPT code (95999), in which case the local carriers will determine the level of reimbursement to be paid, if any. We do not know what success our customers will have in obtaining reimbursement under the miscellaneous code or what level of reimbursement they may receive if they are successful. The AMA CPT Editorial Panel has formed a committee which is expected to examine the reimbursement coding of automated nerve conduction studies, including the NC-stat System and other traditional equipment. The findings of this committee may affect which CPT codes Medicare carriers require from physicians who perform procedures with the NC-stat System. Additional third-party payers, including local Medicare carriers and commercial payers, could potentially take a position that could reduce or eliminate the reimbursement for the NC-stat System. These payers may also impose requirements on physicians to submit additional paperwork supporting the medical necessity of nerve conduction studies performed using the NC-stat System. Such requirements could potentially impact the use of the NC-stat System and could potentially have a material and adverse impact on our revenues.

Additionally, the LCDs and coding articles issued by local Medicare carriers have also addressed a number of other issues, including (1) the background and training of physicians supervising or performing nerve conduction studies; (2) the level of training requirements for technicians performing a nerve conduction study; (3) whether nerve conduction tests should be required to be performed concomitantly with an nEMG procedure; and (4) whether the NC-stat System is comparable to conventional nerve conduction testing equipment. We do not believe that these LCDs prohibit physicians from receiving reimbursement for medically necessary nerve conduction studies performed using the NC-stat System. However, these LCDs are relatively new and they do appear targeted at limiting access to perform and/or reimbursement for nerve conduction studies. These LCDs could be interpreted or implemented in a manner that limits the ability of physicians to receive reimbursement under Medicare for nerve conduction studies performed using the NC-stat System.

If physicians do not receive access to and adequate reimbursement under the miscellaneous CPT code from those local carriers that currently, or in the future, require procedures performed using the NC-stat System to be submitted using that code, our existing customers in those areas may limit or curtail their use of the NC-stat System, we may be unable to obtain new customers and we may face increasing pricing pressure, all of which could materially adversely impact our business and our revenues and profitability, in particular. If the LCDs recently adopted or reimbursement determinations adopted in the future relating to the reimbursement of nerve conduction studies place additional restrictions or qualifications on the performance of these procedures generally or, using the NC-stat System, our business, revenues and profitability could be materially adversely affected. For example, in the fourth quarter of 2006, we experienced a decline in revenues from the third quarter of 2006, which we believe primarily resulted from the uncertainty created by the issuance of the draft LCDs, final LCDs and coding articles issued by local Medicare carriers that are described above. Additionally, in the short-term, the uncertainty caused by these recent changes, or other future changes, in third-party payers' reimbursement policies regarding nerve conduction studies may cause existing customers to reduce their use of the NC-stat System and potential new customers to defer a decision or decline to purchase the NC-stat System, which could materially

adversely affect our business. We are expending and anticipate continuing to expend substantial resources to address potential reimbursement issues with third-party payers. Widespread adoption of the NC-stat System by the medical community is unlikely to occur if physicians do not receive satisfactory reimbursement from third-party payers for procedures performed with the NC-stat System.

We may be unable to expand the market for the NC-stat System, which would limit our ability to increase our revenues.

We believe that the drawbacks of traditional nerve conduction studies, including those related to the referral process, and the limited treatment options for DPN, have limited the number of nerve conduction studies that are performed. For our future growth, we are relying, in part, on increased use of nerve conduction studies. A number of factors could limit the increased use of nerve conduction studies and the NC-stat System, including:

- third-party payers challenging, or the threat of third-party payers challenging, the necessity of increased levels of nerve conduction studies;
- third-party payers reducing or eliminating reimbursement for procedures performed by physicians using the NC-stat System;
- unfavorable experiences by physicians using the NC-stat System;
- physicians' reluctance to alter their existing practices; and
- the failure of other companies' existing drug development programs to produce an effective treatment for DPN, which may limit the perceived need and the actual use of the NC-stat System in connection with this disease, and thereby limit or delay our growth in the DPN market, which we have estimated to be our largest potential market for our NC-stat System.

If we are unable to expand the market for the NC-stat System, our ability to increase our revenues will be limited and our business prospects will be adversely affected.

We may not be able to accurately predict the size of the market for our products.

We may not be able to accurately predict the size of the market for our products. Neuropathies traditionally have been diagnosed by an NCS/nEMG procedure, performed by a neurologist or physician in a related specialty. We estimate that there are approximately 2.0 million traditional NCS/nEMG procedures performed each year in the United States; however, we anticipate that the advantages and increased availability of the NC-stat System will significantly increase the number of nerve conduction studies performed. Based on our analysis of current data, we estimate that the potential market size for the NC-stat System in the diabetes, low back pain and carpal tunnel syndrome markets in the aggregate could be greater than 9.5 million annual patient tests. This represents a significant increase in the size of the market for nerve conduction studies and is based upon a number of assumptions and estimates, which themselves may not be accurate. For example, we have assumed that all initial office visits for low back pain may represent an opportunity for use of the NC-stat System, and we have estimated that an annual testing rate of 50% for all individuals diagnosed with diabetes represents the potential addressable market in diabetes. We estimate that the size of the market for a point-of-service product for the detection of diabetic retinopathy could be nearly $700 million. There are estimated to be 21 million people in the United States with diabetes and it is estimated that 15 million have actually been diagnosed with diabetes. Using an eye examination fee of $45 per patient, this represents a potential market size of nearly $700 million. Market size is difficult to predict, and we cannot assure you that our assumptions or estimates will prove to be correct. The industry and market data in this Annual Report on Form 10-K on which we have based our assumptions and estimates of future market size, may be inaccurate or incomplete, and we have

not independently verified those data. If our estimates of the sizes of the markets for our products is incorrect, our potential revenue growth may be limited.

If we are unable to successfully sell our products to primary care and specialist physicians, our ability to increase our revenues will be limited.

We are focusing our sales and marketing efforts for the NC-stat System and the DigiScope on primary care and specialist physicians. As these physicians traditionally have not been targeted by companies selling equipment used to perform nerve conduction studies or eye scans, we may face difficulties in selling our products to them. Particularly, we may be unable to convince these physicians that our products provide effective alternatives or useful supplements to existing testing methods. In addition, these physicians may be reluctant to make the capital investment required to purchase the NC-stat System or use the DigiScope and alter their existing practices. If we are unable to successfully sell our products to primary care and specialist physicians, our ability to increase our revenues will be severely limited.

We are dependent on two single source manufacturers to produce the NC-stat System, and any change in our relationship with either of these manufacturers could prevent us from delivering products to our customers in a timely manner and may materially adversely impact our future revenues or costs.

We rely on two third-party manufacturers to manufacture all of the components of the NC-stat System. In the event that either of our manufacturers ceases to manufacture sufficient quantities of our products in a timely manner and on terms acceptable to us, we would be forced to locate an alternate manufacturer. Additionally, if either of our manufacturers experiences a failure in its production process, is unable to obtain sufficient quantities of the components necessary to manufacture our products or otherwise fails to meet our quality requirements, we may be forced to delay the manufacture and sale of our products or locate an alternative manufacturer. We may be unable to locate suitable alternative manufacturers for our products, particularly our NC-stat biosensors, for which the manufacturing process is relatively specialized, on terms acceptable to us, or at all. We have entered into an exclusive manufacturing and supply agreement with Parlex for the manufacture of the NC-stat biosensors, and currently rely on a single manufacturer, Sunburst, for the manufacture of our NC-stat monitors and docking stations. We do occasionally experience transient inventory shortages on new products during the initial production ramp-up phase. If any of the changes in our relationships with these manufacturers as described above occurs, our ability to supply our customers will be severely limited until we are able to engage an alternate manufacturer or, if applicable, resolve any quality issues with our existing manufacturer. This situation could prevent us from delivering products to our customers in a timely manner, lead to decreased sales or increased costs, or harm our reputation with our customers.

If our manufacturers are unable to supply us with an adequate supply of products as we expand our markets, we could lose customers, our growth could be limited and our business could be harmed.

In order for us successfully to expand our business within the United States and internationally, our contract manufacturers must be able to provide us with our products in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable cost and on a timely basis. Our anticipated growth may strain the ability of our manufacturers to deliver an increasingly large supply of products and obtain materials and components in sufficient quantities. Manufacturers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we are unable to obtain sufficient quantities of high quality products to meet customer demand on a timely basis, we could lose customers, our growth may be limited and our business could be harmed.

We currently rely entirely on EyeTel for the production and supply of the DigiScope to customers and on the Wilmer Eye Institute for the analysis of eye scans performed by our customers. Any interruption in supply of the DigiScope systems from EyeTel or any interruption in the services provided by the Wilmer Eye Institute could significantly reduce our ability to generate revenues.

EyeTel is the sole manufacturer of the DigiScope and they serve as the only source of supply of systems to customers. If there were any interruption in the manufacturing and supply capabilities of EyeTel, our ability to generate revenues from the DigiScope could be adversely impacted. The Wilmer Eye Institute receives digital scans from customers using the DigiScope and eye specialists employed by the Wilmer Eye Institute analyze the images and within 24-48 hours after receipt provide a report to the physician who performed the eye scan indicating the results of the scan. If the Wilmer Eye Institute could not continue to perform this service to our customers in a timely manner, our ability to generate revenues from the DigiScope could be materially adversely impacted.

We currently rely entirely on sales of the products that comprise the NC-stat System to generate revenues, and any factors that negatively impact our sales of these products could significantly reduce our ability to generate revenues.

We introduced the NC-stat System to the market in May 1999. We derive all of our revenues from sales of the products that comprise the NC-stat System, and we expect that sales of these products will continue to constitute the substantial majority of our sales for the foreseeable future. Accordingly, our ability to generate revenues is entirely reliant on our ability to market and sell the products that comprise the NC-stat System, particularly the disposable biosensors, sales of which accounted for approximately 86.4%, 87.7% and 87.6% of our total revenues in 2006, 2005 and 2004, respectively. Our sales of these products may be negatively impacted by many factors, including:

- changes or proposed changes in reimbursement rates or policies relating to our products by third-party payers;
- the failure of the market to accept our products;
- manufacturing problems;
- claims that our products infringe on patent rights or other intellectual property rights owned by other parties;
- adverse regulatory or legal actions relating to our products;
- competitive pricing and related factors; and
- results of clinical studies relating to our products or our competitors' products.

If any of these events occurs, our ability to generate revenues could be significantly reduced.

The patent rights we rely upon to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology and would harm our ability to compete in the market.

Our success will depend in part on our ability to develop or acquire commercially valuable patent rights and to protect these rights adequately. Our patent position is generally uncertain and involves complex legal and factual questions. The risks and uncertainties that we face with respect to our patents and other related rights include the following:

- the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

- the claims of any patents that are issued may not provide meaningful protection;
- we may not be able to develop additional proprietary technologies that are patentable;
- other parties may challenge patents, patent claims or patent applications licensed or issued to us; and
- other companies may design around technologies we have patented, licensed or developed.

We also may not be able to protect our patent rights effectively in some foreign countries. For a variety of reasons, we may decide not to file for patent protection. Our patent rights underlying our products may not be adequate, and our competitors or customers may design around our proprietary technologies or independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our patent rights. In addition, the patents licensed or issued to us may not provide a competitive advantage. If any of these events were to occur, our ability to compete in the market would be harmed.

Other rights and measures we have taken to protect our intellectual property may not be adequate, which would harm our ability to compete in the market.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, confidentiality, nondisclosure and assignment of invention agreements and other contractual provisions and technical measures to protect our intellectual property rights. In particular, we have sought no patent protection for the technology and algorithms we use in our onCall Information System, and we rely on trade secrets to protect this information. While we currently require employees, consultants and other third parties to enter into confidentiality, non-disclosure or assignment of invention agreements or a combination thereof where appropriate, any of the following could still occur:

- the agreements may be breached;
- we may have inadequate remedies for any breach;
- trade secrets and other proprietary information could be disclosed to our competitors; or
- others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and our competitive position.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

- assert claims of infringement;
- enforce our patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the proprietary rights of others.

Any lawsuits that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events could harm our business, our ability to compete in the market or our reputation.

Claims that our products infringe on the proprietary rights of others could adversely affect our ability to sell our products and increase our costs.

Substantial litigation over intellectual property rights exists in the medical device industry. We expect that our products could be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlap. Third parties may currently have, or may eventually be issued, patents on which our products or technologies may infringe. Any of these third parties might make a claim of infringement against us. Any litigation regardless of its impact would likely result in the expenditure of significant financial resources and the diversion of management's time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays or require us to develop non-infringing technology, make substantial payments to third parties, or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our revenues may decrease substantially and we could be exposed to significant liability.

We are subject to extensive regulation by the FDA, which could restrict the sales and marketing of the NC-stat System and could cause us to incur significant costs.

We sell medical devices that are subject to extensive regulation in the United States by the FDA for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance, grant of a *de novo* classification or pre-marketing approval from the FDA, unless an exemption applies. We may be required to obtain a new 510(k) clearance or *de novo* classification or pre-market approval for significant post-market modifications to our products. Each of these processes can be expensive and lengthy. The FDA's process for granting 510(k) clearance usually takes approximately three months, but it can be significantly longer. The process for obtaining *de novo* classification involves a level of scrutiny similar to the 510(k) clearance process. The process for obtaining pre-market approval is much more costly and uncertain and it generally takes from one to three years, or longer, from the time the application is filed with the FDA.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current clinical applications for which we market our products. However, our clearances can be revoked if safety or effectiveness problems develop. Further, we may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices. If any of these events occur, we may not be able to provide our customers with the quantity of products they require on a timely basis, our reputation could be harmed, and we could lose customers and suffer reduced revenues and increased costs.

We also are subject to numerous post-marketing regulatory requirements, including quality system regulations, which relate to the design, manufacture, packaging, labeling, storage, installation and servicing of our products, labeling regulations and medical device reporting regulations. Our failure or the failure by any manufacturer of our products to comply with applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following sanctions:

- warning letters, fines, injunctions, consent decrees and civil penalties;
- requiring repair, replacement, refunds, recall or seizure of our products;
- imposing operating restrictions, suspension or shutdown of production;
- refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;
- withdrawing 510(k) clearance or pre-market approvals that have already been granted; and
- criminal prosecution.

If any of these events were to occur, they could harm our reputation, our ability to generate revenues and our profitability.

If we or the manufacturers of our products fail to comply with the FDA's quality system regulations, the manufacturing and distribution of our products could be interrupted, and our product sales and operating results could suffer.

We and our contract manufacturers are required to comply with the FDA's quality system regulations, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces its quality system regulations through periodic unannounced inspections. We cannot assure you that our facilities or the facilities of the manufacturers of our products would pass any future quality system inspection. If our or any of the facilities of the manufacturers of our products fail a quality system inspection, the manufacturing or distribution of our products could be interrupted and our operations disrupted. Failure to take adequate and timely corrective action in response to an adverse quality system inspection could force a suspension or shutdown of our packaging and labeling operations, the operations of the manufacturers of our products or a recall of our products. If any of these events occurs, we may not be able to provide our customers with the quantity of products they require on a timely basis, our reputation could be harmed, and we could lose customers and suffer reduced revenues and increased costs.

Our products are subject to recalls even after receiving FDA clearance or approval, which would harm our reputation, business and financial results.

We are subject to the medical device reporting regulations, which require us to report to the FDA if our products may have caused or contributed to a death or serious injury, or have malfunctioned in a way that would be likely to have caused or contributed to a death or serious injury. The FDA and similar governmental bodies in other countries have the authority to require the recall of our products if we or the manufacturers of our products fail to comply with relevant regulations pertaining to manufacturing practices, labeling, advertising or promotional activities, or if new information is obtained concerning the safety or efficacy of our products. A government-mandated or voluntary recall by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall would divert management attention and financial resources and harm our reputation with customers. A recall involving the NC-stat System would be particularly harmful to our business and financial results because the products that comprise the NC-stat System currently produce substantially all of our revenues.

We are subject to federal and state laws prohibiting "kickbacks" and false or fraudulent claims, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit any remuneration that is intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws constrain a medical device company's sales, marketing and other promotional activities by limiting the kinds of business relationships and financial arrangements, including sales programs we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment to Medicare, Medicaid or other third-party payers that are false or fraudulent, or for items or services that were not provided as claimed. From time to time, we may provide coding and billing information as product support to purchasers of our products. Several Medicare carriers, however, have developed articles or proposed LCDs suggesting or imposing coverage, coding or billing guidelines that are not consistent with coding information we have provided based on then-existing guidelines. There is a growing debate over how certain types of nerve conduction tests, including those performed using the NC-stat System, would be billed and assessed in connection with Medicare claims. Accordingly, we cannot predict how the government would regard what it might allege to be billing or coding errors made with respect to services rendered using our products and cannot predict whether the government might assert that any such errors were not inadvertent and therefore potentially subject to the federal civil Federal Claims Act or other laws that could be potentially applicable to us. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be quite substantial including exclusion from participation in federal healthcare programs. In the event that we are found to have violated these laws or determine to settle a claim that we have done so, our business may be materially adversely affected as a result of any payments required to be made, restrictions on our future operations or actions required to be taken, damage to our business reputation or adverse publicity in connection with such a finding or settlement or other adverse effects relating thereto. Additionally, even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could harm our business and results of operations.

We note that in the second quarter of 2006, we received a subpoena from the OIG of the Department of Health and Human Services requesting documents from us in connection with an investigation of potential violations of the federal anti-kickback statute and False Claims Act. We are cooperating with the OIG with their information request and there are presently no actions against us of which we are aware.

We are the subject of an investigation by the United States Department of Justice, which could cause adverse publicity, be costly to respond to or lead to civil or criminal charges against us or our employees, any of which could materially adversely affect our business.

We have recently become aware that we are the subject of an investigation by the United States Department of Justice. We have not yet been informed of the subject matter of this investigation or received any formal requests for information relating to it. This investigation could cause adverse publicity, be costly to respond to or lead to civil or criminal charges against us or our employees, any of which could adversely affect our business.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of individually identifiable patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Although we do not believe that we are subject to the HIPAA rules because we receive patient data in our onCall Information System and the Wilmer Eye Institute receives patient data on an anonymous basis, without patient identifiers, the exact scope of these rules has not been clearly established. If we are found to be in violation of the privacy rules under HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

The use of our products could result in product liability claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. The medical device industry historically has been litigious, and we face financial exposure to product liability claims if the use of our products were to cause or contribute to injury or death. In particular, the NC-stat System may be susceptible to claims of injury because it involves the electric stimulation of a patient's nerves. Additionally, because the DigiScope tests for diabetic retinopathy, which is a condition that can lead to loss of vision or blindness if untreated, we could be subject to claims of injury relating to any actual or claimed inadequacy, error or malfunction of the DigiScope in testing for this condition or the Wilmer-EyeTel Reading Center in reading the results of the test performed by the DigiScope and communicating them to the physician. Although we maintain product liability insurance for our products and other commercial insurance, the coverage limits of these policies may not be adequate to cover future claims. As sales and use of our products increase, we may be unable to maintain sufficient product liability or other commercial insurance on acceptable terms or at reasonable costs, and this insurance may not provide us with adequate coverage against potential liabilities. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to us, a substantial diversion of management attention and adverse publicity. A product liability claim could also harm our reputation and result in a decline in revenues and an increase in expenses.

Our products are complex in design, and defects may not be discovered prior to shipment to customers, which could result in warranty obligations or product liability or other claims, reducing our revenues and increasing our costs and liabilities.

We depend upon third parties for the manufacture of our products. Our products, particularly our NC-stat biosensors, require a significant degree of technical expertise to produce. If these manufacturers fail to produce our products to specification, or if the manufacturers use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.

If our products contain defects that cannot be repaired quickly, easily and inexpensively, we may experience:

- loss of customer orders and delay in order fulfillment;
- damage to our brand reputation;
- increased cost of our warranty program due to product repair or replacement;
- inability to attract new customers;
- diversion of resources from our manufacturing and research and development departments into our service department; and
- legal action.

The occurrence of any one or more of the foregoing could harm our reputation and materially reduce our revenues and increase our costs and liabilities.

If we lose any of our officers or key employees, our management and technical expertise could be weakened significantly.

Our success largely depends on the skills, experience and efforts of our officers, including Shai N. Gozani, M.D., Ph.D., our founder and President and Chief Executive Officer; Gary L. Gregory, our Chief Operating Officer; Guy Daniello, our Senior Vice President of Information Technology; Michael Williams, Ph.D., our Senior Vice President of Engineering; W. Bradford Smith, our Chief Financial Officer; and our other key employees. We maintain a $5.0 million key person life insurance policy on Dr. Gozani, for which the Company is the beneficiary, but do not maintain key person life insurance policies covering any of our other employees. The loss of any of our officers or key employees could weaken our management and technical expertise significantly and harm our business.

If we are unable to recruit, hire and retain skilled and experienced personnel, our ability to manage and expand our business will be harmed, which would impair our future revenues and profitability.

We are a small company with only 123 employees as of December 31, 2006, and our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining our future performance. We may not be able to meet our future hiring needs or retain existing personnel. We will face challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent regional sales agencies and sales representatives, most of whom are geographically dispersed and must be trained in the use and benefits of our products. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

If we do not effectively manage our growth, our business resources may become strained, we may not be able to deliver our products in a timely manner and our results of operations may be materially adversely affected.

In the past two years we have significantly increased our sales force and our total headcount. This growth, as well as any other growth that we may experience in the future, will provide challenges to our organization and may strain our management and operations. We may misjudge the amount of time or resources that will be required to effectively manage any anticipated or unanticipated growth in our business or we may not be able to attract, hire and retain sufficient personnel to meet our needs. If we cannot scale our business appropriately, maintain control over expenses or otherwise adapt to anticipated and unanticipated growth, our business resources may become strained, we may not be able to deliver our products in a timely manner and our results of operations may be materially adversely affected.

If we are unable to successfully expand, develop and retain our sales force and maintain our independent sales agent network, our revenues may decline, our future revenue growth may be limited and our expenses may increase.

As of December 31, 2006, we employed 50 regional sales managers and 3 sales directors and utilized a network of over 1,000 independent sales agents. We are highly dependent on our regional sales managers and independent sales agents to generate our revenues. Our ability to build and develop a strong sales force will be affected by a number of factors, including:

- our ability to attract, integrate and motivate sales personnel;
- our ability to effectively train our sales force;
- the ability of our sales force to sell an increased number of products;
- the length of time it takes new sales personnel to become productive;
- the competition we face from other companies in hiring and retaining sales personnel;
- our ability to effectively manage a multi-location sales organization;
- our ability to enter into agreements with prospective members of our sales force on commercially reasonable terms; and
- our ability to get our independent sales agencies, who may sell products of multiple companies, to commit the necessary resources to effectively market and sell our products.

If we are unable to successfully build, develop and retain a strong sales force, our revenues may decline, our revenue growth may be limited and our expenses may increase.

Failure to develop or enter into relationships to sell products other than our existing products or enhance our existing products could have an adverse effect on our business prospects.

For the year ended December 31, 2006, all of our revenues were derived from selling the NC-stat System. Our future business and financial success will depend, in part, on our ability to continue to introduce or sell new products and upgraded products into the marketplace. Developing new products and upgrades to existing and future products imposes burdens on our research and development department and our management. This process is costly, and we cannot assure you that we will be able to successfully develop new products or enhance the NC-stat System or any future products. We also may not be able to enter into relationships with other companies to sell additional products. In addition, as we develop the market for our products, future competitors may develop desirable product features earlier than we do, which could make our competitors' products less expensive or more effective than our products and could render our products obsolete or unmarketable. If our product development efforts are unsuccessful, we will have incurred significant costs without recognizing the expected benefits and our business prospects may suffer.

We currently compete, and may in the future need to compete, against certain specialist physicians, such as neurologists, who perform traditional nerve conduction studies and other medical device companies with potentially greater resources, more established distribution channels and other competitive advantages, and the success of these competitors may harm our ability to generate revenues.

We currently do, and in the future may need to, compete directly and indirectly with a number of other companies that enjoy significant competitive advantages over us. Currently, in the point-of-service market, we indirectly compete with companies that sell traditional NCS/nEMG equipment. In this market, these companies are indirect competitors because the equipment they sell traditionally has been used by neurologists, who rely upon and seek to obtain referrals from primary care and specialist physicians to perform the same types of tests that may be performed by primary care and specialist physicians using the NC-stat System. Additionally, in selling the NC-stat System to neurologists, which is not a market we historically have focused on, we compete directly with the companies that sell traditional NCS/nEMG equipment. There are a number of companies that sell traditional NCS/nEMG equipment including Viasys Healthcare Inc., Cadwell Laboratories, Inc. and Xltec, Inc. Additionally, we are aware of one company, Neumed, Inc., that markets a nerve conduction study system to the point-of-service market. Of these companies, Viasys Healthcare, in particular, enjoy significant competitive advantages, including:

- greater resources for product development, sales and marketing;
- more established distribution networks;
- greater name recognition;
- more established relationships with health care professionals, customers and third-party payers; and
- additional lines of products and the ability to offer rebates or bundle products to offer discounts or incentives.

As we develop the market for point-of-service nerve conduction studies, we may be faced with competition from these companies or others that decide and are able to enter this market. Some or all of our future competitors in the point-of-service market may enjoy competitive advantages such as those described above. If we are unable to compete effectively against existing and future competitors, our sales will decline and our business will be harmed.

Currently, we believe that our most direct competitors are certain specialist physicians, such as neurologists, who perform traditional nerve conduction studies and may view the NC-stat System as competitive with or a threat to their business. Because of the level of automation and the ease of use of the NC-stat System, the NC-stat System facilitates the performance of nerve conduction studies within the offices of a wider range of physicians. Accordingly, neurologists, including a professional society representing a subset of neurologists who most frequently perform traditional nerve conduction studies, have competed and may continue to compete with us by advancing positions that are adverse to the NC-stat System. We believe this competition has come, and is most likely to continue to come, through the advancement of positions challenging the effectiveness and accuracy of the NC-stat System and the ability of non-specialist physicians to perform nerve conduction studies and accurately diagnose neuropathies. Because specialist physicians and professional societies may be viewed as authoritative, without regard to their potential economic motives, and may have connections to or influence with various regulatory bodies and third-party payers, they may have a competitive advantage over us and their positions may lead to or be reflected in actions taken by these regulatory bodies and third-party payers that are adverse to our business.

We are dependent upon the computer and communications infrastructure employed and utilized by our onCall Information System, and any failures or disruptions in this infrastructure could impact our revenues and profit margins or harm our reputation.

We are dependent upon the computer and communications infrastructure employed and utilized by our onCall Information System. Our computer and communications infrastructure consists of standard hardware, off-the-shelf system software components, database servers, proprietary application servers, a modem bank and desktop applications. Our future success in selling the NC-stat System will depend, in part, upon the maintenance and growth of this infrastructure. Any failures or outages of this infrastructure as a result of a computer virus, intentional disruption of our systems by a third-party, manufacturing failure, telephone system failure, fire, storm, flood, power loss or other similar events, could prevent or delay the operation of our onCall Information System, which could result in increased costs to eliminate these problems and address related security concerns and harm our reputation with our customers. In addition, if our infrastructure fails to accommodate growth in customer transactions, customer satisfaction could be impaired, we could lose customers, our ability to add customers could be impaired or our costs could be increased, any of which would harm our business.

If future clinical studies or other articles are published, or physician associations or other organizations announce positions, that are unfavorable to our products, our sales efforts and revenues may be negatively affected.

Future clinical studies or other articles regarding our existing products or any competing products may be published that either support a claim, or are perceived to support a claim, that a competitor's product is more accurate or effective than our products or that our products are not as accurate or effective as we claim or previous clinical studies have concluded. Additionally, physician associations or other organizations that may be viewed as authoritative or have an economic interest in nerve conduction studies and in related electrodiagnostic procedures or other procedures that may be performed using our products could endorse products or methods that compete with our products or otherwise announce positions that are unfavorable to our products. We have experienced this with the professional societies representing the neurologist community. Any of these events may negatively affect our sales efforts and result in decreased revenues.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and these funds may not be available on acceptable terms or at all.

We believe that our current cash and cash equivalents together with our short-term investments and the cash to be generated from expected product sales will be sufficient to meet our projected operating requirements for at least the next 12 months. However, we may seek additional funds from public and private stock offerings, borrowings under credit lines or other sources. Our capital requirements will depend on many factors, including:

- the revenues generated by sales of our products;
- the costs associated with any expansion of our sales and marketing efforts;
- the expenses we incur in manufacturing and selling our products;
- the costs of developing new products or technologies and enhancements to existing products;
- the cost of obtaining and maintaining FDA approval or clearance of our products and products in development;
- costs associated with any expansion;
- the costs associated with capital expenditures; and

- the number and timing of any acquisitions or other strategic transactions.

As a result of these factors, we may need to raise additional funds, and these funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If any of these events occurs, our ability to achieve our development and commercialization goals would be adversely affected.

If we choose to acquire or invest in new businesses, products or technologies, instead of developing them ourselves, these acquisitions or investments could disrupt our business and could result in the use of significant amounts of equity, cash or a combination of both.

From time to time we may seek to acquire or invest in businesses, products or technologies, instead of developing them ourselves. Acquisitions and investments involve numerous risks, including:

- the inability to complete the acquisition or investment;
- disruption of our ongoing businesses and diversion of management attention;
- difficulties in integrating the acquired entities, products or technologies;
- difficulties in operating the acquired business profitably;
- the inability to achieve anticipated synergies, cost savings or growth;
- potential loss of key employees, particularly those of the acquired business;
- difficulties in transitioning and maintaining key customer, distributor and supplier relationships;
- risks associated with entering markets in which we have no or limited prior experience; and
- unanticipated costs.

In addition, any future acquisitions or investments may result in one or more of the following:

- issuances of dilutive equity securities, which may be sold at a discount to market price;
- the use of significant amounts of cash;
- the incurrence of debt;
- the assumption of significant liabilities;
- increased operating costs or reduced earnings;
- financing obtained on unfavorable terms;
- large one-time expenses; and
- the creation of certain intangible assets, including goodwill, the write-down of which may result in significant charges to earnings.

Any of these factors could materially harm our stock price, our business or our operating results.

If we expand, or attempt to expand, into foreign markets, we will be affected by new business risks that may materially adversely impact our financial condition or results of operations.

If we expand, or attempt to expand, into foreign markets, we will be subject to new business risks, including:

- failure to fulfill foreign regulatory requirements to market our products;
- availability of, and changes in, reimbursement within prevailing foreign health care payment systems;
- adapting to the differing business practices and laws in foreign countries;
- difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign distributors or sales or marketing agents;
- limited protection for intellectual property rights in some countries;
- difficulty in collecting accounts receivable and longer collection periods;
- costs of enforcing contractual obligations in foreign jurisdictions;
- recessions in economies outside of the United States;
- political instability and unexpected changes in diplomatic and trade relationships;
- currency exchange rate fluctuations; and
- potentially adverse tax consequences.

If we are successful in introducing our products into foreign markets, we will be affected by these additional business risks, which may materially adversely impact our financial condition or results of operations. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel, research and sales departments, and general managerial resources. Our efforts to introduce our products into foreign markets may not be successful, in which case we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the revenues generated from this expansion.

Our operating results may fluctuate due to various factors and, as a result, period-to-period comparisons of our results of operations will not necessarily be meaningful.

Factors relating to our business make our future operating results uncertain and may cause them to fluctuate from period to period. These factors include:

- changes in the availability of third-party reimbursement in the United States or other countries;
- the timing of new product announcements and introductions by us or our competitors;
- market acceptance of new or enhanced versions of our products;
- changes in manufacturing costs or other expenses;
- competitive pricing pressures;
- the gain or loss of significant distribution outlets or customers;
- increased research and development expenses;
- the timing of any future acquisitions; or
- general economic conditions.

Because our operating results may fluctuate from quarter to quarter, it may be difficult for us or our investors to predict our future performance by viewing our historical operating results.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

- authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;
- provide for a classified board of directors, with each director serving a staggered three-year term;
- prohibit our stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent;
- provide for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors; and
- require advance written notice of stockholder proposals and director nominations.

We have adopted a Shareholder Rights Plan that could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, the Company or a large block of our common stock. A third party that acquires 15% or more of our common stock (an "acquiring person") could suffer substantial dilution of its ownership interest under the terms of the Shareholder Rights Plan through the issuance of common stock to all shareholders other than the acquiring person.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be our stockholders sole source of potential gain for the foreseeable future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have not received written comments from the Securities and Exchange Commission regarding our periodic or current reports under the Securities and Exchange Act of 1934, as amended, 180 days or more before December 31, 2006 that remain unresolved.

ITEM 2. PROPERTIES

Our headquarters is located in a 30,000 square foot facility in Waltham, Massachusetts, which we occupy under an office lease expiring in March 2009. We believe that our existing facility is adequate for our current needs.

ITEM 3. LEGAL PROCEEDINGS

We are not currently party to any material legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of the year ended December 31, 2006, through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the NASDAQ Global Market under the symbol "NURO". The price range per share reflected in the table below is the high and low closing sales prices of our common stock as reported by NASDAQ for the periods indicated.

	Years ended December 31,			
	2006		2005	
	High	Low	High	Low
First quarter	$39.19	$28.00	$11.65	$ 9.28
Second quarter	$40.39	$25.73	$20.03	$ 9.05
Third quarter	$33.18	$18.74	$30.20	$19.57
Fourth quarter	$19.85	$13.52	$37.23	$26.91

On March 21, 2007, there were approximately 113 stockholders of record of our common stock. This number does not include stockholders for whom shares were held in a "nominee" or "street" name. On March 21, 2007, the last reported sale price per share of our common stock on the NASDAQ Global Market was $9.44.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion and growth of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

See Part III, Item 12 for information regarding securities authorized for issuance under equity compensation plans.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph shows the cumulative stockholder return of our common stock from July 22, 2004 (the first trading day for our common stock) through December 31, 2006 as compared with that of the Nasdaq (U.S. Companies) Index and the Nasdaq Medical Device Manufacturers Index. The total stockholder return is measured by dividing the per share price change of the respective securities, plus dividends, if any, for each period shown by the share price at the end of the particular period. The graph assumes the investment of $100 in our common stock and each of the comparison groups on July 22, 2004 and assumes the reinvestment of dividends. We have never declared a dividend on our common stock. The stock price performance depicted in the graph below is not necessarily indicative of future price performance.



	07/22/04	12/31/04	12/31/05	12/31/06
NeuroMetrix, Inc.	$100.00	$146.88	$341.00	$186.38
Nasdaq Stock Market (U.S.)	$100.00	$115.25	$117.69	$129.32
Nasdaq Medical Device Manuf. Index	$100.00	$112.49	$123.50	$130.24

ITEM 6. SELECTED FINANCIAL DATA

The data set forth below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" and our financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K.

We have restated our financial statements as of and for the years ended December 31, 2005, 2004, 2003 and 2002 to correct errors in accounting for sales taxes. See Note 2—Restatement of the Notes to Financial Statements:

	Years Ended December 31,				
	2006	2005 (as restated)	2004 (as restated)	2003 (as restated)	2002 (as restated)
	(In thousands, except share and per share data)				
Statements of Operations Data:					
Revenues	$ 55,250	$ 34,298	$ 17,920	$ 9,168	$ 4,225
Cost of revenues	13,558	8,858	4,853	2,707	1,370
Gross margin	41,692	25,440	13,067	6,461	2,855
Operating expenses:					
Research and development(1)	5,011	3,821	3,268	2,397	2,146
Sales and marketing(1)	22,014	14,150	8,488	4,768	2,870
General and administrative(1)	11,805	8,022	5,267	3,052	2,774
Total operating expenses	38,829	25,993	17,024	10,217	7,790
Income (loss) from operations	2,862	(553)	(3,957)	(3,756)	(4,935)
Interest income (expense), net	1,598	837	(750)	(113)	41
Income (loss) before provision for income taxes	4,461	284	(4,707)	(3,869)	(4,894)
Provision for income taxes	193	35	—	—	—
Net income (loss)	4,268	249	(4,707)	(3,869)	(4,894)
Accretion of dividend on redeemable convertible preferred stock	—	—	(1,386)	(2,009)	(1,893)
Deemed dividend on redeemable convertible preferred stock	—	—	(788)	—	(6,873)
Beneficial conversion feature associated with redeemable convertible preferred stock	—	—	(7,051)	—	—
Net income (loss) attributable to common stockholders	$ 4,268	$ 249	$ (13,932)	$ (5,878)	$ (13,660)
Net income (loss) per common share:					
Basic	$ 0.34	$ 0.02	$ (2.42)	$ (5.66)	$ (13.27)
Diluted	$ 0.33	$ 0.02	$ (2.42)	$ (5.66)	$ (13.27)
Weighted average common shares outstanding:					
Basic	12,501,742	12,152,139	5,747,579	1,038,817	1,029,210
Diluted	13,097,891	12,986,365	5,747,579	1,038,817	1,029,210

(1) Non-cash stock-based compensation expense included in these amounts is as follows:

	2006	2005	2004	2003	2002
Research and development	$ 471	$ 77	$ 249	$ 35	$ 7
Sales and marketing	821	168	356	37	6
General and administrative	1,361	161	423	25	37

	As of December 31,				
	2006	2005 (as restated)	2004 (as restated)	2003 (as restated)	2002 (as restated)
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 7,910	$ 8,170	$ 1,936	$ 1,623	$ 2,701
Short-term investments	32,411	24,082	18,575	—	—
Working capital	41,894	33,268	21,774	2,451	3,623
Long-term investments	—	—	9,497	—	—
Total assets	55,706	42,897	37,953	7,218	7,053
Long-term debt and other long-term liabilities	73	131	189	2,232	124
Warrants for redeemable convertible preferred stock	—	—	—	450	—
Redeemable convertible preferred stock	—	—	—	47,694	45,684
Accumulated deficit	(53,687)	(57,955)	(58,204)	(45,204)	(39,961)
Total stockholders' equity(deficit)	43,409	34,833	33,330	(45,805)	(40,029)

The data set forth above have been restated as necessary to give effect to the restatement adjustments described in Note 2 to our financial statements. The effects of the restatement adjustments on our Statements of Operations and Balance Sheets for the years ending December 31, 2005 and 2004 are set forth in Note 2 to our financial statements and the effects of the restatement adjustments on our Statements of Operations and Balance Sheets for the years ending December 31, 2003 and 2002 are set forth in the table below:

The impact of correcting these errors results in an increase in accrued liabilities of $303,000 and $101,000 as of December 31, 2003 and 2002, respectively, an increase in general and administrative expenses of $202,000 and $101,000, respectively, and a reduction of net income available to common stockholders of $202,000 and $101,000, for the years ended December 31, 2003 and 2002, respectively.

The following table presents the impact of the restatement:

	2003		2002	
	As Previously Reported	Restated	As Previously Reported	Restated
Statements of Operations:				
General and administrative	$ 2,850	$ 3,052	$ 2,673	$ 2,774
Total operating expenses	10,015	10,217	7,689	7,790
Income (loss) from operations	(3,554)	(3,756)	(4,834)	(4,935)
Income (loss) before provision for income taxes	(3,667)	(3,869)	(4,793)	(4,894)
Net income (loss)	(3,667)	(3,869)	(4,793)	(4,894)
Net income (loss) attributable to common stockholders	(5,676)	(5,878)	(13,559)	(13,660)
Net income (loss) per common share:				
Basic	(5.46)	(5.66)	(13.17)	(13.27)
Diluted	(5.46)	(5.66)	(13.17)	(13.27)
Balance sheet:				
Working capital	2,754	2,451	3,724	3,623
Accumulated deficit	(44,901)	(45,204)	(39,860)	(39,961)
Total stockholders' equity (deficit)	(45,502)	(45,805)	(39,928)	(40,029)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our selected financial data, our financial statements and the accompanying notes to those financial statements included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K, our actual results may differ materially from those anticipated in these forward-looking statements.

We have restated our financial statements as of and for the years ended December 31, 2005 and 2004 to correct errors in accounting for sales taxes. See Note 2—Restatement of the Notes to Financial Statements.

Overview

NeuroMetrix was founded in June 1996. We design, develop and sell proprietary medical devices used to help physicians diagnose neuropathies and neurovascular disease. Our proprietary technology provides physicians with an in-office diagnostic system, the NC-stat System, which enables physicians to make rapid and accurate diagnoses of neuropathies, including carpal tunnel syndrome, low back and leg pain and diabetic peripheral neuropathy. The NC-stat System is comprised of: (1) disposable single use NC-stat biosensors that are placed on the patient's body; (2) the NC-stat monitor and related components; and (3) the NC-stat docking station, an optional device that enables the physician's office to transmit data to our onCall Information System. Each component of the NC-stat System is also sold separately. The sensitivity of the nervous system to metabolic and mechanical damage, compounded by its limited regenerative ability, creates a market opportunity for a medical device that can assist in point-of-service diagnoses of neuropathies in a manner that is cost-effective for the patient and third-party payer. We believe the ease of use, accuracy and convenience provided by the NC-stat System position it to become a standard of care for the assessment of neuropathies at the point-of-service.

Neurovascular disease includes conditions such as retinopathy, an eye disease prevalent in patients with diabetes. We hold an exclusive sales and marketing license to a product known as the DigiScope, which allows primary care and specialist physicians to diagnose diabetic retinopathy and refer patients to the ophthalmologist for treatment if deemed necessary based on the results. It is recommended by the ADA that all patients with diabetes receive an annual dilated eye examination to monitor vision. There are approximately 21 million people in the United States with diabetes according to the ADA and only approximately 50% comply with the recommendation to have an annual eye examination. We believe that a product such as the DigiScope in primary care physicians' and endocrinologists' offices could potentially lead to an increase in the level of testing and result in the earlier detection of eye diseases in patients with diabetes.

We derive our revenues from the sale of NC-stat biosensors, monitors and docking stations directly to end users, which are generally physician practice groups. We did not derive any revenues in 2006 or prior years from the DigiScope system for the detection of diabetic retinopathy. Sales and marketing efforts for this product were initiated in the first quarter of 2007. Our NC-stat biosensors are disposable products that are used once and inactivated after use. The NC-stat monitor is an electronic instrument that is used with the NC-stat biosensors to perform nerve conduction studies for the purpose of diagnosing neuropathies. The NC-stat monitor displays the pertinent results of nerve conduction studies on an LCD screen immediately at the conclusion of each study. The NC-stat docking station is an optional device that is used to transmit to the onCall Information System data generated by the nerve conduction study performed with the NC-stat monitor. The onCall Information System formulates the data it receives for each test into a detailed report that is provided to the customer through facsimile or e-mail.

Reimbursement from third-party payers is an important element of success for medical products companies. Generally, we believe that the nerve conduction studies performed by our customers with the NC-stat System have been satisfactorily covered by third-party payers. As our presence in the market expands and the use of the NC-stat System increases, we have experienced and are likely to continue to experience an increased focus from third-party payers and governmental agencies regarding the reimbursement of nerve conduction studies performed using the NC-stat System and an increased focus from these organizations regarding the professional requirements for performing nerve conduction studies in general. At any point in time, a number of third-party payers may take the position of not reimbursing our customers for their use of the NC-stat System. During the second half of 2006 and early 2007, five local Medicare carriers covering a total of twenty states issued draft LCDs, final LCDs or coding articles particularly addressing coverage and reimbursement policies under Medicare for nerve conduction studies performed using the NC-stat System. Several of these carriers indicated that they will not reimburse physicians under Medicare for nerve conduction studies performed using the NC-stat System under the three existing CPT codes for conventional nerve conduction studies (95900, 95903 and 95904), which provide for levels of reimbursement fixed by CMS, but rather that physicians must submit claims for reimbursement for these procedures under a miscellaneous CPT code (95999), in which case the local carriers may determine the level of reimbursement to be paid, if any. We do not know what success our customers will have in obtaining reimbursement under the miscellaneous code or what level of reimbursement they may receive if they are successful. If physicians do not receive adequate reimbursement under the miscellaneous CPT code from those local carriers, our existing customers may limit or curtail their use of the NC-stat System and we may be unable to obtain new customers, both of which could materially and adversely impact our revenues and profitability. The AMA CPT Editorial Panel has formed a committee which is expected to examine the reimbursement coding of automated nerve conduction studies, including the NC-stat System and other traditional equipment. The findings of this committee may affect which CPT codes Medicare carriers and commercial payers require from physicians who perform procedures with the NC-stat System. Additional third-party payers, including local Medicare carriers and commercial payers, could potentially take a position that could reduce or eliminate the reimbursement for the NC-stat System. These payers may also impose requirements on physicians to submit additional paperwork supporting the medical necessity of nerve conduction studies performed using the NC-stat System. Such requirements could potentially impact the use of the NC-stat System and could potentially have an adverse impact on our revenues.

Additionally, the LCDs and coding articles issued by local Medicare carriers have also addressed a number of other issues, including (1) the background and training of physicians supervising or performing nerve conduction studies; (2) the level of training requirements for technicians performing a nerve conduction study; (3) whether nerve conduction tests should be required to be performed concomitantly with an nEMG procedure; and (4) whether the NC-stat System is comparable to conventional nerve conduction testing equipment. We do not believe that these LCDs prohibit physicians from receiving reimbursement under Medicare for medically necessary nerve conduction studies performed using the NC-stat System. However, these LCDs are relatively new and they do appear to be targeted at limiting access to perform and/or reimbursement for nerve conduction studies. These LCDs could be interpreted or implemented in a manner that limits the ability of physicians to receive reimbursement under Medicare for nerve conduction studies performed using the NC-stat System, which could adversely affect our business.

One of the primary challenges we face in our business is successfully expanding the market for nerve conduction studies. A successful market expansion will depend upon, in part, our targeting of primary care and specialist physicians who traditionally have not been targeted by companies selling equipment used to perform nerve conduction studies and our ability to alter physicians' practices relating to the diagnosis of neuropathies. In order to successfully implement this growth strategy, we have established a sales force of 53 employees, including 50 regional sales managers, as of December 31, 2006. We have also expanded the

network of independent sales agents we use to generate sales leads for our regional sales managers through the signing of agreements with PSS and with Henry Schein. PSS has a direct sales force of nearly 700 representatives and Henry Schein has a direct sales force of over 300 sales representatives. As a result we now have over 1,200 independent sales agents assisting us in our efforts to penetrate the market of primary care and specialist physicians. We also will participate in various industry conferences in order to accelerate the market awareness and adoption of our products. These efforts, as well as the overall expansion of our business, will provide challenges to our organization and may increase the burden on our management and operations. We plan to monitor our business as it grows and appropriately acquire and allocate resources to address these issues, with a goal of sustaining profitable growth.

Our long-term financial objectives are to grow our business through the sale of the NC-stat System and the DigiScope and additional products that may be commercialized for the diagnosis and treatment of neuropathies and to achieve sustainable profitability. However, during 2007 our revenues may not increase and could decline and we may not be able to sustain the profitability we achieved in the second half of 2005 and in 2006 as a result of the reimbursement and other issues we are currently facing. Our efforts in 2007 will focus on (1) sales of the NC-stat System, (2) sales and marketing of the DigiScope for the detection of diabetic retinopathy, (3) the expected launch of the ADVANCE System, (4) efforts to manage the reimbursement challenges posed by third-party payers for the NC-stat System and (5) our ongoing research and development programs. During 2007, we expect to continue efforts on improvements to our biosensors, on the development of new biosensors, on the development of products to diagnose additional neuropathies, on the development of a product for the minimally invasive treatment of neuropathies and on the final development efforts on the ADVANCE System. During 2007, we expect to enter the clinical stage of development of our product for the local delivery of drugs for the treatment of neuropathies by both primary care and specialist physicians. We believe that the accomplishment of these goals will have a positive impact on our progress toward the long-term objective of growing the business and achieving sustainable profitability.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *"Share Based Payment"* ("SFAS No. 123(R)"), which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123(R) is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS No. 123") and supersedes Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB No. 25") and SFAS No. 148, *"Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of Financial Accounting Standards Board Statement No. 123"* ("SFAS No. 148"). This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. As a result, beginning January 1, 2006, we adopted SFAS No. 123(R) using the modified prospective method and have begun reflecting the stock-based compensation expense determined under fair value based methods in the income statement rather than as pro forma disclosure in the notes to the financial statements. Prior period results have not been revised. We use the Black-Scholes option pricing model for determining the fair value of its stock options and amortize our stock-based compensation expense using the straight-line method. During 2006, we recorded stock-based compensation expense of approximately $2.7 million.

Prior to January 1, 2006, the Company accounted for stock-based compensation plans in accordance with the provisions of APB No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the fair value of common stock at the date of grant.

We expect stock-based compensation expense recognized in accordance with the provisions of SFAS 123(R) to increase in 2007, but this will be dependent on the magnitude of additional stock options

granted. The stock-based compensation expense recognized in accordance with Emerging Issues Task Force Issue No. 96-18 *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"* for option grants to non-employees may vary significantly based on the performance of the Company's stock price, to the extent unvested, as these grants are remeasured at the end of each reporting period.

In October 2006, we entered into an exclusive seven year licensing agreement with EyeTel. The agreement grants us an exclusive license to market, brand and sell EyeTel's DigiScope throughout the primary care physician and endocrinologist market. In connection with the agreement, we received warrants to purchase up to 500,000 shares of EyeTel common stock at an exercise price of $0.16 per share, subject to adjustment for stock splits and with a term of ten years. The warrants are subject to a vesting schedule based on our achievement of annual performance milestones relating to sales and customer usage of the DigiScope through 2011. If we do not meet one or both of the requirements for any calendar year, but do meet the combined requirements for two or more consecutive years, the shares scheduled to vest for each of the years will vest. The agreement also grants us financing participation rights in connection with EyeTel's next round of venture capital financing. We received an option to purchase EyeTel preferred stock, up to the lesser of (i) 30% of the total amount raised in the financing or (ii) $5.0 million. In the event that we participate in the next round of financing, and our maximum permitted amount is less than $5.0 million, we have a right to participate in any subsequent financing rounds equal to the difference between $5.0 million and the amount previously invested.

Results of Operations

The following table presents certain statement of operations information stated as a percentage of total revenues:

	Years Ended December 31,		
	2006	2005 (as restated)	2004 (as restated)
Revenues:			
Diagnostic device	13.6%	12.3%	12.4%
Biosensor	86.4	87.7	87.6
Total revenues	100.0	100.0	100.0
Cost of revenues	24.5	25.8	27.1
Gross margin	75.5	74.2	72.9
Operating expenses:			
Research and development	9.1	11.1	18.2
Sales and marketing	39.8	41.3	47.4
General and administrative	21.4	23.4	29.4
Total operating expenses	70.3	75.8	95.0
Income (loss) from operations	5.2	(1.6)	(22.1)
Interest income (expense), net	2.9	2.4	(4.2)
Income (loss) before provision for income taxes	8.1	0.8	(26.3)
Provision for income taxes	0.3	0.1	—
Net income (loss)	7.7%	0.7%	(26.3)%

Comparison of Years Ended December 31, 2006 and December 31, 2005

Revenues

The following tables present a breakdown of our customers, biosensor units used and revenues:

	Years Ended December 31, 2006	Years Ended December 31, 2005	Change	% Change
Customers	4,929	3,282	1,647	50.2%
Biosensor units used	1,155,300	704,800	450,500	63.9
	(In thousands)			
Revenues:				
Diagnostic device	$ 7,538.3	$ 4,221.3	$ 3,317.0	78.6
Biosensor	47,711.4	30,076.8	17,634.6	58.6
Total revenues	$ 55,249.7	$34,298.1	$20,951.6	61.1

Diagnostic device revenues were $7.5 million and $4.2 million for the years ended December 31, 2006 and 2005, respectively, an increase of $3.3 million, or 78.6%. Of this increase, approximately $2.6 million is attributable to a greater number of units sold, primarily as a result of increased demand for the NC-stat System and an increase in the number of regional sales managers. In addition, $0.7 million of this increase is attributable to an increase in the list price of our NC-stat monitors and docking stations from $4,000 to $5,000 effective January 1, 2006, which resulted in a higher average selling price during 2006 as compared to 2005. Diagnostic device revenues accounted for 13.6% and 12.3% of our total revenues for the years ended December 31, 2006 and 2005, respectively.

Biosensor revenues were $47.7 million and $30.1 million for the years ended December 31, 2006 and 2005, respectively, an increase of $17.6 million, or 58.6%. The increase is primarily due to an increased customer base for our biosensors and an increased frequency of testing by our customers. Biosensor revenues accounted for 86.4% and 87.7% of our total revenues for the years ended December 31, 2006 and 2005, respectively.

Our customers used 1,155,300 biosensor units in the year ended December 31, 2006, compared to 704,800 units in the year ended December 31, 2005, an increase of 450,500 units, or 63.9%. The increase in biosensor usage is primarily attributable to the increase in our customer base and to an increase in usage per customer.

Our total revenues were $55.2 million and $34.3 million for the years ended December 31, 2006 and 2005, respectively, an increase of $20.9 million, or 61.1%. During the 12-month period ending December 31, 2006, a total of 4,929 customers used our NC-stat System compared to 3,282 customers for the same period ending December 31, 2005. This represents a 50.2% year-over-year increase in the number of customers that used our NC-stat System.

We anticipate that revenues in 2007 may not increase and could decline. In the fourth quarter of 2006, we experienced a decline in revenues from the third quarter of 2006, which we believe primarily resulted from the uncertainty created by the issuance of draft LCDs, final LCDs and coding articles addressing reimbursement for nerve conduction studies that were issued by five local Medicare carriers covering a total of twenty states. These developments and other future reimbursement decisions could adversely impact reimbursement for procedures performed using the NC-stat System. Our revenues in 2007 are likely to be impacted by the level of reimbursement, if any, established for procedures performed using the NC-stat System by these carriers and other third-party payers, whether final LCDs are applied in a manner that places additional restrictions or qualifications on the performance of these procedures, any other reimbursement determinations relating to nerve conduction studies are made by third-party payers or any other events causing uncertainty as to the existence or amount of reimbursement physicians are likely to

receive for performing procedures using the NC-stat System. We do, however, expect revenues to be positively impacted by the initiation of our sales and marketing efforts for the DigiScope in 2007. Overall, revenues could be impacted by a variety of factors, including the level of demand for our products, potential for changes in third-party reimbursement for nerve conduction studies, the overall economy, competitive factors and the factors described in the section of this Annual Report on Form 10-K titled "Cautionary Note Regarding Forward-Looking Statements."

Costs and expenses

The following table presents our costs and expenses and net income:

	Years Ended December 31,		Change	% Change
	2006	2005 (as restated)		
	(in thousands)			
Cost of revenues:				
Diagnostic device	$ 1,320.5	$ 1,059.7	$ 260.8	24.6%
Biosensor	12,237.6	7,798.4	4,439.2	56.9
Total cost of revenues	13,558.1	8,858.1	4,700.0	53.1
Gross margin:				
Diagnostic device	6,217.8	3,161.6	3,056.2	96.7
Biosensor	35,473.9	22,278.5	13,195.4	59.2
Total gross margin	41,691.7	25,440.0	16,251.6	63.9
Gross Margin%:				
Diagnostic device	82.5%	74.9%		
Biosensor	74.4	74.1		
Total gross margin	75.5	74.2		
Operating expenses:				
Research and development(1)	5,010.5	3,820.6	1,189.9	31.1
Sales and marketing(1)	22,013.7	14,150.2	7,863.5	55.6
General and administrative(1)	11,805.1	8,021.8	3,783.3	47.2
Total operating expenses	38,829.3	25,992.6	12,836.7	49.4
Income from operations	2,862.4	(552.5)	3,414.9	(618.1)
Interest income	1,598.4	838.8	759.6	90.6
Interest expense	—	(2.0)	2.0	(100.0)
Income before provision for income taxes	4,460.8	284.3	4,176.5	1,469.3
Provision for income taxes	193.0	35.0	158.0	451.4
Net income available to common stockholders	$ 4,267.8	$ 249.3	$ 4,018.5	1,612.2

(1) Non-cash stock-based compensation expense included in these amounts is as follows:

	2006	2005
Research and development	$ 470.6	$ 77.4
Sales and marketing	821.0	167.7
General and administrative	1,361.1	161.3

Gross Margin

Diagnostic device gross margin increased to $6.2 million, or 82.5% of diagnostic device revenue, for the year ended December 31, 2006, as compared to $3.2 million, or 74.9% of diagnostic device revenue, for same period in 2005. The increase in the gross margin percentage in 2006 compared to 2005 is primarily attributable to an increase in the list price of our NC-stat System from $4,000 to $5,000 effective January 1, 2006 and manufacturing price reductions realized for our device beginning in the second quarter of 2006.

Biosensor gross margin increased to $35.5 million, or 74.4% of biosensor revenue for the year ended December 31, 2006, as compared to $22.3 million, or 74.1% of biosensor revenue, for the same period in 2005. The increase in biosensor gross margin percentage is primarily due to manufacturing price reductions realized for several of our biosensors during the second half of 2005 and the first quarter of 2006 partially offset by a change in the mix of biosensors sold.

Our overall gross margin increased to $41.7 million, or 75.5% of revenues, for the year ended December 31, 2006, as compared to $25.4 million, or 74.2% of revenues, for same period in 2005.

Our gross margins may decline in 2007 with the potential introduction of the ADVANCE System, which is expected to have lower gross margins due to higher production costs compared with the current diagnostic devices.

Research and Development

Our research and development, or R&D, expenses include expenses associated with our research, product development, clinical, regulatory, and quality assurance departments.

R&D expenses increased $1.2 million, or 31.1%, to $5.0 million for the year ended December 31, 2006 from $3.8 million for the year ended December 31, 2005. As a percentage of revenues, R&D expenses were 9.1% and 11.1% for the years ended December 31, 2006 and 2005, respectively. The increase in expenses is primarily due to an increase of $614,000 in personnel costs resulting from the hiring of additional employees in our R&D department and increases in employee compensation. In addition, product development and temporary labor costs increased $77,700 and $51,700, respectively. These increases are primarily related to the development of the ADVANCE System and new biosensors. Also contributing to the increase was an increase of $393,200 in stock-based compensation expense due to the adoption of the provisions of SFAS No. 123(R).

We expect our spending on R&D will be relatively unchanged in 2007. We anticipate that resources devoted to the development of the ADVANCE System, during 2006 will be reallocated to other research and development efforts. This amount may vary, however, depending on the opportunities and challenges that arise during the year.

Sales and Marketing

Our sales and marketing expenses include expenses from the marketing, field sales, sales administration and reimbursement departments.

Sales and marketing expenses increased $7.9 million, or 55.6%, to $22.0 million for year ended December 31, 2006 from $14.2 million for the year ended December 31, 2005. As a percentage of revenues, sales and marketing expenses were 39.8% and 41.3% for the years ended December 31, 2006 and 2005, respectively. The change in expenses is primarily due to an increase of $4.1 million in employee compensation and benefit costs, including sales commissions paid to our regional sales managers. This increase is attributable to the expansion of the sales force and higher revenues in 2006 as compared to 2005. Also contributing to the change in expenses are (a) an increase of $1.6 million in sales commissions paid to our independent regional sales agencies, which is related to our higher revenues in 2006 as well as the addition of PSS as a distributor in May 2006; (b) an increase in stock-based compensation expense of $653,300 due to the adoption of the provisions of SFAS No. 123(R); (c) an increase of $400,700 in travel expenses due to the expansion of the sales force; (d) an increase in consulting services of $299,300, primarily to assist us with the reimbursement challenges we are currently facing; and (e) an increase of $267,500 in costs for new promotional materials.

We have increased our sales force to 53 employees, including 50 regional sales managers, as of December 31, 2006 from 36 employees, including 31 regional sales managers as of December 31, 2005. We plan to sell the DigiScope through the same sales force used to sell the NC-stat System and as a result we do not anticipate the need to expand the sales force to support the sales and marketing efforts for the DigiScope. However, we may incur additional expenses relating to sales commissions and marketing materials in connection with the sale of the DigiScope. For 2007, we expect sales and marketing expenses to be relatively unchanged; however, this may vary, depending primarily on our revenues for 2007.

General and Administrative

Our general and administrative expenses include expenses from the executive, finance, administrative, customer service, and information technology departments.

General and administrative expenses increased $3.8 million, or 47.2%, to $11.8 million for year ended December 31, 2006 from $8.0 million for the year ended December 31, 2005. As a percentage of revenues, general and administrative expenses were 21.4% and 23.4% for the years ended December 31, 2006 and 2005, respectively. The increase in expenses is primarily due to (a) an increase in stock-based compensation expense of $1.2 million from the adoption of the provisions of SFAS No. 123(R); (b) an increase of $661,300 in bad debt expense resulting from an increase in past due accounts; (c) an increase of $538,400 in professional fees for legal and accounting services; (d) an increase of $456,000 in our accrual for sales taxes; (e) an increase of $268,800 in our insurance costs; (f) an increase in credit card and bank fees of $238,800 related to increased customer transactions; and (g) an increase in personnel costs of $120,700 from the expansion of staff and increases in employee compensation.

We expect our general and administrative expenses to increase during 2007 as a result of consulting expenses and legal fees associated with our efforts to address the reimbursement and other legal challenges we face, including the investigation by the United States Department of Justice of which we recently became aware.

Interest Income

Interest income was $1,598,400 and $838,800 during the years ended December 31, 2006 and 2005, respectively, representing an increase of $759,600. Interest income was earned from cash equivalents, short-term investments and long-term investments. The increase in interest income for the year ended December 31, 2006, as compared to the year ended December 31, 2005 is primarily due to higher average cash balances and an increase in the average portfolio yield attributable to the impact of higher market interest rates in 2006. Interest expense was not material for the years ended December 31, 2006 and 2005.

Provision for Income Taxes

We recorded a tax provision related to the alternative minimum tax of $193,000 and $35,000 for the years ended December 31, 2006 and 2005, respectively.

Comparison of Years Ended December 31, 2005 and December 31, 2004

Revenues

The following tables present a breakdown of our customers, biosensor units used and revenues:

	Years Ended December 31, 2005	2004	Change	% Change
Customers	3,282	2,207	1,075	48.7%
Biosensor units used	704,800	357,400	347,400	97.2
	(in thousands)			
Revenues:				
Diagnostic device	$ 4,221.3	$ 2,219.5	$ 2,001.8	90.2
Biosensor	30,076.8	15,700.6	14,376.2	91.6
Total revenues	$34,298.1	$17,920.1	$16,378.0	91.4

Diagnostic device revenues were $4.2 million and $2.2 million for the years ended December 31, 2005 and 2004, respectively, an increase of $2.0 million, or 90.2%. Of this increase, approximately $1.4 million is attributable to a greater number of units sold, primarily as a result of an increase in the number of regional sales managers and expanded clinical uses for the NC-stat System. In addition, approximately $627,600 of this increase is attributable to an increase in the list price of our NC-stat monitors and docking stations from $3,500 to $4,000 effective January 1, 2005, which resulted in a higher average selling price during 2005 as compared to 2004. Diagnostic device revenues accounted for 12.3% and 12.4% of our total revenues for the years ended December 31, 2005 and 2004, respectively.

Biosensor revenues were $30.1 million and $15.7 million for the years ended December 31, 2005 and 2004, respectively, an increase of $14.4 million, or 91.6%. The increase is primarily due to an increased customer base for our biosensors, increased frequency of testing by our customers and the introduction of new biosensors, including the sural biosensor in the fourth quarter of 2004. Biosensor revenues accounted for 87.7% and 87.6% of our total revenues for the years ended December 31, 2005 and 2004, respectively.

Our customers used 704,800 biosensor units in the year ended December 31, 2005, compared to 357,400 units for 2004, an increase of 347,400 units, or 97.2%. This increase in biosensor usage is primarily the result of the increase in the customer base, increased usage by customers and the introduction of new biosensors, including the sural biosensor in the fourth quarter of 2004. The sural biosensor is an important additional biosensor for our customers' use of the NC-stat System for low back pain and DPN and we believe that its introduction is contributing to the growth in biosensor usage for these clinical indications.

Our total revenues were $34.3 million and $17.9 million for the years ended December 31, 2005 and 2004, respectively, an increase of $16.4 million, or 91.4%. During the 12-month period ending December 31, 2005, a total of 3,282 customers used our NC-stat System compared to 2,207 customers for the same period ending December 31, 2004. This represents a 48.7% year-over-year increase in the number of customers that used our NC-stat System.

Costs and expenses

The following table presents our costs and expenses and net income (loss):

	Years Ended December 31, 2005 (as restated)	2004 (as restated) (in thousands)	Change	% Change
Cost of revenues:				
Diagnostic device	$ 1,059.7	$ 728.7	$ 331.0	45.4%
Biosensor	7,798.4	4,124.6	3,673.7	89.1
Total cost of revenues	8,858.1	4,853.3	4,004.8	82.5
Gross margin:				
Diagnostic device	3,161.6	1,490.8	1,670.8	112.1
Biosensor	22,278.5	11,576.0	10,702.5	92.5
Total gross margin	25,440.0	13,066.8	12,373.3	94.7
Gross Margin%:				
Diagnostic device	74.9%	67.2%		
Biosensor	74.1	73.7		
Total gross margin	74.2	72.9		
Operating expenses:				
Research and development(1)	3,820.6	3,268.4	552.3	16.9
Sales and marketing(1)	14,150.2	8,488.0	5,662.1	66.7
General and administrative(1)	8,021.8	5,267.4	2,754.4	52.3
Total operating expenses	25,992.6	17,023.8	8,968.8	52.7
Income (loss) from operations	(552.5)	(3,957.0)	3,404.5	(86.0)
Interest income	838.8	214.1	624.7	291.8
Interest expense	(2.0)	(964.1)	962.0	(99.8)
Income (loss) before provision for income taxes	284.3	(4,707.0)	4,991.2	(106.0)
Provision for income taxes	35.0	—	35.0	100.0
Net income (loss)	249.3	(4,707.0)	4,956.2	(105.3)
Accretion of dividend on preferred stock	—	(1,386.3)	1,386.3	(100.0)
Deemed dividend and beneficial conversion feature on redeemable convertible preferred stock	—	(7,838.7)	7,838.7	(100.0)
Net income (loss) available to common stockholders	$ 249.3	$(13,931.9)	$14,181.2	(101.8)

(1) Non-cash stock-based compensation expense included in these amounts is as follows:

	2005	2004
Research and development	$ 77.4	$ 249.1
Sales and marketing	167.7	356.4
General and administrative	161.3	423.0

Gross Margin

Diagnostic device gross margin percentage was 74.9% and 67.2% for the years ended December 31, 2005 and 2004, respectively. The increase in the gross margin percentage in 2005 compared to 2004 is primarily attributable to an increase in the list price of our NC-stat System from $3,500 to $4,000 effective January 1, 2005.

Biosensor gross margin percentage increased slightly to 74.1% for the year ended December 31, 2005 from 73.7% for the year ended December 31, 2004. The increase in biosensor gross margin percentage is primarily due to manufacturing cost reductions realized for several of our biosensors, offset in part by a change in the mix of biosensors resulting from the introduction of new biosensors in the second half of 2004 which have modestly lower gross margins.

Our overall gross margin percentage was 74.2% for the year ended December 31, 2005 compared to 72.9% for 2004.

Research and Development

R&D expenses increased $552,300, or 16.9%, to $3.8 million for the year ended December 31, 2005 from $3.3 million for the year ended December 31, 2004. As a percentage of revenues, R&D expenses were 11.1% and 18.2% for the years ended December 31, 2005 and 2004, respectively. This increase was primarily due to a $434,200 increase in employee compensation and benefit costs and a $54,400 increase in recruiting costs. These increases resulted from the hiring of additional employees in our R&D department, particularly in product development to support our efforts on the development of the ADVANCE System, new biosensors, improvements to existing biosensors, products to diagnose additional neuropathies and a drug delivery system for the minimally invasive treatment of neuropathies. Also contributing to the change was an increase of $283,600 in outside consulting costs primarily related to efforts expended on the development of the ADVANCE System and on new biosensors and improvements to existing biosensors. These increases were partially offset by a decrease in stock-based compensation expense of $171,800 related to employee stock options

Sales and Marketing

Sales and marketing expenses increased $5.7 million, or 66.7%, to $14.2 million for year ended December 31, 2005 from $8.5 million for the year ended December 31, 2004. As a percentage of revenues, sales and marketing expenses were 41.3% and 47.4% for the years ended December 31, 2005 and 2004, respectively. The change in expenses was primarily due to an increase of $3.7 million in employee compensation and benefit costs, including sales commissions paid to our regional sales managers. This increase is due to the expansion of the sales force and higher revenues in 2005 as compared to 2004. Also contributing to the change in expenses was an increase of $1.5 million in sales commissions paid to our independent sales agencies, which were related to our higher revenues in 2005, and increases of $351,400 in travel expenses and $73,300 in recruiting costs due to the expansion of the sales force. The change in expenses was also partially due to an increase of $192,800 in costs for trade shows, advertising and promotional materials as we have increased our presence at tradeshows and developed new promotional materials. These increases were offset in part by a decrease in stock-based compensation expense of $188,700 related to employee stock options.

General and Administrative

General and administrative expenses increased $2.8 million, or 52.3%, to $8.0 million for year ended December 31, 2005 from $5.3 million for the year ended December 31, 2004. As a percentage of revenues, general and administrative expenses were 23.4% and 29.4% for the years ended December 31, 2005 and 2004, respectively. The increase in expenses was primarily due to (a) an increase in employee compensation and benefit costs of $885,500 due to the expansion of staff and increases in employee compensation; (b) an increase of $663,700 in professional fees for legal services and for accounting and audit services primarily as a result of the increased regulatory requirements associated with being a publicly-traded company including the provisions of the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder, regarding internal control over financial reporting ("Sarbanes-Oxley 404") which began to apply to us as of December 31, 2005; (c) an increase of $344,100 in our insurance costs,

primarily relating to increases in director and officer insurance premiums as a result of the transition to a publicly-traded company; (d) an increase of $266,000 in our accrual for sales taxes; (e) an increase of $177,600 in credit card and bank transaction fees related to customer sales; (f) an increase of $148,000 in franchise taxes and other fees; and (g) an increase in recruiting costs of $94,300 associated with new hires. The increases are offset in part by a decrease of $261,800 in stock-based compensation expense related to employee stock options.

Interest Income

Interest income was $838,800 and $214,100 for the years ended December 31, 2005 and 2004, respectively, representing an increase of $624,700. Interest income was earned from investments in cash equivalents, short-term investments and long-term investments. Interest income increased during the year ended December 31, 2005 compared to the year ended December 31, 2004 due to the investment of the proceeds from the Company's initial public offering ("IPO"), which was completed in the third quarter of 2004, the investment of the proceeds from the sale of preferred stock in March 2004 and increased yields on invested funds in 2005.

Interest Expense

Interest expense was $2,000 and $964,100 for the years ended December 31, 2005 and 2004, respectively, representing a decrease of $962,000. The decrease in interest expense was due to the payment in the third quarter of 2004 of an outstanding debt balance of $3.0 million under our line of credit with Lighthouse Capital Partners by using a portion of the proceeds received from the IPO.

Provision for Income Taxes

We recorded a tax provision related to the alternative minimum tax of $35,000 for the year ended December 31, 2005. In 2004, we recorded no provision for income taxes.

Deemed Dividend and Beneficial Conversion Feature on Redeemable Convertible Preferred Stock

In 2004, we recorded a $787,900 deemed dividend as a result of the March 2004 Series E-1 redeemable convertible preferred stock financing. The deemed dividend resulted from an adjustment to the conversion ratios pursuant to the anti-dilution protection provisions associated with the Series D redeemable convertible preferred stock. We also recorded a charge of $7.1 million for a beneficial conversion feature associated with the Series E-1 redeemable convertible preferred stock issued in March 2004. There was no deemed dividend or beneficial conversion charge in 2005. All issued and outstanding shares of preferred stock were converted into shares of common stock in connection with the IPO.

Liquidity and Capital Resources

Our principal source of liquidity is our current cash and cash equivalents and short-term held-to-maturity investments. As of December 31, 2006, the weighted average maturity of our short-term held-to-maturity investments was 149 days. Our ability to generate cash from operations is dependent upon our ability to generate revenue from sales of our products, as well as our ability to manage our operating costs and net assets. A decrease in demand for our products or unanticipated increases in our operating costs would likely have an adverse effect on our liquidity and cash generated from operations. The following sets forth information relating to our liquidity:

	December 31, 2006	December 31, 2005	Change	% Change
	(in thousands)			
Cash and cash equivalents	$ 7,909.8	$ 8,170.0	$ (260.2)	(3.2)%
Short-term held-to-maturity investments	32,410.7	24,081.9	8,328.8	34.6
Total cash, cash equivalents and short-term held-to-maturity investments	$40,320.5	$32,251.9	$8,068.6	25.0%

During 2006, our cash and cash equivalents and short-term held-to-maturity investments increased by $8.1 million, primarily due to $7.3 million of cash provided by operations and $1.6 million of proceeds received from the exercise of stock options and the issuance of common stock under our employee stock purchase plan, offset in part by cash used for capital expenditures of $620,500.

In managing our working capital, two of the financial measurements we monitor are days' sales outstanding, or DSO, and inventory turnover rate, which are presented in the table below for the years ended December 31, 2006 and December 31, 2005:

	Years Ended December 31, 2006	Years Ended December 31, 2005
Days' sales outstanding (days)	40	40
Inventory turnover rate (times per year)	4.3	4.5

Our payment terms extended to our customers generally require payment within 30 days from invoice date. During the fourth quarter of 2006, we experienced an increase in DSO to 49 days and there was a significant increase in the percentage of accounts receivable past due 60 days or more. We believe that these increases were primarily the result of uncertainty surrounding the reimbursement by Medicare in certain regions of the United States for nerve conduction studies performed using the NC-stat System. We are currently experiencing the effect of this reimbursement uncertainty and it is expected to continue in 2007. As a result this may continue to adversely impact our DSO and our working capital. Accounts payable are normally paid within 30 to 40 days from receipt of a vendor's invoice.

Our inventory turnover for the year ended December 31, 2006 was 4.3 times, compared with 4.5 times for the year ended December 31, 2005. The decrease in the inventory turnover rate for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was primarily due to an increase in inventory levels in preparation for the release of the ADVANCE System. Our inventory levels increased in the fourth quarter of 2006 as a result of decreased demand for the NC-stat System, increased production of biosensors at our third-party manufacturer and the initial production of the ADAVANCE System. We anticipate additional increases in inventory levels by approximately $1.5 million to $2.0 million in preparation for the expected release of the ADVANCE System in the summer of 2007. We anticipate this will have the impact of reducing our inventory turnover as we build inventory prior to the initial sale of this new product.

The following sets forth information relating to the sources and uses of our cash.

	Years Ended December 31,		
	2006	2005	2004
		(in thousands)	
Net cash provided by (used in) operating activities	$ 7,297.9	$1,908.1	$ (2,651.6)
Net cash provided by (used in) investing activities	$(9,133.4)	$3,514.5	$(28,706.1)
Net cash provided by financing activities	$ 1,575.3	$ 812.2	$ 31,671.4

Cash provided by operating activities was $7.3 million and $1.9 million in 2006 and 2005, respectively, while cash used in operating activities was $2.7 million in 2004. In 2006, a net use of cash of approximately $1.2 million for our investment in working capital was offset by $4.3 million in net income and $4.2 million in non-cash items, mainly compensation expense associated with stock options. The primary drivers of our investment in working capital were as follows: Our accounts receivable increased $4.1 million, excluding the change in the allowance for doubtful accounts, due to growth in revenues. Our inventories increased $950,000 primarily due to the growth in our business and our preparation for the release of the ADVANCE System. These items were partially offset by a $2.1 million increase in accrued expenses. In 2005, increases in accrued expenses, deferred revenue (net of deferred costs) and accounts payable of $1.9 million, $588,900 and $799,300, respectively; non-cash items of $1.4 million and net income of $249,300 were offset in part by increases in accounts receivable and inventory of $1.7 million and $1.4 million, respectively. Cash used in operations in 2004 was driven by the net loss of $4.7 million offset by $2.0 million in non-cash items and an increase of $73,000 in cash from changes in working capital. As a result of the potential decline in revenues and increase in expenses, we may be unable to sustain the profitability we achieved in the second half of 2005 and in 2006. This may have an adverse impact on our cash flows from operating activities in 2007. In addition, we expect to have increased investments in working capital, especially inventories, due to the pre-launch production of the ADVANCE System.

Our investing activities used $9.1 million of cash in 2006, provided $3.5 million of cash in 2005 and used $28.7 million of cash in 2004. In 2006, we used $8.5 million in cash for net purchases of investments and $620,500 in cash to fund purchases of fixed assets, primarily related to computer equipment. In 2005, net maturities of investments of $3.6 million provided cash, which was primarily reinvested in cash equivalents. This was offset by $475,100 of cash to fund purchases of fixed assets primarily related to leasehold improvements and tooling equipment for new products. In 2004, $31.0 million of proceeds from equity financings was invested in short-term and long-term held-to-maturity investments and $545,200 was used to fund the purchase of fixed assets, primarily related to production tooling and computer equipment. During 2007, we expect to continue to maintain our cash and investments in money market funds and short-term investment vehicles. We do not currently have any significant commitments to purchase capital equipment and we expect that our capital expenditures will be comparable to the level of such expenditures in 2006.

In connection with our property lease entered into at the beginning of January, 2001, we are required to maintain, for the benefit of the lessor, an irrevocable standby letter of credit stating the lessor as the beneficiary. The original amount of the letter of credit was $1,860,000. During September 2005, in accordance with the terms of the lease agreement, the amount required under the letter of credit was reduced to $1,430,000. The letter of credit is secured by a certificate of deposit in an amount equal to 102% of the letter of credit. The lease expires in March 2009. The certificate of deposit is renewable in 30-day increments. This amount is classified as restricted cash in the balance sheet. The reduction in the restricted cash balance provided $438,600 in 2005.

Cash provided by financing activities was $1.6 million, $812,200 and $31.7 million in 2006, 2005 and 2004, respectively. Cash provided by financing activities in 2006 and 2005 represents the proceeds from the exercise of stock options and the issuance of shares under our employee stock purchase plan. The cash

provided by financing activities in 2004 primarily represented the net proceeds of $24.0 million realized from our IPO, including the net proceeds from over-allotment shares, as well as net proceeds of $10.6 million received from the issuance of preferred stock in a private placement, offset by payments on long-term debt of $3.0 million.

During 2007, we may (a) expend funds to expand our sales and marketing for the NC-stat System, although more modestly than the expansion in 2006, (b) fund sales and marketing efforts for the DigiScope, and (c) continue our ongoing program of making enhancements and improvements to the NC-stat System, including the development of new and/or improved biosensors, products for the diagnosis of additional neuropathies, and development activities relating to the ADVANCE System.

In addition, we plan to expend funds on the design of a drug delivery system, which is expected to enter the clinical stage of development in 2007, for the minimally invasive delivery of therapeutic agents to treat neuropathies by both primary care and specialist physicians. We also expect to incur capital expenditures for computer hardware and software to support the growth in our business and the additional requirements of our customer base. We believe that the combination of funds available from cash and cash equivalents and funds available from our short-term investments will be adequate to finance our ongoing operations for at least 24 months, including the expenditures described above.

As of December 31, 2006, we have federal and state net operating loss carryforwards available to offset future taxable income of $29.5 million and $16.1 million, respectively, and federal and state tax credits of $890,000 and $317,000, respectively, which may be available to reduce future taxable income and the related taxes thereon. The net operating loss and research and development credit carryforwards expire at various dates beginning in 2011 for federal and 2007 for state. Ownership changes in our company, as defined in the Internal Revenue Code, are expected to have a modest limitation on the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes, based on an analysis of the provisions of Section 382 of the Internal Revenue Code. Subsequent changes in our ownership could further affect the limitation in future years.

To date, inflation has not had a material impact on our financial operations.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

As of December 31, 2006, we did not have any off-balance sheet financing arrangements.

The following table summarizes our principal contractual obligations as of December 31, 2006 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due in				
Contractual Obligations	**Total**	**2007**	**2008 and 2009**	**20010 and 2011**	**After 2011**
Operating lease obligations	$2,092,500	$ 930,000	$1,162,500	$ —	$ —
Purchase order obligations	5,629,700	5,629,700	—	—	—
License agreement obligations	85,000	85,000	—	—	—
Total contractual obligations	$7,807,200	$6,644,700	$1,162,500	$ —	$ —

Critical Accounting Policies

Our financial statements are based on the selection and application of generally accepted accounting principles, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of

judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented within Note 1—Business and Summary of Significant Accounting Policies of the Notes to Financial Statements.

Revenue Recognition

Our revenue recognition policy is to recognize revenues from our monitor and biosensors upon shipment if the fee is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred and risk of loss has passed, collection of the resulting receivables is reasonably assured and product returns are reasonably estimable. Revenues from our docking station and access to the onCall Information System are considered one unit of accounting and are deferred and recognized over the shorter of the estimated customer relationship period or the estimated useful life of the product, currently three years. We record revenue on a net basis for product sales made to distributors, based upon the amount billed to the distributors, when the distributor accepts the responsibility for invoicing the customer and the responsibility for the risk of collections and product returns from the customer.

When multiple elements are contained in a single arrangement, we allocate revenue between the elements based on their relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An element is considered a separate unit of accounting if it has value to the customer on a stand-alone basis, there is objective, reliable evidence of the fair value of the undelivered elements and delivery or performance of the undelivered elements is considered probable and substantially in our control. Fair value is determined based upon the price charged when the element is sold separately.

Revenue recognition involves judgments, including assessments of expected returns, allowance for doubtful accounts and expected customer relationship periods. We analyze various factors, including a review of specific transactions, our historical returns, average customer relationship periods, customer usage, customer balances and market and economic conditions. Changes in judgments or estimates on these factors could materially impact the timing and amount of revenues and costs recognized. Should market or economic conditions deteriorate, our actual return or bad debt experience could exceed our estimate.

Certain product sales are made with a 30-day right of return. Since we can reasonably estimate future returns, we recognize revenues associated with product sales that contain a right of return upon shipment and at the same time reduce revenue by the amount of estimated returns under the provisions of SFAS No. 48, "*Revenue Recognition When Right of Return Exists.*"

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in its existing accounts receivable. We review our allowance for doubtful accounts and determine the allowance based on an analysis of customer past payment history, product usage activity, and recent communications between us and the customer. Past due balances over 90 days are reviewed individually for collectibility. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance sheet credit exposure related to our customers.

Warranty Costs

We accrue for device and biosensor warranty costs at the time of sale. While we engage in extensive product quality programs and processes, our warranty obligation is affected by product failure rates, user error, variability in physiology and anatomy of customers' patients, material usage and delivery costs.

Should actual product failure and user error rates, material usage or delivery costs differ from our estimates, the amount of actual warranty costs could materially differ from our estimates. Warranty costs are based on the cost of repairing or replacing monitors and docking stations and based on the replacement cost of biosensors.

Asset Valuation

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, inventories and fixed assets. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable are evaluated based upon our historical experience, the age of the receivable and current market and economic conditions. The realizable value of inventories is based upon the types and levels of inventory held, forecasted demand, pricing, competition and changes in technology. Should current market and economic conditions deteriorate, our actual recoveries could be less than our estimates. The recoverability of our fixed assets and other long-lived assets are evaluated when circumstances indicate that an event of impairment may have occurred in accordance with the provisions of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*".

Accounting for Income Taxes

As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences, together with cumulative net operating losses, result in deferred tax assets and liabilities, which are included within our balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not, establish a valuation allowance. The primary factor used in the determination of the valuation allowance is our historical profitability. In the event that actual results differ from these estimates, our provision for income taxes could be materially impacted.

Accounting for Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R) using the modified prospective method and began reflecting the stock-based compensation expense determined under fair value based methods in our statement of operations rather than as pro forma disclosure in our notes to the financial statements. Under this transition method, the compensation cost recognized beginning January 1, 2006 includes compensation cost for (i) all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123, and (ii) all share based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation cost is generally recognized ratably over the requisite service period. Prior period amounts have not been restated. We use the Black-Scholes option pricing model for determining the fair value of our stock options and amortize our stock-based compensation expense using the straight-line method.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*" ("FIN No. 48"), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN No. 48 requires that we recognize in our financial statements the impact of the tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of the 2007 calendar year, with the

cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We believe that FIN No. 48 will not have a material effect on our financial position, results from operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS No. 157 defines fair value in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity's own fair value assumptions as the lowest level. SFAS No. 157 is effective for our financial statements issued in 2008; however, earlier application is encouraged. We have not yet determined the impact that the adoption of SFAS No. 157 will have on our financial position, results of operations or its cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* ("SAB 108"). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of: (1) the error quantified as the amount by which the current year income statement was misstated (rollover method); or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB No. 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. SAB No. 108 did not have a material impact on our financial position, results of operations or its cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.*" ("SFAS No. 159") SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We believe that our adoption of SFAS No. 159 will not have a material impact on our financial position, results of operations or cash flows.

Subsequent Event

On March 7, 2007, our Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred stock purchase right for each outstanding share of our common stock to shareholders of record as of the close of business on March 8, 2007. Initially, these rights will not be exercisable and will trade with the shares of our common stock. Under the Shareholder Rights Plan, the rights generally will become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of our common stock or if a person commences a tender offer that could result in that person owning 15% or more of our common stock. If a person becomes an acquiring person, each holder of a right (other than the acquiring person) would be entitled to purchase, at the then-current exercise price, such number

of shares of preferred stock which are equivalent to shares of our common stock having a value of twice the exercise price of the right. If we are acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the right.

A copy of the Shareholder Rights Plan has been filed on Form 8-K filed with the SEC on March 8, 2007.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report on Form 10-K, including under the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this annual report, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "plan" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash, cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents. The primary objectives of our investment strategy are to preserve principal, maintain proper liquidity to meet operating needs, and maximize yields. To minimize our exposure to an adverse shift in interest rates, we invest mainly in cash equivalents and short-term investments with a maturity of 12 months or less and maintain an average maturity of twelve months or less. We do not believe that a notional or hypothetical 10% change in interest rate percentages would have a material impact on the fair value of our investment portfolio or our interest income.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item may be found on pages F-1 through F-28 of this Form 10-K with the exception of the unaudited quarterly financial information which is presented below.

We have restated our unaudited quarterly financial information for each of the first three quarters of the year ended December 31, 2006, and for each of the quarters of the year ended December 31, 2005 to correct errors in accounting for sales taxes. See Note 2—Restatement of the Notes to Financial Statements:

	Year Ended December 31, 2006				
	First Quarter (as restated)	Second Quarter (as restated)	Third Quarter (as restated)	Fourth Quarter	Total
Revenues	$11,823,275	$13,970,050	$15,261,251	$14,195,140	$55,249,716
Gross margin	$ 8,943,362	$10,592,584	$11,525,299	$10,630,417	$41,691,662
Net income (loss) attributable to common shareholders	$ (102,662)	$ 1,233,700	$ 2,104,630	$ 1,032,138	$ 4,267,806
Net income (loss) per common share:					
Basic	$ (0.01)	$ 0.10	$ 0.17	$ 0.08	$ 0.34
Diluted	$ (0.01)	$ 0.09	$ 0.16	$ 0.08	$ 0.33
Weighted average shares used to compute net income (loss) per common share:					
Basic	12,414,479	12,485,205	12,539,709	12,583,825	12,501,742
Diluted	12,414,479	13,137,867	13,095,430	12,926,449	13,097,891

	Year Ended December 31, 2005				
	First Quarter (as restated)	Second Quarter (as restated)	Third Quarter (as restated)	Fourth Quarter (as restated)	Total (as restated)
Revenues	$ 6,789,764	$ 8,067,506	$ 9,109,436	$10,331,427	$34,298,133
Gross margin	$ 4,972,039	$ 5,977,442	$ 6,791,595	$ 7,698,963	$25,440,039
Net income (loss) attributable to common shareholders	$ (736,314)	$ (194,144)	$ 597,265	$ 582,451	$ 249,258
Net income (loss) per common share:					
Basic	$ (0.06)	$ (0.02)	$ 0.05	$ 0.05	$ 0.02
Diluted	$ (0.06)	$ (0.02)	$ 0.05	$ 0.04	$ 0.02
Weighted average shares used to compute net income (loss) per common share:					
Basic	12,043,103	12,085,448	12,187,835	12,289,075	12,152,139
Diluted	12,043,103	12,085,448	13,103,158	13,181,140	12,986,365

ITEM 9. DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes or disagreements with accountants on accounting of financial disclosure matters in the last fiscal year.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Our management carried out an evaluation, with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2006. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures.

Based upon this evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that our disclosure controls and procedures were not effective as of December 31, 2006 given the existence of the material weakness in internal controls over financial reporting relating to state sales tax as described below. Notwithstanding the material weakness described below, our management believes that the financial statements included in this Annual Report on Form 10-K are fairly presented in all material respects in accordance with generally accepted accounting principles.

(b) Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Based on its evaluation, our management identified the following material weakness as of December 31, 2006: We did not maintain effective controls over our sales tax liability and related expense accounts. Specifically, we did not have adequate controls designed and in place to assure that state sales taxes were properly collected and remitted in all states in which the Company operates. This control deficiency resulted in the restatement of the Company's financial statements for the years ended December 31, 2005 and 2004, each of the quarters of 2005 and the first three quarters of the year ended December 31, 2006. Additionally, this control deficiency could result in a misstatement of our sales tax liability and related accounts that, in the future, would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has concluded that this control deficiency constitutes a material weakness.

Because of the material weakness described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2006 based on our evaluation under the framework in *Internal Control—Integrated Framework* issued by the COSO.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered accounting firm, as stated in their report which is included herein.

(c) Changes in internal control over financial reporting.

There have been no changes to the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The response to this item is contained in our Proxy Statement relating to our 2007 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The response to this item is incorporated herein by reference from the discussion responsive thereto in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The response to this item is incorporated herein by reference from the discussion responsive thereto in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The response to this item is incorporated herein by reference from the discussion responsive thereto in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The response to this item is incorporated herein by reference from the discussion responsive thereto in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

1. *Financial Statements*

The consolidated financial statements are listed in the accompanying index to financial statements on page F-1.

2. *Financial Statement Schedule*

None.

3. *Exhibit Index:*

Exhibit Number	Description
3.1	Form of Second Amended and Restated By-laws of NeuroMetrix, Inc.(1)
3.2	Form of Third Amended and Restated Certificate of Incorporation of NeuroMetrix, Inc.(1)
3.3	Certificate of Designations for Series A Junior Cumulative Preferred Stock, par value $0.001 per share (10)
4.1	Specimen certificate for shares of common stock(1)
4.2	Form of Shareholder Rights Agreement, dated as of March 7, 2007, between NeuroMetrix, Inc. and American Stock Transfer & Trust Company, as Rights Agent (10)
10.1	Lease Agreement dated October 18, 2000 between Fourth Avenue LLC and NeuroMetrix, Inc.(1)
10.2	Amended and Restated 1996 Stock Option/Restricted Stock Plan(1)
10.3	Amended and Restated 1998 Equity Incentive Plan(1)
10.4	First Amendment to Amended and Restated 1998 Equity Incentive Plan(1)
10.5	Amended and Restated 2004 Stock Option and Incentive Plan(2)
10.6	2004 Employee Stock Purchase Plan(1)
10.7	Form of Indemnification Agreement between NeuroMetrix, Inc. and each of its directors(1)
10.8	Employment Agreement, dated June 21, 2004, by and between NeuroMetrix, Inc. and Shai N. Gozani, M.D., Ph.D.(1)
10.9	Letter Agreement, dated June 19, 2002, by and between NeuroMetrix, Inc. and Gary L. Gregory(1)
10.10	NeuroMetrix, Inc. Stock Option Agreements (1998 Plan) dated as of July 1, 2002 and April 8, 2004 by and between NeuroMetrix, Inc. and Gary L. Gregory(1)
10.11	NeuroMetrix, Inc. Confidentiality and Non-Compete Agreement, dated as of June 28, 2002, by and between Gary L. Gregory and NeuroMetrix, Inc.(1)
10.12	NeuroMetrix, Inc. Confidentiality & Non-Compete Agreement dated as of June 21, 2004, by and between Shai N. Gozani, M.D., Ph.D. and NeuroMetrix, Inc.(1)
10.13	NeuroMetrix, Inc. Non-Statutory Stock Option Agreement (1998 Plan) dated as of June 21, 2004, by and between Shai N. Gozani M.D., Ph.D., and NeuroMetrix, Inc.(1)

Exhibit Number	Description
10.14	Second Amendment to Amended and Restated 1998 Equity Incentive Plan(1)
10.15	NeuroMetrix, Inc. Non-Statutory Stock Option Agreement (1998 Plan) dated as of June 21, 2004 by and between Gary Gregory and NeuroMetrix, Inc.(1)
10.16	Indemnification Agreement dated June 21, 2004, by and between Shai N. Gozani, M.D., Ph.D., and NeuroMetrix, Inc.(1)
10.17	NeuroMetrix, Inc. Confidentiality & Non-Compete Agreement, dated as of May 1, 2000, by and between Michael Williams and NeuroMetrix, Inc.(1)
10.18	NeuroMetrix, Inc. Confidentiality & Non-Compete Agreement, dated as of October 13, 1998, by and between Guy Daniello and NeuroMetrix Inc.(1)
10.19	Form of Incentive Stock Option Agreement, under the NeuroMetrix, Inc. 2004 Stock Option And Incentive Plan(3)
10.20	Form of Non-Qualified Stock Option Agreement For Company Employees, under the NeuroMetrix, Inc. 2004 Stock Option And Incentive Plan(3)
10.21	Form of Non-Qualified Stock Option Agreement For Non-Employee Directors, under the NeuroMetrix, Inc. 2004 Stock Option And Incentive Plan(3)
10.22	Letter Agreement, dated February 7, 2005, by and between NeuroMetrix, Inc. and W. Bradford Smith(4)
10.23	Form of Incentive Stock Option Agreement, under the NeuroMetrix, Inc. 2004 Stock Option and Incentive Plan, by and between NeuroMetrix, Inc. and W. Bradford Smith(4)
10.24	NeuroMetrix, Inc. Confidentiality & Non-Compete Agreement, dated as of February 7, 2005, by and between W. Bradford Smith and NeuroMetrix, Inc.(4)
10.25	Executive Officer Compensation Arrangements (2004 Bonus and 2005 Salaries and Bonus Targets)(5)
10.26	Director Compensation Arrangements(6)
**10.27	Manufacturing and Supply Agreement, dated as of August 2, 2006, by and between Parlex Polymer Flexible Circuits, Inc. and NeuroMetrix, Inc. (7)
10.28	Executive Officer Compensation Arrangements (2006 Bonus)(8)
10.29	Executive Officer Compensation Arrangements (2006 Salaries)(9)
10.30	NeuroMetrix, Inc. Shareholder Rights Plan (10)
*23.1	Consent of PricewaterhouseCoopers LLP
*31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

** Portions of exhibit 10.27 have been omitted pursuant to a request for confidential treatment.

(1) Incorporated herein by reference to NeuroMetrix, Inc.'s Registration Statement on From S-1 (Registration No. 333-115440).

(2) Incorporated herein by reference to NeuroMetrix, Inc.'s Current Report on Form 8-K filed on May 26, 2006 (File No. 000-50856).

(3) Incorporated herein by reference to NeuroMetrix, Inc.'s Quarterly Report on Form 10-Q filed on November 15, 2004 (File No. 000-50856).

(4) Incorporated herein by reference to NeuroMetrix, Inc.'s Current Report on Form 8-K filed on February 11, 2005 (File No. 000-50856).

(5) Incorporated herein by reference to NeuroMetrix, Inc.'s Quarterly Report on Form 10-Q filed on May 11, 2005 (File No. 000-50856).

(6) Incorporated herein by reference to NeuroMetrix, Inc.'s Annual Report on Form 10-K filed on March 16, 2006 (File No. 000-50856).

(7) Incorporated herein by reference to NeuroMetrix, Inc.'s Current Report on Form 8-K filed on August 2, 2006 (File No. 000-50856).

(8) Incorporated herein by reference to NeuroMetrix, Inc.'s Quarterly Report on Form 10-Q filed on November 9, 2006 (File No. 000-50856).

(9) Incorporated herein by reference to NeuroMetrix, Inc.'s Quarterly Report on Form 10-Q filed on May 10, 2006 (File No. 000-50856).

(10) Incorporated herein by reference to NeuroMetrix, Inc.'s Current Report on Form 8-K filed on March 8, 2007 (File No. 000-50856).

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROMETRIX, INC.

By: /s/ SHAI N. GOZANI, M.D. PH.D.
Shai N. Gozani, M.D. Ph.D.
Chairman, President and Chief Executive Officer

Date: March 29, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on March 29, 2007 in the capacities indicated below.

Name	Title
/s/ SHAI N. GOZANI, M.D., PH.D. Shai N. Gozani, M.D., Ph. D.	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ W. BRADFORD SMITH W. Bradford Smith	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ DAVID E. GOODMAN, M.D. David E. Goodman, M.D.	Director
/s/ ALLEN J. HINKLE, M.D. Allen J. Hinkle M.D.	Director
/s/ CHARLES R. LAMANTIA Charles R. LaMantia	Director
/s/ JONATHAN T. LORD, M.D. Jonathan T. Lord M.D.	Director
/s/ W. MARK LORTZ W. Mark Lortz	Director

INDEX TO FINANCIAL STATEMENTS
NeuroMetrix, Inc.
Years ended December 31, 2006, 2005 and 2004

	Page
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements	
Balance Sheets	F-4
Statements of Operations	F-5
Statements of Changes in Redeemable Convertible Preferred Stock and Changes in Stockholders' (Deficit)/Equity	F-6
Statements of Cash Flows	F-7
Notes to Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NeuroMetrix, Inc.:

We have completed integrated audits of NeuroMetrix, Inc.'s 2006 and 2005 financial statements and of its internal control over financial reporting as of December 31, 2006, and an audit of its 2004 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Financial statements

In our opinion, the consolidated financial statements listed in the index appearing under Item 15 (a) (1) present fairly, in all material respects, the financial position of NeuroMetrix, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company has restated its financial statements as of and for the years ended December 31, 2005 and 2004.

In addition, as discussed in Note 3 to the financial statements, effective January 1, 2006 the Company changed its method of accounting for stock based compensation.

Internal control over financial reporting

Also, we have audited management's assessment, included in "Management's Report on Internal Control over Financial Reporting" appearing under Item 9A, that NeuroMetrix, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the Company not maintaining effective controls over accounting for state sales taxes, tax liabilities and related expense accounts, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. As of December 31, 2006 the Company did not maintain effective controls over sales tax liabilities and related expense accounts. Specifically, the Company did not have adequate controls designed and in place to assure that state sales taxes were properly collected and remitted in all states in which the Company operates. This control deficiency resulted in the restatement of the Company's financial statements for the years ended December 31, 2005 and 2004, each of the quarters of 2005 and the first three quarters of the year ended December 31, 2006. Additionally, this control deficiency could result in a misstatement of the Company's sales tax liability and related accounts that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those financial statements.

In our opinion, management's assessment that NeuroMetrix, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006 , is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, NeuroMetrix Inc. has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 29, 2007

NeuroMetrix, Inc.
Balance Sheets

	December 31,	
	2006	2005 (as restated)
Assets		
Current assets:		
Cash and cash equivalents	$ 7,909,778	$ 8,170,037
Short-term held-to-maturity investments	32,410,685	24,081,946
Accounts receivable, net of allowance for doubtful accounts of $900,000 and $400,000 at December 31, 2006 and 2005, respectively	7,698,550	4,543,339
Inventories, net	3,633,389	2,683,409
Prepaid expenses and other current assets	761,400	614,169
Current portion of deferred costs	370,013	223,009
Total current assets	52,783,815	40,315,909
Restricted cash	1,458,598	1,458,598
Fixed assets, net	1,115,436	875,551
Deferred costs	348,430	247,013
Total assets	$ 55,706,279	$ 42,897,071
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,766,650	$ 1,698,583
Accrued compensation	2,460,328	1,959,621
Accrued expenses	4,275,983	2,628,928
Current portion of deferred revenue	1,386,867	760,613
Total current liabilities	10,889,828	7,047,745
Deferred revenue	1,335,138	885,354
Other long-term liabilities	72,727	130,909
Total liabilities	12,297,693	8,064,008
Commitments and contingencies (Note 11)		
Stockholders' equity		
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none outstanding	—	—
Common stock, $0.0001 par value; 50,000,000 authorized; 12,601,224 and 12,375,276 shares issued and outstanding at December 31, 2006 and 2005, respectively	1,260	1,238
Additional paid-in capital	97,205,145	93,212,368
Deferred compensation	(110,705)	(425,623)
Accumulated deficit	(53,687,114)	(57,954,920)
Total stockholders' equity	43,408,586	34,833,063
Total liabilities and stockholders' equity	$ 55,706,279	$ 42,897,071

The accompanying notes are an integral part of these financial statements.

NeuroMetrix, Inc.
Statements of Operations

	Years Ended December 31,		
	2006	2005 (as restated)	2004 (as restated)
Revenues:			
Diagnostic device	$ 7,538,320	$ 4,221,311	$ 2,219,489
Biosensor	47,711,396	30,076,822	15,700,600
Total revenues	55,249,716	34,298,133	17,920,089
Cost of revenues	13,558,054	8,858,094	4,853,326
Gross margin	41,691,662	25,440,039	13,066,763
Operating expenses:			
Research and development(1)	5,010,513	3,820,624	3,268,363
Sales and marketing(1)	22,013,682	14,150,157	8,488,047
General and administrative(1)	11,805,062	8,021,783	5,267,378
Total operating expenses	38,829,257	25,992,564	17,023,788
Income (loss) from operations	2,862,405	(552,525)	(3,957,025)
Interest income	1,598,401	838,825	214,092
Interest expense	—	(2,042)	(964,056)
Income (loss) before provision for income taxes	4,460,806	284,258	(4,706,989)
Provision for income taxes	193,000	35,000	—
Net income (loss)	4,267,806	249,258	(4,706,989)
Accretion of redeemable convertible preferred stock	—	—	(1,386,301)
Deemed dividend on redeemable convertible preferred stock	—	—	(787,885)
Beneficial conversion feature associated with redeemable convertible preferred stock	—	—	(7,050,771)
Net income (loss) attributable to common stockholders	$ 4,267,806	$ 249,258	$(13,931,946)
Net income (loss) per common share:			
Basic	$ 0.34	$ 0.02	$ (2.42)
Diluted	$ 0.33	$ 0.02	$ (2.42)
Weighted average shares used to compute net income (loss) per common share:			
Basic	12,501,742	12,152,139	5,747,579
Diluted	13,097,891	12,986,365	5,747,579

(1) Non-cash stock-based compensation expense included in these amounts is as follows:

Research and development	$ 470,582	$ 77,365	$ 249,131
Sales and marketing	820,984	167,699	356,422
General and administrative	1,361,071	161,266	423,042

The accompanying notes are an integral part of these financial statements.

NeuroMetrix, Inc.
Statements of Changes in Redeemable Convertible Preferred Stock and Changes in Stockholders' (Deficit)/Equity

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Deferred Compensation	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Amount					
Balance at December 31, 2003—as restated	17,498,099	$ 47,693,742	1,042,990	$ 104	$ —	$ (2,143)	$ (598,933)	$ (45,204,348)	$ (45,605,320)
Issuance of Series E-1 redeemable preferred stock, net of issuance costs of $22,672	7,050,771	10,553,484	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	49,621	5	44,926	—	—	—	44,931
Purchase of treasury stock	—	—	(6,251)	(1)	(1,249)	—	—	—	(1,250)
Cash received from subscriptions receivable	—	—	—	—	—	2,143	—	—	2,143
Beneficial conversion feature associated with redeemable convertible preferred stock	—	7,050,771	—	—	—	—	—	(7,050,771)	(7,050,771)
Deemed dividend on Series D redeemable convertible preferred stock	—	787,885	—	—	—	—	—	(787,885)	(787,885)
Accretion of redeemable convertible preferred stock to redemption	—	1,386,301	—	—	(932,116)	—	—	(454,185)	(1,386,301)
Initial public offering of common stock	—	—	3,450,000	345	24,005,719	—	—	—	24,006,064
Conversion of redeemable convertible preferred stock	(24,548,870)	(67,472,183)	7,488,758	749	67,471,434	—	—	—	67,472,183
Conversion of warrant to purchase common stock	—	—	—	—	450,100	—	—	—	450,100
Compensation expense associated with stock options	—	—	—	—	436,611	—	—	—	436,611
Deferred compensation associated with stock options	—	—	—	—	750,566	—	(750,566)	—	—
Adjustment to deferred compensation associated with terminated employees	—	—	—	—	(12,429)	—	12,429	—	—
Amortization of deferred compensation	—	—	—	—	—	—	591,984	—	591,984
Issuance of common stock under employee stock purchase plan	—	—	9,532	1	64,817	—	—	—	64,818
Net loss—as restated	—	—	—	—	—	—	—	(4,706,989)	(4,706,989)
Balance at December 31, 2004—as restated	—	—	12,034,650	1,203	92,278,379	—	(745,086)	(58,204,178)	33,330,318
Issuance of stock upon exercise of stock options and warrants	—	—	317,361	32	512,825	—	—	—	512,857
Compensation expense associated with stock options	—	—	—	—	120,272	—	—	—	120,272
Adjustment to deferred compensation associated with terminated employees	—	—	—	—	(33,405)	—	33,405	—	—
Amortization of deferred compensation	—	—	—	—	—	—	286,058	—	286,058
Issuance of common stock under employee stock purchase plan	—	—	23,265	3	299,297	—	—	—	299,300
Income tax effect of the exercise of stock options	—	—	—	—	35,000	—	—	—	35,000
Net income—as restated	—	—	—	—	—	—	—	249,258	249,258
Balance at December 31, 2005—as restated	—	—	12,375,276	1,238	93,212,368	—	(425,623)	(57,954,920)	34,833,063
Issuance of stock upon exercise of stock options	—	—	202,808	20	1,180,637	—	—	—	1,180,657
Stock-based compensation expense					2,403,222				2,403,222
Adjustment to deferred compensation associated with terminated employees	—	—	—	—	(65,503)	—	65,503	—	—
Amortization of deferred compensation	—	—	—	—	—	—	249,415	—	249,415
Issuance of common stock under employee stock purchase plan	—	—	23,140	2	394,621	—	—	—	394,623
Income tax effect of the exercise of stock options	—	—	—	—	79,800	—	—	—	79,800
Net income	—	—	—	—	—	—	—	4,267,806	4,267,806
Balance at December 31, 2006	—	$ —	12,601,224	$1,260	$97,205,145	$ —	$ (110,705)	$ (53,687,114)	$ 43,408,586

The accompanying notes are an integral part of these financial statements.

NeuroMetrix, Inc.
Statements of Cash Flows

	Years Ended December 31,		
	2006	2005 (as restated)	2004 (as restated)
Cash flows for operating activities:			
Net income (loss)	$ 4,267,806	$ 249,258	$ (4,706,989)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	380,655	278,932	205,023
Compensation expense associated with stock options	2,652,637	406,330	1,028,595
Provision for doubtful accounts	946,850	281,684	221,796
Amortization of premium on investments	184,163	439,734	89,175
Income tax effect of the exercise of stock options	79,800	35,000	—
Accretion of debt issuance discount	—	—	437,778
Changes in operating assets and liabilities:			
Accounts receivable	(4,102,061)	(1,698,458)	(1,496,378)
Inventories	(949,980)	(1,399,148)	(205,871)
Prepaid expenses and other current assets	(147,231)	58,801	(455,805)
Accounts payable	1,068,067	799,292	464,906
Accrued expenses and compensation	2,147,762	1,925,923	1,421,301
Other long-term liabilities	(58,182)	(58,182)	3,637
Deferred revenue and deferred costs	827,617	588,924	341,201
Net cash provided by (used in) operating activities	7,297,903	1,908,090	(2,651,631)
Cash flows for investing activities:			
Purchases of fixed assets	(620,540)	(475,124)	(545,158)
Purchases of investments	(42,141,626)	(15,290,120)	(30,954,418)
Maturities of investments	33,628,724	18,840,191	2,793,492
Release of restricted cash	—	438,602	—
Net cash provided by (used in) investing activities	(9,133,442)	3,513,549	(28,706,084)
Cash flows from financing activities:			
Proceeds from exercise of stock options	1,180,657	512,857	47,074
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	—	10,553,484
Proceeds from initial public offering, net of offering costs of $3,572,908	—	—	24,006,064
Proceeds from issuance of common stock under employee stock purchase plan	394,623	299,300	64,818
Payments on long-term debt	—	—	(3,000,000)
Net cash provided by financing activities	1,575,280	812,157	31,671,440
Net increase (decrease) in cash and cash equivalents	(260,259)	6,233,796	313,725
Cash and cash equivalents, beginning of year	8,170,037	1,936,241	1,622,516
Cash and cash equivalents, end of year	$ 7,909,778	$ 8,170,037	$ 1,936,241
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ —	$ 2,042	$ 497,404

The accompanying notes are an integral part of these financial statements.

NeuroMetrix, Inc.
Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

NeuroMetrix, Inc. (the "Company"), a Delaware corporation, was formed in June 1996. The Company designs, develops and sells proprietary medical devices used to help physicians diagnose neuropathies and neurovascular diseases. Neuropathies are diseases of the peripheral nerves and parts of the spine that frequently are caused by or associated with diabetes, low back pain and carpal tunnel syndrome, as well as other clinical disorders. Diabetic retinopathy is a neurovascular disease affecting the vision of patients with diabetes. The Company has an exclusive sales and marketing license with EyeTel Imaging, Inc. ("EyeTel") to market the DigiScope®, a product designed to detect diabetic retinopathy. The Company operates in one business segment.

On July 27, 2004, the Company completed an initial public offering ("IPO") of 3,000,000 shares of its common stock at $8.00 per share, for gross consideration of $24,000,000. All of the shares were sold by the Company. In connection with the IPO, the Company granted the underwriters a 30-day over-allotment option to purchase up to an additional 450,000 shares of common stock from the Company at $8.00 per share, which the underwriters exercised in full on August 17, 2004 for gross consideration of $3,600,000. The Company's shares trade on The NASDAQ Global Market under the symbol "NURO."

On July 27, 2004, upon completion of the Company's IPO, all shares of the Company's redeemable convertible preferred stock outstanding on that date converted into 7,488,758 shares of common stock and the outstanding warrant to purchase redeemable convertible preferred stock converted into a warrant to purchase 100,000 shares of common stock. This warrant was exercised in full on June 13, 2005.

In October 2006, the Company entered into an exclusive seven year licensing agreement with EyeTel. The agreement grants the Company an exclusive license to market, brand, and sell EyeTel's DigiScope throughout the primary care physician and endocrinologist market. The DigiScope, developed in collaboration with the Wilmer Eye Institute at Johns Hopkins, is a United States Food and Drug Administration, or FDA, cleared diagnostic device that primary care physicians and endocrinologists can use for the early detection of diabetic retinopathy. In connection with the agreement, the Company received warrants to purchase up to 500,000 shares of EyeTel common stock at an exercise price of $0.16 per share, subject to adjustment for stock splits and with a term of ten years. The warrants are subject to a vesting schedule based on the Company's achievement of annual performance milestones relating to units placed and customer usage of the DigiScope through 2011. If the Company does not meet one or both of the requirements for any calendar year, but does meet the combined requirements for two or more consecutive years, the shares scheduled to vest for each of the years will vest. The agreement also grants the Company financing participation rights in connection with EyeTel's next round of venture capital financing. The Company received an option to purchase EyeTel preferred stock, up to the lesser of (i) 30% of the total amount raised in the financing or (ii) $5.0 million. In the event that the Company participates in the next round of financing, and the Company's maximum permitted amount is less than $5.0 million, the Company has the right to participate in any subsequent financing rounds equal to the difference between $5.0 million and the amount previously invested.

Significant Accounting Policies

Significant accounting policies applied by the Company in the preparation of its financial statements are as follows:

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of ninety days or less to be cash equivalents. Cash equivalents are recorded at cost which approximates fair value. The Company invests cash primarily in a money market account and other investments which management believes are subject to minimal credit and market risk.

Held-to-Maturity Investments

The Company's investment portfolio is classified as held-to-maturity, and such investments are stated at amortized cost. Interest earned on investments held-to-maturity is included in interest income. The amortized cost of investments held-to-maturity is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income.

Restricted Cash

At December 31, 2006 and 2005, the Company maintained restricted cash in the amount of $1,458,598 associated with a facility lease. See Note 11—Commitments and Contingencies.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents in bank deposits accounts, short-term investments and trade receivables. The Company invests its funds in highly rated institutions and limits its investment in any individual debtor. The Company has not experienced significant losses related to cash and cash equivalents and does not believe it is exposed to any significant credit risks relating to its cash and cash equivalents.

The Company distributes its products through its own regional sales managers who manage independent sales agencies. At December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, no single customer accounted for more than 10% of accounts receivable or revenue.

The Company relies on two third-party manufacturers to manufacture all of its current products. The disruption or termination of the supply of these products or a significant increase in the cost of these products from these sources could have an adverse effect on the Company's business, financial position and results of operations.

Inventories

Inventories, consisting primarily of purchased components, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company writes down inventory to its net realizable value for excess or obsolete inventory.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses, approximate their fair value at December 31, 2006 and 2005.

Revenue Recognition

The Company recognizes revenue when the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred and risk of loss has passed, the seller's price to the buyer is fixed or determinable and collection is reasonably assured. The Company records revenue on a net basis for product sales made to distributors, based upon the amount billed to the distributors, when the distributor accepts the responsibility for invoicing the customer and the responsibility for the risk of collections and product returns from the customer.

When multiple elements are contained in a single arrangement, the Company allocates revenue between the elements based on their relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An element is considered a separate unit of accounting if it has value to the customer on a stand-alone basis, there is objective, reliable evidence of the fair value of the undelivered elements and delivery or performance of the undelivered elements is considered probable and substantially in the control of the Company. Fair value is determined based upon the price charged when the element is sold separately.

Diagnostic device revenues consist of sales of NC-stat monitors and NC-stat docking stations. Revenues associated with the sale of the NC-stat monitors are recognized upon shipment provided that the fee is fixed or determinable, evidence of a persuasive arrangement exists, collection of receivables is reasonably assured, product returns are reasonably estimable and no continuing obligations exist. The revenues from the sale of a NC-stat docking station and access to the onCall Information System are considered one unit of accounting and deferred and recognized on a straight line basis over the estimated period of time the Company provides the service associated with the onCall Information System, which is the shorter of the estimated customer relationship period or the estimated useful life of the docking station, currently three years. The resulting deferred revenue and deferred costs are presented as separate line items on the accompanying balance sheet.

Biosensor revenues consist of sales of disposable NC-stat biosensors and are recognized upon shipment provided that the fee is fixed or determinable, persuasive evidence of an arrangement exists, collection of receivables is reasonably assured and product returns are reasonably estimable.

The Company recognizes revenues associated with installation and training upon completion of the service. The fair value of the installation and training is based on hourly service billing rates.

Certain product sales are made with a 30-day right of return. Since the Company can reasonably estimate future returns, the Company recognizes revenues associated with product sales that contain a right of return upon shipment and at the same time reduces revenue by the amount of estimated returns under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 48, "*Revenue Recognition When Right of Return Exists*".

Proceeds received in advance of product shipment are recorded as deferred revenues.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company reviews its allowance for doubtful accounts and determines the allowance based on an analysis of customer past payment history, product usage activity, and recent communications between the Company and the customer. Past due balances over 90 days are reviewed individually for collectibility. Account balances are charged off against the allowance when the Company feels it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers.

Income Taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company's financial statements contain certain deferred tax assets, which have arisen primarily as a result of operating losses, as well as other temporary differences between financial and tax accounting. SFAS No. 109 "*Accounting for Income Taxes*," requires the Company to establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining the Company's provision for income taxes, the Company's deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

Research and Development

Costs incurred in the research and development of the Company's products are expensed as incurred. Included in research and development costs are wages, benefits and other operating costs such as facilities, supplies and overhead directly related to the Company's research and development efforts.

Product Warranty Costs

The Company accrues estimated product warranty costs at the time of sale which are included in cost of sales in the statements of operations. The amount of the accrued warranty liability is based on historical information such as past experience, product failure rates, number of units repaired and estimated cost of material and labor.

The following is a rollforward of the Company's accrued warranty liability for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,		
	2006	2005	2004
Balance at beginning of period	$ 124,852	$ 116,779	$ 79,054
Accrual for warranties	688,234	314,117	187,176
Settlements made	(581,361)	(306,044)	(149,451)
Balance at end of period	$ 231,725	$ 124,852	$ 116,779

Fixed Assets and Long-Lived Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over the estimated useful life of each asset. Expenditures for repairs and maintenance are charged to expense as incurred. On disposal, the related assets and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in the Company's statement of operations. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

The Company periodically evaluates the recoverability of its fixed assets and other long-lived assets when circumstances indicate that an event of impairment may have occurred in accordance with the provisions of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*". This periodic review may result in an adjustment of estimated depreciable lives or an asset impairment. When indicators of impairment are present, the carrying values of the asset are evaluated in relation to their operating performance and future undiscounted cash flows of the underlying business. If the future

undiscounted cash flows are less than their book value, an impairment exists. The impairment is measured as the difference between the book value and the fair value of the underlying asset. Fair values are based on estimates of the market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. No impairments were identified in the years ended December 31, 2006, 2005 and 2004.

Accounting for Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *"Share Based Payment"* ("SFAS No. 123(R)"), which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123(R) revises SFAS No. 123 *"Accounting for Stock-Based Compensation"* ("SFAS No. 123") and supersedes Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB No. 25") and SFAS No. 148, *"Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of Financial Accounting Standards Board Statement No. 123"* ("SFAS No. 148".) As a result, beginning January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective method and has begun reflecting the stock-based compensation expense determined under fair value based methods in statement of operations rather than as pro forma disclosure in the notes to the financial statements. Under this transition method, the compensation cost recognized beginning January 1, 2006 includes compensation cost for (i) all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123, and (ii) all share based payments granted or modified subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation cost is generally recognized ratably over the requisite service period. Prior period amounts have not been restated. The Company uses the Black-Scholes option pricing model for determining the fair value of its stock options and amortizes its stock-based compensation expense using the straight-line method.

Prior to the adoption of SFAS 123(R), the Company accounted for stock options granted to employees in accordance with APB 25 and provided the disclosures required under SFAS 148 only in the notes to our financial statements. Accordingly, compensation expense was recorded for options issued to employees to the extent that the fair market value of the Company's common stock exceeded the exercise price of the option at the date granted and all other criteria for fixed accounting were met. All stock-based awards granted to non-employees were accounted for at their fair value and the resulting compensation expense was generally recognized over the period of service.

Net Income (Loss) Per Common Share

The Company accounts for and discloses net income (loss) per common share in accordance with SFAS No. 128, "*Earnings Per Share*". Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method.)

	Years Ended December 31,		
	2006	2005 (as restated)	2004 (as restated)
Basic:			
Net income (loss) available to common stockholders	$ 4,267,806	$ 249,258	$(13,931,946)
Weighted average shares	12,501,742	12,152,139	5,747,579
Basic income (loss) per common share	$ 0.34	$ 0.02	$ (2.42)
Diluted:			
Net income (loss) available to common stockholders	$ 4,267,806	$ 249,258	$(13,931,946)
Weighted average shares	12,501,742	12,152,139	5,747,579
Effect of stock options	596,149	821,254	—
Effect of warrants	—	12,972	—
Weighted average shares, as adjusted	13,097,891	12,986,365	5,747,579
Diluted income (loss) per common share	$ 0.33	$ 0.02	$ (2.42)

The following potentially dilutive common shares were excluded from the calculation of diluted net income (loss) per common share because their effect was antidilutive for each of the periods presented:

	Years Ended December 31,		
	2006	2005	2004
Options	366,618	45,400	1,132,571
Warrants	—	—	100,000

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotion expense was $547,441, $280,034 and $215,321 in the years ended December 31, 2006, 2005 and 2004, respectively.

Other Comprehensive Income (Loss)

SFAS No. 130, "*Reporting Comprehensive Income*" establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. For the years ended December 31, 2006, 2005 and 2004, the Company had no components of comprehensive income or loss other than net income (loss).

Segments

The Company is in the business of designing, developing and selling proprietary medical devices. The Company evaluates its business activities that are regularly reviewed by the Chief Executive Officer for which discrete financial information is available. As a result of this evaluation, the Company determined that it has one operating segment with operations in one geographical location which is the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, customers' reimbursement from third-party payers, protection of proprietary technology, and compliance with regulations of the U.S. Food and Drug Administration.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109"* ("FIN No. 48"), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN No. 48 requires that management recognize in the Company's financial statements the impact of the tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company believes that FIN No. 48 will not have a material effect on its financial position, results from operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS No. 157 defines fair value in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity's own fair value assumptions as the lowest level. SFAS No. 157 is effective for our financial statements issued in 2008; however, earlier application is encouraged. The Company has not yet determined the impact that the adoption of SFAS No. 157 will have on its financial position, results of operations or its cash flows.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* ("SAB 108"). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of: (1) the error quantified as the amount by which the current year income statement was misstated (rollover method); or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB No. 108 requires both methods to

be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. SAB No. 108 did not have a material impact on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.*" ("SFAS No. 159") SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS No. 159 will have a material impact on its financial position, results of operations or cash flows.

2. Restatement

The Company has restated its financial statements as of and for the years ended December 31, 2005 and 2004 to correct errors in accounting for sales tax liabilities. The errors arose from the Company's failure in certain states within the United States to charge sales tax to customers as required by state law and subsequently file and remit such collections to the state tax authorities. The Company has computed the error as the total of the sales tax due, based on historical sales in those states where sales tax should have been collected, and the resulting interest and penalties in accordance with the applicable state law.

The impact of correcting these errors results in an increase in accrued liabilities of $1,415,000 and $726,000 as of December 31, 2005 and 2004, respectively, an increase in general and administrative expenses of $689,000 and $423,000 and a reduction of net income available to common stockholders of $689,000 and $423,000 for the years ended December 31, 2005 and 2004, respectively.

The following table presents the impact of the restatement:

	2005		2004	
	As Previously Reported	Restated	As Previously Reported	Restated
Statement of Operations:				
General and administrative	$ 7,332,783	$ 8,021,783	$ 4,844,378	$ 5,267,378
Total operating expenses	25,303,564	25,992,564	16,600,788	17,023,788
Income (loss) from operations	136,475	(552,525)	(3,534,025)	(3,957,025)
Income (loss) before provision for income taxes	973,258	284,258	(4,283,989)	(4,706,989)
Net income (loss)	938,258	249,258	(4,283,989)	(4,706,989)
Net income (loss) attributable to common stockholders	$ 938,258	$ 249,258	$(13,508,946)	$(13,931,946)
Net income (loss) per common share:				
Basic	$ 0.08	$ 0.02	$ (2.35)	$ (2.42)
Diluted	$ 0.07	$ 0.02	$ (2.35)	$ (2.42)
Balance sheet:				
Accrued expenses	$ 1,213,928	$ 2,628,928		
Total current liabilities	$ 5,632,745	$ 7,047,745		
Total liabilities	$ 6,649,008	$ 8,064,008		
Accumulated deficit	$(56,539,920)	$(57,954,920)	$(57,478,178)	$(58,204,178)
Total stockholders' equity	$ 36,248,063	$ 34,833,063	$ 34,056,318	$ 33,330,318
Cash flows:				
Net income (loss)	$ 938,258	$ 249,258	$ (4,283,989)	$ (4,706,989)
Accrued expenses and compensation	$ 1,236,923	$ 1,925,923	$ 998,301	$ 1,421,301

In addition, previously reported accumulated deficit and total stockholders' deficit as of December 31, 2003 of $44,901,348 and $45,502,320, respectively, have been restated to $45,204,348 and $45,805,320, respectively in the Statements of Changes in Redeemable Convertible Preferred Stock and Changes in Stockholders' (Deficit)/Equity.

As applicable, the footnotes contained elsewhere within these financial statements have also been restated to correct these errors.

3. Stock Option Plans, Stock-Based Compensation and Common Stock

Stock Option Plans

During 1996, the Company adopted the 1996 Stock Option/Restricted Stock Plan (the "1996 Stock Plan"). The 1996 Stock Plan provides for the granting of incentive and non-qualified stock options and stock bonus awards to officers, directors and employees of the Company. The maximum number of shares that may be issued pursuant to the 1996 Stock Plan is 156,250. All of the outstanding options under the 1996 Stock Plan are fully vested and terminate 10 years after the grant date, or earlier if the option holder is no longer an executive officer, employee, consultant, advisor or director, as applicable, of the Company. As of December 31, 2006, all shares had been issued under the 1996 Stock Plan.

During 1998, the Company adopted the 1998 Equity Incentive Plan (the "1998 Stock Plan"). The 1998 Stock Plan also provides for granting of incentive and nonqualified stock option and stock bonus awards to officers, employees and outside consultants. Outstanding options under the 1998 Stock Plan generally vest over three or four years and terminate 10 years after the grant date, or earlier if the option holder is no longer an executive officer, employee, consultant, advisor or director, as applicable, of the Company. As of December 31, 2006, 1,250,000 shares of common stock were authorized for issuance under the 1998 Stock Plan, of which 534,774 shares had been issued and 627,764 shares were subject to outstanding options at a weighted average exercise price of $7.05 per share. The 1998 Stock Plan was closed to any future grants at the time of the Company's IPO and therefore the Company will not make any additional grants under the 1998 Stock Plan.

During 2004, the Company adopted the 2004 Stock Option and Incentive Plan, as amended and restated in 2006 (the "2004 Stock Plan"). The 2004 Stock Plan also provides for granting of incentive and nonqualified stock option and stock bonus awards to officers, employees and outside consultants. Outstanding options under the 2004 Stock Plan generally vest over three or four years and terminate 10 years after the grant date, or earlier if the option holder is no longer an executive officer, employee, consultant, advisor or director, as applicable, of the Company. As of December 31, 2006, 1,946,022 shares of common stock were authorized for issuance under the 2004 Stock Plan, of which 92,713 shares had been issued, 587,330 shares were subject to outstanding options at a weighted average exercise price of $22.79 per share and 1,265,979 shares were available for future grant. In March 2006, the Company's Board of Directors voted to discontinue the provision of the 2004 Stock Plan which automatically increased the number of options available for grant under the 2004 Stock Plan based on the net increase in the total number of outstanding shares of common stock during the year.

The exercise price of each stock option issued under the 1996 and 1998 Stock Plans was specified by the Board of Directors at the time of grant. The exercise price of stock options awarded under the 2004 Stock Plan may not be less than the fair market value of the common stock on the date of the option grant. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant and for a term not to exceed five years.

Certain stock options granted prior to January 1, 2006 covering a total of 15,480 shares were modified during 2006 to increase the exercise price to the fair market value as of the original date of grant. These stock options were originally issued at a discount to fair market value in the first half of 2004 prior to the Company's IPO. The grants have been revalued using the Black Scholes option pricing model and for unvested shares, the sum of the difference between fair value immediately before and after the modifications and the remaining original intrinsic value is being amortized to expense over the remaining vesting period.

In June 2004, the Company adopted the 2004 Employee Stock Purchase Plan ("ESPP"). All of our employees who have been employed by the Company for at least 60 days and whose customary

employment is for more than 20 hours per week and for more than five months in any calendar year are eligible to participate. Any employee who owns 5% or more of the voting power or value of our stock is not eligible to participate and an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, in any calendar year. The ESPP authorizes the issuance of up to a total of 375,000 shares of our common stock to participating employees.

Under the ESPP, participating employees can authorize the Company to withhold up to 10% of their earnings during consecutive six-month payment periods for the purchase of the shares. At the conclusion of each period, participating employees can purchase shares at 85% of the lower of their fair market value at the beginning or end of the period. The ESPP is regarded as a compensatory plan according to the provisions of SFAS No. 123(R). Under this plan, the Company has issued 23,140, 23,265 and 9,532 shares of its common stock during the years ended December 31, 2006, 2005 and 2004, respectively.

A summary of activity under the Company's 1996, 1998 and 2004 Stock Plans for the years ended December 31, 2006, 2005 and 2004 is presented below:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Stock Option Awards			
Outstanding at December 31, 2003	450,412	$ 0.20— 2.25	$ 1.75
Granted at fair value	657,344	8.00—10.42	8.16
Granted below fair value	90,900	0.90— 4.48	2.66
Exercised	(49,621)	0.20— 2.25	0.91
Forfeited	(16,464)	0.90— 8.53	2.82
Outstanding at December 31, 2004	1,132,571	0.20—10.42	5.63
Granted at fair value	278,650	9.28—37.23	13.78
Exercised	(253,654)	0.40—10.00	2.02
Forfeited	(36,948)	2.25—29.02	9.85
Outstanding at December 31, 2005	1,120,619	0.20—37.23	8.33
Granted at fair value	387,800	13.52—38.96	29.88
Exercised	(202,808)	0.20—12.60	5.82
Forfeited	(90,517)	2.25—36.11	21.67
Outstanding at December 31, 2006	1,215,094	$ 0.40—38.96	$14.66

The aggregate intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $5,304,033, $6,713,552, and $260,049, respectively.

The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$ 0.40— 4.48	109,747	6.2	$ 2.46
$ 8.00— 8.00	511,563	7.5	8.00
$ 8.25— 9.78	68,902	7.9	9.18
$ 9.90—14.76	145,857	8.1	10.34
$15.15—29.50	107,750	9.2	25.11
$30.10—38.96	271,275	9.0	31.72
	1,215,094	8.0	$14.66

The following table summarizes information about stock options exercisable at December 31, 2006:

Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 0.40— 4.48	67,731	$ 2.48
$ 8.00— 8.00	318,375	8.00
$ 8.25— 9.78	27,562	9.20
$ 9.90—14.76	28,874	10.41
$15.15—29.50	8,217	25.05
$30.10—38.96	4,225	34.00
	454,984	$ 7.95

The weighted average remaining contractual life for stock options exercisable at December 31, 2006 was 8.0 years. The aggregate intrinsic value for stock options outstanding and exercisable at December 31, 2006 was $5,963,981 and $3,328,929 respectively.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation plans in accordance with the provisions of APB No. 25, as permitted by SFAS No. 123, and accordingly did not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the fair value at the date of grant.

The following table illustrates the effect on net income (loss) and net income (loss) per common share for the years ended December 31, 2005 and 2004 had the Company applied the fair value based method as prescribed by SFAS No. 123:

	2005 (as restated)	2004 (as restated)
Net income (loss) attributable to common stockholders, as reported	$ 249,258	$(13,931,946)
Add employee stock-based compensation expense included in reported net income	406,330	1,028,595
Less employee stock-based compensation expense determined under fair value method	(1,432,031)	(1,503,188)
Net income (loss)—pro forma	$ (776,443)	$(14,406,539)
Net income (loss) per common share (basic and diluted):		
As reported	$ 0.02	$ (2.42)
Pro forma	$ (0.06)	$ (2.51)

The weighted average grant-date fair value used in the calculation of stock-based compensation expense in the accompanying statement of operations for the years ended December 31, 2006, 2005 and 2004 and the pro forma net income (loss) and net income (loss) per common share information presented above is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	2006	2005	2004 (1)
Risk-free interest rate	4.3%—5.2%	3.5%—4.6%	3.5%
Expected dividend yield	—	—	—
Expected option term	5 years	5 years	5 years
Volatility	50.0%—75.0%	52.6%	65.0%
Weighted average fair value of options granted at fair value	$ 14.76	$ 7.23	$ 4.92
Weighted average fair value of options granted below fair value	$ —	$ —	$ 8.34

(1) Prior to the July 2004 IPO, the Company established the fair value of common stock by reference to the previously issued redeemable convertible preferred stock and by reference to an expected IPO price. Prior to the IPO, assumed volatility was zero percent.

The risk-free interest rate assumption is based on the United States Treasury's constant maturity rate for a five year term (corresponding to the expected option term) on the date the option was granted. The expected dividend yield is zero because the Company does not currently pay dividends nor expect to do so during the expected option term. The expected option term of five years is estimated based on an analysis of actual option exercises and a review of comparable medical device companies. The volatility assumption is based on weekly historical volatility during the time period that corresponds to the expected option term, a review of comparable medical device companies and expected future stock price volatility. The post-vesting forfeiture rate is based on the historical and projected average turnover rate using four classifications of employees. These assumptions will be evaluated and revised as necessary based on changes in market conditions and historical experience. For 2004, the weighted average fair value of options granted prior to and subsequent to the IPO was $5.15 and $5.74, respectively.

The Company uses the Black-Scholes option pricing model for determining the fair value of shares of common stock issued or to be issued under the ESPP. The following assumptions are used in determining fair value: The risk-free interest rate assumption is based on the United States Treasury's constant maturity rate for a six month term (corresponding to the expected option term) on the date the option was granted. In 2006, the Company used a risk-free interest rate assumption that ranged from 5.1% to 5.2%. The expected dividend yield is zero because the Company does not currently pay dividends nor expect to do so during the expected option term. An expected term of six months is used based on the duration of each plan offering period. The volatility assumption is based on stock price volatility over the most recent period of time corresponding to the expected term and is also based on expected future stock price volatility. In 2006, the expected future stock price volatility ranged from 50.0% to 90.0%. These assumptions will be evaluated and revised as necessary based on changes in market conditions and historical experience.

The Company recorded stock-based compensation expense of $2,652,637, $406,330 and $1,028,595 for the years ended December 31, 2006, 2005 and 2004 , respectively Included in the stock-based compensation expense recorded by the Company for the year ended December 31, 2006 is (a) $2,265,556 in compensation expense relating to stock options granted to employees subsequent to the Company's July 2004 IPO that are accounted for according to the provisions of SFAS No. 123(R); (b) $53,471 in reductions of compensation expense related to stock options granted to non-employees that are accounted

for according to the provisions of Emerging Issues Task Force ("EITF") Issue No. 96-18 *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"* ("EITF No. 96-18"); (c) $159,480 in compensation expense related to the ESPP and accounted for under the provisions of SFAS No. 123(R): (d) $249,415 in compensation expense relating to stock options granted to employees prior to the Company's IPO that are being accounted for using the intrinsic value method according to the provisions of SFAS No. 123(R) and (e) $31,657 in modifications to pre-IPO option grants. Compensation expense recorded by the Company for the modification of stock options for the years ended December 31, 2005 and 2004, respectively, is $35,790 and $436,611.

The additional costs incurred as a result of the implementation of SFAS No. 123(R) reflected in income before provision of income taxes and net income attributable to common stockholders for the year ended December 31, 2006 was $2,425,036. The effect on basic and diluted earnings per share for the year ended December 31, 2006 was $0.19, respectively.

Stock options granted to non-employees are recorded at fair value and adjusted to market over the vesting period according to the provisions of EITF No. 96-18. The Company determines fair value using the Black-Scholes option pricing model, an expected term equal to the option term, a risk-free interest rate corresponding to the expected term, an expected volatility of 70% -75% and a dividend yield of zero.

Deferred compensation was recorded in connection with stock option grants made prior to the Company's IPO. The deferred compensation represents the difference between the estimated market value of common stock on the date of grant and the exercise price associated with the stock options. The deferred compensation is amortized to expense over the vesting period of the related stock options. The unamortized balance of deferred compensation as of December 31, 2006 is $110,705.

Total unrecognized stock-based compensation costs related to non-vested stock options was approximately $6,703,540 as of December 31, 2006 which related to approximately 759,476 shares with a per share weighted fair value of $8.83. This unrecognized cost is expected to be recognized over a weighted average period of approximately 2.0 years.

The Company has no tax windfall or shortfall as of December 31, 2006.

Common Stock

As of December 31, 2006, the Company had 50,000,000 shares of common stock authorized and 12,601,224 shares issued and outstanding. There were no treasury shares outstanding at December 31, 2006 and 2005, as all treasury shares have been issued upon employee stock option exercises.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are not entitled to receive dividends unless declared by the Board of Directors.

At December 31, 2006, the Company has reserved authorized shares of common stock for future issuance as follows:

Outstanding stock options	1,215,094
Possible future issuance under stock option plans	1,265,979
Possible future issuance under employee stock purchase plan	319,063
Total	2,800,136

On March 7, 2007, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock to shareholders of record as of the close of business on March 8, 2007. (See Note 13—Subsequent Event.)

4. Inventories

At December 31, 2006 and 2005, inventories consist of the following:

	December 31, 2006	December 31, 2005
Purchased components	$ 345,852	$ 276,167
Finished goods	3,287,537	2,407,242
	$3,633,389	$2,683,409

5. Held-to-Maturity Investments

Held-to-maturity investments as of December 31, 2006 and 2005 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2006				
Commercial paper and bank notes	$ 3,895,713	$104,287	$ —	$ 4,000,000
U.S. agency obligations	997,752	4,110	—	1,001,862
Corporate bonds	27,517,220	23,700	(128,350)	27,412,570
	$32,410,685	$132,097	$(128,350)	$32,414,432
2005				
Commercial paper and bank notes	$ 4,440,724	$ 59,276	$ —	$ 4,500,000
U.S. agency obligations	2,990,521	—	(4,524)	2,985,997
Corporate bonds	10,061,701	1,429	(364,495)	9,698,635
Certificates of deposit	6,589,000	—	(13,545)	6,575,455
	$24,081,946	$ 60,705	$(382,564)	$23,760,087

The following table shows the gross unrealized losses and fair value of the Company's held-to-maturity investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005:

	12 Months or less		Greater than 12 Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
2006						
Corporate bonds	$20,998,098	$(128,350)	$ —	$ —	$20,998,098	$(128,350)
2005						
U.S. agency obligations	$ 2,587,943	$ (2,489)	$ 398,054	$ (2,035)	$ 2,985,997	$ (4,524)
Corporate bonds	1,479,864	(39,075)	6,521,599	(325,420)	8,001,463	(364,495)
Certificates of deposit	1,290,058	(9,942)	496,397	(3,603)	1,786,455	(13,545)
Total	$ 5,357,865	$ (51,506)	$7,416,050	$(331,058)	$12,773,915	$(382,564)

Corporate bonds—At December 31, 2006, the Company held 21 corporate bonds in an unrealized loss position which was primarily the result of higher market interest rates since the date of purchase, rather than a decline in credit quality of these investments. The contractual terms of these investments do not permit the issuers to settle the securities at a price less than the face value of the investment. Each of the bonds maintains a Standard & Poor's rating of A or higher and has made each of their scheduled interest payments. Therefore, it is not expected that the bonds would be settled at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

The amortized cost and fair value of fixed maturity securities at December 31, 2006 and 2005, by contractual maturity, are shown below:

	December 31,			
	2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$32,410,685	$32,414,432	$24,081,946	$23,760,087

6. Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Life (Years)	December 31, 2006	December 31, 2005
Computer and laboratory equipment	3	$ 1,746,322	$ 1,366,553
Furniture and equipment	3	350,678	198,330
Production equipment	7	665,266	636,406
Construction in progress	—	215,476	173,103
Leasehold improvements	*	150,097	132,907
		3,127,839	2,507,299
Less—accumulated depreciation		(2,012,403)	(1,631,748)
		$ 1,115,436	$ 875,551

*—Lesser of life of lease or estimated useful life

Depreciation expense was $380,655, $278,932 and $205,023 for the years ended December 31, 2006, 2005 and 2004, respectively.

7. Accrued Expenses

Accrued expenses consist of the following for the fiscal years ended December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005 (as restated)
Professional services	$ 401,186	$ 438,519
Sales taxes	2,851,307	1,589,091
Other	1,023,490	601,318
	$4,275,983	$2,628,928

8. Long-Term Debt

On May 21, 2003, the Company entered into an agreement with Lighthouse Capital Partners IV, L.P. ("Lighthouse") to establish a line of credit for $3,000,000 ("Line of Credit"). The Company drew down $3,000,000 through December 31, 2003. All borrowings under the line of credit were collateralized by substantially all the assets of the Company. Borrowings bore interest at nominal rate of 11% per annum. Upon the final maturity date or the earlier prepayment of each advance, the Company was required to pay, in addition to the principal and interest, an additional amount equal to 11% of the original principal, or $330,000. This additional amount was being accreted over the applicable borrowing period as additional interest expense.

On July 29, 2004, the Company paid $3,123,521 to Lighthouse. This amount represented payment in full of all outstanding obligations under the line of credit with Lighthouse.

In connection with the Line of Credit, the Company issued Lighthouse warrants to purchase up to 400,000 shares of Series E-1 redeemable convertible preferred stock at an exercise price of $1.50 per share, for a term of seven years. The fair value of the warrants calculated using the Black-Scholes option pricing model was estimated to be $450,100, and was recorded as a debt discount. This discount was being accreted over the repayment term of 36 months as additional interest expense. Upon completion of the Company's IPO, this warrant converted into a warrant to purchase 100,000 shares of common stock. This warrant was exercised in full on a net basis on June 13, 2005, resulting in the issuance of 63,707 shares of common stock.

9. Redeemable Convertible Preferred Stock

The Company's redeemable convertible preferred stock was mandatorily redeemable by the holders. The carrying value of this preferred stock was being accreted to redemption value over the term to the redemption date. These adjustments were affected through charges, first against retained earnings, then against additional paid-in capital, until it was reduced to zero and then to accumulated deficit. Accretion for the year ended December 31, 2004 was $1,386,301.

The Company's 875,000 shares of Series A redeemable convertible preferred stock, 625,000 shares of Series B redeemable convertible preferred stock, 3,998,100 shares of Series C convertible preferred stock, of which 2,850,000 shares were designated as Series C-1 redeemable convertible preferred stock and 1,148,100 shares were designated as Series C-2 nonvoting redeemable convertible preferred stock, 6,222,220 shares of Series D redeemable convertible preferred stock, 7,111,110 shares of Series E redeemable convertible preferred stock and 2,333,333 shares of Series E-1 redeemable convertible preferred stock automatically converted into 7,488,758 shares of common stock upon the completion of the Company's IPO in July 2004.

In March 2004, the Company sold 7,050,771 shares of Series E-1 redeemable convertible preferred stock at a price of $1.50 per share, resulting in gross proceeds of $10,576,157. The conversion rate associated with Series E-1 redeemable convertible preferred stock resulted in a 1-for-4 exchange or a conversion price of $6.00 per share. The Series E-1 redeemable convertible preferred stock contained a beneficial conversion feature as the estimated fair value of the Company's common stock was in excess of the $1.50 per share conversion price. Accordingly, the Company recorded a charge of $7,050,771 as a beneficial conversion feature in March 2004. Also, as a result of this Series E-1 redeemable convertible preferred stock financing and the anti-dilution provisions associated with the Series D redeemable convertible preferred stock, the Company recorded a charge in the form of a deemed dividend of $787,885 in March 2004. This charge resulted from an adjustment to the conversion price as a result of anti-dilution protection associated with the Series D redeemable convertible preferred stock.

10. Income Taxes

The income tax provision consists of the following for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,		
	2006	2005	2004
Federal tax expense	$193,000	$35,000	$ —
State tax expense	—	—	—
Total	$193,000	$35,000	$ —

The Company's effective income tax rate differs from the statutory federal income tax rate as follows for the years ended December 31, 2006, 2005 and 2004.

	Years Ended December 31,		
	2006	2005 (as restated)	2004 (as restated)
Federal tax provision (benefit) rate	34.0%	34.0%	(34.0)%
State tax provision (benefit), net of federal provision (benefits)	7.6	9.9	(3.9)
Permanent items	11.1	56.3	3.6
Federal research and development credits	(4.2)	(54.5)	(1.5)
Alternative minimum tax	4.3	12.3	—
Alternative minimum tax credit	(2.7)	—	—
Valuation allowance	(45.8)	(45.7)	35.8
Effective income tax rate	4.3%	12.3%	0.0%

The Company's deferred tax assets consist of the following:

	December 31,	
	2006	2005 (as restated)
Deferred tax assets:		
Net operating loss carryforwards	$ 9,373,722	$ 13,878,358
Research and development credit carryforwards	978,653	645,809
Alternative minimum tax credit	120,195	—
Accrued expenses	2,808,024	1,553,778
Other	522,822	3,594
Total gross deferred tax assets	13,803,416	16,081,539
Valuation allowance	(13,803,416)	(16,081,539)
Net deferred tax assets	$ —	$ —

At December 31, 2006, the Company has federal and state net operating loss carryforwards ("NOL") of approximately $29.5 million and $16.1 million, respectively, as well as federal and state tax credits of approximately $889,528 and $317,152, respectively, which may be available to reduce future taxable income and the related taxes thereon. This amount includes tax benefits of $4.0 million and $71,238 attributable to NOL and tax credit carryforwards, respectively, that result from the exercise of employee stock options. The tax benefit of these items will be recorded as a credit to additional paid-in capital upon realization of the deferred tax asset or reduction in income taxes payable. The federal NOL's begin to expire in 2011 and the state NOL's begin to expire in 2007.

As required by SFAS 109, the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss. Management has determined that it is more likely than not that the Company will not recognize the

benefits of federal and state deferred tax assets and, as a result, a valuation allowance of approximately $13.8 million and $16.1 million has been established at December 31, 2006 and 2005, respectively.

Ownership changes, as defined in the Internal Revenue Code, have limited the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. The Company anticipates that these limitations will have no material impact on their ability to utilize the affected loss carryforwards in future years. Subsequent ownership changes could further impact the limitation in future years.

11. Commitments and Contingencies

Operating Leases

In September 2000, the Company entered into a noncancelable operating lease, commencing January 1, 2001, for office and laboratory space. The lease expires on March 31, 2009.

Future minimum lease payments under noncancelable operating leases as of December 31, 2006 are as follows:

2007	$ 930,000
2008	930,000
2009	232,500
Total minimum lease payments	$2,092,500

Total recorded rent expense was $871,819 for each the years ended December 31, 2006, 2005 and 2004. The Company records rent expense on its facility lease on a straight line basis over the term. Accordingly, the Company has recorded a liability for accrued rent expense at December 31, 2006 and 2005 of $130,909 and $189,091, respectively on the accompanying balance sheets.

Restricted Time Deposit

In connection with the Company's facility lease, the Company is required to maintain, for the benefit of the lessor, an irrevocable standby letter of credit stating the lessor as the beneficiary over the term of the lease, which is secured by a certificate of deposit in an amount equal to 102% of the letter of credit as security. The lease expires in March 2009. The certificate of deposit is renewable in 30-day increments. At December 31, 2006 and 2005, the Company has $1,458,598 recorded as restricted cash associated with this lease on the accompanying balance sheet.

Legal Matters

The Company is currently subject to an investigation by the Office of Inspector General ("OIG") within the Department of Health and Human Services based on a subpoena served to us in the second quarter of 2006. The Company is cooperating with the OIG with their informational request. Any such liabilities that may arise out of this investigation in the future will be recorded as a charge in the Company's statements of operations in the period in which such liabilities become probable and estimable. The Company is aware of an investigation by the United States Department of Justice. The Company has not yet been informed of the subject matter of this investigation or received any formal requests for information relating to it.

12. Retirement Plan

The Company established a 401(k) defined contribution savings plan for its employees who meet certain service period and age requirements. Contributions are permitted up to the maximum allowed

under the Internal Revenue Code of each covered employee's salary. The savings plan permits the Company to contribute at its discretion. For the years ended December 31, 2006, 2005 and 2004 the Company made no contributions to the plan.

13. Subsequent Event

On March 7, 2007, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock to shareholders of record as of the close of business on March 8, 2007. Initially, these rights will not be exercisable and will trade with the shares of the Company's common stock. Under the Shareholder Rights Plan, the rights generally will become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the common stock of the Company or if a person commences a tender offer that could result in that person owning 15% or more of the common stock of the Company. If a person becomes an acquiring person, each holder of a right (other than the acquiring person) would be entitled to purchase, at the then-current exercise price, such number of shares of preferred stock which are equivalent to shares of the Company's common stock having a value of twice the exercise price of the right. If the Company is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the right.

14. Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions: Charged to costs and expenses	Additions: Charged to other accounts (Describe)(1)	Deductions (Describe)	Balance at End of Period
December 31, 2006					
Allowance for Doubtful Accounts...	$ 400,000	$ 946,850	$74,539	$ (521,389)(2)	$ 900,000
Deferred Tax Asset Valuation Allowance	16,081,539	2,226,513	—	(4,504,636)(3)	13,803,416
December 31, 2005					
Allowance for Doubtful Accounts...	300,000	281,684	78,143	(259,827)(2)	400,000
Deferred Tax Asset Valuation Allowance—as restated..........	14,235,366	1,846,173	—	—	16,081,539
December 31, 2004					
Allowance for Doubtful Accounts...	300,000	221,796	13,668	(235,464)(2)	300,000
Deferred Tax Asset Valuation Allowance—as restated..........	12,571,496	1,663,870	—	—	14,235,366

(1) Recoveries

(2) Write-offs

(3) Utilization and expiration of Federal and State Net Operating Loss Carryforwards

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-118059 and 333-135242) of NeuroMetrix, Inc. of our report dated March 29, 2007 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 29, 2007

Exhibit 31.1

CERTIFICATION

I, Shai N. Gozani, certify that:

1. I have reviewed this Annual Report on Form 10-K of NeuroMetrix, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2007

/s/ SHAI N. GOZANI, M.D., PH. D.
Shai N. Gozani, M.D., Ph. D.
Chief Executive Officer and President

Exhibit 31.2

CERTIFICATION

I, W. Bradford Smith, certify that:

1 I have reviewed this Annual Report on Form 10-K of NeuroMetrix, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2007

/s/ W. BRADFORD SMITH
W. Bradford Smith
Chief Financial Officer

Exhibit 32

CERTIFICATION

The undersigned officers of NeuroMetrix, Inc. (the "Company") hereby certify that the Company's Annual Report on Form 10-K to which this certification is attached (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2007

/s/ SHAI N. GOZANI, M.D., PH. D.
Shai N. Gozani, M.D., Ph. D.
Chief Executive Officer and President

/s/ W. BRADFORD SMITH
W. Bradford Smith
Chief Financial Officer

This certification is being furnished and not filed, and shall not be incorporated into any document for any purpose, under the Securities Exchange Act of 1934 or the Securities Act of 1933.

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Dear Shareholders and Partners,



Thomas D. Bell, Jr.
Chairman and Chief Executive Officer

As any musician can tell you, it isn't always easy to hit the right note. Fortunately for Cousins' shareholders, employees, partners and clients, the quartet of division presidents – led by Vice Chairman Dan DuPree – shown on this year's annual report cover made sweet music in 2006. In fact, by striking a near perfect blend of harvesting value and starting new development projects in each of our four divisions, this was one of the best years your Company has ever had. And with the right cadence and pitch-perfect tone, we are positioning Cousins to deliver more beautiful music for our shareholders in the coming years, using our development expertise and operational skills to create significant value.

We are able to do that for a number of reasons, most notably because of the opportunities created by our development diversity and our focus on fast-growing Sunbelt markets. Over the past four years, we have started more than $1.3 billion in new developments, significantly more than during any similar span in the Company's history. In 2006 alone, we began projects in which we plan to invest more than $475 million, our single largest year for new investment starts. Those projects ranged from our largest Avenue® yet, in suburban Nashville, to an exciting industrial partnership in Dallas to the acquisition of a world-class office tower in downtown Atlanta.

We also honed our expertise in mixed-use development at Terminus®, our 10-acre, $660 million multi-product development in Atlanta's Buckhead district. We were able to land several important office and retail users for the first phase of the project, a 650,000-square-foot building called Terminus 100. That building opened in April 2007 and it is currently more than 90 percent leased or committed. The project's next phase, a high-rise residential building called 10 Terminus Place, is now under construction, and we think it will hit a sweet spot with Atlanta's luxury condo buyers.

Terminus is important not only because of its tremendous value creation potential, but also because it provides a glimpse of the Company's future in mixed-use and urban residential projects. Many American cities, especially those in the Sunbelt challenged with sprawl and congestion, are seeing strong growth in their urban centers. Many of Cousins' markets – Atlanta,

Houston, Dallas, Austin, Charlotte and others – are in the midst of urban revivals as commuters move closer to the city and as young professionals and older empty nesters choose the excitement of urban living.

Take the city of Atlanta – an urban center whose population declined for nearly 30 years as its suburbs exploded with both residential and commercial growth. From 2000 to 2005, according to the U.S. Census Bureau, the city's population grew by more than 15 percent to approximately 480,000 people. If the growth keeps its current pace, the city's population will be close to 700,000 people by 2020. If that occurs, the city will be covered with a dense mix of uses including residential, retail, office and entertainment. As a diversified developer, Cousins is uniquely suited to meet the challenge of developing these multiple product types on a common site in growing Sunbelt cities.

As a developer of both single-family communities and high-rise condos, residential development has become a more important part of our business over the last several years. It's no secret that 2006 saw a significant slowdown in housing sales and residential investment. At Cousins, we saw our single-family



"The Office/Multi-Family Division was well tuned in 2006, with Atlanta's highest-priced office building sale, largest office lease and top acquisition of the year. We look to build on those results with the opening of Atlanta's Terminus 100, the start of construction at Palisades West in Austin and a number of exciting residential projects in the works."

Larry Gellerstedt, President, Office/Multi-Family Division

residential sales decline about 24 percent. In spite of this downturn, we were still able to sell more than 1,500 lots and, according to a January 2, 2007 Economic Perspectives article from Bank of America, housing activity is still at 2003 levels and pricing remains strong. The fundamentals underlying housing remain firm – an expanding economy, low unemployment, rising personal income and low mortgage rates all point to a solid housing market in the coming years. One factor that gives us added confidence in the housing market – and really the office, retail and industrial markets too – is the dynamic growth anticipated in our Sunbelt states and the need for commercial and residential development this growth will generate.

Over the past several years, we've focused much of our efforts on six states: Georgia, Florida, Texas, California, North Carolina and Tennessee. According to the U.S. Census Bureau, the country's population is estimated to grow by 82 million people from 2000 to 2030. Our six states are expected to account for approximately 58 percent of that growth. That's more than 47 million more people, all of whom will need homes, offices, stores and restaurants, not to mention the distribution centers necessary to get goods to them. That's billions



of square feet of new real estate. To be more exact, a recent Brookings Institution report projects the country will need more than 210 billion square feet of new real estate by 2030. To put that in perspective, the country had about 300 billion square feet of space – combining all product types – in 2000. Our focus states should see a good share of this growth. Cousins needs only to capture a fraction of those totals in order to keep our value-creation engine humming.

Before going forward, I'd like to reiterate why we are a development REIT. At our core, Cousins creates value through the development process, owns and manages each project to maximize that value, and then, when market conditions are favorable, harvests that value through a sale, financing or joint venture. Harvesting that value allows us to reinvest in new developments – starting the value-creation cycle all over again – and also to return capital to our shareholders, increasing the overall return on your investment in Cousins.

A significant measure we use internally is a concept called "value creation." Value creation is basically the sales price or venture formation credit we receive less the original construction cost of a property plus customary

The Retail Division has assembled one of the premier development, leasing and property management groups in the industry, developing more than 8.7 million square feet of neighborhood, power and open-air specialty centers since 1992. Cousins is currently focused on expanding its award-winning Avenue® specialty center concept in new and existing markets while continuing to grow its successful MarketCenter® development business. Cousins' strategy for retail development is national in scope and has resulted in major projects in Atlanta, Orlando, Memphis, San Jose, Nashville, Norfolk, Long Beach, San Diego and Los Angeles.

RETAIL DIVISION HIGHLIGHTS

- Started construction of The Avenue Murfreesboro, an 810,000-square-foot open-air center in suburban Nashville, Tennessee. The center, being developed in partnership with Faison Enterprises, is Cousins' largest Avenue to date with Phase I expected to open in the third quarter of 2007.
- Opened two new projects: San Jose MarketCenter, a 363,000-square-foot power center in downtown San Jose, California, and The Avenue Webb Gin, a 381,000-square-foot open-air specialty center in suburban Atlanta. Also opened well-leased expansions at The Avenue West Cobb, The Avenue Viera and Viera MarketCenter.
- Contributed five retail properties to a joint venture with Prudential Real Estate Investors, capturing significant value while retaining the management of the projects and control of The Avenue brand.
- Made significant leasing and entitlement progress on several proposed projects: The Avenue Forsyth and The Avenue Ridgewalk (both in suburban Atlanta) and Tiffany Springs MarketCenter (suburban Kansas City, Missouri).
- Completed leases with four destination restaurants – all set to open in 2007 – for the mixed-use Terminus project in Atlanta.



closing costs and financing penalties or adjustments. Between the beginning of 2003 and the end of 2006, Cousins and its partners sold or contributed to joint ventures 35 projects valued at $2.7 billion, with Cousins' share totaling $2.06 billion. Cousins' undepreciated cost of these projects was approximately $1.45 billion and they generated $545 million of value creation. For example, Bank of America Plaza sold in 2006 for $436 million, which was approximately $165 million over its undepreciated cost. Or take The Avenue East Cobb – that center was valued at $98 million, which was $53 million over its undepreciated cost, when contributed to the 2006 joint venture with Prudential. There are dozens of other examples but I think you get the idea: on its most important internal measure, your company continues to perform at a high level.

After nearly 50 years of success, I think it's safe to say our value-creation approach works. Our most loyal shareholders – those that have owned Cousins' stock since the Company went public in 1962 – have seen tremendous long-term results. In those 44 years, Cousins Properties has delivered an 18 percent annualized return. That's 18 percent per year since John F. Kennedy was president and Metro Atlanta's population

"The Retail Division's tune has been at perfect pitch in recent years, allowing us to expand The Avenue® concept into more Sunbelt states. Next up: blending The Avenue and MarketCenter® concepts to create a broad and inviting retail environment, and continuing our commitment to superlative customer service."

Joel Murphy, President, Retail Division



was around 1 million people. Eight presidents and 4 million people later, it's an amazing record of return. We believe it shows our diversified development approach is a proven winner in the sometimes volatile real estate business.

In 2006, each of our divisions scored major hits. Our Office/Multi-Family Division purchased One Ninety One Peachtree Tower in downtown Atlanta for $153 million (or $127 per square foot), an extraordinary price for an asset of its quality. At Terminus, we landed several important office and retail users for Terminus 100 and made strides toward beginning the project's next phase. In Austin, we are now underway at Palisades West, a new suburban office project anchored by a 210,000-square-foot lease from Dimensional Fund Advisors, which also will own 25 percent of the project.

Our Retail Division opened its fourth Atlanta-area Avenue project, The Avenue Webb Gin, and started more than $100 million in new projects including our largest Avenue yet, the 810,000-square-foot Avenue



"Even with the housing market hitting some sour notes, our Land Division continues to stay in tune, executing efficiently in our traditional communities and seizing creative opportunities like Blalock Lakes and Longleaf at Callaway Gardens. With the expected growth in our core markets, this Division is positioned well for the future."

Bruce Smith, President, Land Division

Murfreesboro in suburban Nashville. The Industrial Division moved into a new market in 2006, partnering with Atlanta-based Seefried Properties at Lakeside Ranch Business Park in Dallas, and also started our second Atlanta-area industrial park in the city's far northern suburbs. Our Land Division had to cope with the softening housing market in 2006 but it is still very well-positioned with a strong presence in Georgia, Florida and Texas, three of the fastest-growing states in the country.

As many of you are aware, we have spent the last four years working to take advantage of the extraordinary capital market appetite for high-quality real estate. Commercial real estate, especially the top-quality assets, has become an investment class worthy of mention with stocks and bonds. In 2006, through sales and our most recent venture with Prudential Insurance Company of America, the Company and partners sold or contributed properties with a gross price or valuations of more than $1.1 billion and paid a $3.40 per share special dividend to our common shareholders. Including the $2.07 per share special dividend in 2003 and our $7.15 per share special dividend in 2004, Cousins has paid its common shareholders $12.62 in special

From the time Cousins was founded, the Company has understood the value of land and has sought to control tracts of strategically located land for future development. Focused on Georgia, Texas and Florida, the Land Division has 24 active residential developments that could total more than 18,000 single-family home lots when fully developed. As a developer of neighborhoods, Cousins is responsible for acquiring and entitling tracts of land and building the infrastructure to support lot sales to independent builders. The land planning includes construction of streets, amenities, utilities and preparation of individual home sites for construction.

LAND DIVISION HIGHLIGHTS

- Sold more than 1,570 lots in 2006 in the Land Division's 24 active residential communities.
- Began the marketing and development of Blalock Lakes, an innovative 3,000-acre community in Coweta County, Georgia. More than half of the land at Blalock Lakes will be preserved for equestrian, shooting, fishing, hunting and other recreational activities. At full build out, the community is expected to have less than 400 homes, most of which will be constructed around the project's two lakes.
- Sold approximately 855 acres at Seven Hills, a planned 1,077-lot community in Paulding County, Georgia. Also sold land for the project's first commercial development, a free-standing Publix grocery store.
- Reached an agreement to begin work on a new 567-lot residential community at Callaway Gardens, a well-known resort southwest of Atlanta. This project follows the successful development of Longleaf at Callaway, a 138-lot community started in 2002.

dividends – on top of $5.92 in ordinary dividends – over the past four years. Our total return to common shareholders with dividends reinvested over the past five years was 175 percent, as of December 31, 2006.

In closing, I must mention some important additions and departures on our Board and executive team. First, we are proud to welcome Bill Harrison to our Board of Directors. Bill recently retired as Chairman of JPMorgan Chase & Co. and brings an invaluable perspective to our already impressive group of Directors. In early 2007, Richard W. Courts II announced his retirement from our Board, effective May 14, the date of our 2007 Annual Meeting. Richard has been an important influence on our Board for more than 20 years, and he will be dearly missed. In December 2006, Tom Charlesworth retired as Chief Investment Officer after more than 25 years of service with Tom Cousins' private and public companies, including 15 years here at Cousins Properties. Few people have had a greater impact on our Company than Tom, and his influence will be felt here for years to come. We are fortunate to have a talented executive like Craig Jones to step into the Chief Investment Officer role.

Formed in April 2004, the Industrial Division is responsible for the development or management of more than 2.5 million square feet of industrial space in Atlanta and Dallas. The division has formed development ventures with two of Atlanta's best known industrial developers, Weeks Properties and Seefried Properties. With more than 525 acres of entitled land in two of Atlanta's top industrial submarkets, as well as the growing north Dallas submarket, the Industrial Division is well-positioned to grow.

INDUSTRIAL DIVISION HIGHLIGHTS

- Completed the 417,000-square-foot phase I of the first building at King Mill Distribution Park in Henry County, Georgia and signed Snapper to lease the entire first phase. The building is now being expanded to 796,000 square feet.
- Started construction of Building A, the 459,000-square-foot first building at Jefferson Mill Business Park in Jackson County, Georgia. At full build out, the park is expected to contain 12 buildings totaling 3.2 million square feet.
- Partnered with Atlanta-based Seefried Properties to develop a 749,000-square-foot building at Lakeside Ranch Business Park in the Dallas-Ft. Worth market. Subsequently signed The Home Depot Supply to a 355,000-square-foot lease at the building.
- Selected to lead the Visioning and Community Input phase for the redevelopment of Fort Gillem, a 1,500-acre military base in Forest Park, Georgia, south of Atlanta.

Most importantly, our Chairman and Founder Tom Cousins retired in December. Tom is the rarest of people, a true leader in every respect. Universally regarded as a visionary businessman and philanthropist, he helped build a great American city in Atlanta and a lasting legacy of trust and goodwill for your Company. Five years after he stepped down as CEO, this Company still embodies the culture of integrity, collegiality and creativity that Tom instilled in it over the years. While he will be sorely missed, the good news is Tom will remain involved with Cousins, both as Chairman Emeritus and as our largest shareholder, and his counsel will be available when needed.

Thank you to our shareholders, partners, clients and employees for your continued confidence. We look forward to earning your support in the years ahead.



Thomas D. Bell, Jr.
Chairman and Chief Executive Officer

"After three years, the Industrial Division is picking up the beat. We're delivering a class-A product while building the kind of client relationships that have always been associated with Cousins. The next three years should bring more value creation opportunities in Atlanta, Dallas and other Sunbelt markets."

Forrest Robinson, President, Industrial Division



Q&A
with Tom Cousins

Q: What's your take on the rise in real estate valuations over the past five years? Are these levels sustainable?

A: The rise in real estate valuations is reflective of the growing global economy. On a global basis, the pricing of real estate in the United States is very competitive and sometimes well beneath similar product in other countries. Similarly, the pricing in Atlanta is still below prices for like buildings in other U.S. markets. Of course, all markets are subject to cyclical fluctuations, but overall, I do think this rise in valuations is sustainable. We are seeing a long-term shift in investment strategy toward real estate.

Q: High-rise residential is a new product type for both Cousins Properties and many of its markets. What is the outlook for this type of development?

A: This type of residential development, while very popular in dense urban cities like New York and Chicago, has been slow in coming to many of Cousins' core Sunbelt markets. But now, dozens of developers are seeing the potential in it, and like any hot product type, there's a risk of overbuilding. Regardless of the short-term supply and demand imbalances, I see high-rise urban residential as one of the ways these Sunbelt markets will cope with the continued fast-paced growth most are expected to experience over the next 20 years. I do not believe this is a fad but a shift in how people are choosing to live in cities.

Q: Privatization and consolidation are two recent buzzwords in the REIT world. Do you think these trends are good news for the real estate industry?

A: Size and capital are definitely advantageous in real estate, so I think the current trends usually work for the companies involved. So far, Cousins has been on the sideline of these trends and that's been good for us as well. No matter how widespread the trends toward consolidation or privatization go, there will always be opportunities for the smaller operators and entrepreneurs in real estate.

Q: Atlanta has been good to Cousins Properties for nearly 50 years. Can the city's growth continue at the same pace?

A: I think there's little doubt that growth will continue to come to Atlanta. In fact, the actual numbers may even outstrip the Atlanta Regional Commission estimates that say the metro area's population will grow to 6 million people by 2030. But I do believe we must be proactive in addressing the issues – transportation, water and land use – that could ultimately stunt the city's growth. The good news is we've got a tremendous partnership between our elected leaders and business community, and superb political leadership in the metro-Atlanta region from Atlanta Mayor Shirley Franklin and many of our county commission chairs. I am confident our local leaders are determined to successfully meet those challenges.

Q: Cousins Properties is responsible for a number of iconic projects across the country. Which is your favorite?

A: You love certain projects because of the creativity it took to develop them. Others you love because of the value they created or the transformation they brought to a city's skyline. I am particularly proud of the Omni Arena (Atlanta's first professional sports arena) because it was a great building completed without a penny of city or state subsidies. I am also



Tom Cousins
Chairman Emeritus

very proud of Bank of America Plaza, One Ninety One Peachtree Tower and Frost Bank Tower, all of which were skyline-changing projects. I am also proud of The Avenue concept and how it has helped further the idea of what a great retail environment should be. I guess I can't really choose a favorite.

Q: As you think back, what are the most significant changes you've seen in the real estate industry?

A: There are several obvious differences. The amount of capital currently invested in real estate is staggering. Back when we did the Piedmont-Cain Building in the early 1960s, it was one of the first times a developer and institutional investor – an insurance company, in this case – had partnered on a project. Now, that sort of arrangement is old hat. Another major change is the level of professionalism in commercial real estate. The days of the cowboy real estate developer are mostly gone. And finally, the number of publicly traded real estate firms has grown significantly, since we elected to go public back in 1962. It appears we were a little ahead of our time.

Q: What do you expect the next 10 years to look like?

A: I'd say the future is very bright. Cousins Properties is a great organization with nearly 50 years of reputation to build on, and I think its best days are still to come. Outside of the Company, I think pricing for assets will continue to rise. Over my lifetime, prices have done nothing but rise. In general, I would like to see our nation's business, civic and political leaders invest more time and money in rebuilding our research and development capabilities. R&D is a primary reason behind our country's remarkable success over the past 100 years, and I'd hate to see us lose the edge to the emerging powers like India and China. If we aren't able to lead the world in the development and commercialization of new technologies, it will impact the overall economy and ultimately our development prospects.

Q: Could we see another real estate recession? If so, what would bring it on?

A: There's no doubt that we will see another real estate recession. There have been several in the past 50 years, and I expect you'll see several more in the next 50 years. But do I see one coming soon? You never know, but I think not. Potential triggers for a real estate recession are broad. The obvious ones are oil prices, terrorism, runaway interest rates or just simple overbuilding, which caused the last real estate recession.

Q: If you were starting over as a young man just going into real estate, where would you go and what would you develop?

A: I know it sounds trite, but I'd probably go for the same cities that Cousins operates in now: Atlanta, Dallas, Charlotte, Austin and so on. I would definitely stick to the southern tier of states. The South has opportunity for tremendous growth along with a high quality of life. If I were just getting started, I'd probably start with residential because it's easier to finance with less capital. Plus, I think there's still room in residential for a developer to create a superior product. If I started with some of the relationships and background Cousins has now, I might start in retail. That's an exciting business.

Financial Highlights

(in thousands, except percentages and per share amounts)	2006	2005	2004	2003	2002
	Years Ended December 31,				
Net Income Available to Common Stockholders	$ **217,441**	$ 34,491	$ 399,742	$ 238,803	$ 47,872
Diluted Net Income Per Common Share	$ **4.14**	$ 0.67	$ 7.84	$ 4.83	$ 0.96
Funds From Operations Available to Common Stockholders ("FFO"), Excluding Loss on Extinguishment of Debt[a]	$ **74,469**	$ 73,746	$ 108,878	$ 124,965	$ 113,366
Diluted FFO Per Common Share	$ **1.42**	$ 1.43	$ 2.13	$ 2.53	$ 2.27
Dividends Paid to Common Stockholders:					
Regular	$ **75,495**	$ 74,649	$ 72,869	$ 71,694	$ 73,345
Special	$ **175,470**	$ -	$ 356,493	$ 100,544	$ -
Dividends Per Common Share:					
Regular	$ **1.48**	$ 1.48	$ 1.48	$ 1.48	$ 1.48
Special	$ **3.40**	$ -	$ 7.15	$ 2.07	$ -
Equity Market Capitalization at Year-End (Common and Preferred)	$ **2,030,872**	$ 1,638,420	$ 1,720,885	$ 1,603,351	$ 1,195,134
Adjusted Debt at Year-End[b]	$ **376,516**	$ 514,560	$ 355,915	$ 697,050	$ 844,880
Total Market Capitalization at Year-End	$ **2,407,388**	$ 2,152,980	$ 2,076,800	$ 2,300,401	$ 2,040,014
Adjusted Debt to Total Market Capitalization at Year-End	**16%**	24%	17%	30%	41%
Stock Price at Year-End:					
Common	$ **35.27**	$ 28.30	$ 30.27	$ 30.60	$ 24.70
Preferred Series A	$ **25.90**	$ 25.75	$ 26.15	$ 27.25	$ -
Preferred Series B	$ **25.53**	$ 25.40	$ 25.00	$ -	$ -

(a) See page 48 of this Annual Report on Form 10-K for a discussion of FFO. The reconciliations between Net Income Available to Common Stockholders and FFO are as follows:

	2006	2005	2004	2003	2002
Net Income Available to Common Stockholders	$ **217,441**	$ 34,491	$ 399,742	$ 238,803	$ 47,872
Depreciation and amortization:					
Consolidated	**32,415**	27,289	30,115	33,599	31,815
Discontinued operations	**11,275**	9,297	12,414	20,556	22,572
Share of unconsolidated joint ventures	**8,831**	8,920	15,915	21,299	18,549
Depreciation of furniture, fixtures and equipment and amortization of specifically identifiable intangible assets:					
Consolidated	**(2,911)**	(2,951)	(2,652)	(2,511)	(2,148)
Share of unconsolidated joint ventures	**(12)**	(78)	(35)	(34)	(9)
Gain on sale of investment properties, net of applicable income tax provision and minority interest:					
Consolidated	**(3,012)**	(15,733)	(118,056)	(100,558)	(6,254)
Discontinued Operations	**(86,495)**	(1,037)	(81,927)	(93,459)	(1,174)
Share of unconsolidated joint ventures	**(135,618)**	(1,935)	(176,265)	-	-
Gain on sale of undepreciated investment properties	**14,348**	15,483	29,627	7,270	2,143
Funds From Operations Available to Common Stockholders, as defined	$ **56,262**	$ 73,746	$ 108,878	$ 124,965	$ 113,366
Loss on extinguishment of debt	**18,207**	-	-	-	-
Funds From Operations Available to Common Stockholders, Excluding Loss on Extinguishment of Debt	$ **74,469**	$ 73,746	$ 108,878	$ 124,965	$ 113,366
Diluted Weighted Average Shares	**52,513**	51,747	51,016	49,415	49,937

(b) Adjusted debt is defined as the Company's debt and the Company's pro rata share of unconsolidated joint venture debt, excluding debt related to investment entities, as defined in the Company's credit facility agreement. The reconciliation between Consolidated Debt and Adjusted Debt is as follows:

	2006	2005	2004	2003	2002
Consolidated debt	$ **315,149**	$ 467,516	$ 302,286	$ 497,981	$ 669,792
Share of joint venture debt	**172,085**	148,129	135,764	285,657	265,854
Share of investment entities' debt	**(110,718)**	(101,085)	(82,135)	(86,588)	(90,766)
Adjusted Debt	$ **376,516**	$ 514,560	$ 355,915	$ 697,050	$ 844,880

About Your Dividends

The high and low sales prices for the Company's common stock and cash dividends declared per common share were as follows:

	2006 Quarters				2005 Quarters			
	First	**Second**	**Third**	**Fourth**	First	Second	Third	Fourth
High	**$ 33.99**	**$ 33.49**	**$ 34.89**	**$ 38.77**	$ 31.24	$ 30.15	$ 33.50	$ 30.75
Low	**27.87**	**29.02**	**29.64**	**33.13**	25.28	25.36	27.70	27.04
Dividends Declared:								
Regular	**.37**	**.37**	**.37**	**.37**	.37	.37	.37	.37
Special	**-**	**-**	**-**	**3.40**	-	-	-	-
Payment Date:								
Regular	**2/22/06**	**5/30/06**	**8/25/06**	**12/22/06**	2/22/05	5/27/05	8/25/05	12/22/05
Special	**-**	**-**	**-**	**12/01/06**	-	-	-	-

The Company's common stock trades on the New York Stock Exchange (ticker symbol CUZ). At February 23, 2007, there were 1,166 common stockholders of record.

TIMING OF DIVIDENDS

The Company normally pays dividends to common stockholders four times each year in February, May, August and December. In addition, the Company paid special dividends to its common stockholders in September 2003, November 2004 and December 2006. During 2003 and 2004, Cousins issued Series A and Series B preferred stock (see Note 6 of "Notes to Consolidated Financial Statements") which generally pays dividends in February, May, August and November.

DIFFERENCES BETWEEN CONSOLIDATED NET INCOME AND CASH DIVIDENDS DECLARED

Cousins' current intention is to distribute at least 100% of its REIT taxable income. Consolidated Net Income and Cash Dividends Declared generally differ for the following reasons:

a. Consolidated Net Income as reported includes the income of consolidated non-REIT entities. Such income is not included in REIT taxable income.

b. Differences in timing exist between Consolidated Net Income as reported and Cousins' taxable income.

c. For purposes of meeting REIT distribution requirements, dividends may be applied to the calendar year before or after the one in which they are declared. The differences between dividends declared in the current year and dividends applied to meet current year REIT distribution requirements are enumerated in Note 6 of "Notes to Consolidated Financial Statements."

CAPITAL GAINS DIVIDENDS

In some years Cousins will have taxable capital gains. Cousins currently intends to distribute 100% of such gains to stockholders. The Form 1099-DIV sent by Cousins to stockholders of record each January shows total dividends paid (including the capital gains dividends) as well as that which should be reported as a capital gain (see Note 6 of "Notes to Consolidated Financial Statements").

TAX PREFERENCE ITEMS AND "DIFFERENTLY TREATED ITEMS"

Internal Revenue Code Section 59(d) requires that certain corporate tax preference items and "differently treated items" be passed through to a REIT's stockholders and treated as tax preference items and items of adjustment in determining the stockholders' alternative minimum taxable income. The amount of this adjustment is included in Note 6 of "Notes to Consolidated Financial Statements."

Tax preference items and adjustments are includable in a stockholder's income only for purposes of computing the alternative minimum tax. Stockholders should consult their tax advisors to determine if the adjustment reported by Cousins affects their tax filing.

Directors and Officers

DIRECTORS

Thomas D. Bell, Jr.
Chairman of the Board, President and Chief Executive Officer

Erskine B. Bowles
President
University of North Carolina

Richard W. Courts, II
Chairman
Atlantic Investment Company

Lillian C. Giornelli
Chairman and Chief Executive Officer
The Cousins Foundation, Inc.

S. Taylor Glover
President and CEO
Turner Enterprises, Inc.

James H. Hance, Jr.
Retired Vice Chairman
Bank of America Corporation

William B. Harrison, Jr.
Retired Chairman
JPMorgan Chase & Co.

Boone A. Knox
Managing Trustee
The Knox Foundation

William Porter Payne
Partner
Gleacher Partners LLC

T.G. Cousins
Chairman Emeritus

Henry C. Goodrich
Director Emeritus

CORPORATE OFFICERS

Thomas D. Bell, Jr.
Chairman of the Board, President and Chief Executive Officer

Daniel M. DuPree
Vice Chairman of the Company

R. Dary Stone
Vice Chairman of the Company

James A. Fleming
Executive Vice President and Chief Financial Officer

Craig B. Jones
Executive Vice President and Chief Investment Officer

Dan G. Arnold
Senior Vice President and Chief Information Officer

Lisa M. Borders
Senior Vice President

Lawrence B. Gardner
Senior Vice President – Human Resources

John D. Harris, Jr.
Senior Vice President and Chief Accounting Officer, Assistant Corporate Secretary

Robert M. Jackson
Senior Vice President, General Counsel and Corporate Secretary

Tad Leithead, Jr.
Senior Vice President – Development

Mark A. Russell
Senior Vice President and Senior Investment Officer

Matt F. Gove
Vice President – Corporate Communications

Dennis A. Granger
Vice President – Information Systems

Patricia A. Grimes
Vice President – Financial and SEC Reporting and Accounting Policy

Karen S. Hughes
Vice President – Treasury and Finance

Kristin R. Myers
Vice President – Taxation

Mary M. Thomas
Vice President – Internal Audit

INDUSTRIAL DIVISION OFFICERS

Forrest W. Robinson
Senior Vice President – President, Industrial Division

Robert R. Currie
Senior Vice President – Leasing

B. Earle Yancey
Vice President – Development

LAND DIVISION OFFICERS

Bruce E. Smith
Senior Vice President – President, Land Division

Daniel O. Camp
Senior Vice President – Development

Jeffrey S. Quinn
Senior Vice President

Craig A. Lacey
Vice President – Development

John C. Olderman
Vice President and Associate General Counsel

Deloris Schmidt
Vice President – Operations

OFFICE/MULTI-FAMILY DIVISION OFFICERS

Larry L. Gellerstedt, III
Senior Vice President – President, Office/Multi-Family Division

John S. McColl
Senior Vice President – Southeast Region Development and Leasing

Jack A. LaHue
Senior Vice President – Portfolio Management, Assistant Corporate Secretary

Tim Hendricks
Senior Vice President – Southwest Region Development and Leasing

Mark P. Dickenson
Senior Vice President – Director of Leasing, Dallas

J. Thad Ellis
Senior Vice President – Development

Walter L. Fish
Senior Vice President – Southeast Region Director of Leasing

James F. George
Senior Vice President – Southeast Region Development

John N. Goff
Senior Vice President – Southeast Region Development

Dara J. Nicholson
Senior Vice President – Property Management

Claude G. Winstead, III
Senior Vice President

Michael D. Brown
Vice President – Leasing, Austin

Carl Y. Dickson
Vice President – Asset Management

Molly Faircloth
Vice President

Jason J. Frost
Vice President – Development

Charles D. McCormick
Vice President – Southwest Region Development

Scott F. Rees
Vice President – Leasing, Atlanta

Ronald C. Sturgis
Vice President – Director of Operations

RETAIL DIVISION OFFICERS

Joel T. Murphy
Senior Vice President – President, Retail Division

William L. Bassett
Senior Vice President – Executive Vice President and Director of Development, Retail Division

Steve V. Yenser
Senior Vice President – Executive Vice President and Chief Operating Officer, Retail Division

Alexander A. Chambers
Senior Vice President – Director, Central Region

David C. Nelson
Senior Vice President – Chief Financial Officer and Director of Asset Management, Retail Division

Kevin B. Polston
Senior Vice President – Southeast Regional Director, Avenue Projects

Darryl D. Bonner
Senior Vice President – Director of Leasing

Lucien J. Conti, Jr.
Vice President – Development

Wendy C. Fitchjarrell
Vice President – Retail Division Controller

Stephanie M. Hart
Vice President– Asset Management

John M. Kelley
Vice President – Development

David J. Knotts
Vice President – Development

Angie M. Leccese
Vice President – Brand Management

Thomas P. Prandato
Vice President – Operations

Pamela F. Roper
Vice President and Associate General Counsel

John Rutte
Vice President – Development

Amy S. Siegel
Vice President – Leasing

Craig H. Wesemeyer
Vice President – Director of Leasing

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-3576

COUSINS PROPERTIES INCORPORATED

(Exact name of registrant as specified in its charter)

Georgia *(State or other jurisdiction of incorporation or organization)*	**58-0869052** *(I.R.S. Employer Identification No.)*
2500 Windy Ridge Parkway, Suite 1600, Atlanta, Georgia *(Address of principal executive offices)*	**30339-5683** *(Zip Code)*

(770) 955-2200

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock ($1 par value)	New York Stock Exchange
7.75% Series A Cumulative Redeemable Preferred Stock ($1 par value)	New York Stock Exchange
7.50% Series B Cumulative Redeemable Preferred Stock ($1 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2006, the aggregate market value of the common stock of Cousins Properties Incorporated held by non-affiliates was $1,207,847,739 based on the closing sale price as reported on the New York Stock Exchange. As of February 23, 2007, 51,933,819 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for the annual stockholders meeting to be held on May 14, 2007 are incorporated by reference into Part III of this Form 10-K.

FORWARD-LOOKING STATEMENTS

Certain matters contained in this report are forward-looking statements within the meaning of the federal securities laws and are subject to uncertainties and risks. These include, but are not limited to, general and local economic conditions, local real estate conditions, the activity of others developing competitive projects, the risks associated with development projects (such as delay, cost overruns and leasing/sales risk of new properties), the cyclical nature of the real estate industry, the financial condition of existing tenants, interest rates, the Company's ability to obtain favorable financing or zoning, environmental matters, the effects of terrorism, the ability of the Company to close properties under contract and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including this report on Form 10-K. The words "believes," "expects," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in any forward-looking statements are reasonable, the Company can give no assurance that such plans, intentions or expectations will be achieved. Such forward-looking statements are based on current expectations and speak as of the date of such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

PART I

Item 1. Business

Corporate Profile

Cousins Properties Incorporated (the "Registrant" or "Cousins") is a Georgia corporation, which since 1987 has elected to be taxed as a real estate investment trust ("REIT"). Cousins Real Estate Corporation and its subsidiaries ("CREC") is a taxable entity wholly-owned by the Registrant and is consolidated with the Registrant. CREC owns, develops, and manages its own real estate portfolio and performs certain real estate related services for other parties. The Registrant and CREC combined are hereafter referred to as the "Company." The Company has been a public company since 1962, and its common stock trades on the New York Stock Exchange under the symbol "CUZ."

The Company's strategy is to produce strong stockholder returns by creating value through the acquisition, development and redevelopment of high quality, well-located office, multi-family, retail, industrial, and residential properties. The Company has developed substantially all of the income producing real estate assets it owns and operates. A key element in the Company's strategy is to actively manage its portfolio of investment properties and, at the appropriate times, to engage in timely and strategic dispositions either by sale or through contributions to ventures in which the Company retains an ownership interest. These transactions seek to maximize the value of the assets the Company has created, generate capital for additional development properties and return a portion of the value created to stockholders.

Unless otherwise indicated, the notes referenced in the discussion below are the "Notes to Consolidated Financial Statements" included in this Annual Report on Form 10-K on pages F-7 through F-43.

The Company conducts its business through four divisions: Office/Multi-Family, Retail, Industrial and Land. The following is a summary of the strategy and 2006 activity in each of its operating divisions:

Business Description and Significant Changes in 2006

Office/Multi-Family Division

The strategy of the Office/Multi-Family Division is to create value through (1) the development and asset management of Class A office projects with particular focus in Austin, Dallas, Charlotte, Birmingham, and Atlanta; (2) the development and sale of multi-family projects in urban locations in the Southeastern United States targeted to buyers with generally higher income and less sensitivity to interest rates; and (3) the management and leasing of office properties owned by third parties. In addition to traditional office/multi-family projects, the Office/Multi-Family Division is engaged in the development of mixed use projects that contain multiple product types in communities where individuals live, work and seek entertainment.

As of December 31, 2006, the Office/Multi-Family Division owned directly or through joint ventures 20 operating office properties totaling 4.9 million rentable square feet and had five office or multi-family projects under active development or redevelopment.

Significant activity within the Office/Multi-Family Division in 2006 was as follows:

- Formed a joint venture which is intended to construct Palisades West, a 360,000 square foot, two building office development in Austin, Texas.
- Increased percentage leased of Terminus 100 from 41% at December 31, 2005 to 64% at December 31, 2006.
- Completed the construction and closed the sale of all units at 905 Juniper, the Company's first multi-family project.
- Acquired 191 Peachtree, a 1.2 million square foot, Class A building in Downtown Atlanta.
- Increased percentage of completion of 50 Biscayne from 26% at December 31, 2005 to 70% at December 31, 2006. The Company expects construction to be substantially complete and unit closings to commence in the fourth quarter of 2007.

- Had significant leasing activity, notably a 274,000 square foot lease to the American Cancer Society at Inforum.

Retail Division

The strategy of the Retail Division is to create stockholder value through the development and management of retail shopping centers, including Avenue® concept lifestyle centers and power centers. The Retail Division focuses its efforts in demographically favorable markets in the Sunbelt with a particular emphasis on Georgia, Tennessee, North Carolina, Texas and Florida. In addition, the Retail Division is partnering with other divisions for mixed-use developments such as the Terminus project in the Buckhead district of Atlanta.

As of December 31, 2006, the Company owned directly or through joint ventures 10 operating retail properties totaling 2.7 million rentable square feet and had three projects and one expansion under active development totaling 1.5 million square feet.

Significant activity within the Retail Division in 2006 was as follows:

- Commenced operations of San Jose MarketCenter, a 363,000 square foot power center in San Jose, California, of which the Company owns 220,000 square feet.
- Commenced operations of The Avenue Webb Gin, a 381,000 square foot lifestyle center in suburban Atlanta.
- Through a joint venture, commenced construction of The Avenue Murfreesboro, an 810,000 square foot lifestyle center in suburban Nashville, Tennessee.

Industrial Division

The strategy of the Industrial Division is to create value through the development of institutional quality warehouse and distribution properties. The Industrial Division initially focused its efforts on the metropolitan Atlanta area. In 2006, it expanded into the Dallas market with a joint venture partner. Over time, the Industrial Division expects to expand beyond the Atlanta and Dallas market areas to port cities such as Savannah, Jacksonville and Tampa as well as major distribution centers that may include Central Florida, Memphis and Kansas City.

As of December 31, 2006, the Company owned through joint ventures one operating industrial property totaling 417,000 rentable square feet and three projects under active development totaling 1.6 million square feet.

Significant activity within the Industrial Division in 2006 was as follows:

- Commenced construction of the first building at Jefferson Mill Business Park, a 459,000 square foot industrial project in Jackson County, Georgia. This project will contain 3.2 million square feet upon completion.
- Through a joint venture commenced construction of the first building in Lakeside Ranch Business Park in Dallas, Texas. The first building will contain 749,000 square feet and the project will contain 1.7 million square feet upon completion.
- Commenced operations of the first building in King Mill Distribution Park containing 417,000 square feet.
- Commenced construction of the second building in King Mill Distribution Park containing 359,000 square feet.

Land Division

The strategy of the Land Division is to create value through the acquisition and entitlement of land, and the development and sale of residential lots. In addition, the Land Division acquires and sells certain undeveloped tracts of land to third parties that are generally adjacent to or a part of its residential lot developments. The Land Division conducts most of its business through partnerships with Temple Inland and its affiliates. This alliance has allowed the Company to share in the capital invested in individual projects and to share resources and expertise in the development and sale of residential lots and land tracts.

As of December 31, 2006, the Company had 24 residential communities under development directly or through joint ventures in which approximately 11,600 lots remain to be developed and/or sold. In addition, the Company or its joint ventures had approximately 9,100 acres of undeveloped land.

Significant activity within the Land Division in 2006 was as follows:

- Commenced development of Blalock Lakes, a planned 3,000 acre residential community in Coweta County, Georgia that is expected to include private hunting, equestrian, fishing, swim and tennis facilities in a controlled access community.
- Entered into a joint venture with Callaway Gardens Resorts, Inc. for the development of residential lots within the Callaway Gardens Resort.
- Sold 1,576 residential lots, either directly or through joint ventures.
- Sold 1,245 acres of land tracts, either directly or through joint ventures.

Financing Activities

The Company's financing strategy is to provide capital to fund its development activities while maintaining a relatively conservative debt level and managing the Company's size to make the value created from its development activities more accretive to its common stockholders. Historically, the Company has accomplished this strategy by raising capital through bank lines of credit, construction and mortgage loans secured by its properties, sale of mature assets and distribution of the gains on asset sales to stockholders, contribution of assets into joint ventures, and the issuance of preferred stock.

During 2006, the Company had the following financing activities:

- Formed a venture with an institutional investor for the ownership, development, investment, management and leasing of certain commercial real estate projects, including five of the Company's retail properties. This transaction provided $300 million in capital in 2006 and is expected to provide $20 million of capital in 2007 for future investment.
- Sold The Avenue of the Peninsula and its interests in Bank of America Plaza and Frost Bank Tower for total proceeds of $502 million.
- Sold seven ground lease outparcels at its North Point property generating proceeds of approximately $14.3 million.
- Recast its credit facility resulting in $75 million in additional capacity, a reduction in its interest spread over LIBOR and additional flexibility in certain financial covenants.
- Closed a $100 million unsecured construction facility for funding the development of Terminus 100.
- The joint venture developing The Avenue Murfreesboro closed a $131 million construction loan, of which the Company guarantees 20%.
- Paid a special dividend to common stockholders of $175.5 million or $3.40 per share.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is generally liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may subject the owner to substantial liability and may adversely affect the owner's ability to develop the property or to borrow using such real estate as collateral. The Company is not aware of any environmental liability that the Company's management believes would have a material adverse effect on the Company's business, assets or results of operations.

Certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not relieve an owner of such liability. Thus, although the Company is not aware of any such situation, the Company may be liable in respect to properties previously sold.

In connection with the development or acquisition of certain properties, the Company has obtained Phase One environmental audits (which generally involve inspection without soil sampling or ground water analysis) from independent environmental consultants. The remaining properties (including the Company's land held for investment or future development) have typically also been so examined. No assurance can be given that environmental liabilities do not exist, that the reports revealed all environmental liabilities or that no prior owner created any material environmental condition not known to the Company.

The Company believes that it and its properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances.

Competition

The Company competes for tenants with similar properties located in its markets primarily on the basis of location, rental rates, services provided and the design and condition of the facilities. The Company also competes with other real estate companies, financial institutions, pension funds, partnerships, individual investors and others when attempting to acquire and develop properties. In addition, the Land and Office/Multi-Family divisions compete with other lot and multi-family developers.

Executive Offices; Employees

The Registrant's executive offices are located at 2500 Windy Ridge Parkway, Suite 1600, Atlanta, Georgia 30339-5683. Effective April 1, 2007, the Company's executive offices will relocate to 191 Peachtree Street, Suite 3600, Atlanta, Georgia 30303-1740. At December 31, 2006, the Company employed 488 people.

Available Information

The Company makes available free of charge on the "Investor Relations" page of its Web site, www.cousinsproperties.com, its filed and furnished reports on Forms 10-K, 10-Q and 8-K, and all amendments thereto, as soon as reasonably practicable after the reports are filed with or furnished to the Securities and Exchange Commission (the "SEC").

The Company's Corporate Governance Guidelines, Director Independence Standards, Code of Business Conduct and Ethics, and the Charters of the Audit Committee and the Compensation, Succession, Nominating and Governance Committee of the Board of Directors are also available on the "Investor Relations" page of the Company's Web site. The information contained on the Company's Web site is not incorporated herein by reference.

Copies of these documents (without exhibits, when applicable) are also available free of charge upon request to the Company at 2500 Windy Ridge Parkway, Suite 1600, Atlanta, Georgia 30339-5683, Attention: Investor Relations. Investor Relations may also be reached by telephone at (770) 955-2200 or by facsimile at (770) 857-2368. Effective April 1, 2007, the Company's headquarters will relocate to 191 Peachtree Street, Suite 3600, Atlanta, Georgia 30303-1740, main telephone number (404) 407-1000.

In addition, the SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors

Set forth below are the risks we believe investors should consider carefully in evaluating an investment in the securities of Cousins Properties Incorporated.

General Real Estate Operating Risks

Our ownership of commercial real estate involves a number of risks, including general economic and market risks, leasing risk, uninsured losses and condemnation costs, environmental issues, joint venture structure risk and concentration of real estate, the effects of which could adversely affect our business.

General economic and market risks. Our assets may not generate income sufficient to pay our expenses, service debt or maintain our properties, and, as a result, our results of operations may be adversely affected and we may need to reduce our dividend in future periods. Several factors may adversely affect the economic performance and value of our properties. These factors include, among other things:

- changes in the national, regional and local economic climate;
- local conditions such as an oversupply of properties or a reduction in demand for properties;
- the attractiveness of our properties to tenants;
- competition from other available properties;
- changes in market rental rates; and
- the need to periodically repair, renovate and re-lease space.

Our performance also depends on our ability to collect rent from tenants and to pay for adequate maintenance, insurance and other operating costs (including real estate taxes), which could increase over time. Also, the expenses of owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. If a property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose on the mortgage and take title to the property. In addition, interest rate levels, the availability of financing, changes in laws and governmental regulations (including those governing usage, zoning and taxes) and financial distress or bankruptcies of tenants may adversely affect our financial condition.

Leasing risk. Our operating revenues are dependent upon entering into leases with and collecting rents from tenants. National, regional and local economic conditions may adversely impact tenants and potential tenants in the various marketplaces in which projects are located, and accordingly, could affect their ability to continue to pay rents and possibly to occupy their space. Tenants sometimes experience bankruptcies and pursuant to the various bankruptcy laws, leases may be rejected and thereby terminated. When leases expire or are terminated, replacement tenants may or may not be available upon acceptable terms and conditions. In addition, our cash flows and results of operations could be adversely impacted if existing leases expire or are terminated and at such time, market rental rates are lower than the previous contractual rental rates. As a result, our distributable cash flow and ability to make distributions to stockholders would be adversely affected if a significant number of our tenants fail to pay their rent due to bankruptcy, weakened financial condition or otherwise.

Uninsured losses and condemnation costs. Accidents, earthquakes, terrorism incidents and other losses at our properties could materially adversely affect our operating results. Casualties may occur that significantly damage an operating property, and insurance proceeds may be materially less than the total loss incurred by us. Although we maintain casualty insurance under policies we believe to be adequate and appropriate, some types of losses, such as lease and other contract claims, generally are not insured. Certain types of insurance may not be available or may be available on terms that could result in large uninsured losses. We own property in California and other locations where property is subject to damage from earthquakes, as well as other natural catastrophes. We also own property that could be subject to loss due to terrorism incidents. The earthquake insurance and terrorism insurance markets, in particular, tend to be volatile and the availability and pricing of insurance to cover losses from earthquakes and terrorism incidents may be unfavorable from time to time. In addition, earthquakes and terrorism incidents could result in a significant loss that is uninsured due to the high level of deductibles or damage in excess of levels of coverage. Property ownership also involves potential liability to third parties for such matters as personal injuries occurring on the property. Such losses may not be fully insured. In addition to uninsured losses, various government authorities may condemn all or parts of operating properties. Such condemnations could adversely affect the viability of such projects.

Environmental issues. Environmental issues that arise at our properties could have an adverse effect on our financial condition and results of operations. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at a property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. We are not currently aware of any environmental liabilities at locations that we believe would have a material adverse effect on our business, assets, financial condition or results of operations. Unidentified environmental liabilities could arise, however, and could have an adverse effect on our financial condition and results of operations.

Joint venture structure risks. Our venture partners have rights to take some actions over which we have no control, which could adversely affect our interests in the related joint ventures and in some cases our overall financial condition or results of operations. We have interests in a number of joint ventures (including partnerships and limited liability companies) and may in the future conduct our business through such structures. These structures involve participation by other parties whose interests and rights may not be the same as ours. For example, a venture partner might have economic and/or other business interests or goals which are unlike or incompatible with our business interests or goals and those venture partners may be in a position to take action contrary to our interests, including maintaining our REIT status. In addition, such venture partners may become bankrupt and such proceedings could have an adverse impact on the operation of the partnership or joint venture. Furthermore, the success of a project may be dependent upon the expertise, business judgment, diligence and effectiveness of our venture partners in matters that are outside our control. Thus, the involvement of venture partners could adversely impact the development, operation and ownership of the underlying properties, including any disposition of such underlying properties.

Regional concentration of properties. Currently, a large percentage of our properties are located in metropolitan Atlanta, Georgia. In the future, there may be significant concentrations in metropolitan Atlanta, Georgia and/or other markets. If there is deterioration in any market in which we have significant holdings, our interests could be adversely affected, including, without limitation, loss in value of properties, decreased cash flows and inability to make or maintain distributions to stockholders.

Compliance or failure to comply with the Americans with Disabilities Act or other safety regulations and requirements could result in substantial costs.

The Americans with Disabilities Act generally requires that public buildings, including office, retail and multifamily buildings, be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. If, under the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to our stockholders.

Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

Real Estate Development Risks

We face risks associated with the development of real estate, such as delay, cost overruns and the possibility that we are unable to lease a large portion of the space that we build, which could adversely affect our results.

We generally undertake more commercial development activity relative to our size than other public real estate companies. Development activities contain certain inherent risks. Although we seek to minimize risks from commercial development through various management controls and procedures, development risks cannot be eliminated. Some of the key factors affecting development of commercial property are as follows:

- *The availability of sufficient development opportunities.* Absence of sufficient development opportunities could result in our experiencing slower growth in earnings and cash flows. Development opportunities are dependent upon a wide variety of factors. From time to time, availability of these opportunities can be volatile as a result of, among other things, economic conditions and product supply/demand characteristics in a particular market.

- *Abandoned predevelopment costs.* The development process inherently requires that a large number of opportunities be pursued with only a few being developed and constructed. We may incur significant costs for predevelopment activity for projects that are abandoned that directly affect our results from operations. We have procedures and controls in place that are intended to minimize this risk, but it is likely that there will be predevelopment costs charged to expense on an ongoing basis.

- *Project costs.* Construction and leasing of a project involves a variety of costs that cannot always be identified at the beginning of a project. Costs may arise that have not been anticipated or actual costs may exceed estimated costs. These additional costs can be significant and could adversely impact our return on a project and the expected results from operations upon completion of the project. Also, construction costs rose significantly in 2006 due to increased demand for building materials and are expected to increase further in the near term. We attempt to mitigate construction cost risks on our development projects through guaranteed maximum price contracts and pre-ordering of certain materials, but we may be adversely affected by increased construction costs on our current and future projects.

- *Leasing risk.* The success of a commercial real estate development project is dependent upon, among other factors, entering into leases with acceptable terms within a predefined lease-up period. Although our policy is to achieve preleasing goals (which vary by market, product type and circumstances) before committing to a project, it is likely only some percentage of the space in a project will be leased at the time we commit to the project. If the space is not leased on schedule and upon the expected terms and conditions, our returns, future earnings and results of operations from the project could be adversely impacted. Whether or not tenants are willing to enter into leases on the terms and conditions we project and on the timetable we expect will depend upon a large variety of factors, many of which are outside our control. These factors may include:

  - general business conditions in the economy or in the tenants' or prospective tenants' industries;

  - supply and demand conditions for space in the marketplace; and

  - level of competition in the marketplace.

- *Governmental approvals.* All necessary zoning, land-use, building, occupancy and other required governmental permits and authorization may not be obtained or may not be obtained on a timely basis resulting in possible delays, decreased profitability and increased management time and attention.

Financing Risks

If interest rates or other market conditions for obtaining capital become unfavorable, we may be unable to raise capital needed to build our developments on a timely basis, or we may be forced to borrow money at higher interest rates or under adverse terms, which could adversely affect returns on our development projects, our cash flow and results of operations.

We finance our development projects through one or more of the following: our credit facility, permanent mortgages, proceeds from the sale of assets, secured and unsecured construction facilities, and joint venture equity. In addition, we have raised capital through the issuance of perpetual preferred stock to supplement our capital needs. Each of these sources may be constrained from time to time because of market conditions, and interest rates may be unfavorable at any given point in time. These sources of capital, and the risks associated with each, include the following:

- *Credit facilities.* Terms and conditions available in the marketplace for credit facilities vary over time. We can provide no assurance that the amount we need from our credit facility will be available at any given time, or at all, or that the rates and fees charged by the lenders will be acceptable to us. We incur interest under our credit facility at a variable rate. Variable rate debt creates higher debt service requirements if market interest rates increase, which would adversely affect our cash flow and results of operations. Our credit facility contains customary restrictions, requirements and other limitations on our ability to incur indebtedness, including restrictions on total debt outstanding, restrictions on secured debt outstanding, requirements to maintain minimum debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt. Our continued ability to borrow under our credit facility is subject to compliance with our financial and other covenants. In addition, our failure to comply with such covenants could cause a default, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to us, or may be available only on unattractive terms.

- *Mortgage financing.* The availability of financing in the mortgage markets varies from time to time depending on various conditions, including the willingness of mortgage lenders to lend at any given point in time. Interest rates may also be volatile and we may from time to time elect not to proceed with mortgage financing due to unfavorable interest rates. This could adversely affect our ability to finance development activities. In addition, if a property is mortgaged to secure payment of indebtedness and we are unable to make the mortgage payments, the lender may foreclose, resulting in loss of income and asset value.

- *Property sales.* Real estate markets tend to experience market cycles. Because of such cycles the potential terms and conditions of sales, including prices, may be unfavorable for extended periods of time. In addition, federal tax laws limit our ability to sell properties and this may affect our ability to sell properties without adversely affecting returns to our stockholders. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations. This could impair our ability to raise capital through property sales in order to fund our development projects or other cash needs. In addition, mortgage financing on a property may impose a prepayment penalty in the event the financing is prepaid, which may decrease the proceeds from a sale or refinancing or make the sale or refinancing impractical.

- *Construction facilities.* Construction facilities generally relate to specific assets under construction and fund costs above an initial equity amount deemed acceptable to the lender. Terms and conditions of construction facilities vary but they generally carry a term of two to five years, charge interest at variable rates and require the lender to be satisfied with the nature and amount of construction costs prior to funding. While construction lending is competitive and offered by many financial institutions, there may be times when these facilities are not available or are only available upon unfavorable terms which could have an adverse effect on our ability to fund development projects or on our ability to achieve the returns we expect.

- *Joint ventures.* Joint ventures, including partnerships or limited liability companies, tend to be complex arrangements, and there are only a limited number of parties willing to undertake such investment structures. There is no guarantee that we will be able to undertake these ventures at the times we need capital.

- *Preferred stock.* The availability of preferred stock at favorable terms and conditions is dependent upon a number of factors including the general condition of the economy, the overall interest rate environment, the condition of the capital markets and the demand for this product by potential holders of the securities. We can provide no assurance that conditions will be favorable for future issuances of perpetual preferred stock (or other equity securities) when we need the capital which could have an adverse effect on our ability to fund development projects.

Although we believe that in most economic and market environments we will be able to obtain necessary capital for our operations from the foregoing financing activities, we can make no assurances that the capital we need will be available when we need it. If we cannot obtain capital when we need it, we may not be able to develop and construct all the projects we could otherwise develop which could result in a reduction in our future earnings and cash flows. Lack of financing could also result in an inability to repay maturing debt which could result in defaults and, potentially, loss of properties, as well as an inability to make distributions to stockholders. Unfavorable interest rates could adversely impact both the cost of our projects (through capitalized interest) and our current earnings and cash flows.

Covenants contained in our credit facility and mortgages could restrict or hinder our operational flexibility, which could adversely affect our results of operations.

Our credit facility imposes financial and operating covenants on us. These covenants may be modified from time to time, but covenants of this type typically include restrictions and limitations on our ability to incur debt and certain forms of equity capital, as well as limitations on the amount of our unsecured debt, limitations on payments to stockholders, and limitations on the amount of development and joint venture activity in which we may engage. These covenants may limit our flexibility in making business decisions. If we fail to meet those covenants, our ability to borrow may be impaired, which could potentially make it more difficult to fund our capital and operating needs. Additionally, some of our properties are subject to mortgages. These mortgages contain customary negative covenants, including limitations on our ability, without the lender's prior consent, to further mortgage that property, to modify existing leases or to sell that property. Compliance with these covenants could harm our operational flexibility and financial condition.

Risks Associated with Multi-Family Projects

Any failure to timely sell the multi-family units developed by our Office/Multi-Family Division or an increase in development costs could adversely affect our results of operations.

Our Office/Multi-Family Division develops for-sale multi-family residential projects currently in urban markets. Multi-family unit sales can be highly cyclical and can be affected by interest rates and local issues. Once a project is undertaken, we can provide no assurance that we will be able to sell the units in a timely manner which could result in significantly increased carrying costs and erosion or elimination of profit with respect to any project.

In addition, actual construction and development costs of the multi-family residential projects can exceed estimates for various reasons. As these projects are normally multi-year projects, the market demand for multi-family residences may change between commencement of a project and its completion. Any estimates of sales and profits may differ substantially from our actual sales and profits and, as a result, our results of operations may differ substantially from any estimates.

Any failure to receive cash corresponding to previously recognized revenues could adversely affect our future results of operations.

In accordance with accounting principles generally accepted in the United States, we recognize revenues and profits from sales of multi-family residential units during the course of construction. Revenue is recorded when, among other factors, (1) construction is beyond a preliminary stage, (2) the buyer is committed to the extent of being unable to require a full refund, except for nondelivery of the residence, (3) a substantial percentage of units are under non-cancelable contracts, (4) collection of the sales price is reasonably assured and (5) costs can be reasonably estimated. Due to various contingencies, such as delayed construction and buyer defaults, we may

receive less cash than the amount of revenue already recognized or the cash may be received at a later date than we expected, which could affect amounts of revenue previously recognized and our ultimate profitability on the project.

Risks Associated with our Land Division

Any failure to timely sell the lots developed by our Land Division could adversely affect our results of operations.

Our land division develops residential subdivisions, primarily in metropolitan Atlanta, Georgia. Our land division also participates in joint ventures that develop or plan to develop subdivisions in metropolitan Atlanta, as well as Texas, Florida and other states. This division also from time to time supervises sales of unimproved properties owned or controlled by us. Residential lot sales can be highly cyclical and can be affected by interest rates and local issues, including the availability of jobs, transportation and the quality of public schools. Once a development is undertaken, no assurances can be given that we will be able to sell the various developed lots in a timely manner. Failure to sell such lots in a timely manner could result in significantly increased carrying costs and erosion or elimination of profit with respect to any development.

In addition, actual construction and development costs with respect to subdivisions can exceed estimates for various reasons, including unknown site conditions. The timing of subdivision lot sales and unimproved property sales are, by their nature, difficult to predict with any precision. Additionally, some of our residential properties are multi-year projects, and market conditions may change between the time we decide to develop a property and the time that all or some of the lots or tracts may be ready for sale. Similarly, we often hold undeveloped land for long periods of time prior to sale. Any changes in market conditions between the time we acquire land and the time we sell land, could cause the Company's estimates of proceeds and related profits from such sales to be lower or result in an impairment charge. Estimates of sales and profits may differ substantially from actual sales and profits and as a result, our results of operations may differ substantially from these estimates.

Any failure to timely sell or lease non-income producing land could adversely affect our results of operations.

We maintain significant holdings of non-income producing land in the form of land tracts and outparcels. Our strategy with respect to these parcels of land include (1) developing the land at a future date as a retail, office, industrial or mixed-use income producing property or developing it for single-family or multi-family residential uses; (2) ground leasing the land to third parties; and (3) in certain circumstances, selling the parcels to third parties. Before we develop, lease or sell these land parcels, we incur carrying costs, including interest expense and property tax expense.

If we are unable to sell this land or convert it into income producing property in a timely manner, our results of operations and liquidity could be adversely affected.

Risks Associated with our Third Party Management Business

Our third party business may experience volatility based on a number of factors, including termination of contracts, which could adversely affect our results of operations.

We engage in third party development, leasing, property management, asset management and property services to unrelated property owners. Contracts for such services are generally short-term in nature and permit termination without extensive notice. Fees from such activities can be volatile due to unexpected terminations of such contracts. Extensive unexpected terminations could materially adversely affect our results of operations. Further, the timing of the generation of new contracts for services is difficult to predict.

General Business Risks

We may not adequately or accurately assess new opportunities, which could adversely impact our results of operations.

Our estimates and expectations with respect to new lines of business and opportunities may differ substantially from actual results, and any losses from these endeavors could materially adversely affect our results of operations. We conduct business in an entrepreneurial manner. We seek opportunities in various sectors of real estate and in various geographical areas and from time to time undertake new opportunities, including new lines of business. Not all opportunities or lines of business prove to be profitable. We expect from time to time that some of our business ventures may have to be terminated because they do not meet our profit expectations. Termination of these ventures may result in the write off of certain related assets and/or the termination of personnel, which would adversely impact results of operations.

We are dependent upon key personnel, the loss of any of whom could adversely impair our ability to execute our business.

One of our objectives is to develop and maintain a strong management group at all levels. At any given time we could lose the services of key executives and other employees. None of our key executives or other employees are subject to employment agreements or contracts. Further, we do not carry key person insurance on any of our executive officers or other key employees. The loss of services of any of our key employees could have an adverse impact upon our results of operations, financial condition and our ability to execute our business strategy.

Our restated and amended articles of incorporation contain limitations on ownership of our stock, which may prevent a change in control that might otherwise be in the best interests of our stockholders.

Our restated and amended articles of incorporation impose limitations on the ownership of our stock. In general, except for certain individuals who owned stock at the time of adoption of these limitations, no individual or entity may own more than 3.9% of the value of our outstanding stock. The ownership limitation may have the effect of delaying, inhibiting or preventing a transaction or a change in control that might involve a premium price for our stock or otherwise be in the best interest of our stockholders.

Federal Income Tax Risks

Any failure to continue to qualify as a real estate investment trust for federal income tax purposes could have a material adverse impact on us and our stockholders.

Cousins intends to operate in a manner to qualify as a REIT for federal income tax purposes. However, we can provide no assurance that Cousins has qualified or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code (the "Code"), for which there are only limited judicial or administrative interpretations. Certain facts and circumstances not entirely within our control may affect our ability to qualify as a REIT. In addition, we can provide no assurance that legislation, new regulations, administrative interpretations or court decisions will not adversely affect Cousins' qualification as a REIT or the federal income tax consequences of Cousins' REIT status.

If Cousins were to fail to qualify as a REIT, it would not be allowed a deduction for distributions to stockholders in computing its taxable income. In this case, it would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, it also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the cash available for distribution to our stockholders would be reduced for each of the years involved. Although Cousins currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause us to revoke the REIT election.

In order to qualify as a REIT, under current law, Cousins generally is required each taxable year to distribute to its stockholders at least 90% of its net taxable income (excluding any net capital gain). To the extent that Cousins does not distribute all of its net capital gain or it distributes at least 90%, but less than 100%, of its other taxable

income, Cousins is subject to tax on the undistributed amounts at regular corporate rates. In addition, Cousins is subject to a 4% nondeductible excise tax to the extent that distributions paid by Cousins during the calendar year are less than the sum of the following:

- 85% of its ordinary income;
- 95% of its net capital gain income for that year, and
- 100% of its undistributed taxable income (including any net capital gains) from prior years.

We intend to make distributions to our stockholders to comply with the 90% distribution requirement, to avoid corporate-level tax on undistributed taxable income and to avoid the nondeductible excise tax. Differences in timing between taxable income and cash available for distribution could require Cousins to borrow funds to meet the 90% distribution requirement, to avoid corporate-level tax on undistributed taxable income and to avoid the nondeductible excise tax. Satisfying the distribution requirements may also make it more difficult to fund new development projects.

Certain property transfers may be characterized as prohibited transactions, resulting in a tax on any gain attributable to the transaction.

From time to time, we may transfer or otherwise dispose of some of our properties. Under the Code, any gain resulting from transfers or dispositions, from other than our taxable REIT subsidiary, deemed to be prohibited transactions would be subject to a 100% tax on any gain associated with the transaction. Prohibited transactions generally include sales of assets that constitute inventory or other property held for sale to customers in the ordinary course of business. Since we acquire properties primarily for investment purposes, we do not believe that our occasional transfers or disposals of property are deemed to be prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service may contend that certain transfers or disposals of properties by us are prohibited transactions. While we believe that the Internal Revenue Service would not prevail in any such dispute, if the Internal Revenue Service were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, we would be required to pay a tax equal to 100% of any gain allocable to us from the prohibited transaction. In addition, income from a prohibited transaction might adversely affect our ability to satisfy the income tests for qualification as a REIT for federal income tax purposes.

Disclosure Controls and Internal Control over Financial Reporting Risks

Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives at all times. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The following tables set forth certain information relating to properties in which the Company has a 10% or greater ownership interest. Information presented in Note 6 to the Consolidated Financial Statements included in Item 8 of this report provides additional information related to the Company's joint ventures. All information presented is as of December 31, 2006. Dollars are stated in thousands.

Table of Major Operating Office, Retail and Industrial Properties

Description and Location	Year Development Completed or Acquired	Venture Partner	Company's Ownership Interest	Square Feet and Acres	Percentage Leased as of December 31, 2006	Average 2006 Economic Occupancy (1)	Major Tenants (Lease Expiration/Options Expiration)	Major Tenants' Rentable Sq. Feet	Cost and Cost Less Depreciation and Amortization (2)	Debt Balance	Debt Maturity and Interest Rate
Office											
191 Peachtree Tower(3) Atlanta, GA	2006	N/A	100%	1,211,000 2 Acres(3)	60%	52%	Wachovia Bank (2008/2023) Deloitte & Touche (2008/2018) Cousins Properties (2017/2022)	380,442 99,465 61,674	$146,367 $144,389	$ 0	N/A
Inforum Atlanta, GA	1999	N/A	100%	994,000 4 Acres(4)	98%	86%	American Cancer Society (2022) BellSouth Corporation (5) (2009) Georgia Lottery Corp. (2013) Co Space Services, LLC (2020/2025) Turner Broadcasting (2011/2016) Sapient Corporation (2009/2019)	273,745 138,893 127,827 120,298 57,827 57,689	$ 79,835 $ 38,424	$ 0	N/A
The Points at Waterview Suburban Dallas, Texas	2000	N/A	100%	203,000 15 Acres	99%	98%	Bombardier Aerospace Corp. (2013/2023) Liberty Mutual (2011/2021) NetHawk Acquisition Corp. (2009)	97,740 28,124 16,968	$ 30,394 $ 22,375	$18,183	1/1/16 5.66%
Lakeshore Park Plaza Birmingham, AL	1998	Daniel Realty Company	100%(6)	195,000 12 Acres	75%	57%	Synovus Mortgage (2014/2019) Dent & Baker (2017) Daxco (2009/2014) General Services (2008)	28,932 11,331 9,318 7,806	$ 18,097 $ 13,975	$ 9,082	11/1/08 6.78%
600 University Park Place Birmingham, AL	2000	Daniel Realty Company	100%(6)	123,000 10 Acres	98%	74%	Southern Communications Services(5) (2010/2016) O2 Ideas, Inc. (2014/2024)	41,961 25,465	$ 18,599 $ 14,268	$13,168	8/10/11 7.38%
100 North Point Center East Suburban Atlanta, GA	1995	N/A	100%	128,000 7 Acres	89%	89%	Schweitzer-Mauduit International, Inc. (2012) Med Assets HSCA, Inc. (2013/2018) Golden Peanut Co. (2017)	32,655 21,914 18,104	$ 12,603 $ 9,469	$22,365(7)	8/1/07 7.86%
200 North Point Center East Suburban Atlanta, GA	1996	N/A	100%	130,000 9 Acres	95%	75%	Med Assets HSCA, Inc. (2013/2018) Nokia (2008) Morgan Stanley (2011) B2B Workforce, Inc. (2008/2013)	67,015 22,409 15,709 14,171	$ 10,764 $ 8,930	(7)	(7)

Description and Location	Year Development Completed or Acquired	Venture Partner	Company's Ownership Interest	Square Feet and Acres	Percentage Leased as of December 31, 2006	Average 2006 Economic Occupancy (1)	Major Tenants (Lease Expiration/Options Expiration)	Major Tenants' Rentable Sq. Feet	Cost and Cost Less Depreciation and Amortization (2)	Debt Balance	Debt Maturity and Interest Rate
Office (Continued)											
333 North Point Center East Suburban Atlanta, GA	1998	N/A	100%	130,000 9 Acres	79%	70%	Merrill Lynch (2014/2024) Wells Fargo Bank NA (2009/2012) Phillip Morris (2008/2013)	35,949 22,438 17,521	$ 13,456 $ 8,744	$ 29,571(8)	11/1/11 7.00%
555 North Point Center East Suburban Atlanta, GA	2000	N/A	100%	152,000 10 Acres	90%	88%	Kids II, Inc. (2016/2026) Regus Business Centre (2011/2016) Ace Mortgage (2008/2011) Robert W. Baird (2011/2016)	51,059 22,422 11,433 11,074	$ 17,592 $ 12,586	(8)	(8)
Galleria 75 Suburban Atlanta, GA	2004	N/A	100%	114,000 7 Acres	75%	85%	THD At-Home Services (2008)	24,259	$ 11,734 $ 10,233	$ 0	N/A
3301 Windy Ridge Parkway Atlanta, GA	1984	N/A	100%	107,000 10 Acres	42%	48%	Indus International, Inc. (2012/2017)	45,557	$ 12,413 $ 5,349	$ 0	N/A
3100 Windy Hill Road Atlanta, GA	1983	N/A	100%(9)	188,000 13 Acres	0%	92%	N/A		$ 17,314 $ 10,445	$ 0	N/A
Cosmopolitan Center Atlanta, GA	2006	N/A	100%	102,000 9 Acres	73%	71%	City of Sandy Springs (2007/2009)	32,800	$ 12,046 $ 11,804	$ 0	N/A
One Georgia Center Atlanta, GA	2000	Prudential (5)	88.5%	344,000 3 Acres	46%	37%	Southern Christian Leadership (2007) Roman Catholic Archdiocese (2009) Hamilton, Westby, Marshall (2017)	14,501 13,699 11,070	$ 42,136 $ 35,567	$ 0	N/A
Gateway Village Charlotte, NC	2001	Bank of America (5)	50%	1,065,000 8 Acres	100%	100%	Bank of America (5) (2016/2035)	1,065,000	$211,142 $175,307	$144,654	12/1/16 6.41%
Ten Peachtree Place Atlanta, GA	1991	Coca-Cola (5)	50%	259,000 5 Acres	87%	96%	AGL Services Co. (2013/2028)	226,779	$ 40,594 $ 25,367	$ 28,849	4/1/15 5.39%
Meridian Mark Plaza Atlanta, GA	1999	N/A	100%	160,000 3 Acres	100%	100%	Northside Hospital (5) (2013/2023) (10) Scottish Rite Hospital for Crippled Children, Inc. (2013/2018)(10) Georgia Reproductive (2017) Children Orthopedics (2009/2014)	57,614 31,676 13,622 12,721	$ 25,957 $ 17,483	$ 23,602	9/1/10 8.27%

Description and Location	Year Development Completed or Acquired	Venture Partner	Company's Ownership Interest	Square Feet and Acres	Percentage Leased as of December 31, 2006	Average 2006 Economic Occupancy (1)	Major Tenants (Lease Expiration/Options Expiration)	Major Tenants' Rentable Sq. Feet	Cost and Cost Less Depreciation and Amortization (2)	Debt Balance	Debt Maturity and Interest Rate
Office (Continued)											
AtheroGenics Suburban Atlanta, GA	1999	N/A	100%	51,000 4 Acres	100%	100%	AtheroGenics (2009/2019)	50,821	$ 7,655 $ 3,506	$ 0	N/A
Inhibitex Suburban Atlanta, GA	2005	N/A	100%	51,000 5 Acres	100%	100%	Inhibitex (2015/2025)	50,933	$ 6,634 $ 6,023	$ 0	N/A
Emory Crawford Long Medical Office Tower Atlanta, GA	2002	Emory University	50%	358,000 (11)	100%	98%	Emory University (2017/2047) Resurgens (2014/2019) Atlanta Gastroenterology (2012)	148,741 26,581 17,375	$52,338 $40,184	$52,404	6/1/13 5.90%
Presbyterian Medical Plaza at University Charlotte, NC	1997	Prudential (5)	11.5%	69,000 1 Acre (12)	100%	100%	Novant Health, Inc. (2012/2022) (13)	63,862	$ 8,622 $ 5,289	$ 0	N/A

Lease Expirations — Office

As of December 31, 2006, the Company's office portfolio included 20 commercial office buildings, excluding all properties currently under development, held for redevelopment and buildings in lease-up stage. The weighted average remaining lease term of these office buildings was approximately seven years as of December 31, 2006. Most of the major tenant leases in these buildings provide for pass through of operating expenses and contractual rents which escalate over time. The leases expire as follows:

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016 & Thereafter	Total
Total (including Company's % share of Joint Venture Properties):											
Square Feet Expiring(14)	128,579	241,820	459,856	162,599	322,486	167,914	536,232	148,207	618,869	571,360	3,357,922
% of Leased Space	4%	7%	14%	5%	10%	5%	16%	4%	18%	17%	100%
Annual Contractual Rent (000's) (15)	$ 1,643	$ 3,815	$ 7,147	$ 2,576	$ 4,838	$ 2,813	$ 9,944	$ 3,158	$ 11,749	$ 12,446	$ 60,129
Annual Contractual Rent/Sq. Ft.(15)	$ 12.78	$ 15.78	$ 15.54	$ 15.85	$ 15.00	$ 16.75	$ 18.54	$ 21.31	$ 18.98	$ 21.78	$ 17.91
Wholly Owned:											
Square Feet Expiring(14)	86,433	221,670	426,278	146,984	296,059	112,074	402,262	143,413	56,794	493,837	2,385,804(16)
% of Leased Space	4%	9%	18%	6%	12%	5%	17%	6%	2%	21%	100%
Annual Contractual Rent (000's)(15)	$ 1,197	$ 3,569	$ 6,648	$ 2,340	$ 4,434	$ 1,761	$ 7,476	$ 3,046	$ 1,273	$ 10,554	$ 42,298
Annual Contractual Rent/Sq. Ft.(15)	$ 13.85	$ 16.10	$ 15.60	$ 15.92	$ 14.98	$ 15.71	$ 18.58	$ 21.24	$ 22.42	$ 21.37	$ 17.73
Joint Venture:											
Square Feet Expiring(14)	82,305	23,281	51,081	23,541	38,511	123,528	259,810	9,587	1,112,872	151,426	1,875,942(17)
% of Leased Space	4%	1%	3%	1%	2%	7%	14%	1%	59%	8%	100%
Annual Contractual Rent (000's)(15)	$ 1,113	$ 289	$ 855	$ 402	$ 661	$ 2,419	$ 4,841	$ 223	$ 20,795	$ 3,722	$ 35,320
Annual Contractual Rent/Sq. Ft.(15)	$ 13.52	$ 12.40	$ 16.73	$ 17.06	$ 17.17	$ 19.59	$ 18.63	$ 23.30	$ 18.69	$ 24.58	$ 18.83

Description and Location	Year Development Completed or Acquired	Venture Partner	Company's Ownership Interest	Square Feet and Acres	Percentage Leased as of December 31, 2006	Average 2006 Economic Occupancy(1)	Major Tenants (Lease Expiration/Options Expiration)	Major Tenants' Rentable Sq. Feet	Cost and Cost Less Depreciation and Amortization(2)	Debt Balance	Debt Maturity and Interest Rate
Retail Centers											
The Avenue Carriage Crossing Suburban Memphis, TN	2005	Jim Wilson & Associates(5)	100%(6)	783,000 (18) 135 acres (492,000 owned by Carriage Avenue, LLC)	93%(19)	89% (19)	Dillard's (20) Parisian (2021/2051)(21) Linens 'n Things (2016/2031) Barnes & Noble (2016/2026) Cost Plus (2016/2031)	N/A 130,000 28,331 25,322 18,200	$ 90,892 $ 85,471	$ 0	N/A
San Jose MarketCenter San Jose, CA	2006	N/A	100%	363,000(18) 25 acres (220,000 owned by the Company)	89%(19)	79%(19)	Target (20) Marshall's (2016/2036) PetsMart (2017/2032) Michael's (2016/2031) Office Depot (2016/2026) Cost Plus (2017/2032) Trader Joe's (2017/2032)	N/A 33,000 27,627 23,819 20,526 18,900 12,200	$ 79,958 $ 78,829	$ 0	N/A
The Avenue Webb Gin Suburban Atlanta, GA. .	2006	N/A	100%	381,000(18) 51 acres	71%(19)	50%(19)	Barnes & Noble (2016/2026) Ethan Allen (2021/2031) GAP (2012/2022)	26,610 18,511 17,461	$ 69,757 $ 68,982	$ 0	N/A
The Avenue Viera Viera, FL	2005	Prudential(5)	11.5%(6)	406,000(18) 56 Acres (332,000 owned by CP Venture IV Holdings LLC)	95%	82%	Rave Motion Pictures(20) Belk, Inc. (2024/2044)(21) Bed, Bath & Beyond (2015/2035) A.C. Moore (2016/2036) Cost Plus (2017/2037) Books a Million (2015/2035) Old Navy (2010/2020)	N/A 65,927 24,329 20,800 18,300 14,795 14,754	$ 87,061(22) $ 85,526(22)	$ 0	N/A
The Avenue East Cobb Suburban Atlanta, GA. .	1999	Prudential(5)	11.5%	231,000 30 Acres	97%	99%	Borders, Inc. (2015/2030) Bed, Bath & Beyond (2010/2025) GAP (2010/2015) Talbots (2010/2015) Pottery Barn (5)(2012)	24,882 21,007 19,434 12,905 10,000	$ 97,429(22) $ 95,893(22)	$39,364(23)	8/1/10 8.39%
The Avenue West Cobb Suburban Atlanta, GA. .	2003	Prudential(5)	11.5%	251,000(18) 22 Acres	98%	96%	Linens 'n Things (2014/2029) Barnes & Noble (2014/2024) GAP (2012/2022)	28,030 24,025 17,520	$ 81,254(22) $ 79,635(22)	$ 0	N/A
The Avenue Peachtree City Suburban Atlanta, GA. .	2001	Prudential(5)	11.5%	183,000(18) 18 Acres (24)	98%	97%	Books a Million (2008/2013) GAP (2012/2022) Homebanc Mortgage Corporation (2007/2012) Talbots (2012/2022) Banana Republic (2012/2022)	13,750 10,800 8,851 8,610 8,015	$ 57,642(22) $ 56,005(22)	$ 0	N/A
Viera MarketCenter Viera, FL	2005	Prudential(5)	11.5%(6)	178,000(18) 20 Acres	95%	94%	Kohl's Department Stores, Inc. (2026/2056) (21) Sports Authority (2017/2032) Office Depot (2016/2036)	88,248 37,516 20,000	$17,075 (22) $ 16,838(22)	$ 0	N/A

Description and Location	Year Development Completed or Acquired	Venture Partner	Company's Ownership Interest	Square Feet and Acres	Percentage Leased as of December 31, 2006	Average 2006 Economic Occupancy(1)	Major Tenants (Lease Expiration/Options Expiration)	Major Tenants' Rentable Sq. Feet	Cost and Cost Less Depreciation and Amortization(2)	Debt Balance	Debt Maturity and Interest Rate
North Point MarketCenter											
Suburban Atlanta, GA. .	1994	Prudential(5)	10.32%(25)	518,000 (18)	100%	99%	Target (20)	N/A	$ 58,173	$ 0	N/A
				60 Acres			Babies "R" Us (2012/2032)	50,275	$ 41,986		
				(401,000			Dick's Sporting Goods (2017/2037)	48,884			
				square feet			Marshalls (2010/2025)	40,000			
				and 49 acres			Hudson's Furniture (5) (2011/2021)	40,000			
				owned by			Linens 'n Things (2010/2025)	35,000			
				CP Venture			Regal Cinemas (2014/2034)	34,733			
				LLC)			Circuit City (2015/2030)	33,420			
							PetsMart, Inc. (2009/2029)	25,465			
Greenbrier MarketCenter											
Chesapeake, VA	1996	Prudential(5)	10.32%(25)	493,000(18)	100%	100%	Target (20)	N/A	$ 49,107	$ 0	N/A
				44 Acres			Harris Teeter, Inc. (2016/2036)	51,806	$ 35,436		
				(376,000 square			Best Buy (2015/2030)	45,106			
				feet and 36 acres			Bed, Bath & Beyond (2012/2027)	40,484			
				owned by			Babies "R" Us (2011/2021)	40,000			
				CP Venture			Stein Mart, Inc. (2011/2026)	36,000			
				LLC)			Barnes & Noble Superstores, Inc. (2012/2022)	29,974			
							PetsMart, Inc. (2011/2031)	26,040			
							Office Max (2011/2026)	23,484			
Los Altos MarketCenter											
Long Beach, CA	1996	Prudential(5)	10.32%(25)	182,000	100%	100%	Sears (20)	N/A	$ 32,864	$ 0	N/A
				(157,000 square			Circuit City (2017/2037)	38,541	$ 24,685		
				feet and 17 acres			Borders, Inc. (2017/2037)	30,000			
				owned by			Bristol Farms (5) (2012/2032)	28,200			
				CP Venture			CompUSA, Inc. (2011/2021)	25,620			
				LLC)							
Mansell Crossing Phase II											
Suburban Atlanta, GA. .	1996	Prudential(5)	10.32%(25)	103,000	100%	100%	Bed, Bath & Beyond (2012/2027)	40,787	$ 12,639	$ 0	N/A
				13 Acres			Ross Stores Inc. (2014/2034)	32,144	$ 9,238		
							Rooms To Go (2016/2036)	21,000			
Stand Alone Retail Sites Adjacent to Company's Retail Projects											
North Point (26)											
Suburban Atlanta, GA. .	1993	N/A	100%	11 Acres	100%	100%	N/A	N/A	$ 1,612	$ 0	N/A
									$ 1,470		

Lease Expirations — Retail

As of December 31, 2006, the Company's retail portfolio included 10 retail properties, excluding all properties currently under development and/or in lease-up. The weighted average remaining lease term of these retail properties was approximately 11 years as of December 31, 2006. Most of the major tenant leases in these retail properties provide for pass through of operating expenses and contractual rents which escalate over time. The leases expire as follows:

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016 & Thereafter	Total
Total (including only Company's % share of Joint Venture Properties):											
Square Feet Expiring	18,997	10,311	8,652	28,515	64,822	34,146	14,895	23,718	73,376	417,003	694,435
% of Leased Space	3%	1%	1%	4%	9%	5%	2%	4%	11%	60%	100%
Annual Contractual Rent (000's)(15)	$ 374	$ 260	$ 189	$ 635	$ 1,275	$ 639	$ 381	$ 503	$ 2,043	$ 6,857	$ 13,156
Annual Contractual Rent/Sq. Ft.(15)	$ 19.69	$ 25.21	$ 21.86	$ 22.26	$ 19.66	$ 18.71	$ 25.61	$ 21.23	$ 27.84	$ 16.44	$ 18.95
Wholly Owned:											
Square Feet Expiring	10,282	3,000	—	6,394	32,060	—	4,482	—	49,086	351,664	456,968(27)
% of Leased Space	2%	1%	0%	1%	7%	0%	1%	0%	11%	77%	100%
Annual Contractual Rent (000's)(15)	$ 173	$ 102	$ —	$ 210	$ 716	$ —	$ 108	$ —	$ 1,550	$ 5,793	$ 8,652
Annual Contractual Rent/Sq. Ft.(15)	$ 16.84	$ 33.88	$ —	$ 32.80	$ 22.33	$ —	$ 24.00	$ —	$ 31.58	$ 16.47	$ 18.93
Joint Venture:											
Square Feet Expiring	80,298	65,083	80,208	202,154	310,106	318,171	91,783	213,108	219,279	591,120	2,171,310(28)
% of Leased Space	4%	3%	4%	9%	14%	15%	4%	10%	10%	27%	100%
Annual Contractual Rent (000's)(15)	$ 1,840	$ 1,408	$ 1,728	$ 3,831	$ 5,195	$ 5,869	$ 2,402	$ 4,481	$ 4,385	$ 9,676	$ 40,815
Annual Contractual Rent/Sq. Ft.(15)	$ 22.92	$ 21.63	$ 21.55	$ 18.95	$ 16.75	$ 18.44	$ 26.18	$ 21.03	$ 20.00	$ 16.37	$ 18.80

Description and Location	Year Development Completed or Acquired	Venture Partner	Company's Ownership Interest	Square Feet and Acres	Percentage Leased as of December 31, 2006	Average 2006 Economic Occupancy(1)	Major Tenants (Lease Expiration/Options Expiration)	Major Tenants' Rentable Sq. Feet	Cost and Cost Less Depreciation and Amortization(2)	Debt Balance	Debt Maturity and Interest Rate
Industrial											
King Mill Distribution Park Building 3A, Phase I Suburban Atlanta, GA	2006	Weeks Properties Group	75%	417,000 22 Acres	100%	40% (29)	Simplicity Manufacturing, Inc. (2012/2017)	417,000	$13,610 $13,334	$2,625	8/30/08 9.0%

Lease Expirations — Industrial

As of December 31, 2006, the Company's industrial portfolio included one fully operational building in the King Mill Distribution Park — Building 3A, Phase I. The tenant lease in this building provides for pass through of operating expenses and contractual rents which escalate over time. The lease expires in 2012.

FOOTNOTES

(1) Average economic occupancy is calculated as the percentage of the property for which revenue was recognized during the year. If the property was purchased during the year, average economic occupancy is calculated from the date of purchase forward. If the project has an expansion that was under construction during the year, average economic occupancy for the expansion portion is only included after it becomes partially operational.

(2) Cost as shown in the accompanying table includes deferred leasing costs and other tangible related assets.

(3) 191 Peachtree Tower is treated as an operational property for financial reporting purposes, although the Company considers this property as a redevelopment project in some of its external reports and analyses. Also, the acreage numbers include 0.8 acres under a ground lease which expires in 2086.

(4) Approximately 0.18 acres of the total four acres of land at Inforum are under a ground lease expiring in 2068.

(5) Actual tenant or venture partner is an affiliate of the entity shown.

(6) These projects are owned either (1) through a joint venture with a third party providing a participation in operations and on sale of the property or (2) subject to a contract with a third party providing a participation in operations and on sale of the property, even though they may be shown as 100% owned.

(7) 100 North Point Center East and 200 North Point Center East were financed together as one non-recourse mortgage note payable.

(8) 333 North Point Center East and 555 North Point Center East were financed together as one recourse mortgage note payable.

(9) See "Additional Information Related to Operating Properties" following this table for more information related to 3100 Windy Hill Road.

(10) At Meridian Mark Plaza, 8,718 square feet of the Northside Hospital lease expires in 2008; 7,521 square feet of the Scottish Rite Hospital lease expires in 2009.

(11) Emory Crawford Long Medical Office Tower was developed on top of a building within the Crawford Long Hospital campus. The venture received a fee simple interest in the air rights above this building in order to develop the medical office tower.

(12) Presbyterian Medical Plaza at University is located on 1 acre, which is subject to a ground lease expiring in 2057.

(13) Approximately 23,359 square feet of the Novant Health, Inc. lease at Presbyterian Medical Plaza at University expires in 2007, with an option to renew through 2022.

(14) Where a tenant has the option to cancel its lease without penalty, the lease expiration date used in the Lease Expirations tables reflect the cancellation option date rather than the lease expiration date.

(15) Annual Contractual Rent excludes the operating expense reimbursement portion of the rent payable and percentage rents, if applicable. If the lease does not provide for pass through of such operating expense reimbursements, an estimate of operating expenses is deducted from the rental rate shown. The contractual rental rate shown is the estimated rate in the year of expiration.

(16) Rentable square feet leased as of December 31, 2006 out of approximately 2,828,000 total rentable square feet.

(17) Rentable square feet leased as of December 31, 2006 out of approximately 2,095,000 total rentable square feet.

(18) These retail centers also include outparcels which are ground leased to freestanding users.

(19) A portion of the project became partially operational in 2006, but a portion remains under construction and/or in lease-up as of December 31, 2006.

(20) This anchor tenant owns its own store and land.

(21) This tenant built and owns its own store and pays the Company under a ground lease.

(22) During 2006, these properties were contributed to CP Venture IV Holdings LLC. Cost and cost less depreciation and amortization reflects the venture's basis which was adjusted to fair market value at the time of the contribution.

(23) This loan was assumed by CP Venture IV Holdings LLC upon contribution of this property to CP Venture IV Holdings LLC and was adjusted to fair market value at the time of the contribution.

(24) Approximately 1.5 acres of the total acreage at The Avenue Peachtree City is under a ground lease expiring in 2024.

(25) The Company's economic interest in this property decreased in 2006 as a result of Prudential satisfying in full a note payable of CP Venture Two LLC.

(26) This project is currently under contract to sell, and the sale is anticipated to close in the first quarter of 2007.

(27) Gross leasable area leased as of December 31, 2006 out of approximately 492,000 total gross leasable area.

(28) Gross leasable area leased as of December 31, 2006 out of approximately 2,212,000 total gross leasable area.

(29) This building became operational during 2006.

Additional Information Related to Operating Properties

The 3100 Windy Hill Road building, a 188,000 rentable square foot building constructed as a training facility, occupies a 13-acre parcel of land which is wholly owned by the Company. The building was sold in 1983 to a limited partnership of private investors, at which time the Company received a leasehold mortgage note. The training facility land was simultaneously leased to the partnership for thirty years, along with certain equipment for varying periods. The building was leased by the partnership to IBM through November 30, 2006.

Effective January 1, 1997, based on the economics of the training facility lease, the Company determined it would receive substantially all of the economic risks and rewards from the property, mainly due to the short term remaining on the land lease and the mortgage note balance that would have to be paid off, with interest, at maturity. As such, the Company began consolidating the operations of the building and eliminated the mortgage note balance and activity under the land lease beginning January 1, 1997.

During 2006, the Company and the partnership amended the note and ground lease to, among other things, extend both to expire on January 1, 2010.

This property is currently vacant and the Company is attempting to re-lease the space. There can be no guarantee as to rental rates upon re-leasing or the period to lease-up, although the Company does not believe the property has any impairment in value.

Projects Under Development

The following details the office, multi-family, retail and industrial projects under development at December 31, 2006. Dollars are stated in thousands.

Project(1)	Company Owned GLA(2)	Total Project GLA(3)	Leased GLA (%) Total Project (Fully Executed)	Cousins' Ownership%	Approximate Total Cost	Cousins' Share of Total Cost	Cousins' Investment at 12/31/06	Actual or Projected Dates for Completion and Fully Operational/Sold
OFFICE/MULTI-FAMILY								
Terminus 100 (Atlanta, GA)	656,000	656,000	64%	100%	$ 170,400	$170,400	$113,564	const. - 2Q-07 fully operational 2Q-08
191 Peachtree Tower(5) (Atlanta, GA)	1,211,000	1,211,000	60%(4)	100%	231,500	231,500	155,070	fully stabilized - 4Q-10
Palisades West(6) (Austin, TX)								
Building 1	210,000	210,000	100%	50%				const. - 2Q-08 fully operational 2Q-08
Building 2	150,000	150,000	0%	50%				const. - 1Q-09 fully operational 4Q-09
Total — Palisades West	360,000	360,000			77,500	38,750	12,971(6)	
50 Biscayne(7) (Miami, FL)	529 units	529 units	N/A	40%	161,500	64,600	45,130	const. - 4Q-07 fully sold 1Q-08
TOTAL OFFICE/MULTI-FAMILY	2,227,000	2,227,000			640,900	505,250	326,735	
RETAIL								
The Avenue Carriage Crossing(8) (Suburban Memphis, TN)								
Phase I — Expansion	50,000	50,000	0%	100%				const. - 1Q-09 fully operational 1Q-10
Phase II	20,000	41,000	0%	100%				const. - 4Q-07 fully operational 2Q-08
Total — Avenue Carriage Crossing	70,000	91,000			13,900	13,900	2,804	

Project(1)	Company Owned GLA(2)	Total Project GLA(3)	Leased GLA (%) Total Project (Fully Executed)	Cousins' Ownership %	Approximate Total Cost	Cousins' Share of Total Cost	Cousins' Investment at 12/31/06	Actual or Projected Dates for Completion and Fully Operational/Sold
The Avenue Webb Gin (Suburban Atlanta, GA)								
Phase I	359,000	359,000	71%	100%	$	$	$	const. - 3Q-07 fully operational 4Q-07
Phase II	22,000	22,000	0%	100%				const. - 3Q-08 fully operational 4Q-08
Total - Webb Gin	381,000	381,000			84,000	84,000	69,757	const. - 2Q-07 fully operational 2Q-07
San Jose MarketCenter (San Jose, CA)	220,000	363,000	93%	100%	84,100	84,100	79,958	
Avenue Murfreesboro (Suburban Nashville, TN)								
Phases I and II	692,000	692,000	49%	50%				const. - 4Q-07 fully operational 4Q-08
Phase III	34,000	34,000	0%	50%				const. - 2Q-08 fully operational 2Q-09
Phase IV	28,000	28,000	0%	50%				const. - 4Q-09 fully operational 4Q-09
Phase V	56,000	56,000	0%	50%				const. - 1Q-10 fully operational 2Q-10
Total - Murfreesboro	810,000	810,000			153,100	76,550	11,976	
TOTAL RETAIL	1,481,000	1,645,000			335,100	258,550	164,495	
INDUSTRIAL								
King Mill Distribution Park (Suburban Atlanta, GA) Building 3 B	379,000	379,000	0%	75%	11,000	8,250	7,148	const. - 4Q-06 fully operational 2Q-07
Jefferson Mill Distribution Center (Suburban Atlanta, GA) Building A	459,000	459,000	0%	75%	14,900	11,175	6,197	const. - 1Q-07 fully operational 4Q-07
Lakeside Ranch Business Park (Dallas, TX) Building 20	749,000	749,000	47%	96.5%	26,400	25,476	17,766	const. - 2Q-07 fully operational 3Q-07
TOTAL INDUSTRIAL	1,587,000	1,587,000			52,300	44,901	31,111	
Accumulated Depreciation on Partially Operational Properties	—	—			—	—	(1,904)	
TOTAL PORTFOLIO	5,295,000	5,459,000			$1,028,300	$808,701	$520,437(9)	

(Notes to Development Table)

(1) This schedule includes all Office/Multi-Family, Retail and Industrial projects under construction or redevelopment from the commencement of construction or redevelopment until the projects become fully operational pursuant to accounting principles generally accepted in the United States. Single-family residential projects are included on a separate schedule in this report. Amounts included in the total cost column represent the estimated costs upon completion of the project and achievement of fully operational status. Significant estimation is required to derive these costs and the final costs may differ from these estimates. The projected dates for completion and fully operational status shown above are estimates and are subject to change as the projects proceed through the development process.

(2) Company Owned Gross Leasable Area ("GLA") includes square footage owned either directly by the Company or by a joint venture in which the Company is a partner.

(3) Total Project GLA includes anchor stores who may own their own property and other non-owned property contained within the named development.

(4) Leased square footage includes a lease with the Company of 62,000 square feet.

(5) 191 Peachtree Tower was purchased in 2006 and is under redevelopment and repositioning. It is treated as a development property for the purpose of this schedule, although its cost basis is included in operating properties on the Company's consolidated balance sheet.

(6) The Company is obligated to fund 50% of the project costs for the Palisades West Joint Venture. The Company made the majority of its initial equity contribution in the form of land; therefore, the Company's investment in this project at 12/31/06 is more than 50% of the costs spent to date.

(7) 95% of the units at 50 Biscayne are under non-cancelable third party contracts, 3% of the units are under cancelable contracts, and the remaining 2% of the units are under non-cancelable contracts to the Company's partner in the venture.

(8) A third party will share in the results of operations and any gain on sale of the property.

(9) Reconciliation to Consolidated Balance Sheet

Total Cousins' Investment per above schedule	$ 520,437
Less: Operating Property under redevelopment/repositioning	(155,070)
Less: Investment in unconsolidated joint ventures	
50 Biscayne	(45,130)
Palisades West	(12,971)
Avenue Murfreesboro	(11,976)
Add: Weeks 25% interest in King Mill Distribution Park — Bldg 3 B	2,383
Add: Weeks 25% interest in Jefferson Mill Distribution Center Bldg A	2,066
Add: Weeks 3.5% interest in Lakeside Ranch — Bldg 20	643
Consolidated projects under development per balance sheet	$ 300,382

Residential Projects Under Development

As of December 31, 2006, CREC, Temco Associates ("Temco") and CL Realty, L.L.C. ("CL Realty") owned the following parcels of land which are being developed into residential communities. Information in the table represents total amounts for the development as a whole, not the Company's share. Dollars are stated in thousands.

Description	Year Commenced	Estimated Project Life (In Years)	Estimated Total Lots to be Developed(1)	Developed Lots in Inventory	Lots Sold in Current Quarter	Lots Sold Year to Date	Total Lots Sold	Remaining Lots to be Sold	Cost Basis(2)
Cousins Real Estate Corporation (Consolidated)									
The Lakes at Cedar Grove(3) Fulton County Suburban Atlanta, GA	2001	11	906	8	18	107	675	231	$ 5,468
Callaway Gardens(4) Harris County Pine Mountain, GA	2006	6	567	—	—	—	—	567	1,584
Blalock Lakes Coweta County Newnan, GA	2006	9	399	—	—	—	—	399	17,657
Longleaf at Callaway(5) Harris County Pine Mountain, GA	2002	5	138	21	2	9	117	21	2,088
River's Call East Cobb County Suburban Atlanta, GA	1999	10	107	16	2	10	91	16	827
Total Consolidated			2,117	45	22	126	883	1,234	27,624

Description	Year Commenced	Estimated Project Life (In Years)	Estimated Total Lots to be Developed(1)	Developed Lots in Inventory	Lots Sold in Current Quarter	Lots Sold Year to Date	Total Lots Sold	Remaining Lots to be Sold	Cost Basis(2)
Temco (50% owned)(6)									
Bentwater Paulding County Suburban Atlanta, GA	1998	9	1,676	7	107	139	1,669	7	$ 649
The Georgian (75% owned) Paulding County Suburban Atlanta, GA	2003	10	1,386	266	4	29	282	1,104	20,953
Seven Hills Paulding County Suburban Atlanta, GA	2003	7	1,077	101	51	197	561	516	14,039
Happy Valley Paulding County Suburban Atlanta, GA	2004	2	110	—	—	110	110	—	—
Harris Place Paulding County Suburban Atlanta, GA	2004	4	27	11	1	2	16	11	772
Total Temco			4,276	385	163	477	2,638	1,638	36,413
CL Realty (50% owned)(6)									
Long Meadow Farms (37.5% owned) Fort Bend County Houston, TX	2003	10	2,712	132	114	231	518	2,194	23,149
Summer Creek Ranch Tarrant County Fort Worth, TX	2003	9	2,488	90	8	117	780	1,708	21,860
Bar C Ranch Tarrant County Forth Worth, TX	2004	8	1,181	34	23	104	143	1,038	8,316
Summer Lakes Fort Bend County Rosenberg, TX	2003	5	1,144	19	—	—	294	850	4,531

Description	Year Commenced	Estimated Project Life (In Years)	Estimated Total Lots to be Developed(1)	Developed Lots in Inventory	Lots Sold in Current Quarter	Lots Sold Year to Date	Total Lots Sold	Remaining Lots to be Sold	Cost Basis(2)
CL Realty continued									
Southern Trails (80% owned) . . . . Brazoria County Pearland, TX	2005	6	1,059	42	19	82	181	878	$ 12,082
Village Park(7) . . . . Collin County McKinney, TX	2003	5	569	45	26	126	311	258	7,821
Waterford Park . . . . Fort Bend County Rosenberg, TX	2005	3	493	—	—	—	—	493	6,272
Stonewall Estates (50% owned) . . . . Bexar County San Antonio, TX	2005	5	390	97	30	30	30	360	6,332
Manatee River Plantation . . . . Manatee County Tampa, FL	2003	5	457	109	24	81	348	109	3,796
Stillwater Canyon . . . . . Dallas County DeSota, TX	2003	5	336	30	17	64	201	135	2,279
Creekside Oaks . . . . Manatee County Bradenton, FL	2003	5	301	176	—	—	125	176	5,320
Blue Valley (25% owned) . . . . Cherokee & Fulton Counties Alpharetta, GA	2005	3	197	4	—	24	24	173	26,395
Village Park North(7) . . . Collin County McKinney, TX	2005	5	194	53	8	25	25	169	3,380
Bridle Path Estates . . . . Hillsborough County Tampa, FL	2004	7	87	—	—	—	—	87	4,205
West Park . . . . Cobb County Suburban Atlanta, GA	2005	3	82	—	—	21	21	61	4,533
Stonebridge(8) . . . . Coweta County Newnan, GA	2003	4	360	—	—	68	360	—	—
Total CL Realty . . .			12,050	831	269	973	3,361	8,689	140,271
Total			18,443	1,261	454	1,576	6,882	11,561	$204,308
Company Share of Total			8,820	549	192	708	3,440	5,331	$ 93,423
Company Weighted Average Ownership . .			48%	44%	42%	45%	50%	46%	46%

(1) This estimate represents the total projected development capacity for a development on both owned land and land expected to be purchased for further development. The numbers shown include lots currently developed or to be developed over time, based on management's current estimates, and lots sold to date from inception of development.

(2) Includes cost basis of land tracts as detailed on the Land Held for Investment or Future Development schedule.

(3) A third party has a participation in this project after certain thresholds are met.

(4) Callaway Gardens is owned in a venture, although the venture is consolidated with the Company. The partner is entitled to a share of the profits after the Company's capital is recovered.

(5) Longleaf at Callaway lots are sold to a home building venture, of which CREC is a joint venture partner. As a result of this relationship, the Company recognizes profits when houses are built and sold, rather than at the

time lots are sold, as is the case with the Company's other residential developments. As of December 31, 2006, 108 houses have been sold.

(6) CREC owns 50% of Temco Associates and CL Realty.

(7) CL Realty purchased the partner's interest in Village Park and Village Park North on July 31, 2006. Prior to this date, CL owned 60% and 75%, respectively, of the projects.

(8) CL Realty owned a 10% interest in Stonebridge, which it sold on July 18, 2006.

Land Held for Investment or Future Development

As of December 31, 2006, the Company owned or controlled the following land holdings either directly or indirectly through venture arrangements. The Company evaluates its land holdings on a regular basis and may develop, ground lease or sell portions of the land holdings if opportunities arise. Information in the table represents total amounts for the developable land area as a whole, not the Company's share, and for cost basis, reflects the venture's basis, if applicable. See Note 6 of Notes to Consolidated Financial Statements in Item 8 of this report for further information related to investments in unconsolidated joint ventures. Dollars are stated in thousands.

Description and Location(1)	Zoned Use	Company's Ownership Interest	Developable Land Area (Acres)	Year Acquired	Cost Basis(2)
North Point					
Suburban Atlanta, GA	Mixed Use	100%	67	1970-1985	$ 5,200
Wildwood Office Park					
Suburban Atlanta, GA	Office and Commercial	100%	27	1971-1989	883
King Mill Distribution Park(3)					
Suburban Atlanta, GA	Industrial	100%	140	2005	12,035
Land Adjacent to The Avenue Carriage Crossing(4)					
Memphis, TN	Retail and Commercial	100%	41	2004	4,899
Round Rock/Austin, Texas Land					
Austin, TX	Retail and Commercial	100%	45	2005	17,085
The Lakes at Cedar Grove(5)					
Suburban Atlanta, GA	Mixed Use	100%	10	2002	—(6)
Terminus					
Atlanta, GA	Mixed Use	100%	6	2005	24,565
505, 511, 555 & 557 Peachtree Street					
Atlanta, GA	Mixed Use	100%	1	2004-2006	6,253
615 Peachtree Street(7)					
Atlanta, GA	Mixed Use	100%	2	1996	10,044
Jefferson Mill Business Park(3)					
Suburban Atlanta, GA	Industrial and Commercial	100%	277	2006	14,027
Lakeside Ranch Business Park(8)					
Dallas, TX	Industrial and Commercial	96.5%	48	2006	6,399
TOTAL CONSOLIDATED LAND HELD FOR INVESTMENT OR FUTURE DEVELOPMENT					$101,390
TEMCO TRACTS(6)					
Seven Hills					
Suburban Atlanta, GA	Residential and Mixed Use	50%	85	2002-2005	$ —(6)
Happy Valley					
Suburban Atlanta, GA	Residential	50%	213	2003	2,135
Paulding County					
Suburban Atlanta, GA	Residential and Mixed Use	50%	6,384	2005	14,519
CL REALTY TRACTS					
Summer Creek Ranch					
Forth Worth, TX	Residential and Mixed Use	50%	374	2002	$ —(6)
Long Meadow Farms					
Houston, TX	Residential and Mixed Use	19%	114	2002	—(6)
Waterford Park					
Rosenberg, TX	Commercial	50%	37	2005	—(6)
Summer Lakes					
Rosenberg, TX	Commercial	50%	9	2003	—(6)
Village Park					
McKinney, TX	Residential	50%	5	2003-2005	—(6)
Padre Island					
Corpus Christi, TX	Residential and Mixed Use	50%	15	2005	11,539

Description and Location(1)	Zoned Use	Company's Ownership Interest	Developable Land Area (Acres)	Year Acquired	Cost Basis(2)
OTHER JOINT VENTURES					
Handy Road Associates, LLC					
Suburban Atlanta, GA	Large Lot Residential	50%	1,187	2004	$ 5,251
Wildwood Office Park					
Suburban Atlanta, GA	Office and Commercial	50%	32	1971-1989	21,875
Austin Research Park					
Austin, TX	Commercial	50%	6	1998	3,478
Total Acres			9,125		

(1) The following properties include adjacent building pads. The aggregate cost of these pads is included in Operating Properties in the Company's consolidated financial statements or the applicable joint venture's financial statements. The square footage of potential office buildings which could be built on the land is as follows:

	Ownership Interest	Square Footage
Ten Peachtree Place	50.0%	400,000
One Georgia Center	88.5%	300,000
The Points at Waterview	100.0%	60,000

(2) For consolidated properties, amount reflects the Company's basis. For joint venture properties, amount reflects the venture's basis.

(3) Weeks Properties Group, LLC has the option to invest up to 25% of project equity of any future industrial development on a portion of this land.

(4) This land was sold subsequent to December 31, 2006.

(5) This project is consolidated but a third party has a participation in the results of operations of this project.

(6) Residential communities with adjacent land that is intended to be sold to third parties in large tracts for residential, multi-family or commercial development. The basis of these tracts as well as lot inventory are included on the Residential Projects Under Development schedule.

(7) This property included a building and parking deck that were imploded in the third quarter of 2006. The cost basis includes costs associated with the demolition and clearing of the land for a future development.

(8) This project is owned through a joint venture with a third party who has contributed equity but the equity ownership and the allocation of the results of operations and/or gain on sale may be disproportionate to the equity ownership.

Other Investments

Air Rights Near the CNN Center. The Company owns a leasehold interest in the air rights over the approximately 365,000 square foot CNN Center parking facility in Atlanta, Georgia, adjoining the headquarters of Turner Broadcasting System, Inc. and Cable News Network. The air rights are developable for additional parking or office use. The Company's net carrying value of this interest is $0.

Item 3. Legal Proceedings

The Company is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted for a vote of the security holders during the fourth quarter of the Registrant's fiscal year ended December 31, 2006.

Item X. Executive Officers of the Registrant

The Executive Officers of the Registrant as of the date hereof are as follows:

Name	Age	Office Held
Thomas D. Bell, Jr.	57	President, Chief Executive Officer and Chairman of the Board of Directors
Daniel M. DuPree	60	Vice Chairman of the Company
R. Dary Stone	53	Vice Chairman of the Company
James A. Fleming	48	Executive Vice President and Chief Financial Officer
Craig B. Jones	55	Executive Vice President and Chief Investment Officer
Lawrence L. Gellerstedt III	50	Senior Vice President and President of the Office/Multi-Family Division
John D. Harris, Jr.	47	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Robert M. Jackson	39	Senior Vice President, General Counsel and Corporate Secretary
John S. McColl	44	Senior Vice President — Office/Multi-Family Division
Joel T. Murphy	48	Senior Vice President and President of the Retail Division
Forrest W. Robinson	55	Senior Vice President and President of the Industrial Division
Bruce E. Smith	59	Senior Vice President and President of the Land Division

Family Relationships:

Thomas G. Cousins was the Chairman of the Board of Directors from January 1, 2006 until December 7, 2006, when he retired. Lillian C. Giornelli, Mr. Cousins' daughter, is a director of the Company. There are no other family relationships among the Executive Officers or Directors.

Term of Office:

The term of office for all officers expires at the annual stockholders' meeting. The Board retains the power to remove any officer at any time.

Business Experience:

Mr. Bell has served as the President and Chief Executive Officer of the Company since January 2002. He has also served as Chairman of the Executive Committee and Chairman of the Board since June 2000 and December 2006, respectively. Prior to becoming Chairman of the Board in December 2006, he served as Vice Chairman of the Board beginning in June 2000. He was a Special Limited Partner with Forstmann Little & Co. from January 2001 until January 2002. He was Worldwide Chairman and Chief Executive Officer of Young & Rubicam, Inc. from January 2000 to November 2000; President and Chief Operating Officer of Young & Rubicam, Inc. from August 1999 to December 1999; and Chairman and Chief Executive Officer of Young & Rubicam Advertising from September 1998 to August 1999. Mr. Bell is also a director of Regal Entertainment Group, AGL Resources, Inc., and the United States Chamber of Commerce and a Trustee of Emory University Healthcare.

Mr. DuPree rejoined the Company in March 2003 as Vice Chairman of the Company. During his previous tenure with the Company from October 1992 until March 2001, he became Senior Vice President in April 1993, Senior Executive Vice President in April 1995 and President and Chief Operating Officer in November 1995. From September 2002 until February 2003, Mr. DuPree was Chief Executive Officer of Barry Real Estate Companies, a privately held development firm.

Mr. Stone joined the Company in June 1999 as President of Cousins Stone LP, a venture in which the Company purchased a 50% interest in June 1999. In July 2000, the Company purchased an additional 25% interest in Cousins Stone LP and in February 2001, the Company purchased the remaining 25% interest. The name Cousins Stone LP was changed to Cousins Properties Services LP in August 2001. Mr. Stone was President and Chief Operating Officer of the Company from February 2001 to January 2002 and was a Director of the Company from 2001 to 2003. Effective January 2002, he relinquished the positions of President and Chief Operating Officer and assumed the position of President — Texas. In February 2003, he became Vice Chairman of the Company.

Mr. Fleming joined the Company in July 2001 as Senior Vice President, General Counsel and Secretary. He became Executive Vice President and Chief Financial Officer in August 2004. He was a partner in the Atlanta law firm of Fleming & Ray from October 1994 until July 2001. Prior to that he was a partner at Long Aldridge & Norman, where he served as Managing Partner from 1991 through 1993.

Mr. Jones joined the Company in October 1992 and became Senior Vice President in November 1995 and President of the Office Division in September 1998. He became Executive Vice President and Chief Administrative Officer in August 2004 and served in that capacity until December 2006 when he assumed the role of Executive Vice President and Chief Investment Officer. From 1987 until joining the Company, he was Executive Vice President of New Market Companies, Inc. and affiliates.

Mr. Gellerstedt joined the Company in July 2005 as Senior Vice President and President of the Office/Multi-Family Division. From 2003 to 2005, Mr. Gellerstedt was Chairman and CEO of The Gellerstedt Group. From 2001 to 2003, he was President and COO of The Integral Group, LLC.

Mr. Harris joined the Company in February 2005 as Senior Vice President and Chief Accounting Officer. From 1994 to 2003, Mr. Harris was employed by JDN Realty Corporation, most recently serving as Senior Vice President, Chief Financial Officer, Secretary, and Treasurer. Beginning in 2004, Mr. Harris was the Vice President and Corporate Controller for Wells Real Estate Funds, Inc. Prior to 1994, Mr. Harris was employed by Ernst & Young LLP, most recently serving as Senior Manager.

Mr. Jackson joined the Company in December 2004 as Senior Vice President, General Counsel and Corporate Secretary. From February 1996 to December 2004, he was an associate and then a partner with the Atlanta-based law firm of Troutman Sanders LLP.

Mr. McColl joined the Company in April 1996 as Vice President. He joined the Cousins/Richmond Division in February 1997 and was promoted in May 1997 to Senior Vice President. He joined the Office Division in September 2000.

Mr. Murphy joined the Company in October 1992 and became Senior Vice President of the Company and President of the Retail Division in November 1995. From 1990 until joining the Company, he was Senior Vice President of New Market Companies, Inc. and affiliates.

Mr. Robinson joined the Company in May 2004 as Senior Vice President and President of the Industrial Division. Prior to joining the Company, he was Senior Vice President and President of Codina Group from March 2001 to April 2004. From 1999 to 2001, he was Senior Vice President of Duke Realty Company.

Mr. Smith joined the Company in May 1993 as Senior Vice President and President of the Land Division. From 1983 until joining the Company, he held several positions with Arvida Company, including President of the Atlanta Division and President of the Texas Division.

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

Market Information

The high and low sales prices for the Company's common stock and cash dividends declared per common share were as follows:

	2006 Quarters				2005 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
High	$ 33.99	$ 33.49	$ 34.89	$ 38.77	$ 31.24	$ 30.15	$ 33.50	$ 30.75
Low	27.87	29.02	29.64	33.13	25.28	25.36	27.70	27.04
Dividends Declared:								
Regular	.37	.37	.37	.37	.37	.37	.37	.37
Special	—	—	—	3.40	—	—	—	—
Payment Date:								
Regular	2/22/06	5/30/06	8/25/06	12/22/06	2/22/05	5/27/05	8/25/05	12/22/05
Special	—	—	—	12/01/06	—	—	—	—

Holders

The Company's common stock trades on the New York Stock Exchange (ticker symbol CUZ). At February 23, 2007, there were 1,166 common stockholders of record.

Purchases of Equity Securities

The following table contains information about the Company's purchases of its equity securities during the fourth quarter of 2006:

	Purchases Outside Plan		Purchases Inside Plan	
	Total Number of Shares Purchased(1)	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plan(2)	Maximum Number of Shares That May Yet Be Purchased Under Plan(2)
October 1-31	5,122	$35.76	—	5,000,000
November 1-30	66,664	35.75	—	5,000,000
December 1-31	45,890	36.02	—	5,000,000
Total	117,676	$35.86	—	5,000,000

(1) The purchases of equity securities that occurred during the fourth quarter of 2006 related to shares remitted by employees as payment for income taxes due in conjunction with restricted stock grants or option exercises or as payment for option exercises.

(2) On May 9, 2006, the Board of Directors of the Company authorized a stock repurchase plan, which expires May 9, 2009, of up to 5,000,000 shares of the Company's common stock. No purchases were made under this plan in the fourth quarter of 2006.

Performance Graph

The following graph compares the five-year cumulative total return of Cousins Properties Incorporated Common Stock with the Hemscott Group Index, NYSE Market Index, S&P 500 Index and NAREIT Equity REIT Index. The Hemscott Group Index, formerly the CoreData Group Index, is published by Hemscott PLC and is comprised of publicly-held REITs. The graph assumes a $100 investment in each of the indices on December 31, 2001 and the reinvestment of all dividends.



COMPARISON OF CUMULATIVE TOTAL RETURN OF ONE OR MORE COMPANIES, PEER GROUPS, INDUSTRY INDICES AND/OR BROAD MARKETS

Company/Index/Market	Fiscal Year Ended					
	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
Cousins Properties Incorporated	100.00	107.67	151.41	195.25	192.35	274.99
Hemscott Group Index	100.00	97.13	127.21	169.08	179.02	234.85
S&P Composite	100.00	77.90	100.25	111.15	116.61	135.03
NYSE Market Index	100.00	81.69	105.82	119.50	129.37	151.57
NAREIT Equity Index	100.00	103.82	142.37	187.33	210.12	283.78

Item 6. *Selected Financial Data*

The following selected financial data sets forth consolidated financial and operating information on a historical basis. This data has been derived from the Company's consolidated financial statements, and should be read in conjunction with the consolidated financial statements and notes thereto included in "Item 8 Financial Statements and Supplementary Data."

	For the Years Ended December 31,				
	2006	2005	2004	2003	2002
	($ in thousands, except per share amounts)				
Rental property revenues	$ 90,305	$ 79,223	$ 84,384	$ 89,814	$ 87,705
Fee income	35,465	35,198	29,704	29,001	28,853
Residential lot, multi-family and outparcel sales	40,418	33,166	16,700	12,945	9,126
Interest and other	3,673	2,431	4,660	5,750	5,010
Total revenues	169,861	150,018	135,448	137,510	130,694
Rental property operating expenses	36,103	30,173	28,389	28,879	27,227
Depreciation and amortization	32,415	27,289	30,115	33,599	31,815
Residential lot, multi-family and outparcel cost of sales	32,154	25,809	12,007	10,022	7,309
Interest expense	11,119	9,094	14,623	22,576	27,041
Loss on debt extinguishment	18,207	—	—	—	3,501
General, administrative and other expenses	61,401	57,141	48,877	42,673	40,550
Total expenses	191,399	149,506	134,011	137,749	137,443
Provision for income taxes from operations	(4,193)	(7,756)	(2,744)	(2,596)	(1,526)
Minority interest in income of consolidated subsidiaries	(4,130)	(3,037)	(1,417)	(1,613)	(1,589)
Income from unconsolidated joint ventures	173,083	40,955	204,493	24,620	26,670
Gain on sale of investment properties, net of applicable income tax provision	3,012	15,733	118,056	100,558	6,254
Income from continuing operations	146,234	46,407	319,825	120,730	23,060
Discontinued operations	86,457	3,334	87,959	121,431	24,812
Preferred dividends	(15,250)	(15,250)	(8,042)	(3,358)	—
Net income available to common stockholders	$ 217,441	$ 34,491	$ 399,742	$ 238,803	$ 47,872
Basic net income from continuing operations per common share	$ 2.58	$ .62	$ 6.36	$ 2.43	$ .47
Basic net income per common share	$ 4.29	$ .69	$ 8.16	$ 4.94	$ .97
Diluted net income from continuing operations per common share	$ 2.49	$ .60	$ 6.11	$ 2.38	$ .46
Diluted net income per common share	$ 4.14	$ .67	$ 7.84	$ 4.83	$ .96
Cash dividends declared per common share	$ 4.88	$ 1.48	$ 8.63	$ 3.55	$ 1.48
Total assets (at year-end)	$1,196,753	$1,188,274	$1,026,992	$1,140,414	$1,248,077
Notes payable (at year-end)	$ 315,149	$ 467,516	$ 302,286	$ 497,981	$ 669,792
Stockholders' investment (at year-end)	$ 625,915	$ 632,280	$ 659,750	$ 578,777	$ 408,884
Common shares outstanding (at year-end)	51,748	50,665	50,092	48,835	48,386

In periods prior to 2006, the Company recorded reimbursements of salary and benefits of on-site employees pursuant to management agreements with third parties as reductions of general and administrative expenses. In 2006, the Company began recording these reimbursements in Fee Income on the Consolidated Statements of Income and reclassified prior period amounts to conform to the 2006 presentation. As a result, Fee Income and

General and Administrative Expenses have increased by $15.1 million in 2005, $13.2 million in 2004, $10.6 million in 2003 and $10.6 million in 2002, when compared to amounts previously reported.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Selected Financial Data included in Item 6 and the Consolidated Financial Statements and Notes thereto included in Item 8 of this Annual Report on Form 10-K.

Overview of 2006 Performance and Company and Industry Trends. During 2006, the Company continued to execute its strategy of developing high quality real estate and harvesting the value of more mature projects through sale or contribution to joint ventures. The Company invested approximately $494 million in development or predevelopment projects, land acquisitions or operating properties including eight new projects that upon completion are estimated to result in an aggregate investment of $476 million. The Company or its joint ventures also sold six properties, several land tracts and contributed five properties to a joint venture that resulted in proceeds of approximately $824 million. These proceeds were used to fund current developments and acquisitions, to reduce indebtedness, thereby creating additional capacity to reinvest capital into new development projects, and to pay a special dividend to common stockholders in the amount of $3.40 per share. As a result of this activity, the Company's consolidated aggregate indebtedness decreased from $468 million at December 31, 2005 to $315 million at December 31, 2006 and the consolidated debt to total market capitalization ratio decreased from 22% at December 31, 2005 to 13% at December 31, 2006. The Company believes that these relatively low debt levels provide it with the ability to fund its development pipeline for the foreseeable future.

In 2006, the Company completed substantial construction and commenced operations of San Jose Market-Center, The Avenue Webb Gin (Phase I), the second phase of The Avenue West Cobb, and Building 3A of King Mill Distribution Park. In addition, the Company completed construction and closed the sale of all units in 905 Juniper, its first multi-family project. The Company acquired land and commenced construction of projects in each of the Company's operating divisions in 2006. The Office/Multi-Family Division began construction of its Palisades West project in Austin and acquired 191 Peachtree Tower, a 1.2 million square foot office building in Downtown Atlanta. The Retail Division began construction of The Avenue Murfreesboro near Nashville, with a joint venture partner and received final approvals to commence the first phase of The Avenue Forsyth, just north of Atlanta. The Industrial Division began Jefferson Mill Distribution Center, just north of Atlanta and, with a joint venture partner, commenced construction of Lakeside Ranch, a project in Dallas. The Land Division began construction of Blalock Lakes, a community south of Atlanta, and an additional phase of its Callaway Gardens project with a joint venture partner.

As these new products were being created, the Company and its joint ventures sold three assets and contributed five assets into a joint venture to capture the value of these properties in what management believed to be favorable market conditions. From its Office portfolio, the Company sold Bank of America Plaza and Frost Bank Tower. The Retail Division sold The Avenue of the Peninsula, a property in Southern California that it acquired and converted into its Avenue format in 1999. The Company also formed a venture with an institutional investor and contributed five retail properties while the investor contributed cash to be used for future development by the Company. This transaction allowed the Company to realize a value for these assets significantly in excess of their original cost.

Consistent with past practices, the Company returned a portion of the proceeds from its 2006 sales transactions to common stockholders in the form of a special dividend in the fourth quarter. This dividend represents the third such dividend the Company has paid since 2003, the total of which is $12.62 per share. When combined with its regular quarterly dividends of $0.37 per share over this same period, the Company has paid an aggregate of $18.54 per share in dividends to common stockholders since January of 2003.

Also in 2006, the Company experienced a decline in its residential lot business as a result of an overall softening of the housing markets in which the Company does business. The Company's markets that were most affected were Tampa and Texas. The Tampa area has recently experienced an expansion of completed home inventories and a decline in new home closings. While we expect housing demand to return to this market in the future because of job growth and migration of retirees to the area, the large inventories caused a slow down in builders purchasing the Company's lots. The Texas markets were adversely affected. Management expects these

adverse conditions to continue in 2007. While management is optimistic about the long term profitability of its lot business in general and in these markets in particular, it is unable to determine when market conditions will turn more favorable for the Company.

The Company's strategy is to annually invest $200 million to $400 million in development projects. Years such as 2006 provide more opportunities than others; however, the Company's product diversity and the ability of management to understand and react to changing trends in the real estate markets should improve its ability to continue to develop through the changing real estate cycles.

With its expanded development pipeline, the Company will need to perform at a high level in order to deliver the projects discussed above, and any future projects it undertakes, on schedule and at the returns expected at the beginning of the projects. The Company believes that it has developed appropriate systems and that it has experienced development and construction professionals managing these projects, which should help to mitigate the risks inherent in the development and leasing process. As a real estate company, the Company is dependent upon certain conditions outside of its control to create value for its stockholders through development. These conditions include demand for its products as well as favorable interest rates and the availability of capital to fund its projects. In addition, the general economic environment for its customers may affect the ability of the Company to complete sales or leasing of its developments and may affect the amount of development that the Company undertakes in future years and the ultimate results of its current development projects.

Looking to 2007 and beyond, there are both positive and negative macro economic factors that will likely affect the Company's business. Management believes that above average population and job growth in its core markets will have a positive impact on future development opportunities and on the profitability of these projects. In the near term, management believes that additional supply of recently completed office, retail, multi-family and industrial projects in its core markets will put pressure on rent growth and unit sales prices for multi-family product. In addition, the rise in land prices and construction costs, without a corresponding rise in rental rates, will make it more difficult to maximize returns on the Company's projects.

The Company, however, sees opportunity in mixed use developments as recent demographic trends show that individuals are seeking locations where they can live, work and seek entertainment. Management believes that the Company, with its multiple divisions, is positioned to act on this demographic shift and expects to add additional mixed use projects to its development pipeline in the near term.

The Company intends to be cautious in 2007 about new multi-family projects because of a recent slowdown in sales activity in certain markets, but management is optimistic about opportunities in this product type over the next five years as a result of favorable demographics. Likewise management believes that the problems in the housing sector that have caused the Company's lot sales to slow will turn and that there will continue to be opportunities for new residential lot developments over the long term for which the Company is well positioned.

Management also believes that in the event of rising capitalization rates, its strategy of creating value through development should allow it to compare favorably with other real estate companies who acquire completed properties for income and future market appreciation. Unlike these companies, management believes that if it is successful in identifying development opportunities that meet its underwriting criteria, it can continue to create value for stockholders in higher capitalization rate environments by capitalizing on the value it creates above cost during the process. While this trend may make it less profitable to dispose of mature income producing assets, management believes that its conservative capital structure will provide it with other opportunities to raise capital needed for development.

Two of the traditional financial metrics for evaluating a REIT are funds from operations ("FFO") and FFO growth. As the Company recycles capital from stabilized assets into development projects in order to create value and enhance stockholder returns over the long term, its FFO generally decreases in the short run. This reduction in FFO results from either the distribution of capital to stockholders or the redeployment of capital into development assets that will ultimately result in value creation and higher yields, but are not yet producing income. Therefore, management believes that it is important not to place too much emphasis on the traditional FFO measures, but instead to look at the value the Company creates through its development and leasing activities and the impact this value creation will have on the Company's net asset value.

For the foreseeable future, the Company expects to continue to pursue its business model by focusing much of its efforts on creating value through development. Management believes that this strategy has been successful in the past and should continue to maximize the total return to stockholders.

Critical Accounting Policies. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and the Notes to Consolidated Financial Statements included in Item 8 herein include a summary of the significant accounting policies for the Company. A critical accounting policy is one which is both important to the portrayal of a company's financial condition and results of operations and requires significant judgment or complex estimation processes. The Company is in the business of developing, owning and managing office, retail and industrial real estate properties, developing multi-family residential units, and developing single-family residential communities which are parceled into lots and sold to various home builders. The Company's critical accounting policies relate to its long lived assets, including cost capitalization, acquisition of operating property, depreciation and amortization, and impairment of long-lived assets (including investments in unconsolidated joint ventures); revenue recognition, including residential lot sales, land tract sales, multi-family residential unit sales and valuation of receivables; and to accounting for investments in non-wholly owned entities.

Long-Lived Assets

Cost Capitalization. The Company is involved in all stages of real estate development. The Company expenses predevelopment expenses incurred on a potential project until it becomes probable (more likely than not at the point the decision is made) that the project will go forward. After the Company determines the project is probable, all subsequently incurred predevelopment costs, as well as interest, real estate taxes and certain internal personnel and associated costs directly related to the project under development, are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34 "*Capitalization of Interest Cost*" and SFAS No. 67 "*Accounting for Costs and the Initial Rental Operations of Real Estate Properties.*" If the project's probability comes into question, a reserve may be placed on the assets. If the decision is made to abandon development of a project that had been deemed probable, all previously capitalized costs are expensed or charged against the reserve, if one was established. Therefore, a change in the probability of a project could result in the expensing of significant costs incurred for predevelopment activity. The Company had approximately $17.5 million of capitalized predevelopment assets as of December 31, 2006.

At the time the Company determines that a development project is probable, the Company estimates the time and cost of construction to complete the project. A change in the estimated time and cost of construction could adversely impact the return on the project and the amount of value created from the development of the project. Additionally, determination of when construction of a project is substantially complete and held available for occupancy requires judgment. In accordance with SFAS Nos. 34 and 67, the Company capitalizes direct and related indirect project costs associated with development projects during the construction period. Once a project is deemed substantially complete and held for occupancy, subsequent carrying costs, such as real estate taxes, interest, internal personnel and associated costs, are expensed as incurred. The Company considers projects and/or project phases substantially complete and held for occupancy at the earlier of the date on which the phase reached occupancy of 95% or one year from the issuance of a certificate of occupancy. The Company's judgment of the date the project is substantially complete has a direct impact on the Company's operating expenses and net income for the period.

Acquisition of Operating Property. In addition to developing properties for investment purposes, the Company also occasionally acquires completed and operating properties. The Company allocates the purchase price of operating properties acquired to land, building, tenant improvements and identifiable intangible assets and liabilities based upon relative fair value at the date of acquisition in accordance with SFAS No. 141, "*Accounting for Business Combinations,*" which requires considerable judgment. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates. Estimates of future cash flows are based on a number of assumptions including hypothetical expected lease-up periods, known and anticipated trends, and local market and economic conditions, including probability of lease renewal and estimated lease terms. The fair value of the tangible assets of an acquired operating property, including land, building and tenant improvements, considers the value of the property as if it were vacant. Intangible assets can consist of above

or below market tenant and ground leases, customer relationships and the value of in-place leases. Tangible and intangible assets are amortized over their respective expected lives. If management uses incorrect assumptions, thereby incorrectly allocating acquisition cost to the different components or assigns an incorrect amortization period to any asset, then net income may not be reflected properly.

Depreciation and Amortization. Real estate assets are depreciated or amortized over their estimated useful lives using the straight-line method of depreciation. Management uses its judgment when estimating the life of the real estate assets and when allocating development project costs. Historical data, comparable properties and replacement costs are some of the factors considered in determining useful lives and cost allocations. If management incorrectly estimates the useful lives of the Company's real estate assets or if cost allocations are not appropriate, then depreciation and amortization may not be reflected properly in the Company's results of operations.

Impairment. The Company periodically evaluates its real estate assets to determine if there has been any impairment in the carrying values of its held for use assets and records impairment losses if the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The evaluation of real estate assets involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. For example, future cash flows from properties are estimated using expected market rental rates, anticipated leasing results and potential sales results. A change in assumptions concerning future economic events could result in an adverse change in the value of a property and cause an impairment to be recorded. The Company has analyzed all real estate assets that had indicators of impairment and has determined that the carrying value of all real estate assets on the accompanying Consolidated Balance Sheets does not exceed undiscounted cash flows estimated to be generated by those assets. Based on this analysis, no impairment losses were required to be recorded. Unconsolidated joint ventures follow the same impairment assessment of their properties as the Company. Additionally, the Company evaluates its investments in joint ventures, if indicators warrant the need for a review, utilizing a discounted cash flow calculation. If the calculation results in a lower amount than the carrying value of the investment, the Company determines whether the impairment is other than temporary and records an adjustment, if needed. The Company also evaluates its goodwill annually, which requires certain estimates and judgments, specifically related to the fair value of its reporting segments. Based on the Company's analysis, no impairment losses were required to be recorded.

Revenue Recognition

Residential Lot and Land Tract Sales. In its determination of the gross profit recognized on its residential lot and land tract sales, the Company utilizes several estimates. Gross profit percentages are calculated based on the estimated lot sales prices and the estimated costs of the development or on the estimated total land tract sales and any estimated development or improvement costs. The Company must estimate the prices of the lots or land tracts to be sold, the costs to complete the development of the residential community or the land improvements and the time period over which the lots or land tracts will ultimately be sold. If the Company's estimated lot or land tract sales, timing or costs of development, or the assumptions underlying all, were to be revised or be rendered inaccurate, it could affect the overall profit recognized on these sales.

Multi-family Residential Unit Sales. If a certain threshold of non-refundable deposits are obtained upon sale of a multi-family residential unit and other factors are met, the Company recognizes profits of multi-family residential units on the percentage of completion method. Therefore, sales on these units are recognized before the contract actually closes and before the entire sales price is obtained. If the Company determines there is a risk that the remaining sales price is uncollectible, an allowance for doubtful accounts may be created. The Company assesses the collectibility of the full sales price at closing by reviewing the overall market conditions in the specific area of each project as well as the market for re-sales of individual units at each project. These factors, combined with the amount of the non-refundable deposits and an assessment of the buyer's financial condition, allow the Company to assess the likelihood that the buyer will ultimately pay the contractual purchase price at closing. Additionally, cost of sales are recognized using the estimated profit percentage during construction of the project, which percentage could change significantly during the course of development. The percentage of completion method involves significant estimates, particularly in determining the profit percentage to be realized on the overall project, the percentage that construction is complete at reporting periods during the project, and judgments as to the

collectibility of unit purchase prices upon completion. If the Company inaccurately estimates costs to construct the project, the estimated profit percentage is ultimately incorrect or if its judgments regarding collectibility are incorrect, actual final results could differ from previously estimated results. See Discussion of New Accounting Pronouncements below for a new pronouncement affecting future sales recognition for multi-family residential units.

Valuation of Receivables. Receivables, including straight-line rent receivables, are reported net of an allowance for doubtful accounts and may be uncollectible in the future. The Company reviews its receivables regularly for potential collection problems in computing the allowance recorded against its receivables. This review process requires the Company to make certain judgments regarding collectibility, notwithstanding the fact that ultimate collections are inherently difficult to predict. A change in the judgments made could result in an adjustment to the allowance for doubtful accounts with a corresponding effect on net income.

Accounting for Non-Wholly Owned Entities

The Company holds ownership interests in a number of ventures with varying structures. The Company evaluates all of its partnership interests and other variable interests to determine if the entity is a variable interest entity ("VIE"), as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46 R. If the venture is a VIE and in its judgment the Company is determined to be the primary beneficiary, the Company consolidates the assets, liabilities and results from operations of the VIE.

For entities that are not determined to be VIEs, the Company evaluates whether or not the Company has control or significant influence over the joint venture to determine the appropriate consolidation and presentation. Non-VIEs under the Company's control are consolidated and non-VIEs in which the Company can exert significant influence over, but does not control, are accounted for under the equity method of accounting.

The Company recognizes minority interest on its Consolidated Balance Sheets for non-wholly owned entities which the Company consolidates. The minority partner's share of current operations is reflected in Minority Interest in Income of Consolidated Subsidiaries on the Consolidated Statements of Income.

Contributions to unconsolidated joint ventures are recorded as Investments in Unconsolidated Joint Ventures, and subsequently adjusted for income from unconsolidated joint ventures and cash contributions and distributions. Any difference between the carrying amount of these investments on the Company's balance sheet and the underlying equity in net assets on the joint venture's balance sheet is amortized as an adjustment to income from unconsolidated joint ventures over the life of the related asset. If the Company's judgment as to the existence of a VIE, the primary beneficiary of the VIE, and the extent of influence and control over a non-VIE is incorrect, the presentation of the balance sheet and results of operations could be incorrect.

Discussion of New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Income Tax Uncertainties"* ("FIN 48"). FIN 48 defines the threshold for recognizing tax return positions in the financial statements as those which are "more-likely-than-not" to be sustained upon examination by the taxing authority. FIN 48 also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties, accounting for income tax uncertainties in interim periods and the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective January 1, 2007 for the Company. The Company does not anticipate the effect of adopting the provisions of FIN 48 will be material to its financial position or results of operations.

In November 2006, the FASB ratified the consensus in Emerging Issues Task Force ("EITF") Issue No. 06-08, *"Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums,"* which provides guidance for determining the adequacy of a buyer's continuing investment and the appropriate profit recognition in the sale of individual units in a condominium project. This issue requires that companies evaluate the adequacy of a buyer's continuing investment in recognizing condominium revenues on the percentage of completion method by applying paragraph 12 of SFAS No. 66 to the level and timing of deposits received on contracts for condominium sales. This rule is

effective for the Company on January 1, 2008 and earlier adoption is permitted. While the Company has not analyzed in detail the effects of adoption of this standard on future results of operations or decided whether to elect early adoption of the standard, management believes that some of its existing condominium contracts would not meet the requirements for percentage of completion accounting and would, under the new standard, be accounted for on the completed contract method, which would result in later recognition of revenues than the Company has historically presented.

The SEC issued Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,*" ("SAB 108") in September 2006. This statement requires that registrants analyze the effect of financial statement misstatements on both their balance sheet and their income statement and contains guidance on correcting errors under this approach. The Company adopted SAB 108 on December 31, 2006 and, in accordance with the initial application provisions of SAB 108, adjusted retained earnings effective January 1, 2006. This adjustment was comprised of an overstatement of deferred tax liabilities, an overstatement of investment in unconsolidated joint ventures and an understatement of accounts payable and accrued liabilities for compensated absences. All of these adjustments were considered immaterial individually and in the aggregate in prior years based on the Company's historical method of determining materiality. See Note 15 of Notes to Consolidated Financial Statements in Item 8 for more information.

Results of Operations For The Three Years Ended December 31, 2006.

General. Historically, the Company's financial results have been significantly affected by sale transactions and the fees generated by, and start-up operations of, major real estate developments. These types of transactions and developments do not necessarily recur. Accordingly, the Company's historical financial statements may not be indicative of future operating results.

In addition, in periods prior to 2006, the Company recorded reimbursements of salary and benefits of on-site employees pursuant to management agreements with third parties and joint ventures as reductions of general and administrative expenses. In 2006, the Company began recording these reimbursements in Fee Income on the Consolidated Statements of Income and reclassified prior period amounts to conform to the 2006 presentation. As a result, Fee Income and General and Administrative Expenses have increased by $15.1 million in 2005 and $13.2 million in 2004 when compared to amounts previously reported.

Rental Property Revenues. Summary. Rental property revenues increased $11.1 million between 2005 and 2006 and decreased by $5.2 million between 2004 and 2005. The Company sold a significant number of office buildings in 2004, some of whose operations were not reclassified to discontinued operations due to continuing involvement with the properties in the form of property management. The Company also had declines during the last three years in some of the leased percentages of its office assets, although several leased percentages increased during 2006. In addition, the Company purchased a 1.2 million square foot office building, 191 Peachtree Tower, during 2006. The Company also opened several retail centers during 2006 that increased rental property revenues. The retail increases were partially offset by the contribution of five retail centers to a joint venture with Prudential in June 2006, CP Venture IV Holdings, LLC ("CPV IV"). The Company's share of results of operations from these properties is reflected in income from unconsolidated joint ventures on the statement of income, since they are now accounted for using the equity method.

Comparison of Year Ended December 31, 2006 to 2005.

Rental property revenues from continuing operations of the office portfolio increased approximately $5.6 million between 2005 and 2006 as a result of the following:

- Increase of $5.5 million related to the purchase of 191 Peachtree Tower and the purchase of Cosmopolitan Center;
- Increase of $1.6 million related to One Georgia Center as its average economic occupancy increased from 19% in 2005 to 37% in 2006;
- Decrease of approximately $1.5 million related to 615 Peachtree Street, which was taken out of service as an operating property in 2006, the building imploded, and the land is now held for potential future development or sale; and

- Decrease of approximately $1.2 million for 3301 Windy Ridge Parkway, as its average economic occupancy decreased from 100% in 2005 to 42% in 2006.

Rental property revenues from continuing operations of the retail portfolio increased approximately $4.9 million between 2005 and 2006 as a result of the following:

- Increase of $15.4 million related to the openings of San Jose MarketCenter and The Avenue Webb Gin in 2006, and to the increased occupancy at The Avenue Carriage Crossing, which opened in late 2005; and
- Decrease of $10.5 million related to the contribution of the five retail properties to the venture with Prudential, CPV IV.

Rental property revenues of the industrial portfolio increased approximately $555,000 between 2005 and 2006, as the Company's first industrial building, King Mill — Building 3A, opened in 2006.

Comparison of Year Ended December 31, 2005 to 2004.

Rental property revenues from continuing operations of the Company's office portfolio decreased approximately $12.7 million in 2005 compared to 2004 as a result of the following:

- Decrease of $10.6 million related to the sale of 333 John Carlyle/1900 Duke Street and 101 Independence Center in 2004;
- Decrease of $2.7 million from One Georgia Center, as its average economic occupancy decreased from 48% in 2004 to 19% in 2005;
- Decrease of $902,000 at Lakeshore Park Plaza, as its average economic occupancy decreased from 89% in 2004 to 51% in 2005; and
- Increase of $737,000 at 555 North Point Center East due to the commencement of a new lease in 2005.

Rental property revenues from continuing operations of the retail portfolio increased approximately $7.5 million between 2004 and 2005 as a result of the following:

- Increase of $4.2 million as a result of the opening of The Avenue Viera in 2004;
- Increase of $1.5 million as a result of the opening of The Avenue Carriage Crossing in 2005;
- Increase of $912,000 from The Avenue West Cobb, as its average economic occupancy increased from 92% in 2004 to 99% in 2005; and
- Increase of $920,000 from The Avenue Peachtree City, as its average economic occupancy increased from 92% in 2004 to 96% in 2005.

Rental Property Operating Expenses. Rental property operating expenses increased $5.9 million between 2005 and 2006 as a result of the following:

- Increase of $4.7 million due to the openings of San Jose MarketCenter and The Avenue Webb Gin, and the increased occupancy of The Avenue Carriage Crossing, which opened late in 2005;
- Increase of $3.6 million as a result of the 2006 purchases of 191 Peachtree Tower and Cosmopolitan Center;
- Decrease of $2.8 million due to the contribution of the five retail centers to CPV IV; and
- Decrease of $731,000 related to the cessation of operations at 615 Peachtree Street noted above.

Rental property operating expenses increased $1.8 million between 2004 and 2005 primarily as a result of the 2005 opening of and/or increased occupancy at The Avenue Viera, The Avenue Carriage Crossing, The Avenue West Cobb and The Avenue Peachtree City.

Fee Income. Fee income increased $267,000 between 2005 and 2006 and $5.5 million between 2004 and 2005. The increase between 2005 and 2006 is a result of the following:

- Increase of $940,000 related to reimbursements of salaries and related benefits from third party and joint venture managed properties;

- Increase of $776,000 in development fees from the Temco joint venture;

- Increase of $1.8 million in leasing, development and management fees from three joint ventures formed in 2006 (Palisades West, LLC; CF Murfreesboro Associates ("CF Murfreesboro"), and CPV IV), offset by a decrease of $846,000 of joint venture leasing fees from 2005 activity; and

- Decrease of $2.1 million from the Company's Texas subsidiary, which performs third party management and leasing, mainly due to a decrease in land brokerage fees from the Las Colinas project.

The increase between 2004 and 2005 is a result of increases in reimbursements from third party and joint venture managed properties and higher brokerage fees from the Las Colinas project.

Multi-Family Residential Unit Sales and Cost of Sales. In 2005, the Company began recognizing revenue and cost of sales for its units at the 905 Juniper project. This project, a 94-unit multi-family residential building in midtown Atlanta, Georgia, was owned in a joint venture, which the Company began consolidating in June 2005 (see Note 6 – 905 Juniper Venture, LLC). Revenue and cost of sales were recognized using the percentage of completion method as outlined in SFAS No. 66 for certain units which qualified, while other units were accounted for on the completed contract method. All of the units in the 905 Juniper project closed in 2006, which increased sales and cost of sales in 2006 compared to 2005. The Company expects multi-family residential unit sales and cost of sales to decrease in 2007 due to the completion of its 905 Juniper project in 2006.

Residential Lot and Outparcel Sales and Cost of Sales. Residential lot and outparcel sales decreased $4.6 million between 2005 and 2006 and increased $5.2 million between 2004 and 2005. The decrease between 2005 and 2006 is the result of a decrease in lot sales of $4.4 million and a decrease in outparcel sales of $217,000. The decrease in lot sales is primarily the result of a decrease in number of lots sold from 172 to 126. The increase between 2004 and 2005 is the result of an increase in outparcel sales of $5.6 million, partially offset by a decrease in lot sales of $400,000.

Consistent with current market trends, the Company anticipates residential lot sales for 2007, like those in 2006, will be lower than the Company experienced in 2005, both at consolidated projects and at developments owned by Temco and CL Realty, entities in which the Company is a joint venture partner. The Company cannot currently quantify the effect of the current slowdown on its results of operations for 2007 and forward.

Residential lot and outparcel cost of sales decreased by $3.7 million between 2005 and 2006 and increased by $4.4 million between 2004 and 2005. The change in residential lot cost of sales was partially due to the number of lots sold during the periods and partially to fluctuations in gross profit percentages used to calculate the cost of sales for residential lot sales in certain of the residential developments. Furthermore, outparcel cost of sales were approximately $5.1 million, $5.6 million and $929,000 in 2006, 2005 and 2004, respectively, due to the aforementioned outparcel sales.

The majority of the Company's residential lot sales are conducted through the CL Realty and Temco joint ventures, which are not consolidated and therefore not included in the above numbers.

General and Administrative Expenses. General and administrative expenses increased $2.8 million between 2005 and 2006. Salaries and related benefits increased approximately $11.8 million in 2006 as a result of the following:

- Increase of $3.4 million in salary and bonus expense, due mainly to an increase in the number of employees and individual compensation increases;

- Increase of $3.3 million related to stock options, which the Company began expensing January 1, 2006 in conjunction with the adoption of SFAS 123R;

- Increase of $3.0 million in restricted stock units ("RSU") expense, which were granted for the first time in December 2005.

- Included in the above increases for RSUs and stock options was additional expense totaling $1.2 million, after the effect of capitalization to projects under development, related to the adoption of a retirement feature, which allows for immediate vesting in these instruments upon the meeting of certain requirements.

The vesting period for stock options and RSUs also changed for those employees who are estimated to meet the retirement feature in less time than the original vesting period. See Note 7 in Notes to Consolidated Financial Statements included in Item 8 for more information; and

- As previously discussed in fee income above, general and administrative expense for all periods presented reflect salary, benefits and other expenses reimbursed by third party and joint venture management contracts, which increased $940,000 between 2005 and 2006.
- The salary and related benefits increase between 2005 and 2006 was partially offset by a $4.6 increase in capitalized salaries of development and leasing personnel due to a larger number of projects under development between 2005 and 2006.

Additionally, the increase in general and administrative expenses between 2005 and 2006 was partially offset by a decrease in charitable contributions of $4.5 million, as the Company contributed this amount in 2005 toward establishment of a charitable foundation.

General and administrative expenses increased $8.9 million between 2004 and 2005 as a result of the following:

- Increase of $1.9 million in reimbursements from third party and joint venture management contracts primarily due to an increase in the Company's third-party and joint venture managed properties;
- Increase in salaries and related benefits due to increased development personnel in the Retail and Industrial Divisions and to increased personnel in the Office/Multi-Family Division related to the acquisition of The Gellerstedt Group;
- An expense of $350,000 recognized in 2005 associated with a funding obligation for its 401(k) and profit sharing plan; and
- A $4.5 million charitable contribution expense, as discussed above.

The increases in general and administrative expense between 2004 and 2005 were partially offset by increases in capitalized salaries of development and leasing personnel due to a larger number of projects under development between 2004 and 2005.

Depreciation and Amortization. Depreciation and amortization increased $5.1 million between 2005 and 2006 and decreased $2.8 million between 2004 and 2005. The 2006 increase was due to the following:

- Increases resulting from the opening of The Avenue Carriage Crossing, San Jose MarketCenter and The Avenue Webb Gin and the acquisitions of 191 Peachtree Tower and Cosmopolitan Center;
- Increase of $579,000 at 3301 Windy Ridge Parkway where amortization of certain tenant costs was accelerated upon the tenant's partial lease termination;
- Decrease of $3.6 million related to the five retail properties contributed to the venture with Prudential;
- Decrease of $858,000 at Inforum as first generation tenant improvement and leasing costs which were assigned to these assets upon purchase of this property in 1999 are now fully amortized; and
- Decrease of $650,000 from the transfer of 615 Peachtree Street from operating properties to land held for investment or future development.

The 2005 decrease was due to the following:

- Decrease resulting from the 2004 sales of 333 John Carlyle, 1900 Duke Street and 101 Independence Center;
- Decrease of $3.5 million at the Inforum related to the fully amortized assets discussed above; and
- Increase related to the aforementioned opening and acquisition of office buildings and retail centers.

Interest Expense. Interest expense increased $2.0 million between 2005 and 2006 and decreased $5.5 million between 2004 and 2005. Interest expense before capitalization increased $5.7 million in 2006 due to higher average balances outstanding on the credit facility during 2006 over 2005, the new construction facility entered into during

2006, and to higher rates on its credit facility in 2006 as a result of increases in LIBOR. The higher average debt balances on the credit facility were a result of more development and acquisition expenditures in 2006 than in 2005, and the result of the Company having a large balance of unexpended cash at the beginning of 2005 from property sales in 2004. Capitalized interest increased $3.6 million, which partially offset the increase in interest expense. Capitalized interest rose as a result of the increased development activity in 2006.

Interest expense decreased between 2004 and 2005 due to a decrease in interest before capitalization of $2.6 million. Interest before capitalization decreased primarily because of the 2004 sales and related disposition of debt for 333 John Carlyle, 1900 Duke Street and 101 Independence. In addition, the Company issued $100 million in preferred stock in 2004, the proceeds of which were used to reduce indebtedness. Capitalized interest increased $2.9 million in 2005 as compared to 2004, which contributed to the decrease in interest expense. Capitalized interest increased as a result of the increased development activity in 2005 over 2004.

Loss on Extinguishment of Debt. Loss on extinguishment of debt of $18.2 million in 2006 was comprised of defeasance charges related to the repayment of one note and a mark to market charge on the contribution of another note to a joint venture. CSC Associates, L.P. ("CSC"), of which the Company owns a 50% interest, sold Bank of America Plaza in the third quarter of 2006. This building was encumbered by a mortgage note payable, the proceeds of which had been loaned to the Company and, in turn, the Company was obligated in full on the debt. The Company repaid the debt upon sale of Bank of America Plaza and incurred a loss related to a defeasance fee paid to terminate the note and to the unamortized closing costs totaling approximately $15.4 million. The Company also incurred a loss on extinguishment of debt of approximately $2.8 million related to the assumption of The Avenue East Cobb mortgage note payable by the venture formed with Prudential, CPV IV.

Provision for Income Taxes from Operations. An income tax provision is recorded for the Company's taxable subsidiary, CREC. The income tax provision decreased $3.6 million between 2005 and 2006 and increased $5.0 million between 2004 and 2005. The 2006 decrease was a result of a decrease in taxable income at CREC caused by a reduction in lot and tract sales and to an adjustment to current and deferred income tax liabilities (See Note 15 in Notes to the Consolidated Financial Statements). The 2005 increase is the result of an increase in residential lot and tract sales as well as an increase in multi-family sales. CREC is the partner in certain joint ventures, including CL Realty and Temco, which sell residential lots and land tracts, and TRG Columbus Development Venture, Ltd. ("TRG"), which sells multi-family residential units. The consolidated results of 905 Juniper Venture, LLC, which sold multi-family residential units, are also recorded in CREC.

Income from Unconsolidated Joint Ventures. (All amounts reflect the Company's share of joint venture income.) Income from unconsolidated joint ventures increased $132.1 million between 2005 and 2006 and decreased $163.5 million between 2004 and 2005. Overall, these changes were the result of the recognition of gains on sales of properties by certain joint ventures in 2004 and 2006. A more detailed discussion by venture follows.

Income from CSC increased approximately $131.1 million in 2006 due to the sale of Bank of America Plaza in September 2006, which generated a gain to the Company of $133.8 million. Due to the disposition of CSC's sole asset in 2006, income from this joint venture will decline in 2007 and forward.

Income from TRG increased approximately $3.7 million and $6.7 million in 2006 and 2005, respectively. TRG is developing 50 Biscayne, a 529-unit condominium project in Miami, Florida. TRG is recognizing income utilizing the percentage of completion method for applicable units which meet the criteria and commenced income recognition in the fourth quarter of 2005. The Company recognizes 40% of TRG's net income, after certain preferred returns to each partner and, at December 31, 2006, had recognized income on 95% of the units, and the project was 70% complete for construction. There have been recent reports about softening in the Miami, Florida condominium market. The Company does not believe that this softening market will affect this project, as 100% of the units are under contract for sale and some of the contracts have been re-sold in the secondary market for prices in excess of the original contract amount, but there can be no guarantee of the estimated outcome until the sales of the units close, which is expected to be complete by the first quarter of 2008.

Income from CL Realty decreased $2.4 million between 2005 and 2006 and increased $5.7 million between 2004 and 2005 due to the changes in the number of lots sold, plus the mix of residential communities from which the lots were sold. CL Realty is a venture in which the Company is a 50% partner, and CL Realty is in the business of

residential lot development and land tract sales. CL Realty sold 973, 1,314 and 972 lots in 2006, 2005 and 2004, respectively.

Income from Temco increased $3.5 million between 2005 and 2006 and decreased $1.2 million between 2004 and 2005. The primary reason for the changes between periods is the result of tract sales activities as the number of lots sold by Temco remained consistent. Temco is a venture in which the Company is a 50% partner and is in the business of residential lot development and land tract sales. Temco sold 477, 467 and 491 lots in 2006, 2005 and 2004, respectively, which caused a portion of the changes between years. Temco sold 1,088, 212 and 310 acres of land during 2006, 2005 and 2004, respectively, which generated pre-tax gains to the Company of approximately $5.0 million, $1.7 million and $2.2 million in 2006, 2005 and 2004, respectively.

Income from CPV IV increased approximately $1.8 million between 2006 and 2005. In June 2006, the Company contributed five retail properties to this venture, which is accounted for on the equity method. The ownership of the venture decreased in stages between June and December 2006, and the Company now owns 11.5% of the venture and will be recognizing income based on its 11.5% ownership going forward.

Income from Deerfield Towne Center, LLC, ("Deerfield") increased approximately $5.3 million between 2004 and 2005 and decreased approximately the same amount between 2005 and 2006. The Company had a 10% profits interest in Deerfield and neither made nor was obligated to make any capital contributions to the entity. The Company obtained this interest through a predevelopment and leasing arrangement and recognized income as distributions were received. Deerfield sold its operating retail center in 2005 and distributed the proceeds, thus accounting for the income recognition by the Company in 2005. No significant income or loss was recognized in 2006.

Income from 285 Venture, LLC ("285 Venture") decreased approximately $1.4 million between 2005 and 2006. In 2005, 285 Venture sold 1155 Perimeter Center West, the single asset of the venture, and the Company recognized a gain of approximately $1.6 million on the sale. No significant income or loss was recognized in 2006.

Income from Wildwood Associates decreased $101.2 million between 2004 and 2005. The 2005 decrease was due to approximately $99.4 million in gains on sales of investment properties in 2004. Wildwood Associates sold all of its office buildings and its 15 acres of stand-alone retail sites under ground leases in 2004. In 2005 and 2006, Wildwood Associates' assets consisted mainly of undeveloped land. No significant income or loss was recognized in 2005 or 2006.

Income from CPI/FSP I, L.P. decreased $14.1 million between 2004 and 2005. The 2005 decrease was due to a $12.4 million gain on sale of investment properties, as CPI/FSP I, L.P. sold Austin Research Park — Buildings III and IV in the third quarter of 2004. The assets that CPI/FSP I, L.P. currently owns consist mainly of undeveloped land. No significant income or loss was recognized in 2006.

Income from CC-JM II Associates decreased $18.1 million between 2004 and 2005. In 2004, the John Marshall — II office building, the single asset which CC-JM II Associates owned, was sold and a gain of $19.2 million recognized. No significant income or loss was recognized in 2005 or 2006.

The results for Cousins LORET Venture, L.L.C. ("LORET") decreased $45.6 million between 2004 and 2005 due to a $45.3 million gain on sale of investment properties in 2004, as LORET sold its office buildings, The Pinnacle and Two Live Oak Center, in the third quarter of 2004. No significant income or loss was recognized in 2005 or 2006.

Gain on Sale of Investment Properties. Gain on sale of investment properties, net of applicable income tax provision, was $3.0 million, $15.7 million and $118.1 million in 2006, 2005 and 2004, respectively. The 2006 gain included the following:

- The sale of undeveloped land at The Lakes of Cedar Grove residential development — $0.2 million;
- The sale of undeveloped land at the North Point/Westside mixed use project — $2.3 million; and
- The recurring amortization of deferred gain from CP Venture, LLC ("CPV") — $0.5 million (see Note 5 in Notes to Consolidated Financial Statements in Item 8).

The 2005 gain included the following:

- The sale of undeveloped land at The Lakes of Cedar Grove residential development — $1.2 million;
- The sale of undeveloped land at the North Point/Westside mixed use project — $4.4 million;
- The sale of Company-owned land at Wildwood — $9.8 million; and
- The recurring amortization of deferred gain from CPV — $0.3 million.

The 2004 gain included the following:

- The sale of the 333 John Carlyle and 1900 Duke Street office buildings — $34.5 million;
- The sale of Ridenour land — $0.7 million;
- The sale of the 101 Independence Center office building — $35.8 million;
- The sale of undeveloped land at the North Point/Westside mixed use project — $9.6 million;
- The recognition of deferred gain from the sale of Wildwood land associated with the property sales — $29.3 million);
- The sale of Company-owned land at Wildwood — $3.3 million;
- The sale of a ground lease adjacent to North Point MarketCenter — $1.4 million;
- A true-up of gains from the 1996 sale of Lawrenceville MarketCenter, as certain taxes were determined not to be owed on that transaction — $0.6 million; and
- The recurring amortization of deferred gain from CPV, plus an additional amount recognized from the sale of Wachovia Tower, — $2.8 million.

Discontinued Operations. SFAS No. 144 requires that certain office buildings and retail centers that were sold or plan to be sold be treated as discontinued operations and that the results of their operations and any gains on sales from these properties be shown as a separate component of income in the Consolidated Statements of Income for all periods presented. The properties sold which qualified as discontinued operations were as follows:

2006

- Frost Bank Tower
- The Avenue of the Peninsula
- North Point Ground Leases

2005

- Hanover Square South

2004

- Rocky Creek Properties
- Northside/Alpharetta I and II
- 101 Second Street
- 55 Second Street
- The Shops of Lake Tuscaloosa

Income from Discontinued Operations decreased from $6.0 million in 2004 to $2.3 million in 2005, and further decreased to a loss of $38,000 in 2006. The difference between the 2004, 2005 and 2006 amounts is the result of the number and type of properties included in each year.

Stock-Based Compensation. The Company adopted SFAS No. 123R, "Share-Based Payment," on January 1, 2006 utilizing the modified prospective method. This standard requires that companies recognize compensation expense in the statement of income for the grant-date fair value of share-based awards that vest during the period. The Company calculates the grant-date fair value of its awards using the Black-Scholes model, which it also utilized under SFAS No. 123 in its pro forma disclosures for periods prior to 2006. Assumptions used under SFAS No. 123 are not materially different from those used under SFAS No. 123R. The adoption of SFAS No. 123R reduced 2006 net income by approximately $2.4 million after accounting for the effect of capitalizing salaries and related benefits of certain development and leasing personnel to projects under development and after the effect of income taxes. The total unrecognized compensation cost related to all non-vested share-based payment arrangements was $23.3 million, which will be recognized over a weighted average period of 3.2 years.

Funds From Operations. The table below shows Funds From Operations Available to Common Stockholders ("FFO") and the related reconciliation to net income available to common stockholders for the Company. The Company calculated FFO in accordance with the National Association of Real Estate Investment Trusts' ("NAREIT") definition, which is net income available to common stockholders (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")), excluding extraordinary items, cumulative effect of change in accounting principle and gains or losses from sales of depreciable property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures to reflect FFO on the same basis. In 2005, the Company included $5.0 million in income from a real estate venture related to the sale of real estate in its NAREIT-defined calculation of FFO. The Company included this amount in FFO because, based on the nature of the investment, the Company believes this income should not be considered gain on the sale of depreciable property. The Company presented the NAREIT-defined calculation and also presented an adjusted NAREIT-defined calculation of FFO to add back the losses on extinguishment of debt recognized in 2006 in connection with the venture formation on June 29, 2006 with Prudential and the sale of Bank of America Plaza in September 2006. The Company presented this additional measure of FFO because the losses on extinguishment of debt that the Company recognized related to a sale or an exchange of real estate, and all other amounts related to a sale or an exchange of real estate are excluded from FFO.

FFO is used by industry analysts and investors as a supplemental measure of an equity REIT's operating performance. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. The use of FFO, combined with the required primary GAAP presentations, has been fundamentally beneficial, improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. Company management evaluates the operating performance of its reportable segments and of its divisions based on FFO. Additionally, the Company uses FFO and FFO per share, along with other measures, to assess performance in connection with evaluating and granting incentive compensation to its officers and employees. The reconciliation of net income available to common stockholders to funds from operations, both NAREIT — defined and as-adjusted, is as follows for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Net Income Available to Common Stockholders	$ 217,441	$ 34,491	$ 399,742
Depreciation and amortization:			
Consolidated properties	32,415	27,289	30,115
Discontinued properties	11,275	9,297	12,414
Share of unconsolidated joint ventures	8,831	8,920	15,915
Depreciation of furniture, fixtures and equipment and amortization of specifically identifiable intangible assets:			
Consolidated properties	(2,911)	(2,951)	(2,652)
Share of unconsolidated joint ventures	(12)	(78)	(35)
Gain on sale of investment properties, net of applicable income tax provision:			
Consolidated properties	(3,012)	(15,733)	(118,056)
Discontinued properties	(86,495)	(1,037)	(81,927)
Share of unconsolidated joint ventures	(135,618)	(1,935)	(176,265)
Gain on sale of undepreciated investment properties	14,348	15,483	29,627
Funds From Operations Available to Common Stockholders	56,262	73,746	108,878
Loss on extinguishment of debt	18,207	—	—
Funds From Operations Available to Common Stockholders, Excluding Loss on Extinguishment of Debt	$ 74,469	$ 73,746	$ 108,878
Weighted Average Shares	50,655	49,989	49,005
Diluted Weighted Average Shares	52,513	51,747	51,016

Liquidity and Capital Resources.

Financial Condition.

The Company had a significant number of projects under development and in the pre-development stage at December 31, 2006 and does not expect the number of projects or the amounts invested in development projects to decrease in the near term. The Company also has a large amount of undeveloped land, both consolidated and in unconsolidated joint ventures, which may progress into development projects in 2007. In order to position the Company to fund these projects and potential projects, the Company sold two office buildings, one retail property and contributed five retail projects to a venture with a third party that generated capital in 2006. As a result, total indebtedness decreased during 2006 to $315.1 million as of December 31, 2006, representing 13% of total market

capitalization at December 31, 2006, and the Company had $11.5 million in cash on hand. The Company believes that it has sufficient availability on its credit and construction facilities and the capacity to generate additional capital to fund its development expenditures through 2007. The financial condition of the Company is discussed in further detail below.

At December 31, 2006, the Company was subject to the following contractual obligations and commitments ($ in thousands):

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Company long-term debt					
Unsecured notes payable and construction loans	$199,179	$ 338	$ 5,941	$192,900	$ —
Mortgage notes payable	115,970	24,337	12,510	62,990	16,133
Interest commitments under notes payable(1)	70,604	20,083	36,341	10,686	3,494
Operating leases (ground leases)	15,343	90	186	196	14,871
Operating leases (offices)	1,404	741	370	255	38
Total Contractual Obligations	$402,500	$ 45,589	$55,348	$267,027	$34,536
Commitments:					
Letters of credit	$ 3,016	$ 3,016	$ —	$ —	$ —
Performance bonds	17,973	16,874	1,099	—	—
Estimated development commitments	286,360	186,664	76,358	23,338	—
Unfunded tenant improvements	18,294	18,294	—	—	—
Total Commitments	$325,643	$224,848	$77,457	$ 23,338	$ —

(1) Interest on variable rate obligations is based on rates effective as of December 31, 2006.

As discussed above, the Company formed a new venture with Prudential in 2006, and contributed its interests in five retail properties. Through December 31, 2006, Prudential had contributed $300 million in cash to this venture and may make further contributions of up to $20.5 million to this venture in 2007 based on future leasing and development performed by the Company on the contributed properties. The cash contributed by Prudential is expected to be used to fund development projects of the development venture, and the current funds are being used to reduce indebtedness of the Company until the Company commences development of such projects.

In addition to capital generated from this venture formation, the Company received cash from the sales of Bank of America Plaza, Frost Bank Tower, The Avenue of the Peninsula and from the sale of seven ground leased outparcels at its North Point property. These sales created taxable income that the Company distributed to common stockholders in the form of a special dividend in the fourth quarter of 2006 of $175.5 million (see Cash Flows section below). The Company may consider selling other income producing assets in 2007 as a result of the continued strategic review and analysis of assets it holds.

With the relatively low leverage created by the capital generated from these transactions, the Company expects to utilize indebtedness to fund a portion of its commitments in 2007. In the first quarter of 2006, the Company created additional borrowing capacity by expanding its existing revolving credit facility and by adding a construction facility. The revised credit facility can be expanded to $500 million under certain circumstances, although the availability of the additional capacity is not guaranteed. The revised credit facility also reduced the spread over LIBOR when compared to the previous facility, removed any restrictions on dividend payments provided the Company's Debt to Total Assets, as defined, is less than 55% and provided additional flexibility in some of the financial covenants. As of December 31, 2006, the Company had $128.2 million drawn on its $400 million credit facility. The amount available under this credit facility is reduced by outstanding letters of credit, which were approximately $3.0 million at December 31, 2006. The Company's interest rate on its credit

facility is variable based on LIBOR plus a spread based on certain of the Company's ratios and other factors. As of December 31, 2006, the spread over LIBOR was 0.80%.

The Company also entered into an unsecured $100 million construction facility in the first quarter of 2006. While this facility is unsecured, advances under the facility are to be used to fund the construction costs of the Terminus 100 project. As of December 31, 2006, the Company had $64.7 million drawn on its construction facility.

The Company's mortgage debt is primarily non-recourse fixed-rate mortgage notes payable secured by various real estate assets. In addition, many of the Company's non-recourse mortgages contain covenants which, if not satisfied, could result in acceleration of the maturity of the debt. The Company expects that it will either refinance the non-recourse mortgages at maturity or repay the mortgages with proceeds from other financings. As of December 31, 2006, the weighted average interest rate on all of the Company's debt was 6.64%.

In 2007, the Company may enter into other unsecured or secured construction facilities to provide funding to specific development projects. In addition, the Company may enter into mortgage notes payable with stabilized properties and utilize the proceeds to fund its development commitments. The Company may also sell additional income- and non-income-producing properties to generate capital or contribute additional assets to joint ventures.

The Company may also generate capital through the issuance of securities that includes, but is not limited to, preferred stock under an existing shelf registration statement. As of December 31, 2006, the Company had approximately $100 million available for issuance under this registration statement.

Over the long term, the Company will continue to actively manage its portfolio of income-producing properties and strategically sell mature assets held for investment to capture value for stockholders and to recycle capital for future development activities. The Company will continue to utilize indebtedness to fund future commitments and expects to place long-term permanent mortgages on selected assets as well as utilize construction facilities for other development assets. The Company may enter into additional joint venture arrangements to help fund future developments and may enter into additional structured transactions with third parties. While the Company does not foresee the need to issue common equity in the future, it will evaluate all capital sources and select the most appropriate options as capital is required.

The Company's business model is highly dependent upon raising capital to meet development obligations. If one or more sources of capital are not available when required, the Company may be forced to raise capital on potentially unfavorable terms which could have an adverse effect on the Company's financial position or results of operations.

Cash Flows. *Cash Flows from Operating Activities.* Cash flows provided by operating activities increased approximately $169.2 million between 2006 and 2005. Approximately $133.8 million of the increase related to the receipt of proceeds, to the extent of cumulative earnings, from CSC related to the sale of Bank of America Plaza. The other significant reason for this increase was approximately $34.9 million in cash received from the closing of units in the 905 Juniper multi-family residential project during 2006. Changes in accounts payable and accrued liabilities caused operating cash to increase by approximately $5.4 million, mainly due to the timing of the payment of property taxes. Cash flows from operating activities also increased as a result of net cash provided by recently developed income producing properties net of a reduction in such revenue as a result of the contribution of certain retail properties to CPV IV and the sale of other properties. Partially offsetting the increase in net cash provided by operating activities was a decrease in cash received from residential lot and outparcel sales and an increase in expenditures for multi-family development due to the aforementioned 905 Juniper project.

Net cash provided by operating activities decreased approximately $199.4 million between 2004 and 2005 due mainly to a decrease in net income before gain on sale of investment properties of approximately $171.1 million. The Company had significant operating distributions, to the extent of cumulative earnings, from unconsolidated joint ventures in 2004 due to property sales at the ventures. Also contributing to the decrease was an increase in residential lot, outparcel and multi-family acquisition and development expenditures of $6.9 million due mainly to the 905 Juniper project. Partially offsetting the decrease was increased proceeds received from residential lot and outparcel sales due to an increase in volume of lot and outparcel sales activity in 2005 compared to 2004.

Cash Flows from Investing Activities. Cash flows from investing activities increased approximately $393.3 million between 2006 and 2005. Of this increase, approximately $297.3 million represents proceeds received from the CPV IV formation and approximately $299.4 represents proceeds received mainly from the sales of Frost Bank Tower, The Avenue of the Peninsula and seven ground leased sites at the Company's North Point property. In addition, distributions in excess of income from unconsolidated joint ventures were approximately $57.5 million higher during 2006 mainly due to the return of the Company's investment in CSC Associates from the sale of Bank of America Plaza. Offsetting these increases was the purchase of two office buildings in 2006 for an aggregate purchase price of $165.7 million; an increase in land acquisitions related to the Company's second industrial project in Jackson County, Georgia and land in Austin, Texas for the Palisades West office development; and increased development expenditures for projects under construction. Also partially offsetting the increases in cash flows from investing activities in 2006 was approximately $24.1 million more expenditures for other assets, mainly due to increased predevelopment expenditures in 2006.

Net cash from investing activities decreased approximately $583.9 million between 2004 and 2005, mainly due to a decline of approximately $501.7 million in sales proceeds from consolidated properties in 2004. The Company sold one operating center in 2005, which was a significantly lower volume of sales than in 2004. The Company also expended $81.9 million more in 2005 on development and acquisition of property due to a deeper development pipeline in 2005 compared to 2004, and because the Company purchased additional land tracts in 2005 that are being held for investment or future development. The Company's investment in unconsolidated joint ventures increased in 2005 due to increased contributions to the CL Realty and Temco residential joint ventures and distributions from joint ventures in excess of income decreased as a result of less asset sales activity in 2005. Both of these factors contributed to the decrease in cash flows from investing activities. Partially offsetting the decrease was an increase in proceeds from notes receivable of approximately $16.2 million, as the Company collected an $8 million note receivable in 2005.

Cash Flows from Financing Activities. Cash flows used in financing activities increased approximately $480.1 million between 2006 and 2005. The primary reason for the increase was a reduction in indebtedness of $278.2 million with proceeds from the property sales and the formation of CPV IV and from the repayment of the note payable related to CSC. In addition, the Company paid $15.4 million in defeasance costs associated with the Bank of America Plaza sale that increased cash flows used in financing activities. The Company also paid $21.2 million to minority partners during 2006 mainly related to the formation of CPV IV, the sale of Frost Bank Tower and the closing of units at 905 Juniper. Also during 2006, the Company paid $177.0 million more in common and preferred dividends, mainly due to the special dividend to common stockholders of $175.5 million paid in the fourth quarter of 2006, which distributed tax gains from the property sales discussed above.

Net cash from financing activities increased approximately $626.8 million in 2005. Common dividends paid decreased approximately $354.7 million due to the payment of a special dividend in 2004. Repayment of other notes payable decreased approximately $171.4 million due to the repayment or assumption of debt in 2004 related to the property sales. The Company borrowed more in 2005 which caused net borrowings on the credit facility to be approximately $158.0 million higher. Proceeds from other notes payable increased by approximately $28.9 million due to proceeds received from the construction loan on 905 Juniper and to a non-recourse mortgage note payable obtained on The Points at Waterview in 2005. The Company also had a preferred stock offering in 2004 which raised approximately $96.5 million. The Company did not have a similar level of property sales or offering proceeds in 2005 compared to 2004 and expended more on development, necessitating the increased borrowings.

Dividends. During 2006, 2005 and 2004, the Company funded its dividend payments from cash provided by operating activities and from proceeds from the sale of investment property. For the foreseeable future, the Company intends to fund its quarterly distributions to common and preferred stockholders with cash provided by operating activities, a portion of proceeds from investment property sales and a portion of distributions from unconsolidated joint ventures in excess of income.

Effects of Inflation. The Company attempts to minimize the effects of inflation on income from operating properties by using rents tied to tenants' sales, periodic fixed-rent increases or increases based on the Consumer Price Index and/or pass-through of certain operating expenses of properties to tenants.

Other Matters. The events of September 11, 2001 adversely affected the pricing and availability of property insurance. In particular, premiums increased and terrorism insurance coverage became harder to obtain. The availability of coverage has improved and, at this time, management believes that the Company and its unconsolidated joint ventures are adequately insured on all of their assets. While the Company's cost of property insurance coverage has increased, management believes the costs are currently reasonable and should not have a material impact on the Company's financial condition or results of operations in 2007. There can be no assurance that this situation will continue beyond 2007.

Off Balance Sheet Arrangements. The Company has a number of off balance sheet joint ventures with varying structures. At December 31, 2006, the Company's joint ventures had aggregate outstanding indebtedness to third parties of approximately $408.7 million of which the Company's share was $172.1 million. These loans are generally mortgage loans or construction loans that are non-recourse to the Company. One of the Company's ventures, CF Murfreesboro, has a $131 million construction loan that matures on July 20, 2010, of which the venture has drawn approximately $21 million. In July 2006, the Company formed CF Murfreesboro, a 50-50 joint venture between the Company and an affiliate of Faison Associates, to develop The Avenue Murfreesboro, an 810,000 square foot retail center in suburban Nashville, Tennessee. Upon formation, the joint venture acquired approximately 100 acres of land for approximately $25 million, obtained a construction loan and commenced construction of the center. The Company guarantees 20% of the amount outstanding under the construction loan, which equals $4.3 million at December 31, 2006. The retail center serves as collateral against the construction loan, and the Company is liable for 20% of any difference between the proceeds from the sale of the retail center and the amounts due under the loan in the event of default. The Company has not recorded a liability as of December 31, 2006, as it estimates no obligation is or will be required.

Several of these ventures are involved in the active acquisition and development of real estate. As capital is required to fund the acquisition and development of this real estate, the Company must fund its share of the costs not funded by operations or outside financing. Based on the nature of the activities conducted in these ventures, management cannot estimate with any degree of accuracy amounts that the Company may be required to fund in the short or long-term. However, management does not believe that additional funding of these ventures will have an adverse effect on its financial condition.

The Company does not expect to make significant capital contributions to any of its remaining joint ventures.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

Much of the Company's debt obligations have fixed interest rates which limit the risk of fluctuating interest rates. The Company is exposed to the impact of interest rate changes through its variable rate credit and construction facilities. As of December 31, 2006 and 2005, $122.2 million and $298.2 million of the total outstanding debt was fixed-rate debt and $192.9 million and $169.3 million was variable-rate debt, respectively. Based on the Company's variable rate debt balances as of December 31, 2006, interest expense, before capitalization to projects under development, would have increased by approximately $2.0 million in 2006 if short-term interest rates were 1% higher.

The following table summarizes the Company's market risk associated with notes payable as of December 31, 2006. The information presented below should be read in conjunction with Note 4 of the consolidated financial statements included in this Annual Report on Form 10-K. The Company did not have a significant level of notes receivable at either December 31, 2006 or 2005, and the table does not include information related to notes

receivable. The table presents scheduled principal repayments and related weighted average interest rates by expected year of maturity.

	Expected Year of Maturity							
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	($ in thousands)							
Notes Payable:								
Fixed Rate . .	$24,675	$13,240	$5,211	$ 23,829	$39,161	$16,133	$122,249	$120,168
Average Interest Rate	7.75%	7.27%	8.29%	8.17%	7.10%	5.66%	7.32%	—
Variable Rate	$ —	$ —	$ —	$192,900	$ —	$ —	$192,900	$192,900
Average Interest Rate(1) . . .	—	—	—	6.12%	—	—	6.12%	—

(1) Interest rates on variable rate notes payable are equal to the variable rates in effect on December 31, 2006.

Item 8. Financial Statements and Supplementary Data

The Consolidated Financial Statements, Notes to Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firm are incorporated herein on pages F-1 through F-43.

The following Selected Quarterly Financial Information (Unaudited) for the years ended December 31, 2006 and 2005 should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein ($ in thousands, except per share amounts):

	Quarters			
	First	Second	Third	Fourth
	(Unaudited)			
2006:				
Revenues	$44,886	$49,922	$ 33,104	$41,949
Income from unconsolidated joint ventures	12,123	8,404	142,355	10,201
Gain on sale of investment properties, net of applicable income tax provision	805	61	244	1,902
Income from continuing operations	11,440	2,319	123,456	9,019
Discontinued operations	768	(1,990)	54,811	32,868
Net income	12,208	329	178,267	41,887
Net income (loss) available to common stockholders	8,395	(3,483)	174,455	38,074
Basic income (loss) from continuing operations per common share	0.15	(0.03)	2.36	0.10
Basic net income (loss) per common share	0.17	(0.07)	3.45	0.74
Diluted income (loss) from continuing operations per common share	0.15	(0.03)	2.28	0.10
Diluted net income (loss) per common share	0.16	(0.07)	3.33	0.72

	Quarters			
	First	Second	Third	Fourth
	(Unaudited)			
2005:				
Revenues	$27,985	$31,570	$44,875	$45,588
Income from unconsolidated joint ventures	5,175	5,608	10,008	20,164
Gain on sale of investment properties, net of applicable income tax provision	6,827	5,578	796	2,532
Income from continuing operations	8,742	9,714	12,102	15,848
Discontinued operations	596	564	1,633	542
Net income	9,338	10,278	13,735	16,390
Net income available to common stockholders	5,525	6,466	9,923	12,577
Basic income from continuing operations per common share	0.10	0.12	0.17	0.24
Basic net income per common share	0.11	0.13	0.20	0.25
Diluted income from continuing operations per common share	0.10	0.12	0.15	0.23
Diluted net income per common share	0.11	0.13	0.19	0.24

Note: The above per share quarterly information may not sum to full year per share numbers due to rounding.

Certain components of quarterly net income (loss) available to common stockholders disclosed above differ from those as reported on the Company's respective quarterly reports on Form 10-Q. As discussed in Notes 2 and 9 to the Consolidated Financial Statements included in Item 8 herein, gains and losses from the disposition of certain real estate assets and the related historical operating results were reclassified as Discontinued Operations for all periods presented. Additionally, as discussed in Note 2 to the Consolidated Financial Statements included in Item 8 herein, reimbursements from our third party management business and joint ventures which we manage have been reclassified to reflect reimbursements and expenses on a gross basis for all periods presented.

Other financial statements and financial statement schedules required under Regulation S-X are filed pursuant to Item 15 of Part IV of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives. We also have investments in certain unconsolidated entities. As we do not always control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily more limited than those we maintain with respect to our consolidated subsidiaries.

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer along with the Chief Financial Officer, of the effectiveness, design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based upon the foregoing, the Chief Executive Officer along with the Chief Financial Officer concluded that our disclosure controls and procedures are effective at providing reasonable assurance that all material information required to be included in our Exchange Act reports is reported in a timely manner. In addition, based on such evaluation we have identified no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. The framework on which the assessment was based is described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that we maintained effective internal control over financial reporting as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cousins Properties Incorporated:

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting that Cousins Properties Incorporated and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended December 31, 2006 of the Company and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* on January 1, 2006, and the adoption of SEC Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* on December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
February 28, 2007

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The information required by Items 401 and 405 of Regulation S-K is presented in Item X in Part I above and is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement relating to the 2007 Annual Meeting of the Registrant's Stockholders, and is incorporated herein by reference. The Company has a Code of Business Conduct and Ethics (the "Code") applicable to its Board of Directors and all of its employees. The Code is publicly available on the "Investor Relations" page of its Web site at www.cousinsproperties.com. Section 1 of the Code applies to the Company's senior executive and financial officers and is a "code of ethics" as defined by applicable SEC rules and regulations. If the Company makes any amendments to the Code other than technical, administrative or other non-substantive amendments, or grants any waivers, including implicit waivers, from a provision of the Code to the Company's senior executive or financial officers, the Company will disclose on its Web site the nature of the amendment or waiver, its effective date and to whom it applies. The Company did make an amendment to its Code in 2005, as noted on its Web site.

Item 11. Executive Compensation

The information under the captions "Executive Compensation" (other than the Committee Report on Compensation) and "Compensation of Directors" in the Proxy Statement relating to the 2007 Annual Meeting of the Registrant's Stockholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the captions "Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" in the Proxy Statement relating to the 2007 Annual Meeting of the Registrant's Stockholders is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the caption "Certain Transactions" in the Proxy Statement relating to the 2007 Annual Meeting of the Registrant's Stockholders is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information under the caption "Summary of Fees to Independent Registered Public Accounting Firm for Fiscal 2006 and 2005" in the Proxy Statement relating to the 2007 Annual Meeting of the Registrant's Stockholders is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

A. The following Consolidated Financial Statements of the Registrant, together with the applicable Report of Independent Registered Public Accounting Firm, are filed as a part of this report:

	Page Number
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets — December 31, 2006 and 2005	F-3
Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004	F-4
Consolidated Statements of Stockholders' Investment for the Years Ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	F-6
Notes to Consolidated Financial Statements	F-7

2. Financial Statement Schedule

The following financial statement schedule for the Registrant is filed as a part of this report:

	Page Numbers
A. Schedule III- Real Estate and Accumulated Depreciation — December 31, 2006	S-1 through S-5

NOTE: Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

(b) Exhibits

3.1	Restated and Amended Articles of Incorporation of the Registrant, as amended December 15, 2005, filed as Exhibit 3(a)(i) to the Registrant's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference.
3.2	By-laws of Registrant, as amended April 29, 1993, filed as Exhibit 3.2 in the Registrant's Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
4(a)	Dividend Reinvestment Plan as restated as of March 27, 1995, filed in the Registrant's Form S-3 dated March 27, 1995, and incorporated herein by reference.
10(a)(i)*	Cousins Properties Incorporated 1989 Stock Option Plan, as renamed the 1995 Stock Incentive Plan and approved by the Stockholders on May 6, 1996, filed as Exhibit 4.1 to the Registrant's Form S-8 dated December 1, 2004, and incorporated herein by reference.
10(a)(ii)*	Cousins Properties Incorporated 1999 Incentive Stock Plan, as amended and restated, approved by the Stockholders on May 9, 2006, filed as Annex B to the Registrant's Proxy Statement dated April 4, 2006, and incorporated herein by reference.
10(a)(iii)*	Cousins Properties Incorporated 2005 Restricted Stock Unit Plan, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 9, 2005, and incorporated herein by reference.
10(a)(iv)*	Amendment No. 1 to Cousins Properties Incorporated 2005 Restricted Stock Unit Plan, filed as Exhibit 10(a)(iii) to the Registrant's Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference.

10(a)(v)*	Form of Restricted Stock Certificate (with Performance Criteria), filed as Exhibit 10(a)(iv) to the Registrant's Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference.
10(a)(vi)*	Cousins Properties Incorporated 1999 Incentive Stock Plan — Form of Key Employee Non-Incentive Stock Option and Stock Appreciation Right Certificate, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 11, 2006 and incorporated herein by reference.
10(a)(vii)*	Cousins Properties Incorporated 1999 Incentive Stock Plan — Form of Key Employee Incentive Stock Option and Stock Appreciation Right Certificate, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated December 11, 2006 and incorporated herein by reference.
10(a)(viii)*	Cousins Properties Incorporated 2005 Restricted Stock Unit Plan — Form of Restricted Stock Unit Certificate, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated December 11, 2006 and incorporated herein by reference.
10(a)(ix)*	Amendment No. 2 to the Cousins Properties Incorporated 2005 Restricted Stock Unit Plan, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 18, 2006, and incorporated herein by reference.
10(a)(x)*	Cousins Properties Incorporated 2005 Restricted Stock Unit Plan — Form of Restricted Stock Unit Certificate for Directors, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 18, 2006, and incorporated herein by reference.
10(b)(i)*	Cousins Properties Incorporated Profit Sharing Plan, as amended and restated effective as of January 1, 2002, filed as Exhibit 10(b)(i) to the Registrant's Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10(b)(ii)*	Cousins Properties Incorporated Profit Sharing Trust Agreement effective as of January 1, 1991, filed as Exhibit 10(b)(ii) to the Registrant's Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10(d)	Cousins Properties Incorporated Stock Plan for Outside Directors, as approved by the Stockholders on April 29, 1997, filed as Exhibit 10(d) to the Registrant's Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
10(e)	Amended and Restated Credit Agreement, dated as of March 7, 2006 among Cousins Properties Incorporated as Principal Borrower; The Consolidated Entities of the Borrower from time to time designated by the Borrower as Co-Borrowers hereunder, collectively, with the Borrower, as the Borrower Parties; The Consolidated Entities of the Borrower from time to time party hereto, as the Guarantors; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager; Commerzbank AG, New York Branch, as Syndication Agent; PNC Bank, National Association and Wells Fargo Bank, as Documentation Agents; Wachovia Bank National Association, as Managing Agent and the Other Lenders Party hereto, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2006, and incorporated herein by reference.
10(f)	Construction Facility Credit Agreement, dated as of March 7, 2006 among Cousins Properties Incorporated as Borrower; The Consolidated Entities of the Borrower from time to time party hereto, as the Guarantors; Bank of America, N.A., as Administrative Agent; Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager; Commerzbank AG, New York Branch, as Syndication Agent; PNC Bank, National Association and Wells Fargo Bank, as Documentation Agents; Wachovia Bank National Association, as Managing Agent and the Other Lenders Party hereto, filed as Exhibit 10.2 to the Registrants Current Report on Form 8-K filed on March 13, 2006, and incorporated herein by reference.
10(g)	Contribution and Formation Agreement by and between Cousins Properties Incorporated, CP Venture Three LLC and The Prudential Insurance Company of America, including Exhibit U thereto, filed as Exhibit 10.1 to the Registrant's Form 8-K filed on May 4, 2006, and incorporated herein by reference.
10(h)	First Amendment to Contribution and Formation Agreement by and between Cousins Properties Incorporated, CP Venture Three LLC and The Prudential Insurance Company of America, dated June 16, 2006, filed as Exhibit 10.1 to the Registrant's Form 8-K filed on June 19, 2006, and incorporated herein by reference.

10(i)	Purchase and Sale Agreement between Cousins Properties Texas LP and TX-Frost Tower Limited Partnership with respect to Frost Bank Tower, Austin, Texas, dated August 2, 2006, filed as exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 19, 2006, and incorporated herein by reference.
10(j)	Purchase and Sale Agreement between CPI 191 LLC and GA-191 Peachtree, L.L.C. with respect to 191 Peachtree Street, Atlanta, Georgia, dated August 2, 2006, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 19, 2006, and incorporated herein by reference.
10(k)	Purchase and Sale Agreement between CSC Associates, L.P. and BentleyForbes Acquisitions, LLC with respect to Bank of America Plaza, Atlanta, Georgia, dated July 14, 2006; First Amendment to Purchase and Sale Agreement dated August 3, 2006; and Reinstatement and Second Amendment to Purchase and Sale Agreement dated August 11, 2006, all filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 4, 2006, and incorporated herein by reference.
11	Computation of Per Share Earnings. Data required by SFAS No. 128, "Earnings Per Share," is provided in Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K and incorporated herein by reference.
12**	Statement Regarding Computation of Earnings to Combined Fixed Charges and Preferred Dividends.
21**	Subsidiaries of the Registrant.
23**	Consent of Independent Registered Public Accounting Firm.
31.1**	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a management contract or compensatory plan or arrangement.

** Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cousins Properties Incorporated
(Registrant)

BY: /s/ James A. Fleming
James A. Fleming
Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)

Dated: February 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Capacity	Date
/s/ Thomas D. Bell, Jr. Thomas D. Bell, Jr.	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 28, 2007
/s/ James A. Fleming James A. Fleming	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2007
/s/ John D. Harris, Jr. John D. Harris, Jr.	Senior Vice President, Chief Accounting Officer and Assistant Secretary (Principal Accounting Officer)	February 28, 2007
/s/ Erskine B. Bowles Erskine B. Bowles	Director	February 28, 2007
/s/ Richard W. Courts, II Richard W. Courts, II	Director	February 28, 2007
/s/ Lillian C. Giornelli Lillian C. Giornelli	Director	February 28, 2007
/s/ S. Taylor Glover S. Taylor Glover	Director	February 28, 2007
/s/ James H. Hance, Jr. James H. Hance, Jr.	Director	February 28, 2007

Signature	Capacity	Date
/s/ William B. Harrison William B. Harrison	Director	February 28, 2007
/s/ Boone A. Knox Boone A. Knox	Director	February 28, 2007
/s/ William Porter Payne William Porter Payne	Director	February 28, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Cousins Properties Incorporated

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3
Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004	F-4
Consolidated Statements of Stockholders' Investment for the Years Ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cousins Properties Incorporated:

We have audited the accompanying consolidated balance sheets of Cousins Properties Incorporated and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' investment, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share Based Payment*, on January 1, 2006, based on the modified prospective application transition method.

Also as described in Note 2 to the consolidated financial statements, the Company adopted SEC Staff Accounting Bulletin 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, on December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
February 28, 2007

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2006	December 31, 2005
ASSETS		
PROPERTIES:		
Operating properties, net of accumulated depreciation of $115,723 and $158,700 in 2006 and 2005, respectively	$ 472,375	$ 572,466
Operating properties held-for-sale	1,470	—
Land held for investment or future development	101,390	62,059
Projects under development	300,382	241,711
Residential lots under development	27,624	11,577
Total properties	903,241	887,813
CASH AND CASH EQUIVALENTS	11,538	9,336
RESTRICTED CASH	2,824	3,806
NOTES AND OTHER RECEIVABLES, net of allowance for doubtful accounts of $501 and $781 in 2006 and 2005, respectively	32,138	40,014
INVESTMENT IN UNCONSOLIDATED JOINT VENTURES	181,918	217,232
OTHER ASSETS	65,094	30,073
TOTAL ASSETS	$1,196,753	$1,188,274
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
NOTES PAYABLE	$ 315,149	$ 467,516
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	55,538	55,791
DEFERRED GAIN	154,104	5,951
DEPOSITS AND DEFERRED INCOME	2,062	2,551
TOTAL LIABILITIES	526,853	531,809
MINORITY INTERESTS	43,985	24,185
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' INVESTMENT:		
Preferred stock, 20,000,000 shares authorized, $1 par value:		
7.75% Series A cumulative redeemable preferred stock, $25 liquidation preference; 4,000,000 shares issued and outstanding	100,000	100,000
7.50% Series B cumulative redeemable preferred stock, $25 liquidation preference; 4,000,000 shares issued and outstanding	100,000	100,000
Common stock, $1 par value, 150,000,000 shares authorized, 54,439,310 and 53,357,151 shares issued in 2006 and 2005, respectively	54,439	53,357
Additional paid-in capital	336,974	321,747
Treasury stock at cost, 2,691,582 shares	(64,894)	(64,894)
Unearned compensation	—	(8,495)
Cumulative undistributed net income	99,396	130,565
TOTAL STOCKHOLDERS' INVESTMENT	625,915	632,280
TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT	$1,196,753	$1,188,274

See notes to consolidated financial statements.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Years Ended December 31,		
	2006	2005	2004
REVENUES:			
Rental property revenues	$ 90,305	$ 79,223	$ 84,384
Fee income	35,465	35,198	29,704
Multi-family residential unit sales	23,134	11,233	—
Residential lot and outparcel sales	17,284	21,933	16,700
Interest and other	3,673	2,431	4,660
	169,861	150,018	135,448
COSTS AND EXPENSES:			
Rental property operating expenses	36,103	30,173	28,389
General and administrative expenses	58,592	55,819	46,929
Depreciation and amortization	32,415	27,289	30,115
Multi-family residential unit cost of sales	19,403	9,405	—
Residential lot and outparcel cost of sales	12,751	16,404	12,007
Interest expense	11,119	9,094	14,623
Loss on extinguishment of debt	18,207	—	—
Other	2,809	1,322	1,948
	191,399	149,506	134,011
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES, MINORITY INTEREST AND INCOME FROM UNCONSOLIDATED JOINT VENTURES	(21,538)	512	1,437
PROVISION FOR INCOME TAXES FROM OPERATIONS	(4,193)	(7,756)	(2,744)
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,130)	(3,037)	(1,417)
INCOME FROM UNCONSOLIDATED JOINT VENTURES	173,083	40,955	204,493
INCOME FROM CONTINUING OPERATIONS BEFORE GAIN ON SALE OF INVESTMENT PROPERTIES	143,222	30,674	201,769
GAIN ON SALE OF INVESTMENT PROPERTIES, NET OF APPLICABLE INCOME TAX PROVISION	3,012	15,733	118,056
INCOME FROM CONTINUING OPERATIONS	146,234	46,407	319,825
DISCONTINUED OPERATIONS, NET OF APPLICABLE INCOME TAX PROVISION:			
Income (loss) from discontinued operations	(38)	2,297	6,032
Gain on sale of investment properties, net of minority interest	86,495	1,037	81,927
	86,457	3,334	87,959
NET INCOME	232,691	49,741	407,784
DIVIDENDS TO PREFERRED STOCKHOLDERS	(15,250)	(15,250)	(8,042)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$217,441	$ 34,491	$399,742
PER SHARE INFORMATION — BASIC:			
Income from continuing operations	$ 2.58	$ 0.62	$ 6.36
Income from discontinued operations	1.71	0.07	1.80
Basic net income available to common stockholders	$ 4.29	$ 0.69	$ 8.16
PER SHARE INFORMATION — DILUTED:			
Income from continuing operations	$ 2.49	$ 0.60	$ 6.11
Income from discontinued operations	1.65	0.06	1.73
Diluted net income available to common stockholders	$ 4.14	$ 0.66	$ 7.84
CASH DIVIDENDS DECLARED PER COMMON SHARE	$ 4.88	$ 1.48	$ 8.63
WEIGHTED AVERAGE SHARES	50,655	49,989	49,005
DILUTED WEIGHTED AVERAGE SHARES	52,513	51,747	51,016

See notes to consolidated financial statements.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

Years Ended December 31, 2006, 2005 and 2004

(In thousands, except share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Unearned Compensation	Cumulative Undistributed Net Income	Total
Balance, December 31, 2003	$100,000	$51,527	$298,542	$(64,894)	$ (5,803)	$ 199,405	$ 578,777
Net income, 2004						407,784	407,784
Preferred stock issued pursuant to 4,000,000 share Series B stock offering, net of expenses	100,000		(3,529)				96,471
Common stock issued pursuant to:							
Exercise of options and director stock plan		1,062	8,058				9,120
Restricted stock grant and related amortization, net of forfeitures		195	5,876		(4,357)		1,714
Income tax benefit from stock options			2,996				2,996
Preferred dividends paid						(7,750)	(7,750)
Common dividends paid						(429,362)	(429,362)
Balance, December 31, 2004	200,000	52,784	311,943	(64,894)	(10,160)	170,077	659,750
Net income, 2005						49,741	49,741
Common stock issued pursuant to:							
Exercise of options and director stock plan		522	7,025				7,547
Restricted stock grant and related amortization, net of forfeitures		51	1,416		1,665		3,132
Gain on stock issuance at equity method investee			354				354
Income tax benefit from stock options			1,009				1,009
Preferred dividends paid						(14,604)	(14,604)
Common dividends paid						(74,649)	(74,649)
Balance, December 31, 2005 — As previously reported	200,000	53,357	321,747	(64,894)	(8,495)	130,565	632,280
Cumulative effect of adjustments resulting from the adoption of Staff Accounting Bulletin No. 108						2,354	2,354
Balance December 31, 2005 — As adjusted	200,000	53,357	321,747	(64,894)	(8,495)	132,919	634,634
Net income, 2006						**232,691**	**232,691**
Transfer of unearned compensation to additional paid-in capital			**(8,495)**		**8,495**		**—**
Common stock issued pursuant to:							
Exercise of options and director stock plan		**1,189**	**16,717**				**17,906**
Shares withheld for taxes related to stock grants		**(90)**	**(3,135)**				**(3,225)**
Amortization of stock options and restricted stock, net of forfeitures		**(17)**	**7,044**				**7,027**
Gain on stock issuance at equity method investee			**453**				**453**
Income tax benefit from stock-based compensation			**2,643**				**2,643**
Preferred dividends paid						**(15,250)**	**(15,250)**
Common dividends paid						**(250,964)**	**(250,964)**
Balance December 31, 2006	**$200,000**	**$54,439**	**$336,974**	**$(64,894)**	**$ —**	**$ 99,396**	**$ 625,915**

See notes to consolidated financial statements.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	Years Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 232,691	$ 49,741	$ 407,784
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Gain on sale of investment properties, net of income tax provision	(89,507)	(16,770)	(199,983)
Loss on extinguishment of debt	18,207	—	—
Depreciation and amortization	43,690	36,586	42,529
Amortization of deferred financing costs	1,938	1,275	1,645
Stock-based compensation expense	7,044	3,132	1,714
Effect of recognizing rental revenues on a straight-line or market basis	(1,372)	(4,220)	2,777
Income from unconsolidated joint ventures in excess of operating distributions	(3,602)	(6,008)	—
Residential lot, outparcel and multi-family cost of sales	31,566	23,794	11,393
Residential lot, outparcel and multi-family acquisition and development expenditures	(32,697)	(16,305)	(9,429)
Income tax benefit from stock options	(2,643)	1,009	2,996
Minority interest in income	5,287	3,037	1,417
Changes in other operating assets and liabilities:			
Change in other receivables	11,470	(17,052)	(3,257)
Change in accounts payable and accrued liabilities	4,210	(1,143)	(3,062)
Net cash provided by operating activities	226,282	57,076	256,524
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from investment property sales	299,389	35,758	537,477
Proceeds from venture formation accounted for as a sale	297,295	—	—
Property acquisition and development expenditures	(460,913)	(256,428)	(174,512)
Investment in unconsolidated joint ventures	(23,747)	(33,910)	(27,754)
Distributions from unconsolidated joint ventures in excess of income	87,144	29,615	43,039
Proceeds from (investment in) notes receivable	(1,283)	7,984	(8,250)
Change in other assets, net	(20,866)	3,250	(3,805)
Change in restricted cash	982	(1,520)	2,473
Net cash provided by (used in) investing activities	178,001	(215,251)	368,668
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of credit and construction facilities	(1,396,136)	(625,349)	(435,150)
Borrowings under credit and construction facilities	1,431,001	783,384	435,150
Payment of loan issuance costs	(2,151)	(437)	(2,628)
Defeasance costs paid	(15,443)	—	—
Repayment of other notes payable or construction loans	(161,886)	(24,273)	(195,695)
Proceeds from other notes payable or construction loans	11,481	28,920	—
Common stock issued, net of expenses	14,664	7,547	9,120
Income tax benefit from stock options	2,643	—	—
Common dividends paid	(250,964)	(74,649)	(429,362)
Preferred stock issued, net of issuance costs	—	—	96,471
Preferred dividends paid	(15,250)	(14,604)	(7,750)
Contributions from minority partners	1,162	—	—
Distributions to minority partners	(21,202)	(2,518)	(18,919)
Net cash provided by (used in) financing activities	(402,081)	78,021	(548,763)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,202	(80,154)	76,429
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,336	89,490	13,061
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 11,538	$ 9,336	$ 89,490

See notes to consolidated financial statements.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization: Cousins Properties Incorporated ("Cousins"), a Georgia corporation, is a self-administered and self-managed real estate investment trust ("REIT"). Cousins Real Estate Corporation and its subsidiaries ("CREC") is a taxable entity wholly-owned by and consolidated with Cousins. CREC owns, develops, and manages its own real estate portfolio and performs certain real estate related services for other parties.

Description of Business: Cousins, CREC and their subsidiaries (collectively, the "Company") actively invest in office, multi-family, retail, industrial and land development projects. As of December 31, 2006, the Company's portfolio consisted of interests in 7.2 million square feet of office space, 4.2 million square feet of retail space, 2.0 million square feet of industrial space, a 529-unit for-sale multi-family project under development, interests in 24 residential communities under development, over 9,000 acres of strategically located land tracts held for investment or future development, and significant land holdings for development of single-family residential communities. The Company also provides leasing and management services to third-party investors; its client-services portfolio comprises 14.8 million square feet of office and retail space.

Basis of Presentation: The Consolidated Financial Statements include the accounts of Cousins, its consolidated partnerships and wholly owned subsidiaries and CREC and its consolidated subsidiaries.

The Company evaluates all partnership interests or other variable interests to determine if the venture is a variable interest entity ("VIE"), as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46R. If a venture is a VIE and the Company is determined to be the primary beneficiary, the Company consolidates the assets, liabilities and results of operations of the VIE.

In December 2006, the Company formed a joint venture with Callaway Gardens Resorts, Inc. for the development of residential lots within the Callaway Gardens Resort. The joint venture is considered a VIE, and the Company was determined to be the primary beneficiary. As of December 31, 2006, the VIE has total assets of $1.6 million, which are consolidated in the Consolidated Balance Sheet at December 31, 2006.

Additionally, the Company holds a 50% ownership interest in Charlotte Gateway Village, LLC ("Gateway"), a VIE which owns and operates an office building complex in Charlotte, North Carolina. The Company determined it is not the primary beneficiary. The Company's investment in Gateway was $10.5 million at December 31, 2006, which is its maximum exposure. See Note 6 for further discussion of Gateway.

For entities that are not considered VIEs, the Company uses Statement of Financial Accounting Standards ("SFAS") No. 94, *"Consolidation of All Majority-Owned Subsidiaries,"* Accounting Research Bulletin ("ARB") No. 51, *"Consolidated Financial Statements,"* and Emerging Issues Task Force ("EITF") No. 04-5, *"Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights"* to determine the appropriate consolidation and presentation. A description of the Company's investments accounted for under the equity method is included in Note 6.

The Company recognizes Minority Interest on its Consolidated Balance Sheets for non-wholly owned entities that the Company consolidates. The minority partner's share of current operations is reflected in Minority Interest in Income of Consolidated Subsidiaries on the Consolidated Statements of Income.

2. SIGNIFICANT ACCOUNTING POLICIES

Long-Lived Assets

Cost Capitalization: Costs related to planning, developing, leasing and constructing a property are capitalized and classified with Properties in the Consolidated Balance Sheets, in accordance with SFAS No. 67, *"Accounting for Costs and Initial Rental Operations of Real Estate Projects."* Costs for development personnel who work directly on projects under construction are capitalized during the construction period. An estimate of time is obtained directly from such personnel and the Company applies a percentage of their actual salaries plus an estimate

of payroll-related benefits to each project under construction based on time spent on each such project. Interest is capitalized to qualifying assets under development in accordance with SFAS No. 34, *"Capitalization of Interest Costs,"* and SFAS No. 58, *"Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method."* The Company capitalizes interest on average accumulated expenditures outstanding during a period on qualifying projects based first on interest incurred on specific project debt, if any, and next using the weighted average interest rate for non-project specific debt. The amount of interest capitalized does not exceed the actual interest incurred by the Company during any period presented. Interest is also capitalized to investments accounted for under the equity method when the investee has property under development with a carrying value in excess of the investee's borrowings. To the extent that there is debt at the venture during the construction period, the venture capitalizes interest using the specifics of that debt.

Interest, real estate taxes and operating expenses of properties are also capitalized based on the percentage of the project available for occupancy from the date a project receives its certificate of occupancy, to the earlier of the date on which the project achieves 95% economic occupancy or one year thereafter.

Leasing costs capitalized include commissions paid to outside brokers and outside legal costs to negotiate and document a lease agreement. These costs are capitalized as a cost of the tenant's lease and amortized over the related lease term. Internal leasing costs are capitalized utilizing guidance in SFAS No. 91, *"Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."* Leasing personnel are queried monthly, and the Company capitalizes their compensation and payroll-related fringe benefits directly related to time spent performing initial direct leasing activities.

Impairment: Long-lived assets include property, goodwill and other assets which are held and used by an entity. The Company evaluates the carrying value of its long-lived assets in accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* and SFAS No. 142, *"Goodwill and Other Intangible Assets."* Management reviews the carrying value of long-lived assets for the existence of any other-than-temporary indicators of impairment. For long-lived assets other than goodwill, the Company recognizes impairment losses, if any, on held for use assets when the fair value, calculated as the expected undiscounted future operating cash flows derived from such assets, are less than their carrying value. In such cases, the carrying value of the long-lived asset is reduced to its fair value. Additionally, the Company recognizes impairment losses if the fair value of a property held for sale, as defined in SFAS No. 144, net of selling costs, is less than its carrying value. The Company ceases depreciation of a property when it is categorized as held for sale. The Company has recorded no such impairment losses within its consolidated entities during 2006, 2005 or 2004. The accounting for long-lived assets is the same at the Company's unconsolidated joint ventures, one of which recorded an impairment loss in 2004 on a held for sale property (see Note 6 — CP Venture LLC and CP Venture Two LLC). No impairment losses were recorded by the Company's unconsolidated joint ventures in 2005 or 2006.

The Company evaluates the carrying value of its investments in unconsolidated joint ventures in accordance with Accounting Principles Board ("APB") Opinion No. 18, *"The Equity Method of Accounting for Investments in Common Stock."* The Company utilizes a discounted cash flow analysis and evaluates the results of that calculation to determine if an other-than-temporary impairment exists. The Company concluded that it did not have an impairment in any of its investments in joint ventures in 2006, 2005 or 2004.

The Company evaluates the carrying value of its goodwill in accordance with SFAS No. 142. The Company records no amortization of goodwill, but it is tested annually, at the same time each year (or at any point during the year if indicators of impairment exists), for impairment using a discounted cash flow analysis. For all periods presented, the tests for impairment of goodwill did not result in any impairment. The goodwill relates entirely to the office reporting unit. As office assets are sold, either by the Company or at its joint ventures, goodwill is allocated to the cost of each sale.

Acquisition of Operating Properties: The Company allocates the purchase price of operating properties acquired to land, building, tenant improvements and identifiable intangible assets and liabilities based upon relative

fair values at the date of acquisition in accordance with SFAS No. 141, *"Accounting for Business Combinations."* The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The values assigned to the tangible assets of an acquired property are based on the market values for land and tenant improvements and an analysis of the fair value of the building as if it were vacant. Intangible assets can consist of above or below market tenant and ground leases, customer relationships or the value of in-place leases. The values of the above and below market tenant and ground leases are recorded within Other Assets or Accounts Payable and Accrued Liabilities, in the Consolidated Balance Sheets. Above or below market tenant leases are amortized into rental revenues over the individual remaining lease terms, and above or below market ground leases are amortized into ground rent expense over the remaining term of the associated lease. The value associated with in-place leases is recorded in Other Assets and amortized to depreciation and amortization expense over the expected term (see Note 10 for further detail on Intangible Assets). On operating properties it has acquired to date, the Company has not recorded any value to customer relationships. Tangible assets acquired are depreciated using the methodology detailed below in the Depreciation and Amortization section.

Depreciation and Amortization: Real estate assets are stated at the lower of fair value or depreciated cost. Buildings are depreciated over their estimated useful lives, which approximates 15-40 years depending upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. Furniture, fixtures and equipment are depreciated over their estimated useful lives of three to five years. Tenant improvements, leasing costs and leasehold improvements are amortized over the term of the applicable leases or the estimated useful life of the assets, whichever is shorter. Deferred expenses are amortized over the period of estimated benefit. The Company uses the straight-line method for all depreciation and amortization.

Discontinued Operations: SFAS No. 144 also requires that assets and liabilities of held for sale properties be separately categorized on the Consolidated Balance Sheet in the period that they are deemed to be held for sale. The Company separately classified the cost basis of five ground leased outparcels in suburban Atlanta, Georgia, which were under contract for sale, to Property Held for Sale in the Consolidated Balance Sheet as of December 31, 2006. The Company had no properties classified as held for sale at December 31, 2005. Also, in accordance with SFAS No. 144, the Company records gains and losses from the disposition of certain real estate assets and the related historical operating results in a separate section, Discontinued Operations, in the Consolidated Statements of Income for all periods presented. The Company considers operating properties sold or held for sale to be discontinued operations if the Company has no significant continuing involvement, as evaluated under EITF No. 03-13, *"Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations."*

Revenue Recognition

Fee Income: Development and leasing fees are recognized when earned in accordance with Staff Accounting Bulletin ("SAB") No. 101, *"Revenue Recognition in Financial Statements."* Development and leasing fees received from unconsolidated joint ventures and related salaries and other direct costs incurred by the Company are recognized as income and expense based on the percentage of the joint venture which the Company does not own. Correspondingly, the Company adjusts Investment in Unconsolidated Joint Ventures when fees are paid to the Company by a joint venture in which the Company has an ownership interest.

Under management agreements, the Company receives management fees, as well as expense reimbursements, which are comprised primarily of on-site personnel salaries and benefits, from third party property owners and joint venture properties, in which the Company has an ownership interest. The Company expenses salaries and other direct costs related to these management agreements. Management fees and expense reimbursements are recorded in Fee Income on the Consolidated Statements of Income in the same period as the related expenses are incurred, in accordance with EITF No. 99-19 *"Reporting Revenue Gross as a Principal versus Net as an Agent"* ("EITF 99-19").

Reimbursements from third party and unconsolidated joint venture management contracts were $16.1 million, $15.1 million and $13.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Rental Property Revenues: In accordance with SFAS No. 13, "*Accounting for Leases*," income on leases which include scheduled increases in rental rates over the lease term (other than scheduled increases based on the Consumer Price Index) and/or periods of free rent is recognized on a straight-line basis. The Company recognizes revenues for recoveries from tenants of operating expenses the Company paid on the tenant's behalf. These operating expenses include items such as real estate taxes, insurance and other property operating costs. During 2006, 2005 and 2004, the Company recognized $13.3 million, $10.9 million and $10.8 million, respectively, in revenues for recoveries from tenants.

The Company makes valuation adjustments to all tenant-related revenue based upon the tenant's credit and business risk. The Company generally suspends the accrual of income on specific tenants where rental payments or reimbursements are delinquent 90 days or more.

Residential Lot Sales: Sales and related cost of sales of developed lots to homebuilders are recognized in accordance with the full accrual method as outlined in SFAS No. 66, "*Accounting for Sales of Real Estate.*" If a substantial continuing obligation exists related to the sale or any other criteria for the full accrual method is not met, the Company would use the percentage of completion method to recognize revenues on lot sales.

Multi-Family Residential Sales: Sales and related cost of sales of multi-family residential units are recognized in accordance with SFAS No. 66. Individual unit sales that meet the criteria in paragraph 37 of SFAS No. 66 are accounted for under the percentage of completion method. The Company recognizes profits on multi-family residential unit sales under the percentage of completion method when, among other factors, (1) construction is beyond a preliminary stage, which usually coincides with completion of the building's foundation and (2) buyers make sufficient non-refundable deposits under their contracts (5% of the sales price for primary residences and 10% of the sales price for secondary residences is generally considered sufficient). Sales and related cost of sales for all other unit sales are recognized as deposits until all criteria for sales recognition under SFAS No. 66 are met.

In November 2006, the FASB ratified the consensus in EITF No. 06-08, "*Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums*" ("EITF 06-08"), which provides guidance for determining the adequacy of a buyer's continuing investment and the appropriate profit recognition in the sale of individual units in a condominium project. EITF 06-08 requires that companies evaluate the adequacy of a buyer's continuing investment in recognizing condominium revenues on the percentage of completion method by applying paragraph 12 of Statement No. 66 to the level and timing of deposits received on contracts for condominium sales. This rule is effective for the Company on January 1, 2008, although earlier adoption is permitted. The Company does not anticipate the impact of adopting EITF 06-08 will have a material effect on its financial position or results of operations for current projects, but anticipates that the accounting under EITF 06-08 will have a material effect on the timing of revenue recognition for any future multi-family residential projects the Company undertakes.

Gain on Sale of Investment Properties: The Company recognizes gain on sale of investment properties in accordance with the provisions of SFAS No. 66. SFAS No. 66 requires that the sale be consummated, the buyer's initial and continuing investment be adequate to demonstrate commitment to pay, any receivable obtained not be subject to future subordination and the usual risks and rewards of ownership be transferred. SFAS No. 66 also requires that the seller not have a substantial continuing involvement with the property. If the Company has a commitment to the buyer and that commitment is a specific dollar amount, this commitment is accrued and the gain on sale that the Company recognizes is reduced. If the Company has a construction commitment to the buyer, an estimate is made of this commitment and a portion of the sale is deferred until the commitment has been fulfilled.

Income Taxes

Cousins has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, Cousins must distribute annually at least 90% of its adjusted taxable income, as defined in the Code, to its stockholders and satisfy certain other organizational and operating requirements. It is management's current intention to adhere to these requirements and maintain Cousins' REIT status. As a REIT, Cousins generally will not be subject to federal income tax at the corporate level on the taxable income it distributes to its shareholders. If Cousins fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Cousins may be subject to certain state and local taxes on its income and property, and to federal income taxes on its undistributed taxable income.

CREC uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future periods.

In June 2006, the FASB issued FASB Interpretation No. 48, *"Accounting for Income Tax Uncertainties"* ("FIN 48"). FIN 48 defines the threshold for recognizing tax return positions in the financial statements as those which are "more-likely-than-not" to be sustained upon examination by the taxing authority. FIN 48 also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties, accounting for income tax uncertainties in interim periods and the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective January 1, 2007 for the Company. The Company does not anticipate the effect of adopting the provisions of FIN 48 will be material to its financial position or results of operations.

Stock-Based Compensation

The Company has several types of stock-based compensation plans which are described in Note 7. In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS 123R"), *"Share-Based Payment."* This standard requires the recognition of compensation expense for the grant-date fair value of all share-based awards granted after the date the standard is adopted, and for the fair value of the unvested portion of awards issued prior to the date the standard is adopted. The Company adopted SFAS 123R using the modified prospective method of adoption in the fiscal quarter beginning January 1, 2006. Additional disclosures related to stock-based compensation are included in Note 7. For periods prior to 2006, the Company accounted for its stock-based compensation under APB No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations as permitted by SFAS No. 123, *"Accounting for Stock-Based Compensation."* APB No. 25 required the recording of compensation expense for some stock-based compensation, including restricted stock, but did not require companies to record compensation expense on stock options where the exercise price was equal to the market value of the underlying stock on the date of grant. Accordingly, the Company did not record compensation expense for stock options in the Consolidated Statements of Income prior to January 1, 2006, as all stock options granted have an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense for stock-based compensation previously expensed under APB No. 25 did not materially change under SFAS 123R.

The Company uses the Black-Scholes model to value its new stock option grants under SFAS 123R. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. In addition, SFAS 123R requires the Company to reflect the benefits of tax deductions in excess of recognized compensation cost to be reported as both a financing cash inflow and an operating cash outflow upon adoption. The effect on operating and financing cash flows was approximately $2.6 million in 2006 related to these tax benefits. The Company adopted the transition method described in FSP FAS 123R-3, *"Transition Election Related to Accounting for the Tax Effect of Share-Based Payment Awards."*

The Company recognizes compensation expense arising from share-based payment arrangements (stock options, restricted stock and restricted stock units) granted to employees in general and administrative expense in the 2006 Consolidated Statements of Income over the related awards' vesting period. A portion of share-based payment expense is capitalized to projects under development in accordance with SFAS No. 67. Compensation expense related to the adoption of SFAS 123R is shown in the "Stock Options Only" column below. Information for the Company's share-based payment arrangements for the year ended December 31, 2006 are as follows ($ in thousands, except per share amounts):

	Stock Options Only	All Share-Based Compensation
	2006	2006
Expensed	$3,550	$ 9,983
Amounts capitalized	(997)	(2,945)
Effect on provision for income taxes	(140)	(349)
Effect on income from continuing operations and net income	$2,413	$ 6,689
Effect on basic earnings per share	$ 0.05	$ 0.13
Effect on diluted earnings per share	$ 0.05	$ 0.13

If the Company had applied fair value recognition provisions to options granted under the Company's stock option plans prior to January 1, 2006, pro forma results would have been as follows for 2005 and 2004 ($ in thousands, except per share amounts):

	2005	2004
Net income available to common stockholders, as reported	$34,491	$399,742
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	2,496	1,609
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effect	(4,907)	(4,006)
Pro forma net income available to common stockholders	$32,080	$397,345
Net income per common share:		
Basic — as reported	$ 0.69	$ 8.16
Basic — pro forma	$ 0.64	$ 8.11
Diluted — as reported	$ 0.67	$ 7.84
Diluted — pro forma	$ 0.62	$ 7.82

Earnings per Share ("EPS")

Basic EPS represents net income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS represents net income available to common stockholders divided by the diluted weighted average number of common shares outstanding during the period. Diluted weighted average number of common shares is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common stock

outstanding. The income amounts used in the Company's EPS calculations are reduced for the effect of preferred dividends and are the same for both basic and diluted EPS. Share data is as follows (in thousands):

	2006	2005	2004
Weighted-average shares-basic	**50,655**	49,989	49,005
Dilutive potential common shares:			
Stock options	**1,676**	1,630	1,911
Restricted stock	**182**	128	100
Weighted-average shares-diluted	**52,513**	51,747	51,016
Anti-dilutive options at period end not included	**952**	871	918

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash and highly liquid money market instruments. Highly liquid money market instruments include securities and repurchase agreements with original maturities of three months or less, money market mutual funds and United States Treasury Bills with maturities of 30 days or less. Restricted cash primarily represents amounts restricted under debt agreements for future capital expenditures or amounts restricted under purchase agreements to be expended only for prescribed use.

New Accounting Pronouncements

In addition to the new FASB pronouncement, FIN 48, previously discussed in the Income Tax section, the Securities and Exchange Commission issued SAB No. 108, "*Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,*" in September 2006. This statement requires that registrants analyze the effect of financial statement misstatements on both their balance sheet and their income statement and contains guidance on correcting errors under this approach. The Company adopted SAB 108 on December 31, 2006 and, in accordance with the initial application provisions of SAB 108, adjusted retained earnings as of January 1, 2006. All of these adjustments were considered to be immaterial individually and in the aggregate in prior years based on the Company's historical method of determining materiality. See Note 15 for further discussion.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Reclassifications

In periods prior to 2006, the Company recorded reimbursements of salary and benefits of on-site employees pursuant to management agreements with third parties and unconsolidated joint ventures as reductions of general and administrative expenses. In 2006, the Company determined that these amounts should have been recorded as revenues in accordance with EITF No. 99-19 and, accordingly, began recording these reimbursements in Fee Income on the Consolidated Statements of Income. Prior period amounts have been revised to conform to the 2006 presentation. As a result, Fee Income and General and Administrative Expenses have increased by $15.1 million in 2005 and $13.2 million in 2004 when compared to amounts previously reported.

3. NOTES AND OTHER RECEIVABLES

At December 31, 2006 and 2005, notes and other receivables included the following ($ in thousands):

	2006	2005
Notes receivable	$ 4,114	$ 2,831
Cumulative rental revenue recognized on a straight-line basis in excess of revenue accrued in accordance with lease terms (see Note 2)	7,918	9,080
Other receivables, net of allowance for doubtful accounts of $501 in 2006 and $781 in 2005 (see Note 2)	20,106	28,103
Total Notes and Other Receivables	$32,138	$40,014

Fair Value — At December 31, 2006 and 2005, the estimated fair value of the Company's notes receivable was $4.0 million and $2.7 million, respectively, calculated by discounting future cash flows from the notes receivable at estimated rates at which similar loans would have been made at December 31, 2006 and 2005.

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. NOTES PAYABLE, COMMITMENTS AND CONTINGENT LIABILITIES

The following table summarizes the terms of notes payable outstanding at December 31, 2006 and 2005 ($ in thousands):

Description	Rate	Term/ Amortization Period (Years)	Final Maturity	December 31, 2006	December 31, 2005
Credit facility (a maximum of $400,000), unsecured	LIBOR + 0.8% to 1.3%	4/N/A	3/07/10	$128,200	$ —
Construction facility (a maximum of $100,000), unsecured	LIBOR + 0.8% to 1.3%	4/N/A	3/07/10	64,700	—
Credit Facility (replaced by above facility in 2006)	Floating based on LIBOR	N/A	N/A	—	158,035
Note secured by Company's interest in CSC Associates, L.P.	6.958%	10/20	3/01/12	—	141,125
The Avenue East Cobb mortgage note	8.39%	10/30	8/01/10	—	37,058
333/555 North Point Center East mortgage note	7.00%	10/25	11/01/11	29,571	30,232
Meridian Mark Plaza mortgage note	8.27%	10/28	9/01/10	23,602	23,975
100/200 North Point Center East mortgage note (interest only through 2006)	7.86%	10/25	8/01/07	22,365	22,365
The Points at Waterview mortgage note	5.66%	10/25	1/01/16	18,183	18,500
600 University Park mortgage note	7.38%	10/30	8/10/11	13,168	13,350
905 Juniper construction loan (a maximum of $20,500)	LIBOR + 2.0%	N/A	N/A	—	11,252
Lakeshore Park Plaza mortgage note	6.78%	10/30	11/01/08	9,082	9,359
King Mill Project I member loan (a maximum of $2,849)	9.00%	3/N/A	8/30/08	2,625	1,715
King Mill Project I second member loan (a maximum of $2,349)	9.00%	3/N/A	6/26/09	1,815	—
Jefferson Mill Project member loan (a maximum of $3,156)	9.00%	3/N/A	9/13/09	1,432	—
Other miscellaneous notes	Various	Various	Various	406	550
				$315,149	$467,516

Through March 7, 2006, the Company had an unsecured revolving credit facility with Bank of America and several other banks of up to $325 million (which could have been increased to $400 million under certain circumstances), with a maturity date of September 14, 2007. The credit facility bore interest at a rate equal to the

London Interbank Offering Rate ("LIBOR") plus a spread which was based on the Company's ratio of total debt to total assets, as defined by the credit facility, according to the following table:

Leverage Ratio	Applicable Spread
≤ to 35%	0.90%
>35% but ≤ 45%	1.00%
>45% but ≤ 50%	1.10%
>50% but ≤ 55%	1.35%
>55%	1.50%

On March 7, 2006, the Company recast its unsecured revolving credit facility ("Revolver"), increasing the size by $75 million to $400 million and extending the maturity date to March 7, 2010, with an additional one-year extension. The Revolver can be expanded to $500 million under certain circumstances, although the availability of the additional capacity is not guaranteed. The Revolver provides for additional flexibility in some of the financial covenants as compared to the previous facility. Additionally, the Revolver imposes restrictions on the level of common and preferred dividends only if the Company's leverage ratio, as defined by the Revolver, is greater than 55%. Generally interest is calculated under the Revolver equal to LIBOR plus an additional spread based on the ratio of total debt to total assets, as defined according to the following table:

Leverage Ratio	Applicable Spread
≤ to 35%	0.80%
>35% but ≤ 45%	0.90%
>45% but ≤ 50%	1.00%
>50% but ≤ 55%	1.15%
>55%	1.30%

On March 7, 2006 and simultaneous with the recast of the Revolver, the Company entered into an unsecured $100 million construction facility. While this facility is unsecured, advances under the facility are to be used to fund the construction costs of the Terminus 100 project. This facility has the same maturity date and key provisions as the Revolver.

The Company had $128.2 million drawn on the Revolver as of December 31, 2006 and, net of $3.0 million reserved for outstanding letters of credit, the Company had $268.8 million available for future borrowings under the Revolver. At December 31, 2006, the interest rate on the borrowings outstanding under the Revolver was 6.12%. The Company had $64.7 million drawn on its construction facility as of December 31, 2006.

In conjunction with the venture formation on June 29, 2006, as described in Note 5 herein, The Avenue East Cobb mortgage note payable was assumed by CP Venture IV Holdings LLC ("CPV IV"). The Company recognized a loss on extinguishment of debt of approximately $2.8 million in 2006 in conjunction with this loan assumption.

In conjunction with the sale of Bank of America Plaza in September 2006 discussed in Note 9 herein, the Company repaid its note payable to CSC Associates, L.P. ("CSC") secured by its interest in CSC. CSC had a corresponding note payable to a third party secured by Bank of America Plaza which was also repaid in conjunction with the sale. CSC incurred defeasance costs that the Company was obligated to fund. The defeasance costs and the unamortized balance of deferred loan costs totaled approximately $15.4 million and were recorded as a loss on extinguishment of debt in 2006 in the accompanying Consolidated Statements of Income.

The 905 Juniper construction loan was repaid in full in 2006 as all of the multi-family residential units in the project underlying the loan were sold. Also in 2006, two ventures which the Company consolidates obtained loans from the ventures' minority partner. One was for construction of the second building at the King Mill industrial project, which has a maximum available of $2.3 million, an interest rate of 9.0% and a maturity of June 26, 2009.

The second loan was for construction of the first building at the Jefferson Mill industrial project, which has a maximum available of $3.2 million, an interest rate of 9.0% and a maturity of September 13, 2009.

The aggregate maturities of the indebtedness of the Company at December 31, 2006 detailed above are as follows ($ in thousands):

2007	$ 24,675
2008	13,240
2009	5,211
2010	216,729
2011	39,161
Thereafter	16,133
	$315,149

At December 31, 2006, the Company had outstanding letters of credit totaling approximately $3.0 million and performance bonds totaling approximately $18.0 million. The majority of the Company's debt is fixed-rate long-term mortgage notes payable, most of which is non-recourse to the Company. The 333/555 North Point Center East note payable and the credit and construction facilities are recourse to the Company, which in total equal approximately $222.5 million at December 31, 2006. Assets with carrying values of $104.7 million were pledged as security on the $92.7 million non-recourse debt of the Company. As of December 31, 2006, the weighted average maturity of the Company's consolidated debt was 3.5 years.

For the years ended December 31, 2006, 2005 and 2004, interest was recorded as follows ($ in thousands):

	Expensed	Capitalized	Total
2006			
Continuing Operations	$11,119	$20,554	$31,673
2005			
Continuing Operations	$ 9,094	$16,916	$26,010
Discontinued Operations	—	277	277
	$ 9,094	$17,193	$26,287
2004			
Continuing Operations	$14,623	$13,987	$28,610
Discontinued Operations	6,475	41	6,516
	$21,098	$14,028	$35,126

The Company has future lease commitments under ground leases and operating leases for office space aggregating approximately $16.7 million over weighted average remaining terms of 76 and 1.7 years, respectively.

The Company recorded lease expense of approximately $2.1 million, $2.2 million and $1.6 million, net of amounts capitalized, in 2006, 2005 and 2004, respectively. Amounts due under these lease commitments are as follows:

2007	$ 831
2008	293
2009	263
2010	266
2011	185
Thereafter	14,909
	$16,747

As of December 31, 2006, outstanding commitments for the construction and design of real estate projects, including an estimate for unfunded tenant improvements at operating properties, totaled approximately $304.7 million. At December 31, 2006 and 2005, the estimated fair value of the Company's notes payable was approximately $313.1 million and $487.2 million, respectively, calculated by discounting future cash flows at estimated rates at which similar loans would have been obtained at December 31, 2006 and 2005.

5. DEFERRED GAIN

The deferred gain of $154.1 million and $6.0 million at December 31, 2006 and 2005, respectively, arose from two transactions with The Prudential Insurance Company of America ("Prudential") discussed as follows.

CP Venture LLC ("CPV")

As discussed in Note 6 below, in 1998 the Company and Prudential entered into an agreement whereby the Company contributed interests in certain operating properties it owned to a venture and Prudential contributed an equal amount of cash. The venture was structured such that the operating properties were owned by CP Venture Two LLC ("CPV Two") and the cash was held by CP Venture Three LLC ("CPV Three"). Upon formation, the Company owned an effective interest in CPV Two of 11.5%, and an effective interest in CPV Three of 88.5%, with Prudential owning the remaining effective interests of each entity. The Company's effective interest in CPV Two was reduced to 10.4% in 2006. The Company accounts for its interest in CPV Two under the equity method (see Note 6), and the Company consolidates CPV Three.

At the time of the formation of the ventures, the Company determined that the transaction qualified for accounting purposes as a sale of the properties to the venture pursuant to SFAS No. 66. However, because the legal consideration the Company received from this transaction was a controlling interest in CPV Three as opposed to cash, the Company determined that the gain on the transaction should be deferred. The Company reduces the deferred gain as properties are sold or depreciated by CPV Two and as distributions are made by CPV Three.

The balances in deferred gain related to this venture were approximately $5.4 million and $6.0 million at December 31, 2006 and 2005, respectively. In 2006, CPV sold Grandview II, which resulted in recognition of deferred gain of approximately $0.3 million, and in 2004, CPV sold Wachovia Tower, which resulted in recognition of deferred gain of approximately $2.5 million, both of which were recognized in gain on sale of investment property in the Consolidated Statements of Income.

CPV IV

On June 29, 2006, the Company formed CPV IV with Prudential. Upon formation, the Company contributed its interests in five properties (the "Properties") to CPV IV valued initially at $340.9 million. Prudential agreed to contribute cash to CPV IVof $300.1 million (the "Base Contribution Amount") and to assume mortgage debt valued

at $40.8 million on one of the Properties. The Base Contribution Amount was contributed in three installment amounts and as of December 31, 2006, all of the Base Contribution Amount had been received.

In addition, Prudential is obligated to contribute to CPV IV up to an additional $20.5 million (the "Contingent Contribution Amounts") if certain conditions are satisfied with respect to the expansions of two Properties which are still partially under development. The Contingent Contribution Amounts would be funded on or about June 30, 2007 and December 31, 2007. The Company also agreed to master lease a portion of the unleased space at one of the Properties during 2007. Pursuant to this master lease, the maximum amount of rent payable would be $1.6 million for rent, plus tenant improvement costs and commissions of up to $2.6 million. To the extent that any space subject to the master lease is actually leased to third parties pursuant to a qualifying lease, the Company would no longer be obligated under the master lease with respect to such space.

Upon formation of CPV IV, the Company and Prudential formed two additional entities that are wholly-owned by CPV IV: CP Venture Five LLC ("CPV Five") and CP Venture Six LLC ("CPV Six"). CPV IV made a contribution of the Properties to CPV Five, and CPV Six holds rights to the Base Contribution Amounts and the Contingent Contribution Amounts.

As of December 31, 2006, the Company, through its interest in CPV IV and CPV IV's interest in CPV Five, has an 11.5% interest in the cash flow and capital proceeds of the Properties, and Prudential has an 88.5% interest therein.

The cash contributed by Prudential will be used by CPV Six primarily to develop commercial real estate projects or to make acquisitions of real estate; however, as of December 31, 2006, no such investments have been made and the Base Contribution Amount has been loaned to the Company, as permitted in the CPV IV documents. Prudential receives a priority current return of 6.5% per annum on an amount equal to 11.5% of its capital contributions to the venture, in addition to a liquidation preference. After these preferences, the Company is entitled to certain priority distributions related to the properties developed or acquired by CPV Six after which, the Company and Prudential share residual distributions, if any, with respect cash flows from CPV Six, 88.5% to the Company and 11.5% to Prudential.

The Company provides property management and leasing services with respect to each of the Properties and the Company and Prudential have certain discretionary decision rights and approval rights with respect to properties owned by CPV Six and the Properties. The Company serves as Administrative Manager of CPV IV.

The Company is accounting for its interest in CPV Five under the equity method of accounting in accordance with APB No. 18 (see Note 6) and is consolidating the assets and results of operations of CPV Six, with Prudential's share in this entity recorded as minority interest. The net book value of the Properties was removed from operating properties and projects under development on June 29, 2006, and an investment in unconsolidated joint venture was recorded using 11.5% of the Company's original basis in the Properties. The Company recognized equity income from the operations of the Properties in beginning on June 29, 2006 based on its percentage interest in CPV Five.

The contribution of the Properties was treated as a sale for accounting purposes using guidance outlined in SFAS No. 66. However, the Company did not recognize any gain in the Consolidated Statement of Income related to this transaction as the consideration received was a partnership interest, as opposed to cash and, therefore, did not meet the rules in SFAS No. 66 for income statement gain recognition. The gain was included in Deferred Gain on the Company's Consolidated Balance Sheets and was calculated as 88.5% of the difference between the book value of the Properties and the fair value as detailed above. The balance in Deferred Gain related to this transaction equaled approximately $148.7 million at December 31, 2006 and may be recognized if cash distributed by CPV IV to the Company exceeds 10% of the aggregate value of the Properties.

6. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

The following information summarizes financial data and principal activities of unconsolidated joint ventures in which the Company had ownership interests. During the development or construction of an asset, the Company and its partners may be committed to provide funds pursuant to a development plan. However, in general, the Company does not have any obligation to fund the working capital needs of its unconsolidated joint ventures. The partners may elect in their discretion to fund cash needs if the venture required additional funds to effect re-leasing or had other specific needs. Additionally, at December 31, 2006, the Company generally does not guarantee the outstanding debt of any of its unconsolidated joint ventures, except for customary "non-recourse carve-out" guarantees of certain mortgage notes, and 20% of the CF Murfreesboro Associates ("CF Murfreesboro") construction loan. The information included in the following table entitled Summary of Financial Position is as of December 31, 2006 and 2005. The information included in the Summary of Operations table is for the years ended December 31, 2006, 2005 and 2004. All dollars are in thousands:

	Total Assets		Total Debt		Total Equity		Company's Investment	
	2006	2005	2006	2005	2006	2005	2006	2005
SUMMARY OF FINANCIAL POSITION:								
CP Venture IV LLC entities	$ 352,798	$ —	$ 39,364	$ —	$294,169	$ —	$ 18,610	$ —
TRG Columbus Development Venture, Ltd.	154,281	60,921	76,861	29,086	55,724	28,207	27,619	16,628
Charlotte Gateway Village, LLC	178,784	184,469	144,654	154,775	32,912	29,072	10,502	10,536
CP Venture LLC entities	118,861	138,832	—	24,187	117,716	112,792	5,157	7,271
CL Realty, L.L.C.	117,820	108,611	5,357	45,174	108,316	105,828	66,979	63,238
CF Murfreesboro Associates	54,356	—	21,428	—	21,698	—	11,975	—
Temco Associates, LLC	66,001	68,178	3,746	4,631	60,786	61,163	31,223	31,356
Crawford Long — CPI, LLC	42,524	45,630	52,404	53,201	(10,664)	(10,710)	(4,037)	(3,077)
Ten Peachtree Place Associates	27,312	29,213	28,849	29,300	(1,796)	1,832	(2,411)	(1,734)
Palisades West, LLC	26,987	—	—	—	25,072	—	11,959	—
Wildwood Associates	21,816	22,242	—	—	21,730	21,917	(1,385)	(1,291)
Handy Road Associates, LLC	5,349	5,335	3,204	3,017	2,133	2,282	2,209	2,371
Pine Mountain Builders, LLC	3,999	8,386	614	1,628	2,347	1,126	1,191	767
CPI/FSP I, L.P.	3,307	3,236	—	—	3,190	3,236	1,621	1,644
CSC Associates, LP	2,998	152,776	—	—	1,410	145,883	706	74,701
Brad Cous Golf Venture, Ltd.	—	9,916	—	—	—	9,880	—	5,264
285 Venture, LLC	—	137	—	—	—	52	—	26
CC-JM II Associates	—	4	—	—	—	4	—	(7)
Cousins LORET Venture, L.L.C.	—	—	—	—	—	101	—	(3)
Other	—	—	—	—	—	—	—	9,542
	$1,177,193	$837,886	$376,481	$344,999	$734,743	$512,665	$181,918	$217,232

	Total Revenues			Net Income (Loss)			Company's Share of Net Income (Loss)		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
SUMMARY OF OPERATIONS:									
CP Venture IV LLC entities	$ 15,326	$ —	$ —	$ 2,095	$ —	$ —	$ 1,831	$ —	$ —
CP Venture LLC entities	20,546	22,907	23,115	15,577	9,154	8,960	1,792	1,053	1,010
Charlotte Gateway Village, LLC	30,753	30,586	30,153	5,048	4,468	3,898	1,176	1,158	1,176
TRG Columbus Development Venture, Ltd.	96,737	59,253	—	27,494	16,019	—	10,344	6,668	—
CL Realty, L.L.C.	24,922	45,836	24,760	11,144	13,354	6,030	6,491	8,902	3,238
Temco Associates, LLC	46,796	30,063	32,095	15,574	8,801	11,107	7,387	3,931	5,106
Crawford Long — CPI, LLC	10,512	9,798	8,781	1,176	936	292	540	419	95
Palisades West, LLC	—	—	—	(21)	—	—	(11)	—	—
Ten Peachtree Place Associates	6,871	6,950	6,635	664	736	786	373	378	399
Wildwood Associates	—	102	39,808	(188)	(202)	204,838	(94)	(101)	101,066
CSC Associates, L.P.	174	42,027	42,603	289,464	22,071	23,122	142,108	10,963	11,486
Pine Mountain Builders, LLC	17,829	15,541	9,642	2,020	1,782	982	739	725	398
Handy Road Associates, LLC	187	122	—	(344)	(240)	—	(293)	—	—
CPI/FSP I, L.P.	—	—	6,578	(46)	—	30,776	(23)	3	14,127
Brad Cous Golf Venture, Ltd.	182	1,332	1,273	3,131	272	127	1,109	135	64
285 Venture, LLC	—	2,813	9,715	—	2,978	3,166	13	1,407	1,414
CC-JM II Associates	—	(38)	4,339	—	(23)	39,315	8	330	18,476
Cousins LORET Venture, L.L.C.	—	—	12,292	—	(118)	90,268	3	(59)	45,514
905 Juniper Venture, LLC	—	2,897	—	—	714	—	—	514	—
Other	—	—	—	—	—	—	(410)	4,529	924
	$270,835	$270,189	$251,789	$372,788	$80,702	$423,667	$173,083	$40,955	$204,493

CPV IV — See Note 5.

TRG Columbus Development Venture, Ltd. ("TRG") — TRG is 40% owned by 50 Biscayne Ventures, LLC ("Biscayne"), and 60% owned by The Related Group of Florida ("Related"). Biscayne is 88.25% owned by the Company. TRG is constructing a 529-unit condominium project in Miami, Florida and has a construction loan on the project allowing it to borrow up to approximately $132 million, at a rate of LIBOR plus 1.75% and a maturity of June 9, 2008. Biscayne is the limited partner in the venture and recognizes 40% of the income, after a preferred return to each partner on their equity investment. Biscayne is consolidated with the Company, and the Company records minority interest for Biscayne's minority partner's 11.75% interest.

Gateway — Gateway is a joint venture between the Company and Bank of America Corporation ("BOA") and owns and operates Gateway Village, a 1.1 million rentable square foot office building complex in downtown Charlotte, North Carolina. The project is 100% leased to BOA through 2016. Gateway's net income or loss and cash distributions are allocated to the members as follows: first to the Company so that it receives a cumulative compounded return equal to 11.46% on its capital contributions, second to BOA until it has received an amount equal to the aggregate amount distributed to the Company and then 50% to each member. Gateway has a mortgage note payable with an original principal of $190 million, a maturity of December 1, 2016 and an interest rate of 6.41%.

CPV and CPV Two — In 1998, the Company and Prudential formed CPV and CPV Two to own and operate certain retail and office properties. Through December 29, 2006, the Company owned an 11.5% interest in the properties owned by CPV Two through its interest in CPV and CPV Two. On December 29, 2006, Prudential contributed equity in order to repay a maturing mortgage note payable on one of CPV Two's retail centers. The Company did not contribute equity, and therefore the ownership interests in CPV Two changed to 89.63% for

Prudential and 10.3% for the Company. As of December 31, 2006, CPV Two owned one office building totaling 69,000 rentable square feet and four retail properties totaling 1.0 million rentable square feet.

In 2004, CPV sold Wachovia Tower to an unrelated third party for approximately $36.0 million. CPV recognized an impairment loss of approximately $1.5 million, which represented the difference between the book value of the asset and the sales price. The Company recorded 11.5% of this impairment loss through Income from Unconsolidated Joint Ventures. In 2006, CPV sold Grandview II to an unrelated third party for approximately $22.8 million, and recorded a gain on this sale of approximately $6.4 million. The Company recorded its share (11.5%) of the gain through Income from Unconsolidated Joint Ventures.

CL Realty, L.L.C. ("CL Realty") — CL Realty is a 50-50 joint venture between the Company and a subsidiary of Temple-Inland Inc., and is in the business of developing and investing primarily in single-family residential lot development properties. As of December 31, 2006, CL Realty was developing, either directly or through investments in joint ventures, 15 residential developments, 10 of which are in Texas, two in Georgia and three in Florida. CL Realty sold 973, 1,314 and 972 lots in 2006, 2005, and 2004, respectively, and 8,689 lots remain to be developed or sold at December 31, 2006. The venture also sold 134 acres of land in 2006 and has interests in approximately 554 remaining acres of land, which it intends to develop or sell as undeveloped tracts. CL Realty has construction loans at various projects, detailed as follows (dollars in thousands):

Description (Interest Rate Base, if not fixed)	Total Debt	CL Realty's Ownership Percentage	Maturity Date	Rate End of Year
CL Realty:				
Summer Lakes (Prime + 3%)	$ 1,356	100%	3/30/2007	11.25%
Southern Trails (LIBOR + 0.25%; $13 million construction line)	—	80%	6/30/2008	5.57%
Village Park (> of 10% or Prime + 2%)	2,718	100%	5/15/2007	10.25%
Village Park North (Prime + 1%)	1,283	100%	1/14/2008	9.25%
Long Meadow Farms (Prime + 0.5%)	7,737	37.5%	6/08/2007	8.75%
Stonewall Estates (Prime)	3,518	50%	5/31/2010	8.25%
Blue Valley (Prime)	15,912	25%	5/11/2007	8.25%
Blue Valley (> of Prime or 5.5%)	4,600	25%	3/05/2007	8.25%
TOTAL	$37,124			

CF Murfreesboro — In July 2006, the Company formed CF Murfreesboro, a 50-50 joint venture between the Company and an affiliate of Faison Associates, to develop The Avenue Murfreesboro, an 810,000 square foot retail center in suburban Nashville, Tennessee. Upon formation, the joint venture acquired approximately 100 acres of land for approximately $25 million, obtained a construction loan and commenced construction of the center. The construction loan has a maximum available of $131 million, an interest rate of LIBOR plus 1.15% and expires July 20, 2010. Approximately $21.4 million has been drawn on the construction loan as of December 31, 2006. The Company guarantees 20% of the amount outstanding under the construction loan, which equals $4.3 million at December 31, 2006. The retail center serves as collateral against the construction loan, and the Company is liable for 20% of any difference between the proceeds from the sale of the retail center and the amounts due under the loan in the event of default. The Company has not recorded a liability as of December 31, 2006, as it estimates no obligation is or will be required.

Temco Associates, LLC ("Temco") — Temco is a 50-50 joint venture between the Company and a subsidiary of Temple-Inland Inc. As of December 31, 2006, Temco was developing, either directly or through investments in joint ventures, four single-family residential communities in Georgia with 1,638 total projected lots remaining to be developed or sold. During 2006, 2005 and 2004, Temco sold 477, 467 and 491 lots, respectively. Temco sold

1,088 acres of land during 2006, and has interests in approximately 6,682 remaining acres of land, which it intends to develop or sell as undeveloped tracts or develop. Temco has a construction loan at one of its joint ventures with a balance outstanding of $164,000, a maturity date of February 14, 2007 and an interest rate of Prime plus 0.25%. Additionally, Temco has debt of $3.6 million secured by the golf course at one of its residential developments. This debt matures January 2009 and carries a weighted average interest rate of 7.94%.

Crawford Long-CPI, LLC ("Crawford Long") — Crawford Long is a 50-50 joint venture between the Company and Emory University and owns the Emory Crawford Long Medical Office Tower, a 358,000 rentable square foot medical office building located in Midtown Atlanta, Georgia. Crawford Long has a mortgage note payable with an original principal of $55 million, a maturity of June 1, 2013 and an interest rate of 5.9%.

Ten Peachtree Place Associates ("TPPA") — TPPA is 50-50 joint venture between the Company and a wholly-owned subsidiary of The Coca-Cola Company, and owns Ten Peachtree Place, a 259,000 rentable square foot office building located in midtown Atlanta, Georgia. TPPA has a mortgage note payable for an original principal of $30 million with a maturity of April 1, 2015 and an interest rate of 5.39%.

TPPA pays cash flows from operating activities, net of note principal amortization, to repay additional capital contributions made by the partners plus 8% interest on these contributions until July 1, 2011. After July 1, 2011, the Company and its partner are entitled to receive 15% and 85% of the cash flows (including any sales proceeds), respectively, until the two partners have received combined distributions of $15.3 million. Thereafter, each partner is entitled to receive 50% of cash flows.

Palisades West, LLC ("Palisades") — In 2006, the Company formed Palisades in which it holds a 50% interest, with Dimensional Fund Advisors as a 25% partner and Forestar (USA) Real Estate Group as the other 25% partner. Upon formation, the Company contributed land and the other partners contributed an equal amount in cash, and Palisades commenced construction of two office buildings totaling 360,000 square feet in Austin, Texas. The partnership intends to fund the development of the buildings through equity contributions.

Wildwood Associates ("Wildwood") — Wildwood is a 50-50 joint venture between the Company and IBM, that owns or has rights to own approximately 32 acres of undeveloped land in Wildwood Office Park, of which an estimated 16 acres are committed to be contributed to Wildwood by the Company. The estimated 16 acres of land which are committed to be contributed by the Company are not included in "Land Held for Investment or Future Development" in the Company's financial statements. In addition to undeveloped land as described above, Wildwood owned six office buildings consisting of approximately 2.2 million square feet and approximately 15 acres of stand-alone retail sites ground leased to various users. Wildwood sold these office buildings and retail sites in 2004 for $420 million to unrelated third parties, and recognized gains of approximately $200.8 million on the transactions (see Note 9). The Company and IBM each leased office space from buildings owned by Wildwood Associates during 2004 at rates comparable to those charged to third parties.

Through December 31, 2006, the Company had contributed $84,000 in cash plus properties having an agreed-upon value of $54.5 million for its interest in Wildwood and is obligated to contribute the estimated 16 acres of additional land discussed above with an agreed-upon value of $8.3 million. The Company's investment in Wildwood was a negative $1.3 million at December 31, 2006. This negative balance has resulted from the fact that cumulative distributions from Wildwood Associates have exceeded the basis of its contributions. The Company's contributions were recorded at historical cost of the properties at the time they were contributed to Wildwood but it was given equity credit by Wildwood for the fair value of the property at the time of the contribution, which exceeded historical cost. In accordance with SOP 78-9, "Accounting for Investments in Real Estate Ventures," this basis differential is being reduced as the underlying land contributed is sold by the venture. As a result of the 2004 sale by Wildwood Associates of all its office buildings and retail sites, approximately $29.3 million of this basis differential was recognized and included in Gain on Sale of Investment Properties in the accompanying 2004 Consolidated Statement of Income.

Generally, the Company does not have any obligation to fund Wildwood's working capital needs, and there was no debt at Wildwood Associates at December 31, 2006 or 2005.

Handy Road Associates, LLC ("Handy Road") — Handy Road is a 50-50 joint venture between the Company and Handy Road Managers, LLC, that owns 1,187 acres of land in suburban Atlanta, Georgia for future development and/or sale. Handy Road has a $3.2 million note payable that is guaranteed by the partners of Handy Road Managers, LLC, has a maturity of November 2, 2007 and an interest rate of Prime plus 0.5%.

Pine Mountain Builders, LLC ("Pine Mountain Builders") — Pine Mountain Builders is a 50-50 joint venture between the Company and Fortress Construction Company and constructs homes at one of the Company's residential communities. During 2006 and 2005, Pine Mountain Builders sold 39 and 42 homes, respectively. Pine Mountain Builders has loans related to speculative houses constructed with a balance of approximately $614,000, a maturity of December 19, 2007 and an interest rate of Prime.

CPI/FSP I, L.P. ("CPI/FSP") — CPI/FSP is a 50-50 limited partnership between the Company and CommonWealth Pacific LLC and CalPERS. CPI/FSP developed Austin Research Park — Buildings III and IV, two 174,000 and 184,000 rentable square foot office buildings, respectively, in Austin, Texas. Austin Research Park — Buildings III and IV were sold for $78.7 million to an unrelated third party in 2004. CPI/FSP recognized a gain of approximately $27.2 million on the transaction, and the majority of equity was distributed to the partners. CPI/FSP continues to own an adjacent pad of approximately 6 acres for potential future development.

CSC — CSC is a 50-50 limited partnership between the Company and a wholly-owned subsidiary of Bank of America Corporation. In September 2006, CSC sold its single asset, the 1.3 million square foot Bank of America Plaza in Midtown Atlanta, Georgia for a sales price of $436 million. CSC recognized a gain of approximately $273 million and distributed a majority of the equity of the venture to each partner. Prior to the sale, CSC had a note payable secured by Bank of America Plaza and a note receivable to the Company in equal amounts which have been netted in the table presented above, as well as associated interest expense and interest income.

Brad Cous Golf Venture, Ltd. ("Brad Cous") — Brad Cous is a 50-50 joint venture between the Company and W.C. Bradley Co. that developed and owned The Shops at World Golf Village, an 80,000 square foot retail center in St. Augustine, Florida. In 2006, Brad Cous sold World Golf Village for $13.5 million to an unrelated third party, and the majority of equity at the venture was distributed to the partners.

285 Venture, LLC ("285 Venture") — 285 Venture is a 50-50 joint venture between the Company and a commingled trust fund advised by J.P. Morgan Investment Management Inc. that developed and owned 1155 Perimeter Center West, a 365,000 rentable square foot office building complex in Atlanta, Georgia. In 2005, 285 Venture, LLC sold 1155 Perimeter Center West to an unrelated third party for $49.3 million, and recognized a gain of approximately $7.2 million on the transaction, and the majority of equity at the venture was distributed to the partners. This venture was dissolved in 2006.

CC-JM II Associates ("CC-JM II") — CC-JM II is a 50-50 joint venture between the Company and an affiliate of CarrAmerica Realty Corporation that developed and owned John Marshall-II, a 224,000 rentable square foot office building in suburban Washington, D.C. John Marshall-II was sold in October 2004 for $59.3 million to an unrelated third party. CC-JM II Associates recognized a gain of approximately $40.7 million on the transaction, and the majority of equity at the venture was distributed to the partners.

Cousins LORET Venture, L.L.C. ("Cousins LORET") — Cousins LORET is a 50-50 joint venture between the Company and LORET Holdings, L.L.C. ("LORET") that owned two office buildings in Atlanta, Georgia. Cousins LORET sold these two buildings for $200 million to an unrelated third party in 2004, recognized a gain of approximately $90.0 million on the transaction, and distributed the majority of equity to the partners.

905 Juniper Venture, LLC ("905 Juniper") — 905 Juniper is a joint venture between the Company and GDL Juniper, LLC ("GDL") that developed and sold a 94-unit condominium complex in Midtown Atlanta, Georgia. 905 Juniper sold all of the units in the project in 2006. Income and cash distributions were allocated 72% to the

Company and 28% to GDL, after each partner received a 10% preferred return on their investment. On June 30, 2005, the Company entered into a business combination with several entities, collectively called "The Gellerstedt Group." On that date, the Company began consolidating its investment in 905 Juniper, which was previously accounted for on the equity method, and GDL's interest was recorded as a minority interest. Therefore, results of operations of 905 Juniper in the accompanying table only reflect the period that the Company accounted for the venture on the equity method. Results of operations after consolidation were recorded in the multi-family residential unit sales and multi-family residential unit costs of sales line items, with GDL's share of operations recorded as minority interest, in the accompanying Consolidated Statement of Income. GDL is an entity affiliated with Lawrence L. Gellerstedt III, the Company's Senior Vice President and President of the Office/Multi-Family Division.

Other — This category consists of several other joint ventures including:

Deerfield Towne Venture, LLC ("Deerfield") — Deerfield is a joint venture between Casto Realty of Southern Ohio LLC, Anderson Deerfield, LLC and the Company that developed and sold a shopping center near Cincinnati, Ohio. The Company has a 10% profits interest in Deerfield and made no capital contributions nor has any obligations to fund the entity. Deerfield sold the shopping center in 2005, and the Company received cash distributions in 2005 and 2006.

Verde Group, L.L.C. ("Verde") — The Company invested $10 million, which represented less than 5% of equity at December 31, 2006, in Verde, a real estate development company. Verde issued additional equity subsequent to the Company's investment at a higher price than the Company's per unit ownership. As a result, the Company recognized a gain, net of tax, which was recorded in additional paid-in capital. This gain was calculated according to provisions as outlined in SAB No. 51 for newly-formed, start-up or development-stage entities. Prior to 2006, the Company accounted for its investment in Verde under the equity method, and Verde was included in the "other" row in the above tables. In the third quarter of 2006, the Company began accounting for Verde on the cost method and therefore transferred its basis in Verde from investment in joint ventures to other assets.

Additional Information — The Company recognized $9.3 million, $9.3 million, and $13.0 million of development, leasing, and management fees from unconsolidated joint ventures in 2006, 2005 and 2004, respectively. See Note 2, Fee Income, for a discussion of the accounting treatment for fees from unconsolidated joint ventures.

7. STOCKHOLDERS' INVESTMENT

Preferred Stock:

The Company has 4 million shares outstanding of 7.75% Series A Cumulative Redeemable Preferred Stock (liquidation preference of $25 per share). The Company also has 4 million shares outstanding of 7.50% Series B Cumulative Redeemable Preferred Stock (liquidation preference of $25 per share). The Series A preferred stock may be redeemed on or after July 24, 2008 and the Series B preferred stock may be redeemed on or after December 17, 2009, both at the Company's option at $25 per share plus all accrued and unpaid dividends through the date of redemption. Dividends on both the Series A and Series B preferred stock are payable quarterly in arrears on February 15, May 15, August 15 and November 15.

1999 Incentive Stock Plan:

The Company maintains the 1999 Incentive Stock Plan (the "1999 Plan"), which allows the Company to issue awards of stock options, stock grants or stock appreciation rights. As of December 31, 2006, 508,745 shares were authorized to be awarded pursuant to the 1999 Plan, which allows awards of stock options, stock grants or stock appreciation rights. The Company also maintains the 1995 Stock Incentive Plan, the Stock Plan for Outside Directors and the Stock Appreciation Rights Plan (collectively, the "Predecessor Plans") under which stock awards have been issued.

Stock Options — At December 31, 2006, 6,117,402 stock options awarded to key employees and outside directors pursuant to both the 1999 Plan and the Predecessor Plans were outstanding. The Company typically uses authorized, unissued shares to provide shares for option exercises. All stock options have a term of 10 years from the date of grant. Key employee stock options granted prior to December 28, 2000 had a vesting period of five years under both the 1999 Plan and the Predecessor Plans. Options granted on or after December 28, 2000 have a vesting period of four years. Outside director stock options are fully vested on the date of grant under the 1999 Plan but had a vesting period of one year under the Predecessor Plans.

In 2006, the Company amended the stock option certificates to add a retirement feature. Employees who meet the requirements of the retirement feature vest immediately in their stock options outstanding, and the vesting periods for shares outstanding were also changed to reflect accelerated expense for employees who become retirement-eligible within the next four years. The Company recognized additional compensation expense of $716,000, before any capitalization to projects under development or income tax benefit, in 2006 related to this modification. In addition, for all grants after December 11, 2006, an employee who meets the requirements of the retirement feature will have the remaining original term to exercise their stock options after retirement. The certificates currently allow for an exercise period of one year after termination, which remains in force for grants prior to December 11, 2006 for retirement-eligible employees and for all other employees. Also in 2006, the stock option certificates for grants after December 11, 2006 were amended to include a stock appreciation right. A stock appreciation right permits an employee to waive his or her right to exercise the stock option and to instead receive the value of the option, net of the exercise price and tax withholding, in stock, without requiring the payment of the exercise.

The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. The risk free interest rate utilized in the Black-Scholes calculation is the interest rate on U.S. Treasury Strips having the same life as the estimated life of the Company's option awards. The assumed dividend yield is based on the annual dividend rate for regular dividends at the time of grant. Expected life of the options granted was computed using historical data for certain grant years reflecting actual hold periods plus an estimated hold period for unexercised options outstanding using the mid-point between 2006 and the expiration date. Expected volatility is based on the historical volatility of the Company's stock over a period relevant to the related stock option grant. For grants occurring after adoption of SFAS 123R, the Company expenses stock options with graded vesting using the straight line method over the vesting period.

For purposes of the 2005 and 2004 pro forma disclosures shown in Note 2 required by SFAS No. 123 and SFAS No. 148, *"Accounting for Stock-Based Compensation — Transition and Disclosure,"* and for SFAS 123R expense recognition in 2006, the Company has computed the value of all stock options granted using the Black-Scholes option pricing model with the following assumptions and results:

	2006	2005	2004
Assumptions			
Risk-free interest rate	**4.47%**	4.53%	4.06%
Assumed dividend yield	**4.58%**	5.16%	4.69%
Assumed lives of option awards (in years)	**6.61**	6.74	8.00
Assumed volatility	**0.193**	0.203	0.195
Results			
Weighted average fair value of options granted	**$ 4.93**	$ 3.68	$ 4.09

As of December 31, 2006, there was $5.6 million of total unrecognized compensation cost included in additional paid-in capital related to stock options, which will be recognized over a weighted average period of 3.2 years. The total intrinsic value of options exercised during 2006 was $22.5 million. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. In 2006, cash received from the exercise of options equaled $21.1 million.

In 2006, the Company or its joint ventures sold properties that generated taxable gains of approximately $231 million. Primarily as a result of these sales (more fully discussed in Note 9), the Company paid a special cash dividend of $3.40 per share, which totaled $175.5 million on December 1, 2006, and represented a portion of the taxable gains on the sales of investment properties to its common stockholders. The Company was effectively recapitalized through the special dividend which caused the market value per share of the Company's stock underlying options to decrease by approximately the amount of the special dividend on the ex-dividend date. Stock options outstanding were correspondingly adjusted to keep the aggregate intrinsic value of the option equal to the value immediately prior to the special dividend by decreasing the option prices per share and increasing the number of options outstanding by 484,391. In accordance with the guidelines set forth in FAS 123R paragraph 51 for accounting for modifications to equity awards, no incremental compensation expense was recorded in 2006 as the result of these option adjustments.

The following is a summary of stock option activity under the 1999 Plan and the Predecessor Plans for the year ended December 31, 2006 (in thousands, except per share amounts and years):

	Number of Options	Weighted Average Exercise Price per Option	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Life
	2006	2006	2006	2006
1999 Plan and Predecessor Plans				
Outstanding, beginning of year	6,177	$22.01		
Granted	961	$35.85		
Exercised	(1,402)	$18.00		
Forfeited	(103)	$27.01		
Adjustment for special dividend	484			
Outstanding, end of year	6,117	$23.27	$73,379	6.63 years
Options exercisable at end of year	3,856	$19.62	$60,346	5.48 years

Stock Grants — As indicated above, the 1999 Plan provides for stock grants, which may be subject to specified performance and vesting requirements.

In 2000 and 2001, the Company issued 189,777 shares of performance accelerated restricted stock ("PARS") to certain key employees, which PARS were entitled to vote and receive dividends. The PARS outstanding of 143,310 vested on November 14, 2006. Upon issuance, the shares were recorded in Common Stock and Additional Paid-in Capital, with the offset recorded in Unearned Compensation. On January 1, 2006, in accordance with the adoption of SFAS No. 123R, Unearned Compensation was reclassified to Additional Paid-in Capital, and these amounts were amortized into compensation expense over their vesting period. After the adoption of 123R, the Company estimated a forfeiture rate for PARS. Before the adoption of SFAS 123R, the actual compensation expense previously recognized was reversed in the year of forfeiture. Compensation expense related to the PARS, before any capitalization to projects under development and income tax benefit, was approximately $449,000, $655,000 and $655,000 in 2006, 2005, and 2004, respectively. The total fair value of PARS which vested during 2006 was $5.1 million.

In 2005 and 2004, the Company issued 58,407 and 196,667 shares, respectively, of restricted stock to certain key employees, which restricted stock is entitled to vote and receive dividends. The stock was issued on the grant date and recorded in Common Stock and Additional Paid-in Capital, with the offset recorded in Unearned Compensation. Unearned Compensation was reclassified to Additional Paid-in Capital on January 1, 2006, upon the adoption of SFAS 123R, and the amounts related to restricted stock are being amortized into compensation expense over the vesting periods of four years. After the adoption of 123R, the Company estimated a forfeiture rate for restricted stock. Before the adoption of SFAS 123R, the actual compensation expense previously recognized was

reversed in the year of forfeiture. Compensation expense related to the restricted stock, before any capitalization to projects under development or income tax benefit, was approximately $2,944,000, $2,450,000 and $1,059,000 in 2006, 2005 and 2004, respectively. As of December 31, 2006, there was $4.5 million of total unrecognized compensation cost included in additional paid-in capital related to restricted stock, which will be recognized over a weighted average period of 2.0 years. The total fair value of restricted stock which vested during 2006 was $3.2 million. The following table summarizes restricted stock activity during 2006:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value
Non-vested stock at December 31, 2005	413	$29.44
Vested	(233)	28.73
Forfeited	(16)	30.11
Non-vested stock at December 31, 2006	164	$30.39

Outside directors may elect to receive any portion of their director fees in stock, based on 95% of the average market price on the date of service. Outside directors elected to receive 9,678, 9,329, and 7,342 shares of stock in lieu of cash for director fees in 2006, 2005, and 2004, respectively.

Restricted Stock Unit Plan:

In 2005, the Company adopted the 2005 Restricted Stock Unit ("RSU") Plan, under which 197,506 and 87,202 RSUs were issued in 2006 and 2005, respectively. An RSU is a right to receive a payment in cash equal to the fair market value of one share of the Company's stock upon vesting. The Company is expensing and recording a liability based on the current market value as the RSUs vest. Employees with RSUs receive payments during the vesting period equal to the common dividends per share paid by the Company times the number of RSUs held. The Company also records the effect of these additional payments in compensation expense. The RSU Plan was amended in 2006 to permit issuances to directors. During 2006 and 2005, approximately $3.0 million (including dividend payments) and $36,000, respectively, was recognized as compensation expense related to the RSUs for employees and directors, before capitalization to projects under development or income tax benefit.

In 2006, the Company amended the RSU certificates to add a retirement feature. Employees who meet the requirements of the retirement feature vest immediately in their RUSs outstanding, and the vesting period was changed for employees who will become eligible under this feature before the end of their original vesting period. The 2006 compensation expense amount above included $786,000 of expense, before capitalization to projects under development or income tax benefit, related to this modification. In 2006, the Company also amended the RSU Plan to allow for grants of Performance Based RSUs and issued 220,000 of these units. The Performance Based RSUs do not receive dividends and, if certain performance measures are met, these units vest five years from the date of grant. The Company is expensing the fair value of these RSUs over the vesting period and recognized approximately $1.1 million in 2006, before capitalization to projects under development or income tax benefit.

As of December 31, 2006, the Company had recorded approximately $13.2 million of unrecognized compensation related to RSUs, which will be recognized over a weighted average period of 3.6 years. The total fair value of RSUs and dividends paid in 2006 was $1.1 million. The following table summarizes RSU activity for 2006 (in thousands):

Outstanding at December 31, 2005	87
Granted	418
Vested	(20)
Forfeited	(8)
Outstanding at December 31, 2006	477

Stock Repurchase Plan:

In 2006, the Board of Directors of the Company authorized a stock repurchase plan, which expires May 9, 2009, which allows the Company to purchase up to five million shares of its common stock. This replaces the 2004 authorization, which expired April 15, 2006 and was also for up to five million shares of the Company's common stock. No common stock was repurchased in 2006. Prior to 2006, the Company purchased 2,691,582 shares of its common stock for an aggregate price of approximately $64,894,000 under previous plans.

Ownership Limitations:

In order to maintain Cousins' qualification as a REIT, Cousins' Articles of Incorporation include certain restrictions on the ownership of more than 3.9% of the Company's total common and preferred stock.

Distribution of REIT Taxable Income:

The following is a reconciliation between dividends paid and dividends applied in 2006, 2005 and 2004 to meet REIT distribution requirements ($ in thousands):

	2006	2005	2004
Common and preferred dividends paid	**$266,214**	$ 89,253	$437,112
That portion of dividends declared in current year, and paid in current year, which was applied to the prior year distribution requirements	—	(4,621)	(5,577)
That portion of dividends declared in subsequent year, and paid in subsequent year, which will apply to current year	—	—	4,621
Dividends in excess of current year REIT distribution requirements	—	(23,691)	—
Dividends applied to meet current year REIT distribution requirements	**$266,214**	$ 60,941	$436,156

Tax Status of Dividends:

Distributions to stockholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital, or a combination of the three. Distributions to stockholders that exceed the Company's current and accumulated earnings and profits (calculated for federal income tax purposes) constitute a return of capital rather than a dividend and generally reduce the stockholder's basis in the stock. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholder's basis in the stock, it will generally be treated as a gain from the sale or exchange of that stockholder's stock. The following summarizes the taxability of stock distributions for the Company for the periods indicated:

		Type				
		Total Capital Gain		Total Ordinary		
	Date Paid	Long-Term Capital Gain	25% Unrecaptured Section 1250 gain	Qualified Dividends	Ordinary Dividends	Non-Taxable Distribution
2006 Dividends						
Common	2/22/2006	15%	4%	56%	25%	—
	5/30/2006	78%	22%	0%	0%	—
	8/25/2006	78%	22%	0%	0%	—
	12/1/2006	78%	22%	0%	0%	—
	12/22/2006	78%	22%	0%	0%	—
Preferred A	2/15/2006	74%	20%	4%	2%	—
	5/15/2006	74%	20%	4%	2%	—
	8/15/2006	74%	20%	4%	2%	—
	11/15/2006	74%	20%	4%	2%	—
Preferred B	2/15/2006	74%	20%	4%	2%	—
	5/15/2006	74%	20%	4%	2%	—
	8/15/2006	74%	20%	4%	2%	—
	11/15/2006	74%	20%	4%	2%	—
2005 Dividends						
Common	2/22/2005	28%	—	50%	22%	—
	5/27/2005	4%	—	61%	35%	—
	8/25/2005	6%	—	60%	34%	—
	12/22/2005	37%	3%	24%	13%	23%

Also in 2005, the Company designated 20% of the preferred dividends paid as capital gain dividends, 1% as 25% unrecaptured Section 1250 gain dividends, 27% as ordinary, and 52% as qualified dividends. In 2006 and 2005, an amount calculated as 0.14% and 0.57%, respectively, for each year of total dividends was an "adjustment attributed to depreciation of tangible property placed in service after 1986" for alternative minimum tax purposes. In addition, in 2006, an amount calculated as 2.98% of total dividends was a favorable "adjustment to gain or loss" for alternative minimum tax purposes. These amounts were passed through to stockholders and must be used as an item of adjustment in determining each stockholder's alternative minimum taxable income.

8. INCOME TAXES

CREC is a taxable entity and its consolidated provision for income taxes is composed of the following for the years ended December 31, 2006, 2005 and 2004 ($ in thousands):

	2006	2005	2004
Current tax expense			
Federal	$ 6,167	$ 7,411	$ 3,213
State	724	872	377
	6,891	8,283	3,590
Deferred tax expense			
Federal	(2,703)	816	452
State	(317)	97	53
	(3,020)	913	505
Total income tax expense	3,871	9,196	4,095
Benefit (provision) applicable to discontinued operations and sale of investment property	322	(1,440)	(1,351)
Provision for income taxes from operations	$ 4,193	$ 7,756	$ 2,744

The net income tax provision differs from the amount computed by applying the statutory federal income tax rate to CREC's income before taxes for the years ended December 31, 2006, 2005 and 2004 as follows ($ in thousands):

	2006		2005		2004	
	Amount	Rate	Amount	Rate	Amount	Rate
Federal income tax provision	$ 4,466	34%	$ 8,228	34%	$ 4,073	34%
State income tax provision, net of federal income tax effect	525	4	968	4	479	4
Cousins benefit for income taxes	—	—	—	—	(376)	(3)
Deferred tax adjustments	(1,184)	(9)	—	—	—	—
Other	64	—	—	—	(81)	(1)
CREC provision for income taxes	3,871	29%	9,196	38%	4,095	34%
Benefit (provision) applicable to discontinued operations and sale of investment property	322		(1,440)		(1,351)	
Consolidated provision applicable to income from continuing operations	$ 4,193		$ 7,756		$ 2,744	

The tax effect of significant temporary differences representing CREC's deferred tax assets and liabilities, which are included in the Accounts Payable and Accrued Liabilities line item on the accompanying Consolidated Balance Sheet, as of December 31, 2006 and 2005 is as follows ($ in thousands):

	2006	2005
Depreciation and amortization	$ 1,514	$ —
Capitalized salaries	399	—
Income from unconsolidated joint ventures	—	2,821
Property sales	—	1,547
Charitable contributions	427	958
Other	222	363
Total deferred tax assets	2,562	5,689
Income from unconsolidated joint ventures	(1,481)	(8,126)
Residential lots basis differential	(1,499)	(197)
Depreciation and amortization	—	(1,891)
Interest capitalization	—	(1,088)
Other	(507)	(48)
Total deferred tax liabilities	(3,487)	(11,350)
Net deferred tax liability	$ (925)	$ (5,661)

9. PROPERTY TRANSACTIONS

Property Sales and Held-for-Sale Property

SFAS No. 144 requires that the gains and losses from the disposition of certain real estate assets and the related historical operating results be included in a separate section, Discontinued Operations, in the Consolidated Statements of Income for all periods presented.

During 2006, 2005 and 2004, the Company sold three, one and six properties, respectively, that met the criteria for discontinued operations:

Property Name	Ownership Percentage	Rentable Square Feet
2006		
The Avenue of the Peninsula	100%	373,000
North Point Ground Leases	100%	N/A
Frost Bank Tower	100%	531,000
2005		
Hanover Square South	100%	69,000
2004		
101 Second Street	100%	387,000
55 Second Street	100%	379,000
Northside/Alpharetta I	100%	103,000
Northside/Alpharetta II	100%	198,000
The Shops of Lake Tuscaloosa	100%	62,000
Rocky Creek Properties	100%	N/A

The following table details the components of Income (Loss) from Discontinued Operations for the years ended December 31, 2006, 2005 and 2004 ($ in thousands):

	2006	2005	2004
Rental property revenues	**$ 18,493**	$21,311	$ 38,021
Other income	**855**	302	253
Rental property operating expenses	**(8,109)**	(9,893)	(13,353)
Depreciation and amortization	**(11,275)**	(9,297)	(12,414)
Interest expense	—	—	(6,475)
Provision for income taxes	**(2)**	(126)	—
	$ (38)	$ 2,297	$ 6,032

The gain on sale of the properties included in Discontinued Operations described above is as follows for the years ended December 31, 2006, 2005 and 2004 (amounts are net of income taxes and minority interest and $ are in thousands):

	2006	2005	2004
The Avenue of the Peninsula	**$20,053**	$ —	$ —
North Point Ground Leases	**11,867**	—	—
Frost Bank Tower	**54,581**	—	—
Hanover Square South	**(146)**	1,070	—
101 Second Street	**100**	12	45,489
55 Second Street	**40**	24	21,632
Northside/Alpharetta I and II	—	7	12,564
The Shops of Lake Tuscaloosa	—	(76)	1,554
Rocky Creek Properties	—	—	648
AT&T/Cerritos	—	—	40
	$86,495	$1,037	$81,927

Property sales at joint ventures or sales where the Company has continuing involvement, as defined in EITF 03-13, do not qualify for treatment as discontinued operations. One of the ventures in which the Company has a 50% ownership interest, CSC, sold Bank of America Plaza in September 2006. Another venture in which the Company has a 50% ownership interest, 285 Venture, sold 1155 Perimeter Center West in July 2005. Neither the gain on sale nor the results of operations of Bank of America Plaza or 1155 Perimeter Center West were treated as discontinued operations.

The properties sold during 2004 which did not qualify for treatment as discontinued operations are as follows:

Property Name	Ownership Percentage	Rentable Square Feet
333 John Carlyle	100%	153,000
1900 Duke Street	100%	97,000
101 Independence Center	100%	526,000
The Pinnacle	50%	423,000
Two Live Oak Center	50%	279,000
Austin Research Park — Buildings III & IV	50%	358,000
2500 Windy Ridge Parkway	50%	316,000
4100 Wildwood Parkway	50%	100,000
4200 Wildwood Parkway	50%	256,000
4300 Wildwood Parkway	50%	150,000
2300 Windy Ridge Parkway	50%	635,000
3200 Windy Hill Road	50%	698,000
Wildwood — 15 acres of stand-alone retail sites	50%	N/A
CC-JM II Associates	50%	224,000
Wachovia Tower	11.5%	324,000

Purchases of Property

On September 13, 2006, the Company purchased the remaining interests in 191 Peachtree Tower ("191 Peachtree"), a 1.2 million square foot office building in downtown Atlanta, Georgia, for $153.2 million. The Company allocated the purchase price based on the fair value of assets and liabilities acquired. Assets are categorized for 191 Peachtree as land, building, tenant improvements and identifiable intangible assets in accordance with SFAS No. 141. The following table summarizes the fair value of the assets and liabilities acquired ($ in thousands):

Land	$ 5,080
Building	128,976
Tenant Improvements and FF&E	7,480
Intangible Assets	
Above market leases	10,644
In-place leases	2,494
Total intangible assets	13,138
Liabilities:	
Below market leases	(747)
Above market ground lease	(727)
Total net assets acquired	$153,200

As of the purchase date, the $13.1 million of acquired intangible assets and $1.5 million of acquired intangible liabilities related to 191 Peachtree had an aggregate weighted average amortization period of 11 years.

11. CONSOLIDATED STATEMENTS OF CASH FLOWS — SUPPLEMENTAL INFORMATION

Supplemental information related to cash flows, including significant non-cash activity affecting the Statements of Cash Flows, for the years ended December 31, 2006, 2005 and 2004 is as follows ($ in thousands):

	2006	2005	2004
Interest paid, including defeasance costs, net of amounts capitalized	$ 25,220	$ 8,295	$ 21,097
Income taxes paid (received), net of refunds	7,386	6,757	(1,487)
Non-cash Transactions:			
Transfer from land to projects under development	4,783	20,336	228
Transfer from land to investment in joint venture	12,569	14,198	—
Transfer from land to operating properties	505	—	—
Transfer from projects under development to operating properties	100,740	51,539	169,937
Transfer from projects under development to land	3,198	7,005	682
Transfer from operating properties to land	7,250	—	—
Transfer from operating properties to held-for-sale property	1,470	—	—
Transfers related to venture formation (see Note 5 herein):			
Projects under development to investment in joint venture	4,129	—	—
Operating properties to investment in joint venture	15,826	—	—
Accrued capital expenditures excluded from development and acquisition expenditures	4,964	19,897	5,192
Transfer from other assets to land	228	—	—
Transfer from other assets to projects under development	802	—	—
Transfer from other assets to investment in joint ventures, net of tax	863	—	—
Transfer from investment in joint ventures to other assets	9,376	—	—
SAB 51 gain, net of tax, recorded in investment in joint ventures and additional paid-in capital	453	354	—
Receipt of promissory note for expense reimbursement	—	514	—
Transfer from common stock and additional paid-in capital to unearned compensation for restricted stock grants, net of forfeitures	—	1,467	6,071
Transfer from land to residential lots under development	—	—	1,066
Transfer from investment in joint venture upon consolidation of 905 Juniper to:			
Projects under development	—	(8,940)	—
Restricted cash	—	(1,098)	—
Notes and other receivables	—	(2,077)	—
Notes payable	—	2,548	—
Accounts payable and accrued liabilities	—	1,619	—
Minority interest	—	875	—
Investment in joint venture	—	7,073	—

The properties sold during 2004 which did not qualify for treatment as discontinued operations are as follows:

Property Name	Ownership Percentage	Rentable Square Feet
333 John Carlyle	100%	153,000
1900 Duke Street	100%	97,000
101 Independence Center	100%	526,000
The Pinnacle	50%	423,000
Two Live Oak Center	50%	279,000
Austin Research Park — Buildings III & IV	50%	358,000
2500 Windy Ridge Parkway	50%	316,000
4100 Wildwood Parkway	50%	100,000
4200 Wildwood Parkway	50%	256,000
4300 Wildwood Parkway	50%	150,000
2300 Windy Ridge Parkway	50%	635,000
3200 Windy Hill Road	50%	698,000
Wildwood — 15 acres of stand-alone retail sites	50%	N/A
CC-JM II Associates	50%	224,000
Wachovia Tower	11.5%	324,000

Purchases of Property

On September 13, 2006, the Company purchased the remaining interests in 191 Peachtree Tower ("191 Peachtree"), a 1.2 million square foot office building in downtown Atlanta, Georgia, for $153.2 million. The Company allocated the purchase price based on the fair value of assets and liabilities acquired. Assets are categorized for 191 Peachtree as land, building, tenant improvements and identifiable intangible assets in accordance with SFAS No. 141. The following table summarizes the fair value of the assets and liabilities acquired ($ in thousands):

Land	$ 5,080
Building	128,976
Tenant Improvements and FF&E	7,480
Intangible Assets	
Above market leases	10,644
In-place leases	2,494
Total intangible assets	13,138
Liabilities:	
Below market leases	(747)
Above market ground lease	(727)
Total net assets acquired	$153,200

As of the purchase date, the $13.1 million of acquired intangible assets and $1.5 million of acquired intangible liabilities related to 191 Peachtree had an aggregate weighted average amortization period of 11 years.

The following supplemental pro forma financial information is presented for the years ended December 31, 2006 and 2005. The pro forma financial information is based upon the Company's historical Consolidated Statements of Income, adjusted as if the acquisition of the remaining interests in 191 Peachtree occurred at the beginning of each of the periods presented. The supplemental pro forma financial information is not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of the remaining interests in 191 Peachtree been consummated at the beginning of each period.

	Years Ended December 31,	
	2006	2005
	($ In thousands, except per share)	
Pro Forma		
Revenues	$186,831	$192,805
Income from continuing operations	152,185	71,662
Income from discontinued operations	86,457	3,334
Net income available to common shareholders	223,392	59,746
Per share information:		
Basic	$ 4.41	$ 1.20
Diluted	$ 4.25	$ 1.15

In September 2006, the Company acquired a 102,000-square-foot office project in Sandy Springs, Georgia, Cosmopolitan Center, which is on 9.5 acres of land and has long-term redevelopment opportunities, for approximately $12.5 million.

10. OTHER ASSETS

At December 31, 2006 and 2005, Other Assets included the following ($ in thousands):

	2006	2005
Investment in Verde	$ 9,376	$ —
FF&E and leasehold improvements, net of accumulated depreciation of $16,429 and $14,404 as of December 31, 2006 and 2005, respectively	8,665	9,674
Predevelopment costs and earnest money	22,924	4,732
Prepaids and other assets	6,531	7,343
Intangible Assets:		
Goodwill	5,602	8,324
Above market leases, net of accumulated amortization of $1,447 as of December 31, 2006	9,407	—
In-place leases, net of accumulated amortization of $472 as of December 31, 2006	2,589	—
	$65,094	$30,073

As noted in Note 6, the Company began accounting for its Investment in Verde on the cost basis in the third quarter of 2006, at which time the basis was transferred from Investments in Unconsolidated Joint Ventures to Other Assets on the Consolidated Balance Sheet.

Intangible assets relate primarily to the acquisitions of the interests in 191 Peachtree and Cosmopolitan Center in 2006 (see Note 9). In addition to the intangible assets shown above, the Company also acquired intangible liabilities related to the purchases, including below market leases and an above market ground lease. These intangible liabilities are recorded within Accounts Payable and Accrued Liabilities on the Consolidated Balance

Sheets. Above and below market leases are amortized into rental revenues over the individual remaining lease terms. The value associated with in-place leases is amortized into depreciation and amortization expense, also over individual remaining lease terms. Aggregate amortization expense related to intangible assets and liabilities was $1.8 million for the year ended December 31, 2006. Aggregate amortization expense related to these intangible assets and liabilities is anticipated to be approximately $5.6 million, $4.0 million, $1.0 million, $0.4 million and $0.4 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

The Company has goodwill recorded on its Consolidated Balance Sheets, which relates entirely to the office reporting unit. As office assets are sold, either by the Company or at its joint ventures, goodwill is allocated to the cost of each sale. The following is a summary of goodwill activity for the years ended December 31, 2006 and 2005 ($ in thousands):

	2006	2005
Beginning Balance	$ 8,324	$8,131
Additions	—	428
Disposals	(2,722)	(235)
Ending Balance	$ 5,602	$8,324

11. CONSOLIDATED STATEMENTS OF CASH FLOWS — SUPPLEMENTAL INFORMATION

Supplemental information related to cash flows, including significant non-cash activity affecting the Statements of Cash Flows, for the years ended December 31, 2006, 2005 and 2004 is as follows ($ in thousands):

	2006	2005	2004
Interest paid, including defeasance costs, net of amounts capitalized	**$ 25,220**	$ 8,295	$ 21,097
Income taxes paid (received), net of refunds	**7,386**	6,757	(1,487)
Non-cash Transactions:			
Transfer from land to projects under development	**4,783**	20,336	228
Transfer from land to investment in joint venture	**12,569**	14,198	—
Transfer from land to operating properties	**505**	—	—
Transfer from projects under development to operating properties	**100,740**	51,539	169,937
Transfer from projects under development to land	**3,198**	7,005	682
Transfer from operating properties to land	**7,250**	—	—
Transfer from operating properties to held-for-sale property	**1,470**	—	—
Transfers related to venture formation (see Note 5 herein):			
Projects under development to investment in joint venture	**4,129**	—	—
Operating properties to investment in joint venture	**15,826**	—	—
Accrued capital expenditures excluded from development and acquisition expenditures	**4,964**	19,897	5,192
Transfer from other assets to land	**228**	—	—
Transfer from other assets to projects under development	**802**	—	—
Transfer from other assets to investment in joint ventures, net of tax	**863**	—	—
Transfer from investment in joint ventures to other assets	**9,376**	—	—
SAB 51 gain, net of tax, recorded in investment in joint ventures and additional paid-in capital	**453**	354	—
Receipt of promissory note for expense reimbursement	—	514	—
Transfer from common stock and additional paid-in capital to unearned compensation for restricted stock grants, net of forfeitures	—	1,467	6,071
Transfer from land to residential lots under development	—	—	1,066
Transfer from investment in joint venture upon consolidation of 905 Juniper to:			
Projects under development	—	(8,940)	—
Restricted cash	—	(1,098)	—
Notes and other receivables	—	(2,077)	—
Notes payable	—	2,548	—
Accounts payable and accrued liabilities	—	1,619	—
Minority interest	—	875	—
Investment in joint venture	—	7,073	—

12. RENTAL PROPERTY REVENUES

The Company's leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.

At December 31, 2006, future minimum rentals to be received by consolidated entities under existing non-cancelable leases, excluding tenants' current pro rata share of operating expenses, are as follows ($ in thousands):

	Office	Retail	Industrial	Total
2007	$ 52,527	$ 19,953	$1,073	$ 73,553
2008	58,680	20,682	1,146	80,508
2009	46,467	20,773	1,169	68,409
2010	41,686	20,871	1,192	63,749
2011	37,308	20,104	1,216	58,628
Subsequent to 2011	184,107	98,183	203	282,493
	$420,775	$200,566	$5,999	$627,340

13. REPORTABLE SEGMENTS

The Company has four reportable segments: Office/Multi-Family, Retail, Land and Industrial. The Office division entered the multi-family development business in the fourth quarter of 2004 and changed its name to the Office/Multi-Family Division in the second quarter of 2005. The Office/Multi-Family Division develops leases and manages owned and third-party owned office buildings and invests in and/or develops for-sale multi-family real estate products. The Retail and Industrial Divisions develop, lease and manage retail and industrial centers, respectively. The Land Division owns various tracts of land that are held for investment or future development. The Land Division also develops single-family residential communities that are parceled into lots and sold to various home builders or sold as undeveloped tracts of land. A majority of the Company's properties are located within the Southeastern United States. The Company's reportable segments are categorized based on the type of product the division provides and the expertise of the division's management and personnel. The divisions are managed separately because each product they provide has separate and distinct development issues, leasing and/or sales strategies and management issues. The divisions also match the manner in which the chief operating decision maker reviews results and information and allocates resources. The unallocated and other category in the following table includes general corporate overhead costs not specific to any segment and also includes interest expense, as financing decisions are not generally made at the reportable segment level.

In periods prior to 2006, the Company recorded reimbursements of salary and benefits of on-site employees pursuant to management agreements with third parties and unconsolidated joint ventures as reductions of general and administrative expenses. In 2006, the Company began recording these reimbursements in Fee Income on the Consolidated Statements of Income and reclassified prior period amounts to conform to the 2006 presentation. As a result, Fee Income and General and Administrative Expenses in total have increased by $15.1 million in 2005 and $13.2 million in 2004 when compared to amounts previously reported. Fee Income and General and Administrative Expenses from the Office/Multi-Family Division have increased by $15.0 million in 2005 and $13.2 million in 2004 when compared to amounts previously reported. Fee Income and General and Administrative Expenses from the Retail Division have increased by approximately $100,000 in 2005 and approximately $24,000 in 2004 when compared to amounts previously reported.

Company management evaluates the operating performance of its reportable segments based on funds from operations available to common stockholders ("FFO"). FFO is a supplemental operating performance measure used in the real estate industry. Prior to 2006, the Company calculated FFO in accordance with the National Association of Real Estate Investment Trusts' ("NAREIT") definition of FFO, which is net income available to common

stockholders (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")), excluding extraordinary items, cumulative effect of change in accounting principle and gains or losses from sales of depreciable property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures to reflect FFO on the same basis. In 2005, the Company included $5.0 million in income from a real estate venture related to the sale of real estate in its NAREIT-defined calculation of FFO. The Company included this amount in FFO because based on the nature of the investment, the Company believes this income should not be considered gain on the sale of depreciable property. The Company presented the NAREIT-defined calculation and also presented an adjusted NAREIT-defined calculation of FFO to add back the losses on extinguishment of debt recognized in 2006 as described in Note 4 herein. The Company presented this additional measure of FFO because the losses on extinguishment of debt that the Company recognized related to a sale or an exchange of real estate, and all other amounts related to a sale or an exchange of real estate are excluded from FFO.

FFO is used by industry analysts, investors and the Company as a supplemental measure of an equity REIT's operating performance. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of a REIT's operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, has been fundamentally beneficial, improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. In addition to Company management evaluating the operating performance of its reportable segments based on FFO results, management uses FFO and FFO per share, along with other measures, to assess performance in connection with evaluating and granting incentive compensation to its officers and employees.

The tables below present information about the Company's reportable segments for the years ended December 31, 2006, 2005 and 2004.

	Years Ended December 31,		
Reconciliation to Consolidated Revenues	**2006**	**2005**	**2004**
Total revenues from consolidated entities for segment reporting	$189,209	$171,631	$173,723
Less: rental property revenues from discontinued operations	(19,348)	(21,613)	(38,274)
Total consolidated revenues	$169,861	$150,018	$135,449

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2006	Office/Multi-Family Division	Retail Division	Land Division	Industrial Division	Unallocated and Other	Total
			(In thousands)			
Rental property revenues — continuing	$ 60,325	$ 29,425	$ —	$ 555	$ —	$ 90,305
Rental property revenues — discontinued	9,825	8,668	—	—	—	18,493
Multi-family residential unit sales	23,134					23,134
Residential lot and outparcel sales	—	6,515	10,497	272	—	17,284
Leasing and management fees	29,334	1,547				30,881
Development fees	1,585	929	2,070	—	—	4,584
Other income — continuing	2,267	727	78	4	597	3,673
Other income — discontinued	—	855	—	—	—	855
Total revenues from consolidated entities	126,470	48,666	12,645	831	597	189,209
Rental property operating expenses — continuing	(26,957)	(8,997)	—	(149)	—	(36,103)
Rental property operating expenses — discontinued	(5,238)	(2,871)	—	—	—	(8,109)
Multi-family residential unit cost of sales	(19,403)	—	—	—	—	(19,403)
Residential lot and outparcel cost of sales	—	(5,287)	(7,248)	(216)	—	(12,751)
Third party leasing and management direct operating expenses	(18,717)	(404)	—	—	—	(19,121)
General and administrative expenses	(7,548)	(5,830)	(2,700)	(339)	(23,055)	(39,472)
Other expenses — continuing	(867)	(1,644)	(426)	(65)	(13,837)	(16,839)
Total costs and expenses	(78,730)	(25,033)	(10,374)	(769)	(36,892)	(151,798)
Provision for income taxes — continuing	—	—	—	—	(4,193)	(4,193)
Provision for income taxes from operations — discontinued	—	(2)	—	—	—	(2)
Minority interest in income from consolidated subsidiaries	(3,343)	(861)	—	74	—	(4,130)
Funds from operations from unconsolidated joint ventures						
Unconsolidated joint venture revenues less operating expenses	16,100	5,367	—	—	—	21,467
Residential lot and outparcel sales, net	—	—	14,892	—	—	14,892
Multi-family residential sales, net	10,172	—	—	—	—	10,172
Other joint venture income, net	148	225	(665)	—	46	(246)
Total funds from operations from unconsolidated joint ventures	26,420	5,592	14,227	—	46	46,285
Gain on sale of undepreciated investment properties — continuing			2,481	—	—	2,481
Gain on sale of undepreciated investment properties — discontinued		11,867		—	—	11,867
Preferred stock dividends	—	—	—	—	(15,250)	(15,250)
Funds from operations available to common stockholders, excluding loss on extinguishment of debt	70,817	40,229	18,979	136	(55,692)	74,469
Loss on extinguishment of debt	—	—	—	—	(18,207)	(18,207)
Funds from operations available to common stockholders, as defined	70,817	40,229	18,979	136	(73,899)	56,262
Real estate depreciation and amortization						
Continuing	(18,555)	(10,673)	—	(276)	—	(29,504)
Discontinued	(4,070)	(7,205)	—	—	—	(11,275)
Unconsolidated joint ventures	(5,659)	(2,578)	(582)	—	—	(8,819)
Total real estate depreciation and amortization	(28,284)	(20,456)	(582)	(276)	—	(49,598)
Gain on sale of depreciated investment properties, net of applicable income tax provision						
Continuing	—	—	531	—	—	531
Discontinued	54,721	19,907	—	—	—	74,628
Unconsolidated joint ventures	134,561	1,057	—	—	—	135,618
Total gain on sale of depreciated investment properties, net of applicable income tax provision	189,282	20,964	531	—	—	210,777
Net Income (loss) available to common stockholders	$231,815	$ 40,737	$ 18,928	$ (140)	$(73,899)	$ 217,441
Total Assets (at year-end)	$614,135	$323,064	$149,996	$77,624	$ 31,934	$1,196,753
Investment in unconsolidated joint ventures (at year-end)	$ 43,881	$ 34,814	$103,223	$ —	$ —	$ 181,918
Consolidated Capital Expenditures	$267,375	$115,551	$ 75,914	$35,780	$ —	$ 494,620

Year Ended December 31, 2005	Office/Multi-Family Division	Retail Division	Land Division	Industrial Division	Unallocated and Other	Total
			(In thousands)			
Rental property revenues — continuing	$ 54,733	$ 24,490	$ —	$ —	$ —	$ 79,223
Rental property revenues — discontinued	11,162	10,149	—	—	—	21,311
Multi-family residential unit sales	11,233	—	—	—	—	11,233
Residential lot and outparcel sales	—	7,004	14,929	—	—	21,933
Leasing and management fees	31,529	613	—	—	—	32,142
Development fees	1,193	600	1,264	—	—	3,057
Other income — continuing	1,277	561	77	—	515	2,430
Other income — discontinued	—	302	—	—	—	302
Total revenues from consolidated entities	111,127	43,719	16,270	—	515	171,631
Rental property operating expenses — continuing	(23,046)	(7,126)	—	—	—	(30,172)
Rental property operating expenses — discontinued	(5,774)	(4,119)	—	—	—	(9,893)
Multi-family residential unit cost of sales	(9,405)	—	—	—	—	(9,405)
Residential lot and outparcel cost of sales	—	(5,638)	(10,766)	—	—	(16,404)
Third party leasing and management direct operating expenses	(16,486)	(142)	—	—	—	(16,628)
General and administrative expenses	(6,946)	(3,205)	(1,774)	(153)	(27,113)	(39,191)
Other expenses — continuing	(410)	(338)	(691)	(12)	(11,917)	(13,368)
Total costs and expenses	(62,067)	(20,568)	(13,231)	(165)	(39,030)	(135,061)
Provision for income taxes — continuing	—	—	—	—	(7,756)	(7,756)
Provision for income taxes — discontinued	—	(126)	—	—	—	(126)
Minority interest in income from consolidated subsidiaries	(3,037)	—	—	—	—	(3,037)
Funds from operations from unconsolidated joint ventures						
Unconsolidated joint venture revenues less operating expenses	22,764	2,072	—	—	—	24,836
Residential lot and outparcel sales, net	—	—	13,688	—	—	13,688
Multi-family residential sales, net	7,182	—	—	—	—	7,182
Other joint venture income, net	(65)	5,443	(560)	—	(2,662)	2,156
Total funds from operations from unconsolidated joint ventures	29,881	7,515	13,128	—	(2,662)	47,862
Gain on sale of undepreciated investment properties	590	—	14,893	—	—	15,483
Preferred stock dividends	—	—	—	—	(15,250)	(15,250)
Funds from operations available to common stockholders	76,494	30,540	31,060	(165)	(64,183)	73,746
Real estate depreciation and amortization						
Continuing	(16,173)	(8,165)	—	—	—	(24,338)
Discontinued	(5,233)	(4,064)	—	—	—	(9,297)
Unconsolidated joint ventures	(7,467)	(821)	(554)	—	—	(8,842)
Total real estate depreciation and amortization	(28,873)	(13,050)	(554)	—	—	(42,477)
Gain on sale of depreciated investment properties, net of applicable income tax provision						
Continuing	72	178	—	—	—	250
Discontinued	43	994	—	—	—	1,037
Unconsolidated joint ventures	1,935	—	—	—	—	1,935
Total gain on sale of depreciated investment properties, net of applicable income tax provision	2,050	1,172	—	—	—	3,222
Net Income (loss) available to common stockholders	$ 49,671	$ 18,662	$ 30,506	$ (165)	$(64,183)	$ 34,491
Total Assets (at year-end)	$572,684	$435,924	$130,862	$21,303	$ 27,501	$1,188,274
Investment in unconsolidated joint ventures (at year-end)	$ 98,850	$ 11,062	$107,320	$ —	$ —	$ 217,232
Consolidated Capital Expenditures	$ 79,381	$164,557	$ 8,971	$19,824	$ —	$ 272,733

COUSINS PROPERTIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004	Office/Multi-Family Division	Retail Division	Land Division	Industrial Division	Unallocated and Other	Total
			(In thousands)			
Rental property revenues — continuing	$ 67,387	$ 16,997	$ —	$ —	$ —	$ 84,384
Rental property revenues — discontinued	28,265	9,756	—	—	—	38,021
Multi-family residential unit sales	—	—	—	—	—	—
Residential lot and outparcel sales	—	1,400	15,300	—	—	16,700
Leasing and management fees	25,884	510	—	—	—	26,394
Development fees	1,147	800	1,363	—	—	3,310
Other income — continuing	2,090	42	—	—	2,528	4,660
Other income — discontinued	38	215	—	—	—	253
Total revenues from consolidated entities	124,811	29,720	16,663	—	2,528	173,722
Rental property operating expenses — continuing	(24,570)	(3,819)	—	—	—	(28,389)
Rental property operating expenses — discontinued	(9,648)	(3,705)	—	—	—	(13,353)
Multi-family residential unit cost of sales	—	—	—	—	—	—
Residential lot and outparcel cost of sales	—	(929)	(11,078)	—	—	(12,007)
Third party leasing and management direct operating expenses	(13,414)	(24)	—	—	—	(13,438)
General and administrative expenses	(15,603)	(6,639)	(2,710)	(674)	(7,865)	(33,491)
Other expenses — continuing	(430)	(831)	(674)	(69)	(17,219)	(19,223)
Other expenses — discontinued	—	—	—	—	(6,475)	(6,475)
Total costs and expenses	(63,665)	(15,947)	(14,462)	(743)	(31,559)	(126,376)
Provision for income taxes	—	—	—	—	(2,744)	(2,744)
Minority interest in income from consolidated subsidiaries	(1,411)	(6)	—	—	—	(1,417)
Funds from operations from unconsolidated joint ventures						
Unconsolidated joint venture revenues less operating expenses	46,865	2,011	—	—	—	48,876
Residential lot and outparcel sales, net	—	—	8,869	—	—	8,869
Multi-family residential sales, net	—	—	—	—	—	—
Impairment loss on depreciable property	(209)	—	—	—	—	(209)
Other joint venture income, net	—	—			(13,428)	(13,428)
Total funds from operations from unconsolidated joint ventures	46,656	2,011	8,869	—	(13,428)	44,108
Gain on sale of undepreciated investment properties	14,796	1,386	13,445	—	—	29,627
Preferred stock dividends	—	—	—	—	(8,042)	(8,042)
Funds from operations available to common stockholders	121,187	17,164	24,515	(743)	(53,245)	108,878
Real estate depreciation and amortization Continuing	(21,698)	(5,765)	—	—	—	(27,463)
Discontinued	(7,160)	(5,254)	—	—	—	(12,414)
Unconsolidated joint ventures	(14,900)	(891)	(89)	—	—	(15,880)
Total real estate depreciation and amortization	(43,758)	(11,910)	(89)	—	—	(55,757)
Gain on sale of depreciated investment properties, net of applicable income tax provision						
Continuing	80,587	7,231	—	—	611	88,429
Discontinued	79,725	2,202	—	—	—	81,927
Unconsolidated joint ventures	176,265	—	—	—	—	176,265
Total gain on sale of depreciated investment properties, net of applicable income tax provision	336,577	9,433	—	—	611	346,621
Net income (loss) available to common stockholders	$414,006	$ 14,687	$ 24,426	$(743)	$(52,634)	$ 399,742
Total Assets (at year-end)	$528,752	$283,778	$105,822	$ 384	$108,256	$1,026,992
Investment in unconsolidated joint ventures (at year-end)	$115,584	$ 12,320	$ 71,329	$ —	$ —	$ 199,233
Consolidated Capital Expenditures	$ 67,434	$ 87,756	$ 28,751	$ —	$ —	$ 183,941

14. PROFIT SHARING/401(K) PLAN

The Company has a 401(k) plan which covers active regular employees. Employees are eligible under this plan immediately upon hire, and pre-tax contributions are allowed up to the limits set by the Internal Revenue Service. The Company has a profit sharing plan which covers active regular employees who work a minimum of 1,000 hours per year. The Compensation, Nominating and Governance Committee of the Board of Directors makes an annual, discretionary determination of the percentage contribution of an eligible employees' compensation that will be made by the Company into the profit sharing plan. In order to be an eligible employee, the employee must, among other factors, be an active employee on both January 1 and December 31 of that plan year. The Company contributed or plans to contribute approximately $3.2 million, $2.7 million and $2.6 million to the profit sharing plan for the 2006, 2005 and 2004 plan years, respectively.

15. SAB NO. 108

As discussed in Note 2, the Company adopted SAB 108 effective December 31, 2006. As permitted by SAB 108, the Company adjusted retained earnings as of January 1, 2006 for the cumulative effect of the following misstatements from prior years:

Deferred Tax Liability

In prior years, the Company did not reduce its taxable income at CREC for goodwill written off in connection with the sale of certain office properties. These errors resulted in an overstatement of the Company's deferred tax liability.

Investment in Unconsolidated Joint Ventures

In 2004, the Company maintained its investment in Verde under the cost method and, accordingly, did not record the Company's share of losses incurred by Verde. The Company later determined that it should account for Verde under the equity method, and began recognizing equity in earnings from this entity in 2005 but did not adjust for the Company's share of Verde's losses in 2004. As a result, the Company's investment in Verde was overstated.

Compensated Absences

In prior years, the Company had no established accrual for earned but unpaid compensated absences. As a result, the Company's accrued liabilities were understated.

Impact of Adjustments

The impact of each of the items noted above on retained earnings as of January 1, 2006 is presented below (in thousands):

	Deferred Tax Liability	Investment in Unconsolidated Joint Ventures	Vacation Accrual	Total
Investment in unconsolidated joint ventures, net of tax	$ —	$(260)	$ —	$ (260)
Accounts payable and accrued liabilities	(2,827)	—	213	(2,614)
Cumulative undistributed net income	$ 2,827	$(260)	$(213)	$ 2,354

******

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2006
($ in thousands)

Description	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at End of Period						
		Land and Improvements	Buildings and Improvements	Land and Improvements	Buildings and Improvements Less Cost of Sales and Other	Land and Improvements	Buildings and Improvements Less Cost of Sales and Other	Total (a)	Accumulated Depreciation(a)	Date of Construction/ Renovation	Date Acquired	Life on Which Depreciation in 2006 Statement of Income is Computed(b)
LAND HELD FOR INVESTMENT OR FUTURE DEVELOPMENT												
North Point Land — Suburban Atlanta, GA	—	$10,294	$ —	$23,004	$(28,098)	$ 33,298	$(28,098)	$ 5,200	$ —	—	1970-1985	—
Terminus Land — Atlanta, GA	—	18,745	—	5,820	—	24,565	—	24,565	—	—	2005	—
King Mill Distribution Park — Suburban Atlanta, GA	—	10,528	—	1,507	—	12,035	—	12,035	—	—	2005	—
Jefferson Mill Business Park — Suburban Atlanta, GA	—	14,223	—	—	(196)	14,223	(196)	14,027	—	—	2006	—
Lakeside Ranch Business Park — Dallas, TX	—	6,328	—	71	—	6,399	—	6,399	—	—	2006	—
615 Peachtree Street — Atlanta, GA	—	4,740	7,229	—	(1,925)	10,044	—	10,044	—	—	1996	—
Wildwood Land — Suburban Atlanta, GA	—	10,214	—	4,961	(14,292)	15,175	(14,292)	883	—	—	1971-1989	—
Round Rock/ Austin, Texas Land — Austin, TX	—	12,802	—	4,283	—	17,085	—	17,085	—	—	2005	—
Land Adjacent to The Avenue Carriage Crossing — Memphis, TN	—	4,816	—	1,368	(1,285)	6,184	(1,285)	4,899	—	—	2004	—
505, 511, 555 and 557 Peachtree Street — Atlanta, GA	—	6,253	—	—	—	6,253	—	6,253	—	—	2004/2006	—
Total Land Held for Investment or Future Development	—	98,943	7,229	41,014	(45,796)	145,261	(43,871)	101,390	—			
OPERATING PROPERTIES												
Office & Medical Office												
Inforum — Atlanta, GA	—	5,226	67,370	—	7,239	5,226	74,609	79,835	41,411	—	1999	25 Years
Galleria 75 — Atlanta, GA	—	6,673	4,743	—	318	6,673	5,061	11,734	1,501	—	2004	25 Years
The Points of Waterview — Dallas, TX	18,183	2,558	22,910	—	4,926	2,558	27,836	30,394	8,019	—	2000	25 Years

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2006
($ in thousands)

		Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at End of Period						
Description	Encumbrances	Land and Improvements	Buildings and Improvements	Land and Improvements	Buildings and Improvements Less Cost of Sales and Other	Land and Improvements	Buildings and Improvements Less Cost of Sales and Other	Total (a)	Accumulated Depreciation(a)	Date of Construction/ Renovation	Date Acquired	Life on Which Depreciation in 2006 Statement of Income is Computed(b)
Office and Medical Office (continued)												
Lakeshore Park Plaza — Birmingham, AL	$ 9,082	$ 3,362	$ 12,261	$ —	$ 2,474	$ 3,362	$ 14,735	$ 18,097	$ 4,122	—	1998	30 Years
600 University Park Place — Birmingham, AL	13,168	1,899	—	—	16,700	1,899	16,700	18,599	4,331	1998	1998	30 Years
333 North Point Center East — Suburban Atlanta, GA	29,571(c)	551	—	—	12,905	551	12,905	13,456	4,712	1996	1996	30 Years
555 North Point Center East — Suburban Atlanta, GA	—(c)	368	—	—	17,224	368	17,224	17,592	5,006	1998	1998	30 Years
One Georgia Center — Atlanta, GA	—	9,267	27,079	—	5,790	9,267	32,869	42,136	6,569	—	2000	30 Years
3100 Windy Hill Road — Atlanta, GA	—	309	17,005	—	—	309	17,005	17,314	6,869	1997	1997	25 Years
3301 Windy Ridge Parkway — Atlanta, GA	—	20	—	478	11,915	498	11,915	12,413	7,064	1984	1984	40 Years
100 North Point Center East — Atlanta, GA	22,365(d)	1,475	9,625	—	1,503	1,475	11,128	12,603	3,134	—	2003	25 Years
200 North Point Center East — Suburban Atlanta, GA	—(d)	1,726	7,920	—	1,118	1,726	9,038	10,764	1,834	—	2003	25 Years
Cosmopolitan Center — Atlanta, GA	—	9,465	2,581	—	—	9,465	2,581	12,046	242	—	2006	24 Years
191 Peachtree Tower(e) — Atlanta, GA	—	5,355	141,012	—	—	5,355	141,012	146,367	1,978	—	2006	40 Years
Meridian Mark Plaza — Atlanta, GA	23,602	2,200	—	19	23,738	2,219	23,738	25,957	8,474	1997	1997	30 Years
Inhibitex — Suburban Atlanta, GA	—	675	—	—	5,959	675	5,959	6,634	611	2004	2004	30 Years
AtheroGenics — Suburban Atlanta, GA	—	200	—	—	7,455	200	7,455	7,655	4,149	1998	1998	30 Years
Total Office and Medical Office	115,971	51,329	312,506	497	119,264	51,826	431,770	483,596	110,026			

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2006
($ in thousands)

		Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at End of Period						
Description	Encumbrances	Land and Improvements	Buildings and Improvements	Land and Improvements	Buildings and Improvements Less Cost of Sales and Other	Land and Improvements	Buildings and Improvements Less Cost of Sales and Other	Total (a)	Accumulated Depreciation(a)	Date of Construction/ Renovation	Date Acquired	Life on Which Depreciation in 2006 Statement of Income is Computed(b)
Retail												
The Avenue Carriage Crossing — Memphis, TN	$ —	$10,425	$ —	$ —	$ 80,467	$10,425	$ 80,467	$ 90,892	$ 5,421	2004	2004	30 Years
North Point Stand Alone Retail Sites — Suburban Atlanta, GA	—	4,559	—	(1,482)	(1,465)	3,077	(1,465)	1,612	142	—	1993	10-24 Years
Total Retail	—	14,984	—	(1,482)	79,002	13,502	79,002	92,504	5,563			
Industrial												
King Mill Distribution Park — Building A — Suburban Atlanta, GA	2,625	1,943	—	195	11,472	2,138	11,472	13,610	276	2005	2005	30 Years
Total Operating Properties	118,596	68,256	312,506	(790)	209,738	67,466	522,244	589,710	115,865			
PROJECTS UNDER DEVELOPMENT												
Office												
Terminus 100 — Atlanta, GA	—	14,473	—	—	99,091	14,473	99,091	113,564	—	2005	2005	—
Retail												
The Avenue Webb Gin — Suburban Atlanta, GA	—	11,583	—	—	58,174	11,583	58,174	69,757	775	2005	2005	30 years
The Avenue Carriage Crossing — Phase I Expansion — Memphis, TN	—	813	—	—	1,991	813	1,991	2,804	—	2006	2004	—
San Jose MarketCenter — San Jose, CA	—	39,121	—	—	40,837	39,121	40,837	79,958	1,129	2005	2005	30 years
Total Retail	—	51,517	—	—	101,002	51,517	101,002	152,519	1,904			

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2006
($ in thousands)

Description	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at End of Period						
		Land and Improvements	Buildings and Improvements	Land and Improvements	Buildings and Improvements Less Cost of Sales and Other	Land and Improvements	Buildings and Improvements Less Cost of Sales and Other	Total (a)	Accumulated Depreciation(a)	Date of Construction/ Renovation	Date Acquired	Life on Which Depreciation in 2006 Statement of Income is Computed(b)
Industrial												
Lakeside Ranch Business Park — Building 20 — Dallas, TX	$ —	$ 5,241	$ —	$ —	$ 13,168	$ 5,241	$ 13,168	$ 18,409	$ —	2006	2006	—
King Mill Distribution Park — Building 3B — Suburban Atlanta, GA	1,815	1,943	—	—	7,588	1,943	7,588	9,531	—	2005	2005	—
Jefferson Mill Business Park Building A — Suburban Atlanta, GA	1,432	1,287	—	—	6,976	1,287	6,976	8,263	—	2006	2006	—
Total Industrial	3,247	8,471	—	—	27,732	8,471	27,732	36,203	—			
Total Projects Under Development	3,247	74,461	—	—	227,825	74,461	227,825	302,286	1,904			
RESIDENTIAL LOTS UNDER DEVELOPMENT												
River's Call — Suburban Atlanta, GA	—	2,001	—	10,904	(12,078)	12,905	(12,078)	827	—	2000	1971-1989	—
The Lakes at Cedar Grove — Suburban Atlanta, GA	—	4,720	—	28,988	(28,240)	33,708	(28,240)	5,468	—	2001	2001	—
Blalock Lakes — Newnan, GA	—	17,657	—	—	—	17,657	—	17,657	—	2006	2006	—
Longleaf at Callaway — Pine Mountain, GA	309	2,098	—	6,594	(6,604)	8,692	(6,604)	2,088	—	2002	2002	—
Callaway Gardens — Pine Mountain, GA	—	1,584	—	—	—	1,584	—	1,584	—	2006	2006	—
Total Residential Lots Under Development	309	28,060	—	46,486	(46,922)	74,546	(46,922)	27,624	—			
	$122,152	$269,720	$319,735	$86,710	$344,845	$361,734	$659,276	$1,021,010	$117,769			

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2006
($ in thousands)

NOTES:

(a) Reconciliations of total real estate carrying value and accumulated depreciation for the three years ended December 31, 2006 are as follows:

	Real Estate			Accumulated Depreciation		
	2006	2005	2004	2006	2005	2004
Balance at beginning of period	$1,047,139	$ 815,798	$1,041,964	$159,326	$140,352	$163,203
Additions during the period:						
Improvements and other capitalized costs	480,705	292,630	186,753	—	—	—
Provision for depreciation	—	—	—	40,898	33,763	39,934
	480,705	292,630	186,753	40,898	33,763	39,934
Deductions during the period:						
Cost of real estate sold	(456,250)	(43,075)	(411,700)	(63,306)	(68)	(62,482)
Write-off of fully depreciated assets	(15,849)	(15,423)	(1,161)	(15,849)	(15,423)	(1,161)
Transfers between account categories(f)	(34,735)	(2,791)	(58)	(3,404)	—	—
Amortization of rent adjustments	—	—	—	104	702	858
	(506,834)	(61,289)	(412,919)	(82,455)	(14,789)	(62,785)
Balance at the end of period	$1,021,010	$1,047,139	$ 815,798	$117,769	$159,326	$140,352

(b) Buildings and improvements are depreciated over 25 to 40 years. Leasehold improvements and other capitalized leasing costs are depreciated over the life of the asset or the term of the lease, whichever is shorter.

(c) 333 and 555 North Point Center East were financed together with such properties being collateral for one recourse mortgage note payable.

(d) 100 and 200 North Point Center East were financed together with such properties being collateral for one non-recourse mortgage note payable.

(e) 191 Peachtree Tower is treated as an operating property for financial reporting purposes, but is treated as a redevelopment project by the Company. Therefore this property is included on both the list of development projects and operating properties included in Item 2 of this Form 10-K, but included only as an operating property in this Schedule III. In addition, certain intangible assets related to the purchase of this property are included in other assets and not in the above table.

(f) Transfers between account categories in 2006 were mainly comprised of assets which the Company owned and which were recorded within properties in the prior years but were contributed to joint ventures in 2006.

Exhibit 12

COUSINS PROPERTIES INCORPORATED

STATEMENT REGARDING COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

($ in thousands)

	2006	2005	2004	2003	2002
Earnings:					
Pre-tax income (loss) from continuing operations, adjusted for equity investees and minority interests(A)	$(21,538)	$ 512	$ 1,437	$ (239)	$(6,749)
Add:					
Gain on sale of investment property, net of applicable income tax provision	3,012	15,733	118,056	100,558	6,254
Distributed income of equity investees	256,625	64,562	247,532	58,488	36,036
Amortization of capitalized interest	975	1,196	1,084	631	631
Fixed charges	47,551	42,211	37,084	35,984	33,437
Subtract:					
Capitalized interest	(20,554)	(17,193)	(14,028)	(9,684)	(5,934)
Preferred dividends	(15,250)	(15,250)	(8,042)	(3,358)	—
Earnings	$250,821	$ 91,771	$383,123	$182,380	$63,675
Fixed charges:					
Interest expense	$ 11,119	$ 9,094	$ 14,623	$ 22,576	$27,041
Capitalized interest	20,554	17,193	14,028	9,684	5,934
Interest component of rental expense (30%)	628	674	391	366	462
	32,301	26,961	29,042	32,626	33,437
Preferred stock dividends	15,250	15,250	8,042	3,358	—
Fixed charges	$ 47,551	$ 42,211	$ 37,084	$ 35,984	$33,437
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5.27	2.17	10.33	5.07	1.90

(A) Prior years' pre-tax income (loss) from continuing operations is adjusted for 2006 discontinued operations.

Exhibit 21

COUSINS PROPERTIES INCORPORATED AND CONSOLIDATED ENTITIES
SUBSIDIARIES OF THE REGISTRANT
DECEMBER 31, 2006

At December 31, 2006, the Registrant had the following 100% owned subsidiaries:

Subsidiary	State of Incorporation
3280 Peachtree I, LLC	Georgia
3280 Peachtree II, LLC	Georgia
615 Peachtree LLC	Georgia
Avenue Webb Gin, LLC	Georgia
CCD Juniper LLC	Georgia
Cousins 191 Investor LLC	Georgia
Cousins, Inc.	Alabama
Cousins Jefferson Mill, LLC	Georgia
Cousins King Mill, LLC	Georgia
Cousins Murfreesboro LLC	Georgia
Cousins Properties Palisades, LP	Texas
CP Lakeside Land, GP	Georgia
CP Sandy Springs LLC	Georgia
CPI 191 LLC	Georgia
Cousins Real Estate Corporation	Georgia
Cousins San Jose MarketCenter, LLC	Georgia
Cousins MarketCenters, Inc.	Georgia
New Land Realty, LLC	Georgia
Cedar Grove Lakes, LLC	Georgia
CREC Alabama Inc.	Georgia
Pine Mountain Ventures, LLC	Georgia
Longleaf Realty, LLC	Georgia
Cousins Condominium Development, LLC	Georgia
CREC Property Holdings, LLC	Delaware
Blalock Lakes, LLC	Georgia
Cousins Real Estate Development, Inc.	Georgia
Cousins Development, Inc.	Georgia
Cousins Properties Services LP	Texas
Cousins La Frontera, LP	Texas
CREC LaFrontera, LP	Texas
Cousins Texas GP Inc.	Georgia
Cousins Properties Waterview LP	Texas
One Ninety One Peachtree Associates LLC	Georgia
IPC Investments, LLC	Georgia
Presidential MarketCenter LLC	Georgia
Ridgewalk Funding LLC	Georgia
SONO Renaissance, LLC	Georgia
Cousins Aircraft Associates, LLC	Georgia
C-H Associates, Ltd.	Georgia
Cousins Properties Funding LLC	Georgia

Subsidiary	State of Incorporation
Cousins Properties Texas LP	Texas
Cousins Texas LLC	Georgia

At December 31, 2006, the financial statements of the following entities were consolidated with those of the Registrant in the Consolidated Financial Statements incorporated herein:

Subsidiary	State of Incorporation
Carriage Avenue, LLC*	Delaware
Cousins/Callaway, LLC*	Georgia
Cousins/Daniel, LLC*	Georgia
Cousins/Myers Second Street Partners, L.L.C.*	Delaware
Cousins/Myers II, LLC*	Delaware
50 Biscayne Venture, LLC*	Delaware
CP Venture Three LLC (88.5% owned by Registrant)	Delaware
CP Venture Six LLC (88.5% owned by Registrant)	Delaware
C/W King Mill I, LLC (75% owned by Registrant)	Georgia
C/W Jefferson Mill I, LLC (75% owned by Registrant)	Georgia
905 Juniper Venture, LLC (72% owned by Registrant)	Georgia
CS Lakeside 20 Limited, LLLP*	Texas
CS Lakeside Land Limited, LLLP*	Texas

* Minority member may receive a portion of cash flow and capital proceeds.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-127917, 33-41927, 33-56787, 333-42007, 333-67887, 333-92089, 333-68010, 333-106937, 333-98487, 333-46674, 333-120918 and 333-134890 on Form S-8 (the "S-8 Registration Statements") and Registration Statement Nos. 33-60350, 333-48841, 333-12031, 333-46676, 333-106401, 333-69476, and 333-120612 on Form S-3 (the "S-3 Registration Statements") of Cousins Properties Incorporated and subsidiaries (the "Company") of our report dated February 28, 2007 relating to the consolidated financial statements and consolidated financial statement schedule of the Company (which report expresses an unqualified opinion and includes explanatory paragraphs related to the adoption of Statement of Financial Accounting Standard Board No. 123(R), *Stock-Based Payment* on January 1, 2006 and the adoption of SEC Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* on December 31, 2006) and our report on management's report on the effectiveness of internal control over financial reporting dated February 28, 2007, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
February 28, 2007

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas D. Bell, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Cousins Properties Incorporated (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ Thomas D. Bell, Jr.

Thomas D. Bell, Jr.
President, Chief Executive Officer
and Chairman of the Board

Date: February 28, 2007

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James A. Fleming, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cousins Properties Incorporated (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ James A. Fleming

James A. Fleming
Executive Vice President and Chief Financial Officer

Date: February 28, 2007

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Annual Report on Form 10-K of Cousins Properties Incorporated (the "Registrant") for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the President, Chief Executive Officer and the Chairman of the Board of the Registrant, certifies that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Thomas D. Bell, Jr.

Thomas D. Bell, Jr.
President, Chief Executive Officer
and Chairman of the Board

Date: February 28, 2007

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Annual Report on Form 10-K of Cousins Properties Incorporated (the "Registrant") for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the Executive Vice President and Chief Financial Officer of the Registrant, certifies that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ James A. Fleming

James A. Fleming
Executive Vice President and Chief Financial Officer

Date: February 28, 2007

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Shareholder Information

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP

COUNSEL

King & Spalding LLP
Troutman Sanders LLP

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
Telephone Number: 1-866-668-6550
Fax Number: 1-718-236-2641

CERTIFICATIONS

The Company has included in Exhibit 31 to its Annual Report on Form 10-K, filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer certifying to the quality of the Companys' public disclosure. In addition, the Chief Executive Officer certified to the New York Stock Exchange on May 31, 2006 that he was not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

FORM 10-K AVAILABLE

Copies of the Annual Report on Form 10-K for the year ended December 31, 2006, without exhibits, along with interim reports on Form 10-Q, are available free of charge upon written request to the Company at 191 Peachtree Street NE, Suite 3600, Atlanta, Georgia 30303. These items are also posted on the Company's web site at www.cousinsproperties.com or may be obtained from the SEC's web site at www.sec.gov.

INVESTOR RELATIONS CONTACT

Mark A. Russell
Senior Vice President & Senior Investment Officer
Telephone Number: 404-407-1390
Fax Number: 404-407-1391
Email Address: markrussell@cousinsproperties.com

CORPORATE HEADQUARTERS

191 Peachtree Street NE
Suite 3600
Atlanta, Georgia 30303
Telephone Number: 404-407-1000
Fax Number: 404-407-1002
www.cousinsproperties.com

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